As Filed with the Securities and Exchange Commission on May 2, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CATELLUS SUBCO, INC.

(Exact Name of Registrant as Specified in its Governing Instrument)

DELAWARE	6798	94–2953477
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Vanessa Washington

Senior Vice President and General Counsel

Catellus Development Corporation

Catellus SubCo, Inc.

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:

Frederick B. McLane O’Melveny & Myers LLP 400 S. Hope Street Los Angeles, California 90071 (213) 430-6000	Gilbert G. Menna Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price per share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, par value $.01 per share	97,008,879	$21.335	$2,069,684,433	$167,438

(1)	Includes the maximum number of shares of common stock, par value $.01 per share, of Catellus SubCo, Inc., a Delaware corporation (referred to as “Catellus REIT,” which will be renamed “Catellus Development Corporation” following the merger described below), that may be issuable pursuant to the merger of Catellus Development Corporation, a Delaware corporation (“Catellus”), with and into Catellus Operating Limited Partnership (the “Operating Partnership”), a subsidiary of Catellus REIT, pursuant to the Agreement and Plan of Merger by and among Catellus, Catellus REIT and the Operating Partnership, as described in the proxy statement/prospectus that forms a part of this Registration Statement, based upon the number of shares of common stock, par value $.01 per share, of Catellus outstanding at the close of business on April 20, 2003 or that may be issuable pursuant to outstanding options or other rights prior to the date the merger is expected to be completed. Pursuant to the merger, each outstanding share of Catellus common stock, together with the associated right under the Rights Agreement, dated December 16, 1999, between Catellus and American Stock Transfer and Trust Company, will be converted into the right to receive one share of Catellus REIT common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

Subject To Completion, dated May 2, 2003

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Catellus REIT may not sell these securities until the registration statement is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CATELLUS DEVELOPMENT CORPORATION

201 Mission Street, Second Floor

San Francisco, California 94105

Dear Catellus Stockholder:

I am pleased to invite you to attend the 2003 annual meeting of stockholders of Catellus Development Corporation, a Delaware corporation, which will be held at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, on             , 2003 at 9:00 a.m., local time.

I am also pleased to report that the Catellus board of directors has unanimously approved a plan to restructure the business operations of Catellus to allow for Catellus to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. We refer to this restructuring plan as the REIT conversion.

The REIT conversion will include, among other things, the merger of Catellus with and into Catellus Operating Limited Partnership, a recently formed Delaware limited partnership. Catellus Operating Limited Partnership is controlled by Catellus SubCo, Inc. (referred to as Catellus REIT), a wholly owned subsidiary of Catellus recently formed for the purposes of effecting the REIT conversion. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will hold the assets currently held by Catellus and will conduct substantially all of the existing businesses of Catellus through Catellus Operating Limited Partnership. In the merger, you will receive one share of Catellus REIT common stock for each share of Catellus common stock you own. We estimate that in the merger Catellus REIT will issue approximately              common shares. We anticipate that the shares of Catellus REIT common stock will trade on the New York Stock Exchange under the symbol “CDX.”

At the annual meeting, you also will be asked to: (a) elect eleven directors; (b) approve an amendment to our 2000 Performance Award Plan; (c) approve a new incentive plan which we refer to as the 2003 Performance Award Plan; and (d) consider such other matters, including a stockholder proposal, as may properly come before the meeting.

We cannot complete the merger unless the holders of a least a majority of the outstanding shares of Catellus common stock vote in favor of the merger agreement. A vote for the adoption of the merger agreement will have the effect of approving the REIT conversion and the other transactions contemplated by the merger agreement. Your board of directors considers the amendment to the 2000 Performance Award Plan to be an integral component of the REIT conversion, and has included the approval of the amendment to the 2000 Performance Award Plan by Catellus stockholders as a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the amendment to the 2000 Performance Award Plan.

After careful consideration, your board of directors has unanimously approved the REIT conversion, which contemplates the merger and the other restructuring transactions and recommends that all stockholders vote “FOR” the adoption of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” the approval of the amendment to the 2000 Performance Award Plan, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal.

If the merger and the amendment to the 2000 Performance Award Plan are approved by our stockholders and the other restructuring transactions are consummated, we expect that Catellus REIT will qualify as a REIT commencing January 1, 2004. However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Your vote is important.    Whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope, or vote your proxy by telephone or the Internet in accordance with the instructions on the proxy card. You may revoke your proxy in the manner discussed in the accompanying proxy statement/prospectus at any time before it has been voted at the annual meeting.

This proxy statement/prospectus provides you with detailed information about the REIT conversion and the annual meeting. You can get more information about Catellus from publicly available documents we have filed with the Securities and Exchange Commission. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section on “Risk Factors” beginning on page 19.

Sincerely,

Nelson C. Rising

Chairman of the Board and

Chief Executive Officer

            , 2003

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Catellus REIT under this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2003, and is being first mailed to stockholders on or about             , 2003.

CATELLUS DEVELOPMENT CORPORATION

201 Mission Street, Second Floor

San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

            , 2003

Catellus Development Corporation will hold its 2003 Annual Meeting of Stockholders on             , 2003, at 9:00 a.m., local time, at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, for the following purposes:

(1)  To vote upon a proposal to approve and adopt the agreement and plan of merger dated             , 2003 among Catellus, Catellus SubCo, Inc., a newly formed wholly owned subsidiary of Catellus, and Catellus Operating Limited Partnership, a subsidiary controlled by Catellus SubCo, Inc., which will implement the restructuring of Catellus to allow Catellus to qualify as a real estate investment trust, or REIT, for federal income tax purposes;

(2)  To elect eleven directors;

(3)  To vote upon a proposal to amend the 2000 Performance Award Plan;

(4)  To vote upon a proposal to approve the 2003 Performance Award Plan;

(5)  To vote upon one stockholder proposal, if presented at the annual meeting; and

(6)  To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

If you were a stockholder of record at the close of business on             , 2003, you are entitled to notice of, and to vote at, the annual meeting. For at least ten days before the meeting, we will make a list of our stockholders available at our offices at 201 Mission Street, Second Floor, San Francisco, California. Even if you plan to attend the meeting, we request that you sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. Alternatively, you may vote electronically using the Internet (www.proxyvote.com) or by telephone by following the instructions on the proxy card. If you attend the meeting, you may withdraw your proxy vote and vote in person on any matter properly brought before the meeting.

Please vote using one of the methods set forth above, so that your shares of stock will be represented at the meeting.

By Order of the Board of Directors,

Vanessa L. Washington

Secretary

            , 2003

San Francisco, California

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Catellus Development Corporation, or Catellus, files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports, proxy statements and other information at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the SEC Public Reference Room. The SEC also maintains a website that contains these reports and other documents at  http://www.sec.gov.

Catellus SubCo, Inc., or Catellus REIT, has filed a registration statement on Form S-4 to register with the SEC the Catellus REIT common stock that Catellus stockholders will receive in connection with the merger. This proxy statement/prospectus is part of the registration statement of Catellus REIT on Form S-4 and is a prospectus of Catellus REIT and a proxy statement of Catellus for its annual meeting.

This proxy statement/prospectus incorporates important business and financial information about Catellus from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. The SEC permits us to “incorporate by reference” important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus or by information in documents that we incorporate by reference now but do not actually file with or furnish to the SEC until later.

Specifically, this proxy statement/prospectus incorporates by reference the documents set forth below, all of which have been previously filed with the SEC.

Catellus SEC Filings (File No. 1-10622)	Period or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2002
Current Report on Form 8-K	March 3, 2003

In addition, we also incorporate by reference into this proxy statement/prospectus additional information that Catellus may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the annual meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You may not have some of the documents incorporated by reference, but you can obtain any of them through the SEC as described above or from us at no cost by directing a written or oral request to us at Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com, or at our website at www.catellus.com. Except for the documents described above, information on our website is not otherwise incorporated by reference into this proxy statement/prospectus.

If you would like to request documents from us, please do so by                  , 2003 in order to receive them prior to the annual meeting.

Upon consummation of the merger, Catellus REIT will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You should rely only on the information in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making any offer to sell (or soliciting any offer to buy) any securities, or soliciting any proxy, in any state where it is unlawful to do so.

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QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION

Q:	What is proposed?

A:	The board of directors of Catellus has approved a plan to restructure Catellus’ business operations in connection with the board’s determination that it would be in the best interests of Catellus and its stockholders if Catellus were to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes. We refer to this plan, including the related restructuring transactions, as the REIT conversion. The REIT conversion is comprised of the following key components.

•	A restructuring of Catellus’ business operations to enable it to qualify as a REIT and the subsequent election to be taxed as a REIT for federal income tax purposes.

•	The payment of a regular quarterly dividend beginning for the third quarter of 2003.

•	The payment of a one-time special dividend in January or February 2004 in order to distribute earnings and profits accumulated prior to the REIT conversion.

Currently, Catellus is taxed as a C corporation with accumulated earnings and profits. This means that Catellus is subject to “double taxation”—a tax at the corporate level on corporate earnings, plus a tax at the stockholder level on any after-tax income that is actually distributed to stockholders as dividends.

A REIT is a company that derives most of its income from real estate, such as industrial buildings, office buildings, retail buildings, or real estate mortgages. If a corporation qualifies as a REIT, it generally will not be subject to federal corporate income taxes on income and gain that it distributes to its stockholders, thereby reducing its corporate-level taxes and substantially eliminating the “double taxation” that usually results in the case of a C corporation.

Q:	What happens in the REIT conversion?

A:	The REIT conversion involves several restructuring transactions:

The Merger and Formation of an UPREIT Structure

The principal restructuring transactions are the merger and the formation of an umbrella partnership real estate investment trust (UPREIT) structure. In the merger, Catellus will merge with and into Catellus Operating Limited Partnership, a recently formed Delaware limited partnership, which we refer to in this proxy statement/prospectus as the Operating Partnership. Catellus SubCo, Inc., or Catellus REIT, is a wholly owned subsidiary of Catellus and owns, directly or indirectly, all of the equity interests in the Operating Partnership. The Operating Partnership will be the surviving entity in the merger and will succeed to and continue the business of Catellus.

As a consequence of the merger:

•	each outstanding share of common stock of Catellus will be converted into one share of common stock of Catellus REIT;

•	Catellus REIT will be renamed “Catellus Development Corporation” and will become the publicly traded, New York Stock Exchange listed, parent company that will succeed to and continue to operate, directly or indirectly, all of the existing business of Catellus;

•	the existing board of directors of Catellus and the management of Catellus will be the board of directors and management, respectively, of Catellus REIT; and

•	the rights of the stockholders of Catellus REIT will be governed by the amended and restated certificate of incorporation and amended and restated bylaws of Catellus REIT.

We have attached a copy of the merger agreement as Annex A and a copy of the amended and restated certificate of incorporation and the amended and restated bylaws of Catellus REIT as Annex B-1 and Annex B-2, respectively.

We believe the merger is an essential component of the REIT conversion because it will enable Catellus REIT to operate in a structure commonly referred to as an “UPREIT.” An UPREIT is typically a REIT whose real properties are held by, and whose operations are conducted through, a subsidiary partnership which in our case will be the Operating Partnership. Catellus REIT will be the general partner of the Operating Partnership and will control the Operating Partnership. The UPREIT structure may facilitate future acquisitions of new properties by permitting sellers to exchange properties for units in the Operating Partnership while deferring inherent tax gain.

Other Important Restructuring Transactions

As part of the REIT conversion, the Operating Partnership will, directly or indirectly, generally hold all of Catellus’ existing assets and activities associated with rental property and mortgage debt income, and investment land and industrial land on which property is slated to be developed and added to our existing rental portfolio.

Prior to the consummation of the REIT conversion, we will transfer various assets that cannot be held directly by the Operating Partnership to one or more wholly owned subsidiaries in order to comply with certain REIT qualification restrictions, or, in the case of properties held for sale to third parties, to avoid penalty taxes on the income from the sale of these properties. The transferred assets will consist primarily of land to be developed for sale to third parties and interests in development joint ventures. These subsidiaries will elect to be treated as “taxable REIT subsidiaries” effective upon the REIT conversion. Income from these taxable REIT subsidiaries will be either distributed to the Operating Partnership, where it will contribute to income available for distribution to our stockholders or be reinvested into Catellus’ business, or be retained by the taxable REIT subsidiaries and used to fund their operations.

A taxable REIT subsidiary is a taxable corporate subsidiary of a REIT that pays corporate tax at regular rates on its taxable income. Through these taxable REIT subsidiaries, we will be able to continue certain business operations that would otherwise jeopardize our REIT qualification or, in the case of income from the sale of properties held for sale to third parties, would be subject to penalty taxes if conducted outside a taxable REIT subsidiary.

Q:	Why does the board of directors consider the 2000 Plan Amendment an integral component of the REIT conversion?

A:	Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that the conversion could significantly affect long-term incentives (particularly stock options) in place for our executives and key employees. The board was concerned that adjustments be made to such long-term incentives in a manner that would allow Catellus to retain management capable of guiding Catellus through the transition from C corporation to REIT. The amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment, is designed to provide the opportunity for certain of our employees to exchange their stock options that were unvested on December 1, 2002 for replacement grants of restricted stock or restricted stock units. We refer to this exchange as the stock option exchange offer in this proxy statement/prospectus. See “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” beginning on page 170.

Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Q:	Why are we proposing the REIT conversion?

A:	We are proposing the REIT conversion and the related restructuring transactions primarily for the following reasons:

•	to reduce our corporate-level taxes. As a REIT, we will be able to eliminate corporate level taxes on most of our income, including the income we receive from our rental property portfolio;

•	to benefit our stockholders by creating a yield-oriented common stock security, which will provide our stockholders with regular cash dividends. Also, the higher current component of total return may reduce overall investment risk;

•	by becoming a dividend paying company, our stockholder base may expand to include investors attracted by yield as well as asset quality, which may improve the liquidity of our capital stock and provide a more stable stockholder base;

•	to make performance comparisons with our peers more meaningful. As a REIT, our stockholders will benefit from an established research community which can provide meaningful comparisons with other industrial REITS; and

•	the adoption of an UPREIT structure will provide a flexible structure for future acquisitions of new properties by permitting sellers to exchange properties for units in the Operating Partnership while deferring inherent tax gain. Similar tax-deferred acquisitions have been an important source of growth for many public REITs.

To review the background of and the reasons for the REIT conversion in greater detail, and the related risks associated with the restructuring, see “Proposal 1—Background of the REIT Conversion” beginning on page 34 and “Risk Factors” beginning on page 19.

Q:	What will I receive in connection with the REIT conversion? When will I receive it?

A:	Shares of Catellus REIT Common Stock

At the time of the completion of the merger, you will receive one share of the new Catellus REIT common stock in exchange for each of your currently outstanding shares of Catellus common stock together with the associated right issued under the Rights Agreement, dated as of December 16, 1999, between Catellus and American Stock Transfer and Trust Company.

Regular Quarterly Dividends

As a REIT, Catellus REIT will have to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If the merger, which will effect the REIT conversion, and the 2000 Plan Amendment (described below) are approved by our stockholders, we expect to commence payment of a regular quarterly dividend (whether or not the merger has occurred) for the third quarter of 2003 in an amount equal to $0.30 per existing share of Catellus common stock, although the actual amount of the dividends will be as determined and declared by our board of directors and will depend on, among other factors, our financial condition and earnings.

If you dispose of your shares before the record date for the third quarter dividend, you will not receive the third quarter dividend or any other regular quarterly dividend.

Special E&P Distribution

A REIT is not permitted to retain earnings and profits accumulated during years when the company or its predecessor was taxed as a regular C corporation. Therefore, in order to qualify as a REIT, we plan to distribute these earnings and profits by paying a one-time special dividend to stockholders in the form of a right to elect to receive either cash, shares of Catellus REIT common stock, or a combination of both. We refer to this dividend as the “special E&P distribution.”

We expect that the special E&P distribution will be declared in December 2003 and payable in January or February 2004. We currently estimate that the aggregate value of the special E&P distribution will be approximately $300 million, consisting of a combination of Catellus REIT common stock and cash. This may be adjusted by any amount that the board of directors may determine is appropriate to protect Catellus REIT’s ability to qualify as a REIT.

Also, in the event we receive a favorable determination from the Internal Revenue Service in connection with a ruling we are currently seeking, we will limit the total amount of cash payable in the special E&P distribution to a maximum of $100 million, with the balance of the special E&P distribution ($200 million) to be in the form of Catellus REIT common stock. Absent this limit, the total amount of cash distributed will depend upon the extent to which our stockholders elect to receive cash rather than shares of Catellus REIT common stock.

If you dispose of your shares of Catellus REIT common stock before the record date for the special E&P distribution, you will not receive the special E&P distribution.

Q:	When do we expect to make the REIT election?

A:	We expect that Catellus REIT will elect REIT status effective January 1, 2004. However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Q:	Will the REIT conversion change Catellus’ current diversified real estate operations?

A:	Over the past few years, we have transformed our large land portfolio into predominantly industrial rental property and capital that we have reinvested back into our business. Now, we are sharpening our focus on industrial properties and capitalizing on the advantages and tax benefits that the planned REIT structure will provide. We plan to continue to manage and develop our current mixed-use development projects underway, but our long term goal is to increase our focus on industrial real estate development and management and to decrease our percentage of non-industrial rental income. We expect to grow revenues over time by strategically developing industrial properties to add to our income producing portfolio and by recycling surplus capital from our urban and residential activities into our industrial business.

Q:	Will I have to pay federal income taxes as a result of the REIT conversion?

A:	You will not recognize gain or loss for federal income tax purposes as a result of the exchange of shares of Catellus common stock for shares of Catellus REIT common stock in the merger.

All or a portion of the special E&P distribution will result in the recognition of ordinary dividend income by you regardless of whether you elect to receive cash or shares of Catellus REIT common stock. Any amounts not treated as ordinary income generally will reduce your basis in your Catellus REIT shares and generally will be taxable as capital gains to the extent in excess of this basis.

Tax matters are complicated, and the tax consequences to you of the REIT conversion, the merger and the special E&P distribution will depend upon the facts of your particular situation. The tax consequences to stockholders subject to special treatment under the Internal Revenue Code also may vary from those described above. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the REIT conversion, the merger and the special E&P distribution.

Q:	Who can vote on the merger, which will effect the REIT conversion? What vote is required?

A:	Holders of Catellus common stock at the close of business on , 2003 can vote at the annual meeting. The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Catellus common stock entitled to vote. A vote for the adoption of the merger agreement has the effect of approving the REIT conversion.

If you do not vote in favor of the merger agreement, it will have the same effect as a vote against approval of the REIT conversion. In addition, the approval of amendment to the 2000 Performance Award Plan by Catellus stockholders is a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the amendment to the 2000 Performance Award Plan.

Q:	Am I being asked to vote on any other proposals at the annual meeting?

A:	Yes. You will be asked to consider and vote upon proposals to:

•	elect eleven directors;

•	approve the 2000 Plan Amendment. The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion;

•	approve the 2003 Performance Award Plan; and

•	vote upon a stockholder proposal, if presented at the annual meeting.

Q:	What is the purpose of the 2003 Performance Award Plan?

A:	The 2003 Performance Award Plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. If stockholders approve the 2003 Performance Award Plan, we will not grant any additional awards under our 2000 Performance Award Plan (except for certain replacement grants that may be made in connection with the stock option exchange offer), or under any of our other stock incentive plans, after the annual meeting.

Q:	How does the board of directors recommend I vote on the proposals?

A:	Your board of directors believes that the REIT conversion is advisable and in the best interests of Catellus and its stockholders. Your board of directors unanimously recommends that you vote:

•	“FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement;

•	“FOR” the election of the eleven director nominees;

•	“FOR” the approval of the 2000 Plan Amendment;

•	“FOR” the approval of the 2003 Performance Award Plan; and

•	“AGAINST” the stockholder proposal.

Q:	What risks are associated with the restructuring?

A:	You should consider, in addition to all of the other information in this proxy statement/prospectus, the specific factors discussed in the section entitled “Risk Factors” beginning on page 19.

Q:	Can I attend the annual meeting and vote my shares in person?

A:	Yes. All stockholders are invited to attend the annual meeting. Stockholders of record on , 2003 can vote in person at the annual meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record and you must bring to the annual meeting appropriate documentation from your broker, bank or other nominee confirming your beneficial ownership of the shares in order to vote at the annual meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will provide you with directions on voting your shares, and you should instruct your broker to vote your shares according to those instructions. Under the rules of the New York Stock Exchange, your broker is permitted to vote your shares on the election of the directors, even if the broker does not receive instructions from you. However, your broker is not permitted to vote your shares with respect to the proposal relating to the merger, the 2000 Plan Amendment, the 2003 Performance Award Plan,

and the stockholder proposal without your voting instructions.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this proxy statement/prospectus including its annexes. It contains important information about what the board of directors of Catellus considered in evaluating the REIT conversion, the merger agreement and the other proposals.

You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting, or vote your proxy by telephone or the Internet in accordance with the instructions on your proxy card.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the annual meeting. You can do this by giving written notice to our corporate secretary, by filing another proxy with a later date, or by attending the meeting and voting in person. See “Voting Procedures” beginning on page 33.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send to you instructions for exchanging your stock certificates that currently represent your existing Catellus stock for new stock certificates representing your new Catellus REIT stock.

Q:	Where will my new Catellus REIT stock be traded?

A:	Catellus REIT has applied to list the new shares of Catellus REIT common stock on the New York Stock Exchange, or NYSE. We expect that the new Catellus REIT stock will trade under our current symbol “CDX.”

Q:	Whom should I call with questions?

A:	If you have any questions about the merger, which will effect the REIT conversion, or if you would like additional copies of this proxy statement/prospectus, or a new proxy card, or if you have questions or need assistance with the completion of your proxy card, you should call Minnie Wright, our Director of Investor Relations, at (415) 974-4649.

STRUCTURE OF THE TRANSACTION

The following diagrams summarize the corporate structure of Catellus before and after the REIT conversion, including the merger and the related restructuring transactions:

Transaction Steps

1.	Catellus contributes certain assets to one or more wholly owned subsidiaries which will become taxable REIT subsidiaries following the REIT conversion.

2.	Catellus merges with and into the Operating Partnership.

3.	Catellus stockholders receive one share of Catellus REIT common stock for each share of Catellus common stock they own.

4.	Catellus REIT distributes the special E&P distribution to its stockholders in January or February 2004.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers in order to fully understand the REIT conversion, the merger and the other proposals. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A. You also should read the amended and restated certificate of incorporation and amended and restated bylaws of Catellus REIT which are attached as Annex B-1 and Annex B-2, respectively, because they will be the certificate of incorporation and bylaws governing your rights as a stockholder of Catellus REIT following the merger. See the section entitled “Where You Can Find Additional Information” in the front part of this proxy statement/prospectus. For a discussion of the risk factors that you should carefully consider, see the section entitled “Risk Factors” beginning on page 19. Most items in this summary include a page reference directing you to a more complete description of that item.

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger, will occur. When used in this proxy statement/prospectus, the terms “Company,” “Catellus,” “we,” “our” and “us” refer to Catellus Development Corporation and its subsidiaries with respect to the period prior to the merger and the REIT conversion, and Catellus REIT and its subsidiaries including Catellus Operating Limited Partnership with respect to the period after the REIT conversion.

The Companies

Catellus Development Corporation

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

www.catellus.com

Catellus Development Corporation, or Catellus, is a Delaware corporation. We are a real estate operating company with a significant portfolio of rental properties and developable land. Operations consist primarily of the management, acquisition, development, and sale of real estate. We became a publicly traded company in 1990 when we were spun off from Santa Fe Pacific Corporation in order to conduct its non-railroad real estate activities. We currently have four primary groups:

•	Asset Management, which provides management and leasing services for our rental portfolio;

•	Suburban Commercial, which acquires and develops suburban commercial business parks for our own rental portfolio and sells land and/or buildings;

•	Suburban Residential, which develops suburban residential communities and sells lots to homebuilders; and

•	Urban, which focuses on developing three large urban mixed-use projects for our own rental portfolio or for sale to third parties.

Catellus SubCo, Inc.

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

Catellus SubCo, Inc. is a Delaware corporation and is referred to in this proxy statement/prospectus as “Catellus REIT.” After the merger described below, Catellus REIT will be renamed “Catellus Development Corporation.” Catellus REIT is a wholly owned subsidiary of Catellus and was organized in Delaware on March 28, 2003 to succeed to and continue the business of Catellus upon consummation of the merger of Catellus with and into Catellus Operating Limited Partnership, which we refer to as the Operating Partnership. Catellus REIT has conducted no business to date other than that incident to the REIT conversion. After the merger and the completion of the other restructuring transactions comprising the REIT conversion, the Company will operate in a structure commonly referred to as an umbrella partnership real estate investment trust, or UPREIT. An UPREIT is a REIT whose real properties are held by, and whose operations are conducted through, a subsidiary limited partnership. Catellus REIT, the sole general partner of the Operating Partnership, will conduct substantially all of the real estate operations currently conducted by Catellus, directly or indirectly, through the Operating Partnership.

Catellus Operating Limited Partnership

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

The Operating Partnership is a Delaware limited partnership organized on April 10, 2003. Catellus REIT is the sole general partner of the Operating Partnership and Catellus REIT, LLC, a wholly owned, direct subsidiary of Catellus REIT and a Delaware limited liability company, is the sole limited partner of the Operating Partnership. The Operating Partnership will hold, directly or indirectly, substantially all of Catellus’ assets, including any taxable REIT subsidiaries. The Operating Partnership initially will be treated as a disregarded entity for federal income tax purposes.

General

The board of directors of Catellus has approved a plan, pending the approval of the stockholders of Catellus, to restructure Catellus’ business operations so that Catellus REIT, as the successor of Catellus’ assets and business operations following the merger, will qualify as a REIT for federal income tax purposes. We refer to the merger, the related restructuring transactions, and the election of REIT status by Catellus REIT in this proxy statement/prospectus as the REIT conversion. The REIT conversion is designed to enable Catellus REIT, as the business successor of Catellus, to reposition its assets and business operations in a manner eligible to elect to be treated as a REIT for federal income tax purposes. If Catellus REIT qualifies as a REIT, subject to certain exceptions as further discussed in “Proposal 1—Other Restructuring Transactions; Formation of the Taxable REIT Subsidiaries” beginning on page 43, Catellus REIT generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed to its stockholders. This treatment would substantially eliminate the federal “double taxation” on earnings (at the corporate and stockholder levels) that generally results from investment in a corporation. However, as explained more fully below, the third party development operations of Catellus would continue to be subject to federal corporate income taxes.

Catellus stockholders are also asked to vote upon proposals to elect eleven directors, approve an amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment, approve the 2003 Performance Award Plan, and vote upon a stockholder proposal, if presented at the annual meeting.

The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion, and has included the approval of the 2000 Plan Amendment by Catellus stockholders as a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment. Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that such a conversion could significantly affect long-term incentives (particularly stock options) in place for our executives and key employees. The board was concerned that adjustments be made to such long-term incentives in a manner that would allow Catellus to retain management capable of guiding Catellus through the transition from C corporation to REIT. The 2000 Plan Amendment is designed to provide the opportunity for certain of our employees to exchange their stock options that were unvested on December 1, 2002 for replacement grants of restricted stock or restricted stock units. We refer to this exchange as the stock option exchange offer in this proxy statement/prospectus. If the merger, which will effect the REIT conversion, and the 2000 Plan Amendment are approved by stockholders, no additional grants will be made under the amended 2000 Plan or any of our other existing stock incentive plans after the completion of the stock option exchange offer (see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for more information about the 2000 Plan Amendment and the stock option exchange offer beginning on page 170).

We are distributing this proxy statement/prospectus to you as a holder of Catellus common stock in connection with the solicitation of proxies by your board of directors for your approval of a proposal to approve and adopt the merger agreement which will implement the REIT conversion including the related restructuring transactions, as well as other proposals described in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

The Merger (see page 39)

As part of the REIT conversion, Catellus will merge with and into the Operating Partnership with the result that, among other things:

•	the separate existence of Catellus will cease and the Operating Partnership will continue as the surviving entity and a wholly owned subsidiary of Catellus REIT;

•	Catellus REIT will change its name to Catellus Development Corporation and will succeed to and continue to operate substantially all of the existing businesses of Catellus, directly or indirectly, through the Operating Partnership; and

•	each outstanding share of common stock of Catellus will be converted into one share of common stock of Catellus REIT.

As a result of the merger, the Operating Partnership and its subsidiaries, including any taxable REIT subsidiaries, will, directly or indirectly, own substantially all of the assets of Catellus and its subsidiaries, and Catellus REIT will own, directly and indirectly, all of the interests in the Operating Partnership. Thus, after the merger, the current holders of Catellus common stock will continue to own shares in a publicly traded company holding the same assets, and conducting the same business activities, as those currently held and conducted by Catellus.

We believe the merger is an essential component of the REIT conversion because it will enable Catellus to operate as an UPREIT, as discussed below.

Formation of an UPREIT Structure (See page 42)

We plan to operate Catellus REIT as a traditional “umbrella partnership REIT” or “UPREIT,” which means that substantially all of Catellus REIT’s assets will be held by, and operations will be conducted through, the Operating Partnership. It is customary to use a limited partnership as the operating partnership and the limited partnership interests of the operating partnership to be represented by units, with each unit having the economic equivalent of one share of the REIT’s common stock. In order to utilize this structure without any future need to transfer or restructure the assets and business activities of Catellus, Catellus REIT recently formed a wholly owned subsidiary, Catellus REIT, LLC, as a single member Delaware limited liability company and Catellus REIT and Catellus REIT, LLC jointly formed the Operating Partnership as a Delaware limited partnership.

Catellus REIT is the sole general partner of the Operating Partnership and Catellus REIT, LLC is the sole limited partner of the Operating Partnership. The formation of the Operating Partnership will enable Catellus REIT to operate together with the Operating Partnership in an UPREIT structure. The UPREIT structure may facilitate future acquisitions of new properties by permitting sellers to exchange properties for units in the Operating Partnership while deferring inherent tax gain. Accordingly, the UPREIT structure may enable Catellus REIT to acquire properties in the future which otherwise might not be available for sale, because of the tax advantages to some sellers of receiving limited partnership units of the Operating Partnership as consideration.

Other Restructuring Transactions (See page 43)

As part of the REIT conversion, the Operating Partnership will generally hold all of Catellus’ existing assets and activities associated with rental property and mortgage debt income and investment land and industrial land on which property is slated to be developed and added to our existing rental portfolio.

Prior to the consummation of the REIT conversion, we will transfer various assets that cannot be held directly by the Operating Partnership to one or more wholly owned subsidiaries in order to comply with certain REIT qualification restrictions, or, in the case of properties held for sale to third parties, to avoid penalty taxes on the income from the sale of these properties. The transferred assets will consist primarily of land to be developed for sale to third parties and interests in development joint ventures. These subsidiaries will elect to be treated as “taxable REIT subsidiaries” effective upon the REIT conversion. Income from these taxable REIT subsidiaries will either be distributed to the Operating Partnership, where it will contribute to income available for distribution to our stockholders or be reinvested into our business, or be retained by the taxable REIT subsidiaries and used to fund their operations.

A taxable REIT subsidiary is a taxable corporate subsidiary of a REIT that pays corporate tax at regular rates on its taxable income. Through these taxable REIT subsidiaries, we will be able to continue certain business operations that would otherwise jeopardize our REIT qualification or, in the case of income from the sale of properties held for sale to third parties, would be subject to penalty taxes if conducted outside a taxable REIT subsidiary.

Dividend and Distribution Policy (See page 43)

If the merger, which will effect the REIT conversion, is approved by stockholders, Catellus intends to declare regular quarterly dividends payable to holders of Catellus common stock or Catellus REIT common stock, as applicable, starting for the third quarter of 2003 (whether or not the merger has occurred) in an amount equal to $0.30 per existing share of Catellus common stock, although the actual amount of this dividend will be as determined and declared by the board of directors and will depend upon, among other factors, our financial condition and earnings.

The Special E&P Distribution (See page 43)

In order to qualify as a REIT for federal income tax purposes, Catellus REIT and/or Catellus, as its predecessor, must have distributed all of the accumulated “earnings and profits” of Catellus and Catellus REIT attributable to non-REIT taxable years to its stockholders in one or more taxable dividends prior to the end of the first full taxable year for which the REIT election of Catellus REIT is effective, which we currently expect to be in 2004. Accordingly, we plan to make a special one-time dividend of these “earnings and profits,” which we refer to as the “special E&P distribution,” to our stockholders.

With regard to the special E&P distribution we expect the following:

•	The special E&P distribution will be declared in December 2003 and payable in January or February 2004.

•	The estimated aggregate value of the special E&P distribution will be approximately $300 million. Although we currently believe this amount will exceed our accumulated earnings and profits, this amount may be adjusted by any amount that the board of directors may determine is appropriate to protect Catellus REIT’s ability to qualify as a REIT.

•	We will pay the special E&P distribution to each stockholder in the form of a right to elect to receive either cash, shares of Catellus REIT common stock, or a combination of both. We currently expect that the special E&P distribution will be comprised of approximately $200 million in Catellus REIT common stock and $100 million cash. We are currently seeking a private letter ruling from the Internal Revenue Service seeking guidance as to whether the amount of cash consideration used to pay the special E&P distribution can be limited. The receipt of a favorable tax ruling cannot be assured. In the event we receive a favorable determination from the Internal Revenue Service, we will limit the amount of cash payable in the special E&P distribution to a maximum of $100 million. In that case, if the total amount of cash elected by our stockholders exceeds the maximum cash available in the special E&P distribution, then the available cash will be prorated among our stockholders making cash elections.

Our Reasons for the REIT Conversion (See page 38)

We are proposing the REIT conversion and the related merger and restructuring transactions primarily for the following reasons:

•	to reduce our corporate-level taxes. As a REIT, we will be able to eliminate corporate level taxes on most of our income, including the income we receive from our rental property portfolio;

•	to benefit our stockholders by creating a yield-oriented common stock security, which will provide our stockholders with regular cash dividends. Also, the higher current component of total return may reduce overall investment risk;

•	by becoming a dividend paying company, our stockholder base may expand to include investors attracted by yield as well as asset quality, which may improve the liquidity of our capital stock and provide a more stable stockholder base;

•	to make performance comparisons with our peers more meaningful. As a REIT, our stockholders will benefit from an established research community dedicated to the coverage of REITs which can provide meaningful comparisons with other industrial REITS; and

•	the adoption of an UPREIT structure will provide a flexible structure for future acquisitions of new properties by permitting sellers to exchange properties for UPREIT equity while deferring inherent tax gain. Similar tax-deferred acquisitions have been an important source of growth for many public REITs.

Effective Time of the REIT Conversion and Merger (See page 39)

Assuming we consummate the merger and the related restructuring transactions in 2003, Catellus REIT expects to qualify as a REIT for federal income tax purposes as of January 1, 2004. However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Board of Directors and Management of Catellus REIT (See page 147)

The existing board of directors of Catellus and the management of Catellus will be the board of directors and management, respectively, of Catellus REIT.

Listing on the New York Stock Exchange

We expect that upon consummation of the merger, the Catellus REIT common stock will be listed and traded on the NYSE under the “CDX” symbol in the same manner as shares of Catellus common stock currently trade on the NYSE. In addition, the listing of Catellus common stock on the NYSE, Chicago Stock Exchange and Pacific Exchange will be terminated at the same time.

Regulatory Approvals (See page 42)

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law and various state governmental authorizations.

Comparative Stockholder Rights (See page 121)

Your rights as a Catellus stockholder are currently governed by the Delaware General Corporation Law, which we refer to as Delaware Corporate Law, Catellus’ restated certificate of incorporation, as amended, and the amended and restated bylaws of Catellus. If the merger agreement is adopted by Catellus’ stockholders and the merger is consummated, you will become a stockholder of Catellus REIT and your rights as a stockholder of Catellus REIT will be governed by Delaware Corporate Law, the amended and restated certificate of incorporation of Catellus REIT and the amended and restated bylaws of Catellus REIT. Some important differences exist between your rights as a Catellus stockholder and your rights as a Catellus REIT stockholder.

The major difference is that, primarily to satisfy certain additional requirements under the Internal Revenue Code that are applicable to REITs in general and to otherwise address concerns relating to capital stock ownership, the amended and restated certificate of incorporation of Catellus REIT prohibits any stockholder from, actually or beneficially, owning more than 9.8% of the outstanding shares of Catellus REIT common stock (or any other class or series of Catellus REIT preferred stock), except “look through” entities, such as pension trusts and mutual funds, may actually and beneficially own up to 15% of the outstanding shares of Catellus REIT common stock (or any other class or series of Catellus REIT preferred stock). These limitations are subject to waiver or modification by Catellus REIT in certain limited circumstances.

The forms of the amended and restated certificate of incorporation of Catellus REIT and the amended and restated bylaws of Catellus REIT are attached as Annex B-1 and Annex B-2, respectively.

Material Federal Income Tax Consequences of the Merger (See page 128)

Catellus will receive an opinion of counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and accordingly:

•	no gain or loss will be recognized by Catellus, the Operating Partnership or Catellus REIT as a result of the merger;

•	you will not recognize any gain or loss upon the conversion of your shares of Catellus common stock into Catellus REIT common stock (except possibly for certain stockholders who are not considered “U.S. persons” for purposes of the Internal Revenue Code and who own (or have owned) in excess of 5% of Catellus’ outstanding common stock);

•	the tax basis of the shares of Catellus REIT common stock that you receive pursuant to the merger in the aggregate will be the same as your adjusted tax basis in the shares of Catellus common stock being converted in the merger (subject to any adjustment resulting from the special E&P distribution as discussed below); and

•	the holding period of shares of Catellus REIT common stock that you receive pursuant to the merger will include your holding period with respect to the shares of Catellus common stock being converted in the merger, assuming that your Catellus common stock was held as a capital asset at the effective time of the merger.

Tax matters are complicated and the tax consequences of the merger to you will depend on the facts of your particular circumstances. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Material Federal Income Tax Consequences of the Special E&P Distribution (See page 130)

Generally, the special E&P distribution will be a taxable dividend to you to the extent that the special E&P distribution is made out of your share of the portion of the current and accumulated earnings and profits of Catellus and Catellus REIT allocable to the special E&P distribution. We currently believe that most or all of the special E&P distribution will be considered made out of current and accumulated earnings and profits and, therefore, will be taxable as a dividend, regardless of whether you elect to receive cash, shares of Catellus REIT common stock or a combination of both. In addition, we anticipate that a portion of the special E&P distribution will exceed our accumulated C corporation earnings and profits. Any distribution in excess of your portion of the current and accumulated earnings and profits of Catellus REIT allocable to the special E&P distribution will first constitute a tax free return of capital, to the extent of your basis in your shares of Catellus REIT common stock, and then as capital gain, assuming you hold your shares as capital assets.

Qualification of Catellus REIT as a REIT (See page 132)

Catellus REIT expects to qualify as a REIT for federal income tax purposes effective for its taxable year commencing January 1, 2004 and ending December 31, 2004. If it so qualifies, Catellus REIT will be permitted to deduct dividends paid to its stockholders, allowing the income represented by such dividends to avoid taxation at the entity level and to be taxed only at the stockholder level, and treat retained net capital gains in a manner so that such gains are taxed at the Catellus REIT level but effectively avoid taxation at the stockholder level. Catellus REIT, however, will be subject to a separate corporate income tax on any gains recognized during the ten years following the REIT conversion that are attributable to “built-in” gain with respect to the assets that Catellus REIT owns on January 1, 2004 (which tax would be paid by Catellus REIT). Catellus REIT’s ability to qualify as a REIT will depend upon its continuing satisfaction following the REIT conversion of various requirements, including requirements related to the nature of its assets, the sources of its income and the distributions to its stockholders, including a requirement that Catellus REIT distribute to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

Opinion of Financial Advisor (See page 45)

Morgan Stanley & Co. Incorporated, or Morgan Stanley, which acted as financial advisor to Catellus in connection with the merger and the REIT conversion, rendered its oral opinion to the board of directors of Catellus, subsequently confirmed in writing, that as of February 28, 2003, and subject to and based on the considerations set forth in its opinion, the “REIT Conversion” (as defined and discussed in such opinion), if consummated, in the aggregate, is fair from a financial point of view to the holders of Catellus common stock. The full text of the opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in connection with its opinion, is attached to this proxy statement/prospectus as Annex D. We encourage you to read this opinion in its entirety. The opinion of Morgan Stanley is not a recommendation to any stockholder on how to vote on the merger which will effect the REIT conversion.

Recommendation of the Board of Directors (see page 31)

Your board of directors believes that the REIT conversion is advisable for Catellus and its stockholders and unanimously recommends that you vote “FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement. Also, your board of directors unanimously recommends that you vote “FOR” the election of the eleven director nominees, “FOR” the approval of the 2000 Plan Amendment, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal. Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger which will effect the REIT conversion. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Date, Time, Place and Purpose of Annual Meeting (see page 31)

The annual meeting will be held at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, on             , 2003 at 9:00 a.m., local time, to consider and vote upon the proposals described in the notice of annual meeting of stockholders of Catellus.

Stockholders Entitled to Vote (see page 31)

The board of directors has fixed the close of business on             , 2003 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the annual meeting. As of the record date, there were              shares of Catellus common stock outstanding and entitled to vote and              holders of record.

Votes Required; No Dissenters’ Rights (see page 32 and 42)

The affirmative vote of a majority of the shares of Catellus common stock entitled to vote at the annual meeting is required to adopt the merger agreement, which will effect the REIT conversion. Similarly, if the contribution of assets to taxable REIT subsidiaries were deemed to constitute a sale, lease or exchange of all or substantially all of the assets of Catellus under Delaware Corporate Law, the affirmative vote of a majority of the shares of Catellus common stock entitled to vote thereon would be needed to approve the contribution.

The election of the eleven director nominees requires an affirmative vote of a plurality of the shares of Catellus common stock present in person or by proxy at the annual meeting and entitled to vote.

The affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting is required to approve the 2000 Plan Amendment, the 2003 Performance Award Plan and the stockholder proposal. Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger which will effect the REIT conversion. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Under Delaware Corporate Law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and the REIT conversion.

In the event that the merger, which will effect the REIT conversion, and the 2000 Plan Amendment are not approved by Catellus’ stockholders at the annual meeting, Catellus will continue to operate as a C corporation and the REIT conversion (including the special E&P distribution) will not be completed at this time.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Shares Owned by Catellus’ Directors and Officers (see page 164)

On the record date, the directors and executive officers of Catellus and their affiliates, as a group, owned and were entitled to vote              shares of Catellus common stock, or         % of the shares outstanding on that date entitled to vote on with respect to the proposals. It is currently expected that each director and executive officer of Catellus will vote the shares of Catellus common stock beneficially owned by such director or executive officer “FOR” approval of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” approval of the 2000 Plan Amendment, “FOR” approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal.

Market Prices of Catellus Common Stock

Catellus common stock is listed on the NYSE under the symbol “CDX.”

The following table presents the reported high and low sale prices of Catellus common stock on the NYSE for the periods presented as reported by Bloomberg Financial Markets. On February 28, 2003, the last full trading day prior to the public announcement of the proposed REIT conversion, the closing sale price of Catellus common stock on the NYSE was $19.98 per share. On             , 2003, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Catellus common stock on the NYSE was $             per share. Catellus has not declared any cash dividends on the Catellus common stock during the two fiscal years ended December 31, 2002 and through the date hereof.

	Common Stock Price
	High	Low
Year ended December 31, 2001
First Quarter	$18.17	$15.63
Second Quarter	$18.35	$16.00
Third Quarter	$18.80	$16.11
Fourth Quarter	$18.50	$16.73

Year ended December 31, 2002
First Quarter	$19.67	$18.02
Second Quarter	$21.10	$19.67
Third Quarter	$20.79	$17.12
Fourth Quarter	$19.85	$16.85

Year ending December 31, 2003
First Quarter	$21.70	$18.85

You should obtain a current stock price quotation for Catellus common stock.

It is expected that, upon consummation of the merger, the Catellus REIT common stock will be listed and traded on the NYSE in the same manner as shares of Catellus common stock currently trade on the NYSE. The historical trading prices of Catellus’ common stock are not necessarily indicative of the future trading prices of Catellus REIT common stock because, among other things, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash or stock to be distributed in connection with the special E&P distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion. See “Risk Factors—The current price of Catellus’ common stock may not be indicative of the price of Catellus REIT common stock price following the REIT Conversion” beginning on page 19.

Summary Unaudited Pro Forma Condensed Financial Data

The following table presents selected financial data from the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and from the unaudited pro forma condensed balance sheet as of December 31, 2002 included in this proxy statement/prospectus. The unaudited pro forma condensed consolidated statement of operations and balance sheet are presented as if the REIT conversion, including the special E&P distribution, and the stock option exchange offer had occurred on January 1, 2002. The unaudited pro forma condensed financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion, including the special E&P distribution, and the stock option exchange offer been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes of Catellus included in or incorporated by reference into this proxy statement/prospectus.

The assumptions used in the following pro forma consolidated financial data are described under “Proposal 1—Pro Forma Financial Information” beginning on page 77.

Pro Forma Year Ended December 31, 2002
(In thousands)
Statement of Operations Data
Rental revenues less property operating expenses	$ 195,392
Property sales and fee services	76,360
Interest expense	(60,188)
Income tax expense	(22,643)
Income from continuing operations	106,806
Net income	129,316

Balance Sheet Data
Properties, net of accumulated depreciation	$2,048,158
Cash and cash equivalents	267,579
Total Assets	2,688,101
Mortgage and other debt	1,500,955
Total liabilities	2,099,109
Stockholders’ equity	531,629
Total liabilities and stockholders’ equity	2,688,101

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for Catellus and selected unaudited pro forma per share data after giving effect to the REIT conversion, including the special E&P distribution, and the stock option exchange offer. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes that are incorporated in this proxy statement/prospectus by reference. The pro forma per share amounts have been computed using the assumptions described on page 77 under “Pro Forma Financial Information.” The unaudited pro forma consolidated financial data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the REIT conversion and the stock option exchange offer occurred prior to the period presented.

Historical Data Per Share

The historical book value per share data presented below is computed by dividing total stockholder’s equity of $545,969,000 by 89,892,000, the number of diluted shares outstanding on December 31, 2002.

As of or for the Year Ended December 31, 2002
Net income per share:
Basic	$1.16
Diluted	$1.13
Dividends	None
Book value per share	$6.07

Unaudited Pro Forma Per Share Data

The pro forma book value per share data is computed by dividing pro forma total stockholder’s equity of $531,629,000 by 94,229,000, the number of pro forma diluted shares which would have been outstanding on December 31, 2002.

	As of or for the Year Ended December 31, 2002
Net income per share:
Basic	$1.41
Diluted	$1.38
Dividends	None	(1)
Book value per share	$5.64

(1) Pro	forma results exclude calculation of dividends that would be required for a REIT.

RISK FACTORS

In addition to the other information in this proxy statement/prospectus, you should carefully consider the following risk factors relating to the proposed REIT conversion in determining whether or not to vote for adoption of the merger agreement and the transactions contemplated by the merger agreement. You should carefully consider the additional risks described in Catellus’ annual, quarterly and current reports incorporated by reference, including those identified in Catellus’ annual report on Form 10-K for the year ended December 31, 2002. See the section entitled “Where You Can Find Additional Information.” This section includes or refers to certain forward looking statements. You should refer to the explanation of the qualifications and limitations on these forward looking statements on page 29.

Risks and Effects of the Merger and the REIT Conversion

The current price of Catellus common stock may not be indicative of the price of Catellus REIT common stock following the REIT conversion.

Catellus’ current stock price may not be indicative of how the market will value Catellus REIT common stock following the REIT conversion, because of the effect of the distribution of stock and cash in connection with the special E&P distribution and the change in Catellus’ organization from a taxable corporation to a REIT. In addition, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash and stock that may be distributed in connection with the special E&P distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion. Catellus’ current stock price also is affected by general market conditions and the economic and market perception of REIT stocks.

More of the special E&P distribution that you receive could be taxable as ordinary income if the special E&P distribution is recharacterized.

The special E&P distribution will constitute a dividend to you, and therefore be taxable as ordinary income, to the extent of your share of our current and accumulated earnings and profits represented by the special E&P distribution. Any excess will first constitute a tax free return of capital, to the extent of your basis in your shares of Catellus common stock, and then as capital gain, assuming you hold your shares as capital assets.

We currently believe and intend that the special E&P distribution will exceed our current and accumulated earnings and profits allocable to the special E&P distribution by an amount to be determined by the board of directors taking into account a number of factors, and that therefore a portion of the distribution will constitute either a return of capital or capital gain to you. The determination of such earnings and profits is complicated and depends upon facts with respect to which we may have less than complete information or the application of the law governing the determination of earnings and profits which is subject to differing interpretations, or both.

There can be no assurance that the Internal Revenue Service will agree with our determination of Catellus REIT’s non-REIT earnings and profits, and there are uncertainties regarding the amount of such earning and profits. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the non-REIT earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003 that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service has also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Any increase in the non-REIT earnings and profits of Catellus REIT would increase the amount of the special E&P distribution constituting a dividend taxable as ordinary income and decrease the amount constituting a return of capital or capital gain. Moreover, an Internal Revenue Service audit could increase the taxable income of Catellus such that the special E&P distribution does not result in the distribution of all non-REIT earnings and profits requiring Catellus REIT to make an additional special distribution of non-REIT earnings and profits in the future.

You must hold the Catellus REIT common stock that you receive in the merger for a period of time after the merger is completed in order to receive the special E&P distribution.

If the merger is approved, the shares of Catellus REIT common stock that you receive in the merger must be held until the record date for the special E&P distribution. We currently anticipate the record date for the special E&P distribution will be in January 2004. During the period from the consummation of the merger until the record date, the shares of Catellus REIT common stock will be subject to market risks and other risks inherent in holding equity securities, including the risk that the market price of Catellus REIT common stock may decline. In the event you dispose of the Catellus REIT common stock you receive in connection with the merger prior to the record date for the special E&P distribution, you will not receive the special E&P distribution.

If the total cash payable to stockholders in the special E&P distribution is limited, your receipt of cash is dependent on the election of others.

In the event we receive a favorable determination from the Internal Revenue Service in connection with a ruling we are currently seeking, we will limit the total amount of cash payable in the special E&P distribution to a maximum of $100 million. We presently do not expect to limit the total amount of cash available for distribution if we do not receive a favorable ruling. Absent this limit, the total amount of cash distributed will depend upon the extent to which our stockholders elect to receive cash rather than shares of Catellus REIT common stock. If there is a limit and the total amount of cash elected by our stockholders exceeds the maximum cash available in the special E&P distribution, then the available cash will be prorated among our stockholders making cash elections. Therefore, you may not receive exactly the dividend that you elect and may receive a pro rata amount of the available cash and shares of Catellus REIT common stock.

Our use of taxable REIT subsidiaries is limited.

For tax years beginning after December 31, 2000, a REIT is permitted to own one or more taxable REIT subsidiaries. The introduction of taxable REIT subsidiaries broadens the scope of activities in which a REIT and its consolidated subsidiaries can engage without disqualifying the REIT because income from a taxable REIT subsidiary is not treated as impermissible income. Our use of taxable REIT subsidiaries will enable us to engage in the development of land for sale to third parties. However, under the Internal Revenue Code, no more than 20% of the value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries. This limitation may effect our ability to add to our land inventory or to increase the size of our third party development operations.

Our use of taxable REIT subsidiaries may affect the price of Catellus REIT common stock relative to the stock price of other REITs.

Following our election to be taxed as a REIT, we will hold a significant portion of our land assets, and conduct a substantial portion of our development activities, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are corporations subject to corporate-level tax. Prior to 2001, the Internal Revenue Code substantially limited a REIT’s ability to operate through corporate subsidiaries. However, recent changes to the REIT rules allow us to hold the land that we develop for sale to third parties, including urban and residential land, as well as residential and mixed-use development joint ventures, in one or more taxable REIT subsidiaries. This REIT/taxable REIT subsidiary structure may cause the market to value our common stock differently than the stock of other publicly traded REITs, which may not use taxable REIT subsidiaries as extensively as we plan to following our election to be taxed as a REIT.

Inability to obtain third party consents may have a material adverse effect.

There are third-party consents which are required to be obtained in order to consummate the REIT conversion. These include consents of lenders, debt holders, and joint venture partners of Catellus and its affiliates. The inability of Catellus, the Operating Partnership or Catellus REIT to obtain one or more such consents could cause a default under cross-default provisions of Catellus’ principal credit facilities. Although Catellus will not consummate the REIT conversion unless it believes that the inability of Catellus, the Operating Partnership or Catellus REIT to obtain one or more consents would not reasonably be expected to have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of Catellus REIT common stock.

We cannot assure you that we will have access to funds to meet our distribution and tax obligations.

In order to qualify as a REIT, we will be required each year to distribute to our stockholders at least 90% of our net taxable income (determined without regard to the dividends paid, deductions and by excluding any net capital gain). As discussed in “Proposal 1—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion—Federal Income Taxation of Catellus REIT Following the Merger,” to qualify as a REIT, we also will have to distribute to our stockholders no later than the end of our first full taxable year as a REIT an amount equal to the earnings and profits accumulated by Catellus and its subsidiaries prior to January 1, 2004. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. We intend to make distributions to our stockholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax. However, differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to enable us to meet the 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. We also could be required to pay taxes and liabilities attributable to periods and events prior to the REIT conversion and additional taxes in the event we were to fail to qualify as a REIT. In addition, our inability to retain earnings (resulting from our 90% and other distribution requirements) will generally require us to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

Because the timing of the REIT conversion is not certain we may not realize the anticipated tax benefits from the REIT conversion effective January 1, 2004.

We will complete the merger of Catellus with and into the Operating Partnership after the annual meeting and the satisfaction or waiver of the other conditions to the merger. In addition, the timing of the merger will depend on our ability to conform the operations of Catellus to the requirements for qualification as a REIT. Once we have conformed our operations, we will effect the merger. We anticipate that the merger will occur no later than December 31, 2003, although we cannot assure you that the merger will not be delayed. If the merger and the other restructuring transactions contemplated by the merger agreement were significantly delayed, we may not be qualified to elect REIT status effective January 1, 2004. In that case, Catellus REIT would not elect REIT status effective January 1, 2004. Consequently, the federal income tax benefits attributable to our status as a REIT, including our ability to reduce our corporate-level federal income tax, would not commence January 1, 2004, which would result in us paying substantial corporate level income taxes in 2004.

Risks Related to Real Estate Investments

We depend on tenants to generate lease revenues.

We are subject to the risk that, upon the expiration of leases for space located in our properties, leases may not be renewed by existing tenants, the space may not be re-leased to new tenants or the terms of renewal or releasing (including the cost of required renovations or concessions to tenants) may be less favorable to us than current lease terms. A tenant may experience a down-turn in its business which may cause the loss of the tenant or may weaken its financial condition, and result in the tenant’s failure to make rental payments when due, result in a reduction in percentage rent receivable with respect to retail tenants or require a restructuring that might reduce cash flow from the lease. In addition, a tenant of any of our properties may seek the protection of bankruptcy, insolvency, or similar laws, which could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in our available cash flow. Although we have not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants file, that they will affirm their leases or continue to make rental payments in a timely manner.

Our real estate development strategies may not be successful.

Any of our existing or future development activities will entail certain risks, including:

•	the expenditure of funds on and devotion of management’s time to projects which may not come to fruition;

•	the risk that development or redevelopment costs of a project may exceed original estimates, possibly making the project uneconomic;

•	the risk that occupancy rates and rents at a completed project will be less than anticipated or that there will be vacant space at the project;

•	the risk that expenses at a completed development will be higher than anticipated; and

•	the risk that permits and other governmental approvals will not be obtained. Because of the discretionary nature of these approvals and concerns which may be raised by various governmental officials, public interest groups and other interested parties during both the approval and development process, our ability to develop properties and realize income from our projects could be delayed, reduced or eliminated.

In addition, our real estate development activities require significant capital expenditures. We incur considerable infrastructure costs in connection with our commercial, urban, and residential projects. We will be required to obtain funds for our capital expenditures and operating activities through cash flow from operations, property sales or financings. There can be no assurances that funds available from cash flow, property sales and financings will be sufficient to fund our required or desired capital expenditures for development. If we were unable to obtain sufficient funds, we might have to defer or otherwise limit certain development activities. In addition, any new development or any rehabilitation of older projects can require compliance with new building codes and other regulations.

General economic conditions in the areas in which our properties are geographically concentrated may impact financial results.

We currently conduct the majority of our business in California. Consequently, we are exposed to changes in the real estate market or in general economic conditions in California. Any changes may result in higher vacancy rates for commercial property and lower prevailing rents, lower sales prices or slower sales, lower absorption rates, and more tenant defaults and bankruptcies, which would negatively impact our financial performance.

We have significant holdings in California, Illinois, Texas, Colorado and Arizona. Of our rental properties, which are comprised of commercial buildings, ground leases, and interests in several joint ventures, approximately 35%, by square footage, are located in Southern California, 19% in Northern California, 18% in Illinois, 11% in Texas, 7% in Colorado, 3% in Arizona, 3% in Ohio, with the remaining 4% in five other states. Further, approximately 67% of our total commercial developable land by square footage is located in California: San Francisco, Silicon Valley, San Francisco’s East Bay, Los Angeles County, Orange County, the Inland Empire (San Bernardino and Riverside counties), and the City of San Diego; approximately 14% in Texas; approximately 11% in Illinois; with the remaining 8% in four other states. Approximately 77% of the residential land for potential development (based on number of lots) is located in California, with approximately 59% in North California, 18% in Southern California, and 23% in Colorado. To the extent that weak economic conditions or other factors affect these regions more severely than other areas of the country, our financial performance could be negatively impacted.

Exposure of our assets to damage from natural occurrences such as earthquakes, and weather conditions that affect the progress of construction may impact financial results.

Natural disasters, such as earthquakes, floods or fires, or unexpected climactic conditions, such as unusually heavy or prolonged rain, particularly in California, where our assets are concentrated, may have an adverse impact on our ability to develop our properties and realize income from our projects.

Illiquidity of real estate and reinvestment risk may reduce economic returns to investors.

Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Additionally, the Internal Revenue Code places certain limits on the number of properties a REIT may sell without adverse tax consequences. Further, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the real property is producing any income.

Other Risks Affecting Our Business and Operations

We are dependent on external sources of capital and have substantial amounts of debt.

To qualify as a REIT under the Internal Revenue Code, we generally are required each year to distribute to our stockholders at least 90% of our net taxable income determined without regard to net capital gains and the dividends paid deduction. We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We may have to rely on third party sources of capital in order to repay our debt, fund capital expenditures, make acquisitions, and otherwise pursue our strategic objectives. These external sources of capital may or may not be available on favorable terms or at all. Our access to third party sources of capital depends upon a number of factors, including general market conditions, the market’s perception of our growth potential and risk characteristics of our underlying business operations, our current and potential future earnings and cash flow and the market price of our securities. Moreover, additional equity offerings may result in the substantial dilution of our stockholders’ interests and additional debt financing may further leverage us. In the event we are unable to access third party sources of capital on terms favorable to us, we may be delayed in implementing capital improvements or in pursuing our growth strategy which could reduce our revenue or operating income.

As of December 31, 2002, we had approximately $1.5 billion of debt. This amount of debt could have important consequences for our investors and for us, some of which include:

•	our ability to obtain additional financing may be impaired, both currently and in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on this indebtedness, thereby reducing the funds available for other purposes;

•	our cash flow may be insufficient to meet required payments of principal, interest or future dividends;

•	we may be substantially more leveraged than our competitors, putting us at a competitive disadvantage; and

•	our flexibility to adjust to market conditions is limited, leaving us vulnerable in a downturn in general economic conditions or in our business.

Our current indebtedness bears interest at both fixed and floating interest rates. For future financings, we intend to seek the most attractive financing arrangements available at the time, which may involve either fixed or floating interest rates. With respect to floating rate indebtedness, increases in interest rates may adversely affect our cash flow from operations, funds available for distribution, and ability to meet our debt service obligations.

Competition in the real estate industry.

The real estate industry is generally fragmented and characterized by significant competition. Numerous developers, owners of industrial, office and retail properties and managers compete with us in seeking properties for acquisition, development and management opportunities, tenants, and purchasers for homes and for non-strategic assets. There are competitors, such as other REITs, as well as private real estate companies and financial buyers in each area in which we operate, which have greater capital resources than we do. These competitive advantages, the number of competitors and the number of competitive commercial properties in a particular area could have a material adverse effect on the rents we can charge, our ability to lease space in our existing properties or at newly acquired or developed properties and the prices we have to pay for developable land. Accordingly, there can be no assurance that the existence of such competition will not have a material adverse effect on our business, operations and cash flow.

There is no limitation on debt in our organizational documents.

Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and in an increased risk of default on our obligations.

We may change our policies in ways that adversely affect our financial condition or results of operations.

Our investment and financing policies and our policies with respect to other activities, including our growth, debt capitalization, distributions, REIT status and operating policies are determined by our board of directors. Our board of directors may change these policies at any time without a vote of our stockholders. A change in these policies might adversely affect our financial condition or results of operations.

Our holding company structure makes us dependent on operating partnership distributions.

Because we will conduct our operations generally through the Operating Partnership, our ability to service our debt obligations and our ability to pay dividends on our common stock are strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make intercompany distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some nonrecourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership.

We are dependent on key personnel.

We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.

Labor shortages and costs could impact our projects.

Labor shortages and costs could significantly influence the success of projects.

Possible environmental liabilities could adversely affect us.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. Because we own (or our corporate predecessors owned) properties in urban and industrial areas, and have historically leased many of our properties to commercial and industrial tenants whose activities may have resulted in discharges onto such properties, we incur ongoing environmental remediation costs and are subject from time to time to environmental actions by governmental entities and private parties. While we or outside consultants have evaluated the environmental liabilities associated with most of our properties, any evaluation is necessarily based upon then prevailing law, site conditions and the use of sampling methodologies.

The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner’s or operator’s ability to sell or rent affected real property or to borrow money using affected real property as collateral. Future environmental costs are difficult to estimate because of such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of our potential liability in proportion to that of other potentially responsible parties, and the extent to which such costs are recoverable from insurance.

Uninsured losses could adversely affect our financial condition.

We typically purchase commercial general liability, “all-risk” property (including earthquake and flood coverage) and rental loss insurance for our properties and development projects, with limits customarily carried for similar properties. Some types of losses, such as losses from earthquakes, terrorism, environmental hazards or toxic mold may be either uninsurable or too expensive to justify insuring against. In renewing our policies over the last several years, we were able to essentially obtain all of our historical levels and types of insurance (although at a higher cost and, in certain instances, with higher deductibles and/or more restrictive conditions), except: (1) liability coverage for our residential business, which now has a higher deductible and a much lower policy limit and (2) terrorism insurance, which was initially excluded from our property coverage placed on October 1, 2002. However, under the United States Terrorism Risk Insurance Act of 2002, carriers are now required to offer us terrorism coverage and are allowed to charge an incremental premium for such coverage. We have obtained coverage that matches the risk profile for our portfolio of properties, primarily consisting of distribution/warehouse and suburban office and retail that we consider to be relatively low-risk. We have placed a stand-alone terrorism policy for a single asset located near downtown San Francisco and expect that we may place additional, similar stand-alone policies if circumstances warrant. There can be no assurance that significant losses in excess of insurance proceeds will not occur. Also, we and our predecessors have owned some of the properties in our portfolio for many years and acquired properties in a variety of ways, including by railroad land grants. We have not obtained title insurance on all of the properties in our portfolio, and some properties may be subject to limitations on or challenges to our title.

If an uninsured loss or a loss in excess of insured limits occurs, the Operating Partnership could lose its capital invested in the property, as well as the anticipated future revenue from the property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition. As the general partner of the Operating Partnership, Catellus REIT is generally liable for any of their unsatisfied obligations other than non-recourse obligations.

The costs of compliance with regulatory requirements could adversely affect our business.

Our facilities are subject to various federal, state and local regulatory requirements, such as the Americans with Disabilities Act and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our facilities are currently in material compliance with such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed, a result that could require significant unanticipated expenditures by us and could have an adverse effect on our cash flow.

We face risks due to our investments through partnerships or joint ventures.

Instead of purchasing properties directly, we have and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, these investments may, under certain circumstances, involve risks such as the possibility that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or our policies or objectives. Consequently, actions by a co-venturer might result in subjecting properties owned by the joint venture to additional risk. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we may be unable to take action without the approval of our joint venture partners or our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for that partner’s share of joint venture liabilities.

The supply and price of electrical power could affect our rental and sales activities.

Shortages in and higher prices for electrical power could negatively affect our ability to rent or sell properties.

Catellus REIT will face the risks associated with the hospitality industry because it will own two hotel properties.

Catellus currently owns, indirectly through joint ventures, interests in two hotel properties. For REIT qualification purposes, these hotels will be leased to newly formed partnerships of which one or more of Catellus REIT’s taxable REIT subsidiaries will be a partner. Catellus REIT, as the (indirect) lessor, will be entitled to a percentage of the gross receipts of the hotels. While the taxable REIT structure allows the economic benefits of ownership to flow to Catellus REIT, the taxable REIT subsidiary will be subject to tax on its allocable share of income from the operations of the hotels at the federal and state level. In addition changes in applicable tax laws may require Catellus REIT to modify the structure for owning the hotel properties, and such changes may adversely affect the cash flows from our hotels.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of our Company or reduce the value of our stock.

Upon completion of the merger, the amended and restated certificate of incorporation of Catellus REIT and its amended and restated bylaws will contain provisions which may have an anti-takeover effect. The following provisions of these governing documents could have the effect of making it more difficult for a third party to acquire control of our Company, including certain acquisitions that stockholders may deem to be in their best interests:

•	the amended and restated bylaws do not permit stockholders to call a special meeting of stockholders;

•	the amended and restated certificate of incorporation contains restrictions on the number of shares that may be owned by any stockholder;

•	the amended and restated certificate of incorporation permits the issuance of one or more series of a new class of preferred stock with rights and preferences to be determined by the board of directors;

•	the amended and restated certificate of incorporation restricts certain business combinations with interested stockholders; and

•	the amended and restated bylaws require advance notice of stockholder proposals and director nominations.

Federal Income Tax Risks Relating to REIT Qualification

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we will have reduced funds available for distribution to our stockholders and our income will be subject to taxation at regular corporate rates.

We intend to operate so as to qualify as a REIT under the Internal Revenue Code commencing January 1, 2004. As a REIT, we generally will not pay corporate level tax on income we currently distribute to our stockholders as long as we distribute currently at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). We cannot assure you, however, that we will so qualify or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT such as ours that holds its assets in partnership form. Further, the determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT.

If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

•	we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

•	we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we were entitled to relief under statutory provisions. As a result, net income and the funds available for distribution to our stockholders will be reduced for five years. See “Proposal 1—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion.”

Goodwin Procter LLP will render to us an opinion to the effect that Catellus REIT, commencing with the first full taxable year for which it files a REIT election, will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that Catellus REIT’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT. This opinion will be conditioned upon completion of certain restructuring transactions and upon certain representations made by us as to matters relating to the organization and operation of Catellus REIT and its subsidiary partnerships, corporations and other entities. An opinion of counsel does not bind the Internal Revenue Service or the courts, and no assurance can be provided that such opinion will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

Potential changes in the tax laws could make investments in REITs less attractive, and could reduce the tax benefits of our REIT conversion.

One reason for our REIT conversion is the desire to reduce our corporate tax burden. Legislation has been introduced by the Bush administration to Congress that could reduce or eliminate the double tax burden on C corporations by reducing the taxes individuals pay on dividends. These or similar changes could materially reduce the advantages of investing in REITs relative to C corporations. Furthermore, this legislation could reduce our relative tax savings gained by the REIT conversion, since REITs and C corporations alike could face only a single level of federal income taxation. At this time, however, we cannot predict whether or when such legislation will be enacted, nor can we predict the extent of any adverse impact of such legislation on the REIT industry or on the demand for our common stock.

There are uncertainties relating to the estimate of our “earnings and profits” attributable to C corporation taxable years.

In order to qualify as a REIT, we cannot have at the end of any REIT taxable year any undistributed earnings and profits that are attributable to a C corporation taxable year. A REIT has until the close of its first full taxable year as a REIT in which it has non-REIT earnings and profits to distribute these accumulated earnings and profits. We will be required to distribute these earnings and profits prior to the end of our first taxable year as a REIT, which we expect will be 2004. Failure to do so would result in our disqualification as a REIT. The determination of such earnings and profits is complicated and depends upon facts with respect to which we may have less than complete information or the application the law governing earnings and profits which is subject to differing interpretations, or both. We currently believe and intend that the special E&P distribution will exceed the amount required to be distributed in order to satisfy the requirement that Catellus REIT not have accumulated earnings and profits attributable to a C corporation taxable year by an amount to be determined by the board of directors. Consequently, we believe that the special E&P distribution will be sufficient to distribute all of Catellus REIT’s non-REIT earnings and profits by the close of our first taxable year as a REIT. There are, however, substantial uncertainties relating to the estimate of our non-REIT earnings and profits and, thus, we cannot assure you that this requirement will be met. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the non-REIT earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003 that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service has also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Goodwin Procter LLP will not provide any opinion as to the amount of Catellus’ undistributed earnings and profits and will rely, for purposes of its opinion as to our qualification as a REIT, upon a representation from us that we will not have any undistributed non-REIT earnings and profits as of the end of the year for which we first file our REIT election. See “Proposal 1—Material United States Federal Income Tax Consequences of the Restructuring and Related REIT Conversion—Federal Income Taxation of Catellus REIT Following the Merger—Requirements for Qualification as a REIT.”

There can be no assurance that the Internal Revenue Service will agree with our determination of Catellus REIT’s non-REIT earnings and profits, and there are uncertainties regarding the amount of such earning and profits. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the non-REIT earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003 that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service has also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Thus, we cannot assure you that we will satisfy the requirement that we distribute all of our non-REIT earnings and profits by the close of our first taxable year as a REIT.

Our third party development business is potentially subject to prohibited transactions tax.

We will continue to conduct third party land sales as part of our third-party development business after the REIT conversion. As a REIT, we will be subject to a 100% tax on our net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales by us of property in the course of our third-party development business will generally constitute prohibited transactions.

We intend to avoid the 100% prohibited transactions tax by conducting our third-party land sales through one or more taxable REIT subsidiaries. We may not, however, always be able to identify properties that will become part of our third-party development business at the time we acquire such properties. Additionally, properties we initially acquire and hold for investment purposes may become third-party development properties as circumstances change. Therefore, we face the potential of being subject to the 100% prohibited transactions tax on the sale of properties acquired by us and not through a taxable REIT subsidiary which we incorrectly identify as property not held for sale to customers in the ordinary case of business or which subsequently becomes property held for sale to customers in the ordinary course of business.

There are potential deferred and contingent tax liabilities.

We will be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on any gain recognized from a sale of any assets occurring within ten years of the REIT conversion which we hold at the effective time of our election to be a REIT but only to the extent of the built-in-gain based on the fair market value of those assets on the effective date of the REIT election. If we elect REIT status effective January 1, 2004, such tax will be based on the fair market value of our assets as of January 1, 2004. Gain from a sale of an asset occurring more than 10 years after the REIT conversion will not be subject to this corporate-level tax. We currently do not expect to sell any asset if such a sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

We intend to conduct a substantial portion of our development business, consisting of our third-party development business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are subject to regular corporate-level tax, and cannot avail themselves of the dividends paid deduction available to REITs. Consequently, income from our third-party development business, and any other income earned by taxable REIT subsidiaries of ours, will be subject to corporate-level tax.

Certain “deferred gains” on assets owned by Catellus REIT are subject to special gain recognition rules as the result of prior asset transfers between members of the Catellus consolidated group in pre-REIT years. The maximum “deferred gains” associated with these assets is estimated to be $40 million. Certain of these assets will be held by Catellus REIT with the remainder held by the Operating Partnership. The special gain recognition rules require Catellus REIT to include in taxable income the previously “deferred gain” on assets upon the occurrence of certain events. Such gains would be taxable, for example, if the assets were contributed to a taxable REIT subsidiary or sold, or if the Operating Partnership admits a new partner and therefore becomes a separate entity for federal income tax purposes.

In addition, the Internal Revenue Service may assert liabilities against us for corporate income taxes for taxable years of Catellus prior to the time we qualify as a REIT, in which case we will owe such taxes plus interest and penalties, if any. Moreover, any increase in taxable income will result in an increase in accumulated earnings and profits which could either increase the taxable portion of the special E&P distribution to our stockholders or cause us to pay an additional taxable distribution to our stockholders within 90 days of the relevant determination.

Forward-Looking Statements

This proxy statement/prospectus may contain or incorporate statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms, and by similar expressions. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present our estimates and assumptions only as of the date of this proxy statement/prospectus.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements include:

•	those identified under “Risk Factors” from page 19 through 29;

•	those identified from time to time in Catellus’ public filings with the SEC;

•	general industry, economic and business conditions (which will, among other things, affect availability and creditworthiness of current and prospective tenants, tenant bankruptcies, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses);

•	adverse changes in the real estate markets, including, among other things, competition with other companies and risks of real estate development, acquisitions and dispositions;

•	governmental actions and initiatives (including legislative and regulatory changes);

•	other risks inherent in the real estate business; and

•	acts of war, other geopolitical events, and terrorist activities that could adversely affect any of the above factors.

The above list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this proxy statement/prospectus.

VOTING AND PROXIES

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Catellus’ board of directors for use at the annual meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of annual meeting of stockholders of Catellus.

Date, Time and Place of the Annual Meeting

The annual meeting will be held on             , 2003, at 9:00 a.m., local time, at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California.

Purpose of the Annual Meeting

At the annual meeting, holders of Catellus common stock of record as of the record date will be eligible to vote upon the following proposals:

•	Proposal 1: To vote upon a proposal to adopt the agreement and plan of merger dated , 2003 among Catellus, Catellus REIT and the Operating Partnership pursuant to which the REIT conversion will be effected;

•	Proposal 2: To elect eleven directors;

•	Proposal 3: To approve an amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment;

•	Proposal 4: To approve the 2003 Performance Award Plan;

•	Proposal 5: To vote upon a stockholder proposal, if presented at the meeting; and

•	To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Recommendation of the Board of Directors

Our board of directors has unanimously approved the merger agreement, the REIT conversion and the other transactions contemplated by the merger agreement and has determined that these actions are advisable and in the best interests of Catellus and its stockholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement;

•	“FOR” the election of the eleven director nominees;

•	“FOR” the approval of the 2000 Plan Amendment;

•	“FOR” the approval of the 2003 Performance Award Plan; and

•	“AGAINST” the stockholder proposal.

Record Date and Share Information

Our board of directors has fixed the close of business on             , 2003 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the annual meeting. As of the record date, there were              shares of Catellus common stock outstanding and entitled to vote and              holders of record. Each share of Catellus common stock has one vote on any matter properly brought before the meeting or at any adjournments or postponements of the annual meeting.

Quorum; Vote Required for Each Proposal

We must have a quorum at the annual meeting to transact any business. This means that a majority of our outstanding shares of common stock must be represented in person or by proxy at the annual meeting. Proxies marked as abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the annual meeting. An abstention on any proposal will have the effect of a vote cast against such proposal. A broker non-vote on Proposal 1 will have the effect of a vote cast against Proposal 1. Broker non-votes will not be treated as votes cast and therefore will have no effect on the election of directors, the 2000 Plan Amendment, the 2003 Performance Award Plan, or the stockholder proposal vote.

Proposal 1:  The adoption of the merger agreement requires an affirmative vote of the holders of a majority of the shares of Catellus common stock entitled to vote at the annual meeting. A vote for the adoption of the merger agreement has the effect of approving the REIT conversion and the related transactions contemplated by the merger agreement. Similarly, if the contribution of assets to taxable REIT subsidiaries were deemed to constitute a sale, lease or exchange of all or substantially all of the assets of Catellus under Delaware Corporate Law, the affirmative vote of a majority of the shares of Catellus common stock entitled to vote thereon would be needed to approve the contribution. We have attached a copy of the merger agreement as Annex A.

Proposal 2:  The election of the eleven director nominees requires an affirmative vote of a plurality of the shares of Catellus common stock present in person or by proxy at the annual meeting and entitled to vote. Accordingly, the eleven nominees who receive the greatest number of “FOR” votes will be elected as directors of Catellus.

Proposal 3:  The approval of the 2000 Plan Amendment requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting. Approval of the proposed amendment by Catellus stockholders is a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment. We have attached a copy of the amendment to the 2000 Performance Award Plan as Annex F.

Proposal 4:  The approval of the 2003 Performance Award Plan requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting. We have attached a copy of the 2003 Performance Award Plan as Annex G.

Proposal 5:  The approval of the stockholder proposal if presented at the annual meeting requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Under Delaware Corporate Law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and REIT conversion. See “Proposal 1—Terms of the Merger—Absence of Dissenters’ Rights.”

Shares Owned by Catellus’ Directors and Officers

On the record date, the directors and executive officers of Catellus and their affiliates owned and were entitled to vote              shares of Catellus common stock, or             % of the shares outstanding on that date entitled to vote on with respect to the each of the proposals. We currently expect that each director and executive officer of Catellus will vote the shares of Catellus common stock beneficially owned by such director or executive officer “FOR” adoption of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” the approval of the 2000 Plan Amendment, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal. See “Proposal 2—Security Ownership of Directors and Executive Officers.”

Voting Procedures

If you sign and return the proxy card at or before the annual meeting, your shares will be voted as you specify on the proxy card. You may also vote electronically via the Internet (www.proxyvote.com) or by telephone by following the instructions set forth on the proxy card. If you sign and return the proxy card but do not specify a vote, your shares will be voted “FOR” Proposal 1, “FOR” Proposal 2, “FOR” Proposal 3, “FOR” Proposal 4, and “AGAINST” Proposal 5.

We will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter.

Under the rules of the New York Stock Exchange, if you hold your shares through a bank or broker, your bank or broker is permitted to vote your shares on the election of the directors (Proposal 2), even if the bank or broker does not receive voting instructions from you. Your bank or broker, however, is not permitted to vote your shares on the adoption of the merger agreement (Proposal 1), the approval of the 2000 Plan Amendment (Proposal 3), the approval of the 2003 Performance Award Plan (Proposal 4), and the stockholder proposal (Proposal 5) without your instructions. If your shares are held in the name of a bank or broker, please follow the instructions on your proxy card to ensure that your shares are properly voted at the annual meeting.

You may revoke your proxy at any time after you have sent in your proxy card and before your proxy is voted at the annual meeting by:

•	giving written notice to our corporate secretary at 201 Mission Street, Second Floor, San Francisco, California 94105 that you revoke your proxy;

•	filing another proxy with a later date; or

•	by attending the meeting and voting in person, although attendance at the annual meeting will not by itself revoke a proxy.

If you have instructed a bank or broker to vote your shares, you must follow the directions you receive from your bank or broker to change your vote. You may request to receive and view future proxy mailings and other stockholder communications online. For more information, please see the insert included with your proxy materials.

We are not aware of any matter that will be brought before the annual meeting other than those described in this proxy statement/prospectus. If any other matter is properly brought before the meeting, the persons named as your proxies will be authorized by the proxy card to vote the shares represented by that proxy card in accordance with their best judgment.

Solicitation of Proxies and Expenses

We will bear the cost of this proxy solicitation. Brokers and nominees should forward soliciting materials to the beneficial owners of the stock that they hold of record. We will reimburse brokers and nominees for their reasonable forwarding expenses. Our directors, officers, and regular employees may also solicit proxies in person or by telephone or other means. These individuals will not receive additional compensation for these efforts, but may be paid for reasonable out-of-pocket expenses in connection with the solicitation.

You should not send any stock certificates with your proxy cards. A letter of transmittal containing instructions for the surrender of stock certificates will be mailed to stockholders of Catellus as soon as reasonably practicable after the completion of the merger.

PROPOSAL 1

ADOPTION OF THE MERGER AGREEMENT

PURSUANT TO WHICH THE REIT CONVERSION WILL BE EFFECTED

BACKGROUND OF THE REIT CONVERSION

Introduction

Annually, the board of directors of Catellus holds a retreat to consider Catellus’ long-term plans and strategic alternatives. Among the alternatives discussed prior to 2002 was the conversion of Catellus to a REIT. While a substantial majority of public real estate operating companies are REITs, the conversion to a REIT was not attractive to Catellus because the Internal Revenue Code imposed limitations on the ability of REITs to conduct development activities of the type and scope historically conducted by Catellus. However, an amendment to the Internal Revenue Code which became effective in 2001 permitted REITs to establish taxable REIT subsidiaries which could conduct development activities subject to fewer limitations.

In 2002, the possible conversion of Catellus to a REIT appeared to be more attractive for several reasons. First, Catellus’ business mix had changed as its portfolio of owned real estate had increased in importance in relation to its development activities. This portfolio of owned real estate provided a stream of income that could allow the payment of dividends on a consistent basis, which a REIT structure would permit Catellus to do more efficiently. As a result of the change in business mix and the 2001 amendment to the Internal Revenue Code, Catellus would be able to continue much of its remaining development business if it were to convert to a REIT. Further, management believed that in the current environment it was more difficult for Catellus to reinvest cash flow in its existing businesses at attractive risk-adjusted rates of return. In addition, management projected that Catellus’ effective tax rate would rise in 2002 and beyond making the tax advantages of a REIT structure more attractive. Finally, most public real estate companies are REITs and, by converting to a REIT, Catellus would benefit from greater comparability to a larger universe of companies.

The 2002 Board of Directors Retreat and Retention of a Financial Advisor

In the spring of 2002, as part of its preparation for the 2002 annual board of directors retreat to consider Catellus’ long term operating plan and strategic alternatives, management, with the assistance of PricewaterhouseCoopers LLP, Catellus’ independent accountants, and O’Melveny & Myers LLP (“O’Melveny”), its corporate counsel, began to analyze the issues that would be involved in the conversion of Catellus to a REIT. In July, Catellus retained Goodwin Procter LLP (“Goodwin”) to assist it and its advisers in the analysis of such a conversion.

The board of directors held its annual retreat from July 30 through August 1. At the retreat, management presented several strategic alternatives for the company. The alternatives were: (1) to convert Catellus from a  C corporation to a REIT; (2) to remain a C corporation and use cash flow generated by Catellus’ businesses to repurchase its common stock; and (3) to remain a C corporation and invest that cash flow in acquisitions of commercial real estate properties. After discussion of these and other strategic alternatives, the board concluded that it should retain an investment banking firm to advise it on strategic alternatives. After evaluating several firms, the board selected Morgan Stanley & Co. Incorporated (“Morgan Stanley”) on August 22.

Board of Directors Meetings on October 8 and 9

The next meeting of the board of directors was on October 8 and 9. Several representatives of Morgan Stanley attended the meeting, as did a representative of O’Melveny.

Morgan Stanley advised the board that Catellus faced several issues that might contribute to its then current trading valuation relative to its estimated net asset value: (1) as a C corporation, Catellus’ marginal tax rate was high, especially in comparison to industrial REITs that might be considered competitors, making its cost of capital higher relative to its competitors assuming all other factors were equal; (2) Catellus’ complexity given its asset mix and business model (rental property owner with significant non-income producing land holdings) made it difficult for the market to value, because (a) there were few comparables, (b) the land assets were intrinsically subject to a wider valuation range than income-producing assets and would show greater variance over time, and (c) the income-producing assets were a mix of Class A industrial and other assets and income types; and (3) as a result of the reduction over time of Catellus’ “land bank”, its growth was slowing due to the difficulty of reinvesting its earnings at historic rates of return.

Morgan Stanley advised the board that it had explored several strategic alternatives for Catellus. It had considered and recommended eliminating the following alternatives: (1) modification of Catellus’ capital structure by using cash flow to repurchase its stock (would not meet corporate objectives regarding tax efficiency and public market valuation and any earnings improvements would be achieved in large part through increased risk (financial leverage)); (2) a levered recapitalization by borrowing aggressively against Catellus’ assets (would not meet corporate objectives regarding tax efficiency and public market valuation and would negatively impact the ability to carry out a capital-intensive development strategy); (3) a change in the business mix through an acquisition strategy using cash or stock (did not appear feasible because Catellus’ common stock was trading at a discount to estimated net asset value, real estate assets generally were expensive by historical standards and there were a lack of attractive acquisition targets); and (4) splitting Catellus into two or more public companies, one of which might be a REIT (did not appear advantageous because a C corporation owning only land would likely trade poorly and might not be viable without the cash generated from the income-producing properties).

Morgan Stanley advised the board that four of the strategic alternatives it had explored did not generally have the shortcomings identified above and, therefore, merited further consideration by the board: (1) conversion of Catellus to a REIT as described in this proxy statement/prospectus; (2) the sale or merger of Catellus to or with a REIT in which stockholders of Catellus would receive shares of stock of the REIT; (3) Catellus remaining a C corporation and increasing its focus on land and development activities; and (4) the sale of Catellus’ shares to a buyer or group of buyers for cash.

Morgan Stanley then outlined the advantages and disadvantages of each of these alternatives. The conversion to a REIT would be the easiest strategy to execute (no significant third party involvement relative to other alternatives) and might result in an increase in the price of Catellus’ stock, moreover, it should be enhanced by greater focus on the ownership, management and development of industrial properties. The sale of Catellus for stock of a REIT might be more difficult to execute than a REIT conversion because one or more potential buyers would have to be convinced to make a satisfactory proposal (which would be made more difficult by the large non-income producing land holding which would in all likelihood be inconsistent with their portfolios and business strategies) and, given the current valuation of Catellus’ stock and that of the potential buyers, there might be constraints on an achievable price. Focusing on land and development activities could produce the highest future value to stockholders, but at greater risk which could result in a lower multiple. A sale for cash would be the easiest of the four alternatives to value because the consideration would not include publicly traded stock, but it might be difficult to execute given the size of Catellus and its mix of assets and, if pursued broadly, confidentiality would be hard to maintain. The board asked Morgan Stanley various questions regarding the alternatives presented, Morgan Stanley’s assumptions and the current market’s impact on the various alternatives. In particular, Morgan Stanley was asked to provide additional information with respect to previous conversions of C corporations to REITS, changes in the composition of a company’s stockholder base as a result of a REIT conversion, and the effects of a REIT conversion on the price of a company’s stock.

At the meeting, Mr. Rising advised the board that in September he had been contacted informally by the chief executive officer of a REIT (“X Company”) about a possible strategic transaction between Catellus and X Company. Mr. Rising had advised the chief executive officer that he could not engage in such a discussion without the approval of his board and the execution and delivery of an appropriate confidentiality agreement. The board authorized Mr. Rising to enter into a confidentiality agreement with X Company and to enter into preliminary discussions with the chief executive officer of X Company. On October 28, Catellus and X Company signed a confidentiality agreement.

Board of Directors Meeting on October 29 and Activities in November

The next meeting of the board was on October 29. Several representatives of Morgan Stanley and a representative of O’Melveny were present.

Morgan Stanley began with a discussion of the recent decline in REIT stock prices generally and in the stock prices of REITs focused on industrial properties in particular. Morgan Stanley’s presentation including estimated ranges of values based on varying assumptions for Catellus’ common stock in the case of a REIT conversion and in the case of a sale or merger for the stock of another REIT. Morgan Stanley advised the board that the highest values might be achieved through a combination of strategies in which Catellus pursued conversion to a REIT and subsequently entered into a sale or merger transaction with another REIT.

Morgan Stanley’s analysis included comparisons of Catellus with other companies, all of which were REITs. With respect to the REIT conversion analysis, it included four scenarios: (1) conversion to a REIT without a significant change in the business model; (2) conversion to a REIT combined with the sale of a significant amount of unimproved land; (3) conversion to a REIT combined with placing a significant amount of unimproved land in a 50/50 joint venture; and (4) conversion to a REIT combined with a share repurchase plan. With respect to the sale or merger analysis Morgan Stanley: (1) analyzed the price that various companies could pay without the transaction being dilutive, with or without land sales or a 50/50 joint venture; and (2) set forth premiums paid in selected REIT mergers and acquisitions. Morgan Stanley’s analysis also included information with respect to the returns to stockholders following conversions to REITs by six other C corporations; their distribution policies following the conversions; and the changes in the composition of Catellus’ stockholder base that might result from a REIT conversion. Finally, it included comparable company analyses (1) between selected industrial and diversified REITs, and (2) between selected REITs it judged “active” (larger development pipeline, higher levels of sales activity, substantial net operating income derived from fees and higher levels of asset acquisition) and selected REITs it judged “passive.”

Following Morgan Stanley’s presentation, the board requested that management, working with Catellus’ advisers, provide further information regarding Catellus’ corporate strategy and structure if it were to convert to a REIT, including differences in pre- and post- conversion operating activities and an analysis of the attendant human resource implications.

In November and December, Mr. Rising, Mr. Beaudin and Mr. Hosler met with executives of X Company, principally to share information about the assets and businesses of the two companies.

Board of Directors Meetings on December 10 and 11 and Other Activities in December and January

The board had a two-day meeting on December 10 and 11. Representatives of Morgan Stanley, O’Melveny and Goodwin were present.

At the meeting management advised the board that it had concluded that Catellus should convert to a REIT if a number of open issues could be resolved. The conversion would be effective as of January 1, 2004. The conclusion was premised on the belief that greater value would be created for Catellus’ stockholders if Catellus reduced its business complexity over time and paid a dividend that would be enhanced by the tax efficiencies of the REIT structure.

Management presented an analysis that summarized the proposed operating strategy, corporate structure, approach to a special E&P distribution, manner of calculation and reporting funds from operations and distribution policy of Catellus if it were to convert to a REIT. It also proposed an operating plan for Catellus for the transition year of 2003. Mr. Rising also reported on the status of discussions with X Company and also reported that he had had a conversation in November with the chief executive officer of another REIT  (“Y Company”) who had expressed interest in a possible strategic transaction between Catellus and Y Company.

Mr. Kahane, chair of Catellus’ Compensation and Benefits Committee (the “Compensation Committee”), reported on certain compensation issues that had arisen in connection with the Compensation Committee’s analysis of a REIT conversion. He reported that FPL Associates L.P. (“FPL”), Catellus’ compensation consultant in connection with a possible REIT conversion, had analyzed the effect of such a conversion on outstanding stock options and had concluded that there could be a diminution in value of certain of the options. Mr. Kahane advised the board that the Compensation Committee had concluded that no decision on a possible REIT conversion should be made until the Committee and the board had determined the appropriate treatment of outstanding stock options.

Following discussion, the board directed management, working with Catellus’ advisers, to continue to refine its analysis of a possible REIT conversion. The board also authorized Mr. Rising and Morgan Stanley to contact Y Company to discuss entering into an appropriate confidentiality agreement so that there might be an exchange of information and discussions about a possible strategic transaction between Catellus and Y Company. The board’s view was that, prior to making a decision to convert Catellus to a REIT or to continue as a C corporation, it should learn the nature of any proposals for strategic transactions that X Company or Y Company might make.

On December 16, Mr. Rising contacted the chief executive officer of Y Company and a confidentiality agreement was signed on December 18. Mr. Rising and Mr. Hosler met with executives of Y Company later in December to exchange information.

During January there were periodic discussions between Mr. Rising, Mr. Beaudin, Mr. Hosler and others at Catellus and executives of X Company and Y Company, respectively, with respect to the assets and business of Catellus and the respective assets and businesses of X Company and Y Company. In late January, Y Company advised Catellus that it had decided not to proceed further with the discussions.

Board of Directors Meeting on January 27 and Activities in February

The next meeting of the board was on January 27. Several representatives of Morgan Stanley and a representative of O’Melveny were present.

Morgan Stanley reported on the decline in REIT stock prices since early December and on the status of discussions with X Company and Y Company. Morgan Stanley also provided its thoughts on the potential impact of President Bush’s dividend tax proposal on REITs generally and on Catellus if it were to proceed with conversion to a REIT. Mr. Kahane reported that the Compensation Committee was continuing its analysis of the appropriate treatment of outstanding stock options.

Following discussion the board directed management, working with Morgan Stanley and Catellus’ other advisers, to continue the analysis of the possible conversion of Catellus to a REIT and to report to the board at its February meeting. The directors also directed management and Morgan Stanley to advise X Company of the desirability of determining in the near future whether their discussions were likely to be productive. In early February, X Company advised Catellus that it wished to terminate the discussions.

Board of Directors Meeting on February 28

The next meeting of the board was on February 28. Representatives of Morgan Stanley, O’Melveny and Goodwin were present.

Morgan Stanley led the REIT conversion discussion. It outlined the key steps required for Catellus to qualify as a REIT as of January 1, 2004; the rationale for Catellus to convert to a REIT (including, reducing corporate-level taxes, creating a yield-oriented common stock, benefiting from having a public peer group  (i.e., other industrial REITs) and utilization of an UPREIT structure for future acquisitions); and various analyses undertaken to value Catellus under its current structure and as a REIT. Mr. Kahane reported that the Compensation Committee was generally in agreement with the treatment of outstanding stock options recommended by FPL that would offer holders of unvested options the opportunity to exchange them for restricted stock and adjust vested options in accordance with their terms. Morgan Stanley then delivered its fairness opinion to the board (see “—Opinion of Financial Advisor”). Following Morgan Stanley’s presentation, the board discussed the advantages, disadvantages and logistics of converting Catellus to a REIT. After discussion, the board unanimously directed management to proceed with the REIT conversion, subject to stockholder and final board approval.

OUR REASONS FOR THE REIT CONVERSION

The Catellus board of directors has unanimously determined that the merger, which will effect the REIT conversion, and the related restructuring transactions are fair to, and in the best interests of, Catellus and its stockholders. In reaching its determination, the board of directors consulted with Morgan Stanley with respect to the financial aspects and fairness of the merger and the REIT conversion, as well as with management and its legal advisors. The factors considered by the board of directors included, but were not limited to, the following:

•	to reduce our corporate-level taxes. As a REIT, we will be able to eliminate corporate level taxes on most of our income, including the income we receive from our rental property portfolio;

•	to benefit our stockholders by creating a yield-oriented common stock security, which will provide our stockholders with regular cash dividends. Also, the higher current component of total return may reduce overall investment risk;

•	by becoming a dividend paying company, our stockholder base may expand to include investors attracted by yield as well as asset quality, which may improve the liquidity of our capital stock and provide a more stable stockholder base;

•	to make performance comparisons with our peers more meaningful. As a REIT, our stockholders will benefit from an established research community dedicated to the coverage of REITs which can provide meaningful comparisons with other industrial REITS; and

•	the adoption of an UPREIT structure will provide a flexible structure for future acquisitions of new properties by permitting sellers to exchange properties for UPREIT equity while deferring inherent tax gain. Similar tax-deferred acquisitions have been an important source of growth for many public REITs.

The board of directors weighed the advantages against the potential risks of the REIT conversion discussed in “Risk Factors—Risks and Effects of the Merger and the REIT Conversion” beginning on page 19.

The foregoing discussion does not include all of the information and factors considered by the board of directors. The board of directors did not quantify or otherwise assign relative weights to the particular factors considered, but conducted an overall analysis of the information presented to and considered by it in reaching its determination.

TERMS OF THE MERGER

The following is a summary of the material terms of the merger agreement. For a complete description of all of the terms of the merger, you should refer to the copy of the merger agreement that is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. This summary is not complete and is qualified in its entirety by reference to the merger agreement. You should read carefully the merger agreement in its entirety as it is the legal document that governs the merger.

Structure and Completion of the Merger

Catellus REIT is presently a wholly owned subsidiary of Catellus. Catellus REIT recently formed the Operating Partnership, of which Catellus REIT is the sole general partner, and directly or indirectly owns all of the limited partnership interests in the Operating Partnership. The merger agreement provides that Catellus will merge with and into the Operating Partnership, whereupon the separate corporate existence of Catellus will cease and the Operating Partnership will be the surviving entity of the merger. Upon the effectiveness of the merger, each outstanding share of common stock of Catellus, along with the associated right issued under the Rights Agreement dated as of December 16, 1999 between Catellus and American Stock Transfer and Trust Company (the “Catellus Rights Agreement”), will be converted into one share of common stock of Catellus REIT. In connection with the merger, Catellus REIT will change its name to “Catellus Development Corporation” and will succeed to and continue to operate all of the existing business of Catellus, directly or indirectly, through the Operating Partnership.

Following the merger, the Operating Partnership and its subsidiaries will directly or indirectly own most of the assets of Catellus and its subsidiaries, and Catellus REIT, directly and indirectly, will own all of the interests in the Operating Partnership. This structure will enable Catellus REIT, following the merger, to operate together with the Operating Partnership in an umbrella partnership REIT, or UPREIT, structure, through which Catellus REIT will continue to conduct all business activities currently conducted by Catellus.

The board of directors of Catellus, the board of directors of Catellus REIT and the general partner of the Operating Partnership have approved the merger agreement, subject to stockholder approval. The merger will become effective at the time the certificate of merger is accepted for filing by the Secretary of State of Delaware in accordance with Delaware Corporate Law, or later if so specified in the certificate of merger. We anticipate that the merger will be implemented by no later than December 31, 2003, following the approval of our stockholders to adopt the merger agreement at the annual meeting and the satisfaction or waiver of the other conditions to the merger as described below under “—Conditions to Completion of the Merger.” However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Exchange of Stock Certificates

Surrender of Shares.    [                    ] will act as exchange agent for the merger. As soon as reasonably practicable after the completion of the merger, [                    ] will mail to each registered holder of a certificate of Catellus common stock a letter of transmittal containing instructions for surrendering their certificates. Holders who properly surrender their certificates will receive certificates representing their shares of Catellus REIT common stock. The surrendered certificates will be cancelled. Upon the effectiveness of the merger, each certificate representing shares of common stock of Catellus will be deemed for all purposes to evidence the same number of shares of common stock of Catellus REIT until such certificate is exchanged for a certificate representing shares of common stock of Catellus REIT.

Lost Certificates.    If any Catellus certificate is lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact and, if required by Catellus REIT, post a reasonable bond as indemnity against any claim that may be made against Catellus REIT with respect to such certificate.

Stock Transfer Books.    At the completion of the merger, Catellus will close its stock transfer books, and no subsequent transfers of Catellus common stock will be recorded on its books.

Other Effects of the Merger

We expect the following to occur in connection with the merger:

•	Charter Documents of Catellus REIT. The certificate of incorporation and bylaws of Catellus REIT will be amended in connection with the merger. A copy of the form of the amended and restated certificate and amended and restated bylaws of Catellus REIT is set forth in Annex B-1 and Annex B-2, respectively, of this proxy statement/prospectus. See also “—Description of Catellus REIT Capital Stock.”

•	Partnership Agreement. The partnership agreement of the Operating Partnership will be amended and restated in connection with the merger. A copy of the form of the amended and restated limited partnership agreement is set forth in Annex C to this proxy statement/prospectus. See also “—Description of the Partnership Agreement.”

•	Directors and Officers. The directors and officers of Catellus immediately before the merger will be the directors and officers, respectively, of Catellus REIT immediately after the merger.

•	Stock Incentive Plans. Catellus REIT will assume all Catellus stock incentive plans and all rights of participants to acquire shares of common stock of Catellus under any Catellus stock incentive plan will be converted into rights to acquire shares of common stock of Catellus REIT in accordance with the terms of the plans.

•	Dividends. Catellus’ obligations with respect to any dividends or other distributions to the stockholders of Catellus that have been declared by Catellus but not paid prior to the completion of the merger will be assumed by Catellus REIT.

•	Listing of Catellus REIT Common Stock. We expect that the new Catellus REIT common stock will trade on the NYSE under our current symbol “CDX” following the completion of the merger.

Conditions to Completion of the Merger

Catellus has the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders. The respective obligations of Catellus, Catellus REIT and the Operating Partnership to complete the merger require the satisfaction or, where permitted, waiver, of the following conditions:

•	adoption of the merger agreement (a) by the requisite vote of the stockholders of Catellus and Catellus REIT and (b) by Catellus REIT, in its capacity as the general partner of the Operating Partnership;

•	determination by the board of directors of Catellus that the transactions constituting the REIT conversion which impact Catellus REIT’s status as a REIT for federal income tax purposes have occurred or are reasonably likely to occur;

•	receipt by Catellus from Goodwin Procter of an opinion to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code;

•	the amendment and restatement of the certificate of incorporation and bylaws of Catellus REIT to read in the forms set forth in the merger agreement and as attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus;

•	the amendment and restatement of the agreement of limited partnership of the Operating Partnership to read in the form set forth in the merger agreement and attached as Annex C to this proxy statement/prospectus;

•	the directors and officers of Catellus immediately before the merger will be the directors and officers, respectively, of Catellus REIT after the merger;

•	approval for listing on the New York Stock Exchange of Catellus REIT common stock, subject to official notice of issuance;

•	the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the SEC;

•	approval of the 2000 Plan Amendment by the stockholders of Catellus (see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for a description of the terms of the proposed amendment);

•	the determination by Catellus, in its sole discretion, that no legislation or proposed legislation with a reasonable possibility of being enacted would have the effect of substantially (a) impairing the ability of Catellus REIT to qualify as a REIT, (b) increasing the federal tax liabilities of Catellus REIT resulting from the REIT conversion, or (c) reducing the expected benefits to Catellus REIT resulting from the REIT conversion; and

•	receipt of all governmental and third party consents to the merger, except for consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Catellus REIT, the Operating Partnership and their subsidiaries taken as a whole.

Termination of the Merger Agreement

The merger agreement provides that it may be terminated and the merger abandoned at any time prior to its completion, before or after approval of the merger agreement by the stockholders of Catellus, by either:

•	the mutual written consent of the board of directors of Catellus and the board of directors of Catellus REIT, on behalf of Catellus REIT and the Operating Partnership, or

•	the board of directors of Catellus in its sole discretion.

We have no current intention of abandoning the merger subsequent to the annual meeting if stockholder approval is obtained and the other conditions to the merger are satisfied or waived. However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Interests of Directors and Executive Officers of Catellus Pursuant to the Merger

In considering the recommendation of the board of directors to vote for the adoption of the merger agreement, which will effect the REIT conversion, you should be aware that some of the directors and executive officers of Catellus have interests in the merger that are different from, and in addition to, the interests of other Catellus stockholders.

The board of directors considers the 2000 Plan Amendment as an integral component of the REIT conversion. The 2000 Plan Amendment allows us to implement the stock option exchange offer. Please see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for information as to the stock option exchange offer with respect to our directors and five most highly compensated executive officers.

The board of directors has decided to grant restricted shares of Catellus common stock (or restricted stock units) to three executive officers to assure that they will remain with us through the REIT conversion process and during our initial period of operation as a REIT. Mr. Beaudin, Mr. Hosler and Ms. Washington, if they continue to be employed by Catellus, will receive up to 54,289, 40,717 and 10,858 shares of restricted stock (or restricted stock units), respectively. The issuance of the shares will occur after the board of directors determines that the REIT conversion has been completed (currently anticipated to be in January 2004). The number of shares is subject to adjustment for the special E&P distribution in the event they are issued after the record date for the special E&P distribution. The shares will vest ratably over three years in order to act as a retention mechanism, with vesting accelerated if Catellus terminates their employment for any reason other than for cause or if they resign for “good reason.” See “Proposal 2—Employment Agreements” below.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law and various state governmental authorizations.

Absence of Dissenters’ Rights

Pursuant to Section 262(b)(1) of the Delaware General Corporation Law, the stockholders of Catellus will not be entitled to dissenter’s rights of appraisal as a result of the merger and the REIT conversion.

Accounting Treatment of the Merger

For accounting purposes, the merger and related transactions will be treated as a recapitalization of Catellus with Catellus as the acquirer (reverse acquisition). The accounting basis used to initially record the assets and liabilities in the Operating Partnership is the carryover basis of Catellus. Stockholder’s equity of the Operating Partnership will be that carried over from Catellus, after giving effect to the earnings and profits distributions required under Internal Revenue Code section 857 and the replacement awards as described in “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan.”

FORMATION OF AN UPREIT STRUCTURE

We plan to operate Catellus REIT as a traditional “umbrella partnership REIT” or “UPREIT,” which means that substantially all of Catellus REIT’s assets will be held by, and operations will be conducted through, the Operating Partnership. It is customary to use a limited partnership as the operating partnership and have the limited partnership interests of the operating partnership be represented by units, with each unit having the economic equivalent of one share of the REIT’s common stock. In order to utilize this structure without any future need to transfer or restructure the assets and business activities of Catellus, Catellus REIT recently formed a wholly owned subsidiary, Catellus REIT, LLC, as a single member Delaware limited liability company and Catellus REIT and Catellus REIT, LLC jointly formed the Operating Partnership as a Delaware limited partnership. Catellus REIT is the sole general partner of the Operating Partnership and Catellus REIT, LLC is the sole limited partner of the Operating Partnership. The formation of the Operating Partnership will enable Catellus REIT to operate together with the Operating Partnership in an UPREIT structure. An UPREIT structure may enable us to acquire additional properties on favorable terms. Specifically, under certain circumstances, limited partnership units of the Operating Partnership could be issued to acquire properties in transactions while deferring inherent tax gain for the sellers. Accordingly, the UPREIT structure may enable Catellus REIT to acquire properties in the future which otherwise might not be available for sale, because of the tax advantages to some sellers of receiving limited partnership units of the Operating Partnership as consideration.

OTHER RESTRUCTURING TRANSACTIONS;

FORMATION OF THE TAXABLE REIT SUBSIDIARIES

We will effect certain structural changes prior to, or substantially concurrent with, the proposed merger. These restructuring transactions are designed to ensure, following consummation of the merger, Catellus REIT’s eligibility to elect REIT status and to improve Catellus REIT’s tax efficiency. We have commenced the pre-merger restructuring transactions, and will continue to pursue these transactions unless the merger agreement, which will effect the REIT conversion, and the 2000 Plan Amendment, are not approved by the stockholders at the annual meeting.

The Internal Revenue Code imposes certain restrictions on the activities of REITs. Income derived from Catellus’ existing development for sale activities would be subject to a 100% confiscatory tax, if such activities were conducted by a REIT. Additionally, the tax rules limit a REIT’s ability to conduct third-party development for fee activities. However, a recently enacted tax law change permits a taxable REIT subsidiary owned by a REIT to conduct such restricted activities without incurring the 100% confiscatory tax or causing the REIT to lose its qualification as a REIT. However, income and gains of a taxable REIT subsidiary are subject to full corporate-level taxes. We currently intend to continue to conduct development for sale and third party development activities although we will de-emphasize these activities and sharpen our focus on industrial property management and development to hold for our own account. As a result, some of our subsidiaries will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Additionally, we will transfer and consolidate some of our assets related to development for sale and/or third-party development activities into newly formed subsidiaries that will also elect to be treated as a taxable REIT subsidiary following the REIT conversion. Although income and gains of a taxable REIT subsidiary will be taxed at the corporate level, the use of a taxable REIT subsidiary enables Catellus REIT to continue to hold interests in development for sale and third-party development activities without being subject to the 100% confiscatory tax or losing its REIT status.

DIVIDEND AND DISTRIBUTION POLICY

If the merger, which will effect the REIT conversion, is approved by stockholders, we expect to declare a regular quarterly dividend (whether or not the merger has occurred) in the third quarter of 2003, payable to holders of Catellus common stock or Catellus REIT common stock, as applicable, in an amount equal to $0.30 per existing share of Catellus common stock. The first payment is expected to be paid in October 2003 for the dividends declared in the third quarter. The actual amount of the dividends, however, will be as determined and declared by the board of directors and will depend on our financial condition, earnings, and other factors, many of which are beyond the control of Catellus REIT. In order to maintain its qualification as a REIT under the Internal Revenue Code, Catellus REIT is required to distribute (within a certain period after the end of each year) at least 90% of its REIT taxable income for such year (determined without regard to the dividends paid deduction and by excluding net capital gain). Catellus REIT anticipates that distributions will be paid during January, April, July and October of each year for the preceding quarter. Catellus REIT anticipates that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness); however, to the extent that cash available for distribution is insufficient to make such distributions, Catellus REIT intends to borrow funds in order to make distributions consistent with this policy.

THE SPECIAL E&P DISTRIBUTION

Catellus has operated as a taxable C corporation for federal tax purposes since its incorporation. As a C corporation, Catellus generates taxable income. To the extent Catellus’ taxable income (with certain adjustments) in any given year is not distributed to Catellus’ stockholders or otherwise reduced by losses, it becomes accumulated earnings and profits. After the merger, Catellus REIT will succeed to Catellus’ accumulated earnings and profits. Because a REIT is not permitted to retain earnings and profits accumulated during the years when the company or its predecessor was taxed as a C corporation, we will pay a one-time special dividend, the special E&P distribution, in order to distribute all of the C corporation earnings and profits accumulated by Catellus prior to the REIT conversion.

We estimate that the aggregate value of the special E&P distribution will be $300 million, consisting of approximately $200 million in Catellus REIT common stock and $100 million in cash. This estimated amount is dependent, in part, upon the results of Catellus’ operations in 2003, and may be adjusted by any amount that the board of directors may determine is appropriate to protect Catellus’ ability to qualify as a REIT. See “Risk Factors—Risks and Effects of the Merger and REIT Conversion.”

The special E&P distribution will be payable to stockholders in the form of a right to elect to receive cash, shares of Catellus REIT common stock, or a combination of both. We currently contemplate that the special E&P distribution will be declared in December 2003 and paid in January or February 2004. We expect to provide stockholders of record on the record date for the special E&P distribution approximately [20] days to decide whether to elect cash, shares of Catellus REIT common stock, or a combination of both, in payment of such special dividend.

We have filed a request for a private letter ruling with the Internal Revenue Service seeking guidance as to whether the amount of cash consideration used to pay the special E&P distribution can be limited for the purpose of distributing out accumulated earnings and profits to qualify Catellus REIT as a REIT. The receipt of a favorable ruling from the Internal Revenue Service cannot be assured. If we receive a favorable response to this ruling request, we will limit the maximum amount of cash distributed in connection with the special E&P distribution to $100 million. In that case, if the total amount of cash elected by our stockholders exceeds the maximum cash available in the special E&P distribution, then the available cash will be prorated among our stockholders making cash elections. We presently do not expect to limit the total amount of cash available for distribution if we do not receive a favorable response to the ruling request, and in that case, the amount of cash distributed in connection with the special dividend will depend solely upon the number of stockholders who elect to receive cash.

We expect that the election will be available on a per-share basis and that, once made, stockholders’ elections will be irrevocable. Stockholders entitled to the special E&P distribution who fail to make a timely election will receive shares of Catellus REIT common stock in payment of the special E&P distribution, subject to the ownership limit under Catellus REIT’s amended and restated certificate of incorporation. In any event, cash will be paid in lieu of fractional shares, and the special E&P distribution will be made in January or February 2004. To the extent that the special E&P distribution and the regular quarterly dividends are not sufficient to eliminate the estimated accumulated earnings and profits of Catellus and Catellus REIT, Catellus REIT will make one or more additional taxable distributions to its stockholders (in the form of cash or securities) prior to the last day of Catellus REIT’s first full taxable year as a REIT (currently expected to be December 31, 2004) in an amount intended to be sufficient to eliminate such earnings and profits.

OPINION OF FINANCIAL ADVISOR

Opinion of Morgan Stanley

Catellus retained Morgan Stanley to provide financial advisory services and a financial fairness opinion in connection with the merger and REIT conversion. The board of directors selected Morgan Stanley to act as Catellus’ financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of Catellus. At the meeting of the board of directors on February 28, 2003, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of February 28, 2003, and subject to and based on the considerations in its opinion, the “REIT Conversion” (as defined in Morgan Stanley’s opinion), if consummated, in the aggregate, is fair from a financial point of view to holders of Catellus common stock.

The full text of Morgan Stanley’s opinion, dated as of February 28, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley, is attached as Annex D to this proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of Catellus, addresses only the fairness from a financial point of view of the REIT Conversion, if consummated, in the aggregate, and does not address any other aspect of the REIT Conversion nor does it constitute a recommendation to any person as to how to vote with respect to the merger which will effect the REIT Conversion at the annual meeting. This summary should be read together with the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Catellus and certain of its subsidiaries;

•	reviewed certain internal financial statements and other financial and operating data concerning Catellus prepared by the management of Catellus;

•	analyzed certain internal financial forecasts prepared by the management of Catellus;

•	reviewed information relating to certain strategic financial and operational benefits anticipated from the REIT Conversion;

•	discussed the past and current operations and financial condition and the prospects of Catellus and certain of its subsidiaries, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, with senior executives of Catellus;

•	reviewed the pro forma impact of the REIT Conversion on Catellus’ earnings, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Catellus common stock;

•	discussed with management of Catellus the rationale for and anticipated benefits of implementing the REIT Conversion;

•	compared the financial performance of Catellus and the historical market prices and trading activity of Catellus’ common stock with that of certain other publicly-traded companies that Morgan Stanley deemed relevant or comparable with Catellus, both currently and pro forma (after giving effect to the REIT Conversion), and their securities;

•	reviewed and discussed with management of Catellus the proposed earnings and profits distribution and the proposed dividend policy of Catellus;

•	participated in discussions among representatives of Catellus and its financial, tax and legal advisors;

•	reviewed information provided by Catellus concerning certain tax attributes and tax matters relating to the REIT Conversion;

•	discussed with management of Catellus the proposed division of the assets of Catellus between the REIT and those of its subsidiaries that Catellus plans to elect to be taxable REIT subsidiaries;

•	reviewed the board of directors presentation dated December 10, 2002, the draft board of directors resolution for REIT Conversion dated February 18, 2003, the draft investor presentation dated February 25, 2003, the draft proxy statement dated December 20, 2002, and certain related documents;

•	reviewed such other corporate, industry and financial market information as Morgan Stanley deemed appropriate; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Catellus for the purposes of its financial fairness opinion. With respect to the internal financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Catellus. In addition, Morgan Stanley assumed that the REIT Conversion will be implemented as contemplated and described to it by the management of Catellus, and in the board of directors presentation reviewed by Morgan Stanley dated December 10, 2002, and as further disclosed in this proxy statement/prospectus, a draft of which was reviewed by Morgan Stanley dated December 20, 2002, and Catellus’ investor presentation, a draft of which was reviewed by Morgan Stanley dated February 25, 2003, under the circumstances and with the effects described to Morgan Stanley, and that all conditions precedent would be satisfied or waived. Morgan Stanley assumed that the REIT Conversion will take place in a manner that will permit Catellus to qualify as a REIT in accordance with Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “REIT Rules”) and that Catellus, after the REIT Conversion, will operate in accordance with the REIT Rules. Morgan Stanley also assumed that all material federal, state, local and other approvals and consents required in connection with the REIT Conversion will be obtained and that in connection with obtaining any necessary federal, state, local and other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which Catellus is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Catellus. Furthermore, Morgan Stanley is not an expert in accounting, legal or tax matters and made no representations nor did it opine upon the advice to be rendered by Catellus’ accountants, legal counsel or tax advisors with respect to the REIT Conversion.

Morgan Stanley was not furnished with any third-party independent valuations or appraisals of the assets or liabilities of Catellus. The opinion of Morgan Stanley is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, February 28, 2003. Morgan Stanley also assumed that upon consummation of the REIT Conversion, Catellus will qualify for treatment as a REIT under the REIT Rules no later than the full year beginning January 1, 2004.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Morgan Stanley employed a variety of approaches to estimate the value of Catellus under its current corporate structure, and pro forma for the proposed REIT Conversion. Additionally, Morgan Stanley estimated the incremental tax savings that would result from the proposed REIT structure.

Current Corporate Structure Valuations

Historical Share Price Performance.    Morgan Stanley reviewed the historical trading prices for the common stock of Catellus, including the twelve months ended February 26, 2003 and the period from October 1, 2002 (the first date of the month in which equity research analysts published reports discussing Catellus’ possible conversion to REIT status) through February 26, 2003. The table below presents share prices during these periods.

Metric	Period or Date	Catellus Share Price
Price on October 1, 2002	10/1/2002	$18.58
Price on February 26, 2003	2/26/2003	19.80
Last Twelve Month High	2/27/2002-2/26/2003	21.35
Last Twelve Month Low	2/27/2002-2/26/2003	16.35

Wall Street Analyst Price Targets and Net Asset Valuations.    Morgan Stanley reviewed the most recently published estimates by Wall Street equity research analysts. Price targets in these equity research analyst reports ranged from $19.50 to $24.00 per share. Net asset value estimates from these equity research analyst reports ranged from $19.45 to $22.26. The following table summarizes the estimates of net asset value and target prices for Catellus common stock from each of those reports, where available:

Firm	Date of Report	NAV Estimate	Price Target
Lehman Brothers	1/16/2003	$20.00	$20.00
Salomon Smith Barney	1/8/2003	NA	22.00
RBC Capital Markets	11/6/2002	20.53	21.00
Morgan Stanley	11/1/2002	NA	23.50
Merrill Lynch	10/31/2002	22.26	21.50
Wachovia Securities	10/31/2002	NA	24.00
Green Street Advisors	10/3/2002	19.45	19.50
Mean		20.56	21.64
Median		20.27	21.50

Net Asset Valuation Analysis.    Using Catellus management’s projections of net operating income on a property by property basis for the year 2002 and asset and liability balances as of December 31, 2002, Morgan Stanley calculated the net asset value per share for Catellus under its current corporate structure. Morgan Stanley applied a range of capitalization rates of 7.75% to 9.50% to estimated 2003 net operating income for the income-producing properties, which assumed 2% growth from Catellus management’s 2002 projections. The analysis assumed no additional net operating income from future acquisitions. Additionally, Morgan Stanley valued Catellus’ Construction in Progress at 100.0% of its December 31, 2002 book values. Catellus’ operating joint ventures were valued either by applying capitalization rates of 8.00% to 9.00% or EBITDA multiples of 7.5x to 8.5x to projected 2003 net operating income and EBITDA, respectively. Other miscellaneous assets were generally valued using discounted cash flow analyses based on discount rates of 13.0% to 15.0% for the Gap building at Mission Bay, 8.0% to 9.0% for ground leases, and 9.0% to 10.0% for the Cisco Systems purchase option at Pacific Commons as well as for interim income at Los Angeles Union Station and Mission Bay. Morgan Stanley calculated the value for the land portfolio by deriving asset by asset cash flows assuming absorption rates, costs to complete, and sales proceeds over time and then using the discounted cash flow method by applying discount rates of 18.0% to 25.0% for Pacific Commons and of 15.0% to 25.0% for other commercial and residential land (including Mission Bay, Los Angeles Union Station, and Santa Fe Depot). The ANT assets, which include various easements and land parcels, were valued based upon Catellus’ management estimates. Other miscellaneous land parcels were valued at 100% of book value. The total resulting real estate value ranged from $3.2 to $3.7 billion.

Catellus’ cash balance as of December 31, 2002 was added to the gross real estate value along with an adjustment for net other liabilities. The resulting gross asset value of $3.6 to $4.0 billion was reduced by outstanding debt as of December 31, 2002 and a present value estimate of Catellus’ deferred tax liability to arrive at an equity net asset value. The equity net asset value per share was calculated by dividing the equity net asset value by the number of shares of Catellus common stock on a fully diluted basis. This analysis indicated a net asset value range of between $21.65 and $26.24 per existing share of Catellus common stock.

Valuation Pro Forma for REIT Conversion

Net Asset Valuation Analysis.    After giving effect to the proposed REIT Conversion, Morgan Stanley increased the net asset valuation estimated under the current corporate structure by the estimated reduction to the present value of Catellus’ deferred tax liability as a result of the proposed REIT structure. Additionally, the diluted share count was reduced to account for the exchange of approximately 3.6 million unvested options for approximately 1.6 million unvested, restricted shares at the completion of the proposed REIT Conversion. This analysis indicated positive adjustments to the net asset value per share of between $1.08 and $1.10, for a total range of between $22.75 and $27.32 per share.

Dividend Discount Model.    Morgan Stanley performed a discounted cash flow analysis, calculated as of December 31, 2003, of the cash flows to equity holders of Catellus for the period from 2004 to 2008 after giving effect to the proposed REIT Conversion. Funds from operations and dividends per pro forma share for 2004 to 2006 were based upon estimates provided by Catellus management from preliminary projections developed to help determine dividend policies after the REIT Conversion. 2007 and 2008 funds from operations and dividends per pro forma share were arrived at by applying growth rates of 9.4% and 4.0%, respectively. Morgan Stanley employed terminal forward 12-month funds from operations multiples to projected 2008 funds from operations per share ranging from 9.0x to 11.0x. To the terminal multiple of funds from operations, Morgan Stanley added an estimate of the value of the remaining land assets as of December 31, 2008 of $3.03 per pro forma share based upon 90% of then net book value. The annual equity cash flows per pro forma share were then converted into cash flows per existing share. Morgan Stanley then employed discount rates reflecting an equity cost of capital ranging from 13.0% to 15.0% to determine a present value per existing share. Finally, the value of the proposed 2003 dividend distributions and the cash earnings and profits distribution were added to obtain an equity valuation per existing share. Based upon the projections of cash flows to equity for the years 2004 through 2008, the range of present values per share of Catellus common stock was as follows:

	Terminal Forward 12-Month Funds From Operations Multiples
Discount Rates	9.0x	9.5x	10.0x	10.5x	11.0x
13.0%	$19.84	$20.48	$21.12	$21.76	$22.40
13.5%	19.50	20.12	20.75	21.38	22.01
14.0%	19.16	19.78	20.39	21.01	21.62
14.5%	18.84	19.44	20.04	20.64	21.24
15.0%	18.53	19.11	19.70	20.29	20.88

Sum-of-the-Parts Valuation.    Morgan Stanley also employed a sum-of-the-parts valuation analysis to determine the value per share of Catellus common stock. Morgan Stanley valued the non-land assets and the land holdings separately and then made adjustments for the earnings and profits distribution and proposed cash dividend distributions in 2003. To value the non-land assets, Morgan Stanley determined, based upon estimates provided by Catellus management, the estimated 2004 funds from operations for the non-land assets, to be $1.34 per pro forma share. Morgan Stanley arrived at a range of comparable company multiples from the following companies, whose property portfolios share similar characteristics with Catellus’ non-land assets. These companies included:

•	AMB Property Corporation;

•	CenterPoint Properties Trust;

•	Duke Realty Corporation;

•	First Industrial Realty Trust, Inc.; and

•	ProLogis.

Morgan Stanley arrived at its range of comparable company multiples by dividing the share prices (using closing share prices as of February 26, 2003) by consensus forward twelve months funds from operations per share estimates from First Call. Morgan Stanley’s calculations resulted in a selected range of price/forward twelve months funds from operations multiples from 9.0x to 11.0x with a midpoint of 10.0x. These multiples were applied to Catellus management projections to determine an implied trading value of the non-land assets per pro forma share of Catellus common stock. To determine an implied trading value for Catellus pro forma for the REIT Conversion, Morgan Stanley added to the range of implied pro forma trading values for the non-land assets the estimated land asset value as of December 31, 2003. The estimate of land asset value as of December 31, 2003, based on 90% of estimated December 31, 2003 book value, was determined to be $427.4 million, or $4.23 per pro forma share. Morgan Stanley thereby determined an implied trading value per pro forma share of Catellus common stock of $16.27 to $18.95. To determine an implied trading value per existing share of Catellus common stock, Morgan Stanley estimated, based upon the proposed $200 million stock distribution of accumulated earnings and profits and an assumed trading price of $19.84 per existing share, that 11.3 million new shares would be issued implying 1.127 pro forma shares per existing share of Catellus common stock. Morgan Stanley thereby determined an implied trading value per existing share of Catellus of $18.33 to $21.35. To arrive at a total value per existing share of Catellus common stock, before the planned earnings and profits and other distributions, Morgan Stanley added the value of the proposed cash earnings and profits distribution and 2003 dividend distributions. The results of each of the steps described above are summarized in the following table:

	Low Case	Middle Case	High Case
Estimated 2004 Funds from Operations for Non-Land Assets per Pro Forma Share	$1.34	$1.34	$1.34
Multiple to Forward Twelve Months Funds from Operations	9.0x	10.0x	11.0x
Implied Trading Value of Non-Land Assets per Pro Forma Share as of 1/1/04	$12.05	$13.39	$14.72
Estimated Land Asset Value as of 12/31/03 (90% of Book Value)	$4.23	$4.23	$4.23
Implied Trading Value of Catellus Common Stock per Pro Forma Share as of 1/1/04	$16.27	$17.61	$18.95
Ratio of Pro Forma Shares to Existing Shares	1.127x	1.127x	1.127x
Implied Trading Value of Catellus Common Stock per Existing Share as of 1/1/04	$18.33	$19.84	$21.35
Estimated Earnings and Profits Cash Distribution per Existing Share	$1.14	$1.14	$1.14
Estimated 2003 Dividend Distributions per Existing Share	$0.57	$0.57	$0.57
Total Value of Catellus Common Stock per Existing Share, Before Planned Distributions	$20.04	$21.55	$23.06

Premiums Observed in Precedent REIT Conversions Analysis.    Morgan Stanley used publicly available information from several precedent transactions and analyzed the trading impacts (relative to a related market index) observed at both the announcement and conclusion of these transactions.

Morgan Stanley selected the following REIT Conversion transactions:

•	Capital Trust, Inc.;

•	Getty Realty Corp.;

•	Host Marriott Corporation;

•	Rouse Company;

•	Station Casinos, Inc.;

•	Lexford Residential Trust; and

•	Vornado Realty Trust.

The table below provides, for the precedent transactions, the selected high and low premiums to the current price (closing stock price immediately before the announcement of the transaction) relative to the selected market index both on the announcement date and through the date of REIT Conversion:

	Relative Return
	Announcement Date	Through Conversion
Low	5.2%	17.6%
High	11.5%	26.2%

Based upon Catellus’ common stock closing price on February 26, 2003 of $19.80 per share and a three-month volume-weighted average trading price of $19.21, these premiums implied a valuation range as follows:

	Implied Share Price Based Upon Relative Return Precedents
	Based on Current Price		Based on 3-month Average Price
	Announcement Date	Through Conversion	Announcement Date	Through Conversion
Low	$20.83	$23.28	$20.21	$22.60
High	$22.08	$24.99	$21.42	$24.25

Incremental Valuation of Income Tax Savings

Based on estimates of pre-tax earnings from 2004 to 2008 both under the existing corporate structure as well as under the proposed REIT structure (including estimates for the taxable REIT subsidiaries), Morgan Stanley estimated the cash corporate income taxes that would be due over the same period under both corporate structures. The estimates were based on preliminary projections of pre-tax earnings for 2004 to 2006 provided by Catellus management that were developed to help determine dividend policies after the REIT Conversion. Morgan Stanley estimated the pre-tax earnings for 2007 and 2008 would grow 5% annually. A corporate income tax rate of 40% was assumed. A terminal value of taxes payable after 2008 was determined by assuming that future taxes would grow at 3% annually. Additionally, based upon the assumption of a 100% payout ratio of after-tax earnings under both the existing and REIT corporate structures, Morgan Stanley estimated the annual income taxes that would be due at the investor level assuming a blended average investor income tax rate. After applying a range of discount rates (between 13% and 17%) to both the estimated corporate and investor-level taxes and a range of blended average investor income tax rates (between 0% and 40%), the net sum of the present value of both corporate and total (corporate and investor-level) income taxes was determined. The positive difference in the net results under the proposed REIT structure versus the current corporate structure were quantified as follows:

Corporate Income Tax Savings Per Existing Share
	Discount Rate
	13.0%	14.0%	15.0%	16.0%	17.0%
	$3.62	$3.30	$3.02	$2.79	$2.60

Total Income Tax Savings Per Existing Share
	Discount Rate
Investor Tax Rate	13.0%	14.0%	15.0%	16.0%	17.0%
0.0%	$3.62	$3.30	$3.02	$2.79	$2.60
10.0%	3.15	2.87	2.63	2.43	2.26
20.0%	2.68	2.44	2.24	2.07	1.92
30.0%	2.20	2.00	1.84	1.70	1.58
40.0%	1.73	1.57	1.45	1.34	1.25

In connection with the review of the proposed REIT Conversion by Catellus’ board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Catellus.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Catellus. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view of the REIT Conversion, if consummated, in the aggregate, and were conducted in connection with the delivery by Morgan Stanley of its opinion dated February 28, 2003 to the board of directors of Catellus. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Catellus might actually trade following the consummation of the merger and REIT Conversion, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of Catellus should vote at the stockholders’ meetings held in connection with the merger and REIT Conversion.

Morgan Stanley’s opinion was one of the many factors taken into consideration by the Catellus board of directors in making its determination to approve the REIT Conversion. Morgan Stanley’s analyses summarized above should not be viewed as determinative of the opinion of the Catellus board of directors with respect to the value of Catellus. Furthermore, Morgan Stanley’s opinion does not address the relative merits of the underlying decision by Catellus to implement the REIT Conversion compared to other business strategies being considered by, or available to, Catellus’ board of directors, nor does it address the board’s decision to proceed with the adoption of the REIT Conversion.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Catellus and have received customary fees for the rendering of these services. Furthermore, Morgan Stanley may in the future provide financial advisory and financing services to Catellus, for which it expects to receive customary fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities of or indebtedness of Catellus for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

Pursuant to an engagement letter dated August 26, 2002, as modified on February 19, 2003, Catellus has agreed to pay Morgan Stanley a $             opinion fee that was paid February 28, 2003, and a $             transaction fee, contingent upon Catellus’ election to be taxed as a REIT, $             of which was paid upon the announcement of the REIT Conversion with the remaining portion payable in installments through November 2003. Catellus has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

BUSINESS AND PROPERTIES

General

Catellus REIT, a wholly owned subsidiary of Catellus, was organized in Delaware on March 28, 2003 to succeed to and continue the business of Catellus upon consummation of the REIT conversion and merger of Catellus with and into the Operating Partnership. After the merger and the completion of the other restructuring transactions comprising the REIT conversion, Catellus REIT will operate as an UPREIT with wholly owned taxable REIT subsidiaries that will continue the development, ownership, and management of predominantly industrial real estate currently conducted by Catellus. Our rental properties provide us with a relatively consistent source of earnings. Our development activities provide cash flow through the sales of land or the conversion of our developable land to property that is either added to our rental portfolio or sold to tenants, developers, investors, or others. We invest in new land to ensure our potential for growth.

Catellus was formed to conduct the non-railroad real estate activities of the Santa Fe Pacific Corporation and was spun off to stockholders effective in 1990. Our railroad heritage has given us a diverse base of developable properties located near transportation corridors in major western United States markets. This land has proven suitable for the development of a variety of product types, including industrial, retail, office, and residential. Over time, we have expanded our business by acquiring land suitable for primarily industrial development in many of the same suburban locations where we have an established presence.

We currently have four primary groups:

•	Asset Management, which provides management and leasing services for our rental portfolio;

•	Suburban Commercial, which acquires and develops suburban commercial business parks for our own rental portfolio and sells land and/or buildings;

•	Suburban Residential, which develops suburban residential communities and sells lots to homebuilders; and

•	Urban, which focuses on developing three large urban mixed-use projects for our own rental portfolio or for sale to third parties.

Our objective is to enhance stockholder value by implementing a focused business strategy that will provide stable cash flow and growth opportunities by:

•	increasing our focus on lower-risk, higher-return industrial property development and management;

•	emphasizing the strength and stability of cash flows generated from our newly developed industrial rental portfolio with the long term goal of increasing the percentage of revenues from industrial rents and de-emphasizing development sales and non-industrial rentals;

•	acquiring and developing industrial properties by utilizing our proven development skills;

•	reinvesting capital from our existing urban and residential properties into the industrial business, in part by accelerating suburban residential sales in our Suburban Residential Development group to take advantage of current market conditions in the residential real estate market; and

•	leveraging our skills in land development outside the industrial business by seeking opportunistic land development.

Our industrial rental portfolio is geographically diverse and located in major transportation corridors and distribution centers such as Southern California, Chicago and Dallas. Over 60% of the portfolio has been built since 1995. The properties are leased to diverse, high quality tenants through long-term leases with staggered expirations. Approximately 88% of the portfolio is classified as “bulk warehouse.”

In anticipation of the REIT conversion, we will take steps during 2003 to better position our businesses for operation as a REIT. This will include looking for ways to operate more efficiently, consistent with a focus of new development on industrial product. We plan to continue our Urban Group mixed-use projects that are underway, but do not plan to seek new ones. Since the Urban Group will no longer be pursuing new activities, and given the considerable progress made on existing projects, it is also anticipated that the scope of activities will be reduced, resulting in a reduction in work force over 2003 and 2004. It is anticipated that Doug Gardner, President, and Mark Schuh, Executive Vice President, both of the Urban Group, will continue to lead their group during the transition for the balance of 2003, after which they will leave Catellus. The Urban Group currently reports to the Chief Executive Officer of Catellus and this reporting relationship will continue.

The Urban Group projects will be operated in a taxable REIT subsidiary and we expect to recycle surplus capital from the Urban Group projects through continuing development with greater emphasis on third party parcel sales, land leases, and joint ventures. During 2003, the Suburban Residential Group projects will be positioned for sale and any remaining assets will be operated in a taxable REIT subsidiary.

Unless the context otherwise suggests, the following discussion assumes the merger and the restructuring transactions comprising the REIT conversion have occurred.

Property Portfolio

Rental Portfolio

Our income-producing portfolio is comprised of commercial rental property, ground leases and other properties, and interests in several joint ventures. As of December 31, 2002, we owned 37 million square feet of commercial rental property of which 89.1% was industrial, 8.6% was office, and 2.3% was retail. Since the end of 1995, our portfolio has expanded by more than 22.9 million square feet (163%), primarily through our development activities. As of December 31, 2002, approximately 35% of the rental property, by square footage, was located in Southern California, 19% in Northern California, 18% in Illinois, 11% in Texas, 7% in Colorado, 3% in Arizona, and 3% in Ohio, with the remaining 4% located in five other states. As of December 31, 2002, we also owned approximately 8,000 acres of land subject to ground leases, approximately 755,000 square feet of other rent generating properties that are located at our urban development projects, the majority of which is projected to be converted to future redevelopment opportunities, and joint ventures interests in two hotels and two office buildings.

The following table provides information on our income-producing portfolio:

	Number of Buildings			Square Feet Owned			Net Book Value
	December 31,			December 31,			December 31,
	2002	2001	2000	2002	2001	2000	2002	2001	2000
				(In thousands)			(In thousands)
Rental Portfolio
Industrial	196	187	198	32,944	27,594	26,251	$1,134,890	$943,340	$874,168
Office	32	27	24	3,164	2,442	1,625	409,339	297,707	205,179
Retail	22	19	21	868	864	880	100,882	96,263	94,085
Ground leases and other properties		—	—	—	—	—	139,886	138,708	79,950
Operating joint ventures ventures		—	—	—	—	—	(10,920)	(13,026)	(16,092)

Subtotal	250	233	243	36,976	30,900	28,756	1,774,077	1,462,992	1,237,290

Accumulated depreciation							(366,772)	(325,130)	(287,039)

Total							$1,407,305	$1,137,862	$950,251

Developable Land Inventory

We have developable land capable of supporting up to an estimated 38.1 million square feet of commercial development and approximately 9,300 units of residential development as of December 31, 2002. Substantially all of our commercial and residential developable land is entitled. Approximately 67% of the total commercial development potential by square footage is located in California: San Francisco, Silicon Valley, San Francisco’s East Bay area, Los Angeles County, Orange County, the Inland Empire (San Bernardino and Riverside counties), and the City of San Diego; approximately 14% in Texas; approximately 11% in Illinois; with the remaining 8% located in four other states. In terms of residential lots, approximately 59% of the residential land for potential development is located in Northern California, 18% is in Southern California, and 23% is in Colorado.

The following table summarizes the estimated development potential of our land inventory as of December 31, 2002:

	Commercial	Residential	Hotel
	(Square feet)	(Lots or units)	(Rooms)
Commercial	25,907,000	—	—
Residential	—	5,789	—
Urban	12,226,000	3,548	500

Total	38,133,000	9,337	500

Entitled	36,806,800	9,223	500
Entitlements/approvals in progress	1,327,000	114	—

The following table shows the net book value of our developable land inventory for the years presented:

	Net Book Value
	December 31,
	2002	2001	2000

	(In thousands)
Commercial	$171,924	$188,527	$174,329
Residential	52,850	52,108	64,479
Residential Joint Ventures	37,919	74,721	46,245
Urban	279,495	258,504	366,136

Subtotal	542,187	573,860	651,189
Accumulated depreciation	(10,699)	(9,888)	(15,819)

Total	$531,488	$563,972	$635,370

Asset Management Group

The Asset Management Group manages our rental portfolio of industrial, office, retail, ground lease properties, and operating joint ventures. The group provides the following services: (1) leasing and management services; (2) acquisition of properties for, and sale of certain rental properties from, our portfolio; and (3) management and disposition services for our other land holdings. The Asset Management Group provided ground lease management services for a third party before the contract expired in 2000.

Rental Portfolio

The following table summarizes our rental portfolio property operating income by property type for the years presented:

	Property Operating Income(1) Year Ended December 31,
	2002	2001	2000
	(In thousands)
Rental Portfolio
Industrial	$125,744	$111,409	$98,831
Office	31,650	24,362	20,228
Retail	10,725	9,778	10,511
Ground leases	21,271	20,237	14,724
Other properties	6,488	6,432	7,196
Equity in earnings of operating joint ventures	8,277	8,833	9,809

Subtotal	204,155	181,051	161,299
Less: Discontinued operations	(486)	(1,816)	(2,267)

Total property operating income	$203,669	$179,235	$159,032

(1)	Property operating income is rental revenue less property operating costs plus equity in earnings of operating joint ventures.

Building Portfolio

The following table summarizes our building portfolio, by year built, as of December 31, 2002:

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
	Industrial Property:
1	Minooka	IL	1,034,200	2002	Kellogg’s USA, Inc.	1,034,200	—	100%
2	Ontario	CA	830,000	2002	Exel, Inc.	830,000	—	100%
3	Manteca	CA	608,860	2002	Ford Motor Company	608,860	—	100%
4	Ontario	CA	607,320	2002	Specialty Merchandise Corporation	607,320	—	100%
5	Rancho Cucamonga	CA	449,370	2002	Ford Motor Company	449,370	—	100%
6	Romeoville	IL	421,361	2002	APL Logistics Warehouse Mgmt. Svcs., Inc	421,361	—	100%
7	Grand Prairie	TX	398,364	2002	Lagasse Bros., Inc.	105,918	292,446	27%
8	Shepherdsville	KY	382,800	2002	APL Logistics Warehouse Mgmt. Svcs., Inc	193,800	189,000	51%
9	Denver	CO	314,978	2002	Ford Motor Company	200,689	114,289	64%
10	Ft Worth	TX	252,000	2002	Ford Motor Company	252,000	—	100%
11	Denver	CO	144,511	2002	Keebler Company	81,487	63,024	56%
12	Fremont	CA	105,700	2002	Tranax Technologies, Inc.	41,232	4,468	39%
13	Denver	CO	89,739	2002	Colorado Health Systems, Inc.	58,050	31,689	65%
14	Denver	CO	360,118	2001	Aspen Pet Products, Inc.	360,118	—	100%
15	Denver	CO	350,969	2001	United Stationers Supply Co.	350,969	—	100%
16	Woodridge	IL	167,529	2001	Metro Exhibit Corporation	167,529	—	100%
17	Denver	CO	161,511	2001	Loving-Kayman, LLC	161,511	—	100%
18	Rancho Cucamonga	CA	120,620	2001	Scripto-Tokai Corporation	120,620	—	100%
19	Fremont	CA	100,528	2001	Vacant	—	100,528	0%
20	Fremont	CA	65,332	2001	Vacant	—	65,332	0%
21	Woodridge	IL	513,674	2000	Prairie Packaging, Inc.	513,674	—	100%
22	Ontario	CA	504,530	2000	New Balance Athletic Shoe, Inc.	504,530	—	100%
23	Grand Prairie	TX	450,864	2000	Quaker Sales & Distribution, Inc.	450,864	—	100%
24	Rancho Cucamonga	CA	443,190	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	443,190	—	100%
25	Rancho Cucamonga	CA	441,970	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	441,970	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
26	Grand Prairie	TX	422,622	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	422,622	—	100%
27	Ontario	CA	373,283	2000	The Hain Food Group	373,283	—	100%
28	Woodridge	IL	367,999	2000	Central American Distribution & Transport	367,999	—	100%
29	Ontario	CA	359,996	2000	The Gillette Company	359,996	—	100%
30	Woodridge	IL	263,007	2000	Corporate Express Office Products, Inc.	211,949	51,058	81%
31	Oakland	CA	147,500	2000	United States Postal Service	147,500	—	100%
32	Rancho Cucamonga	CA	56,490	2000	Carpenter Technology Corporation	56,490	—	100%
33	Romeoville	IL	532,560	1999	The Gillette Co.	532,560	—	100%
34	Grand Prairie	TX	423,700	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	423,700	—	100%
35	Romeoville	IL	402,266	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	402,266	—	100%
36	Woodridge	IL	396,489	1999	Central American Warehouse Co.	396,489	—	100%
37	Woodridge	IL	351,799	1999	United States Intermodal Services, LLC	351,799	—	100%
38	Grand Prairie	TX	343,200	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	343,200	—	100%
39	Fremont	CA	187,168	1999	Peripheral Computer Support	187,168	—	100%
40	Portland	OR	180,000	1999	Spicers, Inc.	180,000	—	100%
41	Louisville	KY	166,600	1999	Clark Material Handling Company	166,600	—	100%
42	Woodridge	IL	165,173	1999	Samuel Manu-Tech, Inc.	165,173	—	100%
43	Portland	OR	165,000	1999	Synetics Solutions, Inc.	165,000	—	100%
44	Denver	CO	156,139	1999	Marriott Distribution Services	156,139	—	100%
45	Woodridge	IL	114,591	1999	Packaging Consultants, Inc.	114,591	—	100%
46	Portland	OR	103,500	1999	Kinco International, Inc.	103,500	—	100%
47	Richmond	CA	88,845	1999	Kaiser Foundation Health Plan, Inc.	88,845	—	100%
48	Fremont	CA	60,000	1999	Fiberstars, Inc.	60,000	—	100%
49	Fremont	CA	53,395	1999	Sonic Manufacturing Technologies, Inc.	53,395	—	100%
50	Richmond	CA	42,500	1999	Kaiser Foundation Health Plan, Inc.	42,500	—	100%
51	Ontario	CA	526,408	1998	Sweetheart Holdings, Inc.	526,408	—	100%
52	Stockton	CA	500,199	1998	Kellogg’s USA Inc.	500,199	—	100%
53	Denver	CO	325,999	1998	Quantum Logistics, Inc.	325,999	—	100%
54	Woodridge	IL	240,280	1998	APL Logistics Warehouse Mgmt. Svcs., Inc	240,280	—	100%
55	Industry	CA	183,855	1998	Liberty Glove, Inc.	183,855	—	100%
56	Oakland	CA	176,826	1998	Public Storage Pick-Up & Delivery, Inc.	176,826	—	100%
57	Woodridge	IL	158,871	1998	Rock-Tenn Converting Company	124,742	34,129	79%
58	Industry	CA	140,380	1998	Graybar Electric Company, Inc.	140,380	—	100%
59	Industry	CA	138,124	1998	Unipac Shipping Co./Continental Agency	138,124	—	100%
60	Denver	CO	129,442	1998	Callisto Corporation	129,442	—	100%
61	Industry	CA	109,448	1998	Playhut, Inc.	109,448	—	100%
62	Fremont	CA	102,626	1998	Mouse Systems	102,626	—	100%
63	Fremont	CA	476,177	1997	Office Depot, Inc.	476,177	—	100%
64	Aberdeen	MD	470,707	1997	Saks & Company	470,707	—	100%
65	Industry	CA	298,050	1997	Viewsonic Corporation	298,050	—	100%
66	Union City	CA	234,588	1997	Spicers Paper, Inc.	234,588	—	100%
67	Garland	TX	227,023	1997	Interceramic, Inc.	227,023	—	100%
68	Garland	TX	226,906	1997	Ascendant Solutions	226,906	—	100%
69	Ontario	CA	180,608	1997	Tyco Healthcare Group, LLP	180,608	—	100%
70	Fremont	CA	174,460	1997	Galgon Industries, Inc.	126,400	48,060	72%
71	Anaheim	CA	130,466	1997	Anixter Inc.	130,466	—	100%
72	Fremont	CA	127,452	1997	Victron, Inc.	127,452	—	100%
73	Ontario	CA	37,000	1997	Los Angeles Times Communications, LLC	37,000	—	100%
74	Industry	CA	230,992	1996	Owens & Minor West, Inc.	230,992	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
75	Ontario	CA	201,454	1996	McLane Company, Inc.	201,454	—	100%
76	Fremont	CA	158,400	1996	Home Depot USA, Inc.	158,400	—	100%
77	Oklahoma City	OK	124,905	1996	Pollock Investments Inc.	60,000	64,905	48%
78	Fremont	CA	114,948	1996	Menlo Logistics, Inc.	114,948	—	100%
79	Fremont	CA	94,080	1996	Galgon Industries, Inc.	58,368	35,712	62%
80	Vernon	CA	41,712	1996	Lucky Brand Dungarees, Inc.	41,712	—	100%
81	Vernon	CA	27,798	1996	Vacant	—	27,798	0%
82	Ontario	CA	300,136	1995	Dunlop Tire Corp.	300,136	—	100%
83	Santa Fe Springs	CA	100,000	1995	Spicers Paper, Inc.	100,000	—	100%

	Subtotal 1995-2002		21,954,180		(83 buildings)	20,771,742	1,182,438	95%

1	Grove City	OH	300,211	1994	Vista Packaging, Inc.	300,211	—	100%
2	Garland	TX	262,000	1994	Interceramic, Inc	262,000	—	100%
3	Fullerton	CA	100,000	1994	Adams Rite Aerospace, Inc.	100,000	—	100%
4	Anaheim	CA	17,575	1994	Los Angeles Times Communications LLC	17,575	—	100%
5	Grove City	OH	360,412	1993	McKesson Medical-Surgical Minnesota Inc.	331,052	29,360	92%
6	Grove City	OH	305,268	1993	McGraw Hill	305,268	—	100%
7	Woodridge	IL	261,400	1993	Dollar Tree Stores, Inc.	261,400	—	100%
8	Ontario	CA	149,406	1992	THMX Holdings, LLC	149,406	—	100%
9	Livermore	CA	148,440	1992	Owens & Minor West	148,440	—	100%
10	Woodridge	IL	148,416	1992	Multifoods Distribution Group, Inc.	148,416	—	100%
11	Anaheim	CA	130,595	1992	Micro Technology, Inc.	130,595	—	100%
12	Anaheim	CA	79,846	1992	Partition Installations, Inc.	79,846	—	100%
13	Vernon	CA	47,000	1992	John S. Dull & Associates, Inc.	47,000	—	100%
14	Anaheim	CA	36,800	1992	SCP Superior Acquisition Company, LLC.	36,800	—	100%
15	Anaheim	CA	26,200	1992	S-B Power Tool Company	26,200	—	100%
16	Industry	CA	449,049	1991	Circuit City Stores, Inc.	449,049	—	100%
17	Woodridge	IL	265,057	1991	Sportmart, Inc.	265,057	—	100%
18	Woodridge	IL	116,544	1991	Argo Turboserve Corporation	116,544	—	100%
19	Union City	CA	105,408	1991	Anixter Bros, Inc.	46,848	58,560	44%
20	Vernon	CA	49,250	1991	Brambles Info. Mgmt., Inc.	49,250	—	100%
21	Santa Fe Springs	CA	42,890	1991	Highlight Graphics	35,990	6,900	84%
22	Santa Fe Springs	CA	37,268	1991	Hotchkis Performance	37,268	—	100%
23	Santa Fe Springs	CA	31,638	1991	Polestar, Inc.	31,638	—	100%
24	Vernon	CA	30,840	1991	Monami Textile, Inc.	30,840	—	100%
25	Vernon	CA	30,840	1991	Alto Products	30,840	—	100%
26	Santa Fe Springs	CA	11,929	1991	Marinco Electric Inc.	7,994	3,935	67%
27	Santa Fe Springs	CA	11,045	1991	Dover Resources Inc	9,750	1,295	88%
28	Ontario	CA	412,944	1990	Cott Beverages USA, Inc.	412,944	—	100%
29	Santa Fe Springs	CA	237,814	1990	La Salle Paper Company, Inc.	237,814	—	100%
30	Garland	TX	200,000	1990	Sears Logistics Services, Inc.	200,000	—	100%
31	Tempe	AZ	165,646	1990	Vacant	—	165,646	0%
32	Ontario	CA	141,150	1990	H. Tedmori, Inc.	141,150	—	100%
33	Livermore	CA	131,128	1990	Nature Kist	131,128	—	100%
34	Union City	CA	116,993	1990	Tyco Printed Circuit Group LLP	116,993	—	100%
35	Vernon	CA	48,187	1990	Mister S	48,187	—	100%
36	Vernon	CA	26,923	1990	Barth and Dreyfuss Of California	26,923	—	100%
37	Vernon	CA	26,653	1990	Maruhana U.S.A., Corp.	26,653	—	100%

	Subtotal 1990-1994		5,062,765		(37 buildings)	4,797,069	265,696	95%

1	Stockton	CA	435,609	1989	Ralphs Grocery Co.	435,609	—	100%
2	Ontario	CA	405,864	1989	Exel Inc.	405,864	—	100%
3	Anaheim	CA	39,285	1989	V & M Restoration	39,285	—	100%
4	Anaheim	CA	28,185	1989	Shaxon Industries	28,185	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
5	Santa Ana	CA	24,968	1989	Severn Trent Laboratories, Inc.	24,968	—	100%
6	Anaheim	CA	24,955	1989	Specification Seals Co.	24,955	—	100%
7	Anaheim	CA	20,705	1989	Automation Products	20,705	—	100%
8	Phoenix	AZ	206,263	1988	Freeport Logistics Inc.	206,263	—	100%
9	Vernon	CA	137,307	1988	Pepboys Of California	137,307	—	100%
10	Tempe	AZ	133,291	1988	Eagle Global Logistics	133,291	—	100%
11	Carson	CA	133,240	1988	F.R.T. International, Inc.	133,240	—	100%
12	Carson	CA	118,545	1988	Expeditors International	118,545	—	100%
13	Union City	CA	115,200	1988	California Equipment Distributors, Inc.	115,200	—	100%
14	Livermore	CA	92,022	1988	Trans Western Polymers, Inc.	92,022	—	100%
15	Vernon	CA	85,349	1988	Rayem Investments, Inc.	85,205	144	100%
16	Union City	CA	82,944	1988	Orthopedic Systems, Inc.	82,944	—	100%
17	Union City	CA	77,760	1988	National Retail Transportation, Inc.	77,760	—	100%
18	Livermore	CA	76,800	1988	Trans Western Polymers, Inc.	76,800	—	100%
19	Tustin	CA	69,763	1988	Terumo Medical Corporation	69,763	—	100%
20	Tustin	CA	59,505	1988	GE Medical Systems Info Technologies, Inc	59,505	—	100%
21	Orange	CA	54,177	1988	Freedom Communications Inc.	54,177	—	100%
22	Santa Ana	CA	36,225	1988	Applied Industrial Technology, Inc.	36,225	—	100%
23	Los Angeles	CA	31,311	1988	Tanimura Distributing	31,311	—	100%
24	Rancho Cucamonga	CA	419,064	1987	Weingart Foundation	419,064	—	100%
25	Stockton	CA	314,392	1987	Ralphs Grocery Co.	314,392	—	100%
26	Phoenix	AZ	221,116	1987	Huhtamaki Plastics, Inc.	221,116	—	100%
27	Santa Fe Springs	CA	98,882	1987	Galleher Hardwood Company	98,882	—	100%
28	Union City	CA	88,704	1987	Am-Pac Tire Distribution, Inc.	88,704	—	100%
29	Union City	CA	86,496	1987	Logitech, Inc.	86,496	—	100%
30	Santa Fe Springs	CA	70,756	1987	Atlantic, Inc.	70,756	—	100%
31	Anaheim	CA	52,965	1987	Mintek Digital, Inc.	52,965	—	100%
32	Anaheim	CA	51,153	1987	Meiho Technology, Inc.	51,153	—	100%
33	Union City	CA	44,909	1987	Exp Pharmaceutical Waste Management, Inc	44,909	—	100%
34	Anaheim	CA	43,428	1987	United Media Services, Inc.	43,428	—	100%
35	Anaheim	CA	32,074	1987	Saint-Gobain Industrial Ceramics, Inc.	32,074	—	100%
36	Los Angeles	CA	30,104	1987	Tanimura Distributing	30,104	—	100%
37	La Mirada	CA	220,000	1986	Mohawk Industries, Inc.	220,000	—	100%
38	Union City	CA	126,144	1986	Runco International, Inc.	47,852	78,292	38%
39	Orange	CA	108,222	1986	Data Aire, Inc.	108,222	—	100%
40	Tempe	AZ	101,601	1986	Triumph / Stolper	101,601	—	100%
41	Tempe	AZ	93,366	1986	Southern Wine and Spirits	93,366	—	100%
42	Vernon	CA	77,184	1986	Jade Apparel, Inc.	77,184	—	100%
43	Tustin	CA	75,226	1986	Scan-Tron Corporation	75,226	—	100%
44	Orange	CA	42,918	1986	Mailing and Marketing, Inc.	42,918	—	100%
45	Orange	CA	35,000	1986	Cano Container Corporation	35,000	—	100%
46	Vernon	CA	28,875	1986	Master Knits USA, Inc.	28,875	—	100%
47	Fullerton	CA	50,000	1985	Sonic Air Systems, Inc.	50,000	—	100%
48	Anaheim	CA	20,769	1985	Fremont Investment & Loan	20,769	—	100%

	Subtotal 1985-1989		5,022,621		(48 buildings)	4,944,185	78,436	98%

1	Sacramento	CA	46,500	1983	Competition Parts Warehouse	46,500	—	100%
2	Sacramento	CA	21,976	1983	Competition Parts Warehouse	21,976	—	100%
3	Sacramento	CA	21,000	1983	American River Flood Control	21,000	—	100%
4	Sacramento	CA	21,000	1983	American River Flood Control	21,000	—	100%
5	Fullerton	CA	97,056	1980	Modular Systems Services, Inc.	97,056	—	100%
6	Vernon	CA	10,600	1980	U.S. Filter Distribution Group	10,600	—	100%
7	Phoenix	AZ	78,327	1976	Willey Brothers, Inc.	50,913	27,414	65%
8	Tustin	CA	65,910	1975	ADC Telecommunications, Inc.	65,910	—	100%
9	Houston	TX	57,058	1975	Insituform Technologies, Inc.	57,058	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
10	San Diego	CA	32,905	1971	Michael Culleton	32,905	—	100%
11	San Diego	CA	21,507	1971	Refrigeration Supplies Dist.	21,507	—	100%
12	San Diego	CA	18,001	1971	Ljungquist Enterprises, Inc.	18,001	—	100%
13	San Diego	CA	14,401	1971	Oceanus Press	14,401	—	100%
14	San Diego	CA	14,000	1971	California Board Sports	14,000	—	100%
15	San Diego	CA	12,822	1971	Transwestern Publishing	12,822	—	100%
16	San Diego	CA	12,801	1971	Aquatic Design System	12,801	—	100%
17	San Diego	CA	12,599	1971	Nico & Associates, Inc.	12,599	—	100%
18	San Diego	CA	11,200	1971	Insight Systems LLC	11,200	—	100%
19	San Diego	CA	9,928	1971	Vacant	—	9,928	0%
20	San Diego	CA	9,600	1971	Smalley & Company	9,600	—	100%
21	San Diego	CA	9,599	1971	Environmental Spray, Inc.	9,599	—	100%
22	San Diego	CA	8,400	1971	Taiwanese—American Foundation	8,400	—	100%
23	Tustin	CA	39,600	1966	Action Wholesale Products, Inc.	39,600	—	100%
24	Phoenix	AZ	83,317	1950	Reliant Building Products, Inc	83,317	—	100%
25	Phoenix	AZ	40,495	1950	Reliant Building Products, Inc	40,495	—	100%
26	Vernon	CA	15,288	1940	A. Rudin, Inc.	15,288	—	100%
27	Vernon	CA	48,315	1937	Griffith Micro Science, Inc.	48,315	—	100%
28	Topeka	KS	70,266	1931	Capital Label, LLC	26,896	43,370	38%

	Subtotal Pre-1985		904,471		(28 buildings)	823,759	80,712	91%

	Total Industrial		32,944,037		(196 buildings –Average Age 6.5 Years)	31,336,755	1,607,282	95%

	Office Property:
1	San Francisco	CA	282,773	2002	The Gap, Inc.	282,773	—	100%
2	Westminster	CO	151,040	2002	CSG Systems, Inc.	87,468	63,572	58%
3	Glenview	IL	116,015	2002	AC Neilson Company	18,499	97,516	16%
4	Coppell	TX	101,844	2002	Washington Mutual Bank	101,844	—	100%
5	Westminster	CO	121,461	2001	American Skandia Life Assurance	121,461	—	100%
6	Woodridge	IL	97,964	1991	Argonne National Laboratory	97,964	—	100%
7	Anaheim	CA	94,086	1990	Fremont Investment & Loan	86,479	7,607	92%
8	Corona	CA	61,724	1990	Centex Real Estate Corp	60,013	1,711	97%
9	Santa Ana	CA	66,106	1989	County Of Orange	66,106	—	100%
10	Northridge	CA	56,964	1988	101 Communications LLC	56,964	—	100%
11	Northridge	CA	53,292	1988	Washington Mutual	53,292	—	100%
12	Northridge	CA	43,117	1988	Synergistic Systems Inc.	43,117	—	100%
13	San Jose	CA	70,903	1986	Aon Service Corporation	59,003	11,900	83%
14	San Jose	CA	69,956	1986	Puma Technology Inc.	69,956	—	100%
15	Northridge	CA	60,175	1986	Washington Mutual Bank	59,971	204	100%
16	Orange	CA	40,000	1986	Control Air Corporation	40,000	—	100%
17	San Jose	CA	77,092	1985	MCI Worldcom Communications, Inc.	70,924	6,168	92%
18	San Jose	CA	71,514	1985	Parametric Technology Corporation	63,261	8,253	88%
19	San Jose	CA	69,952	1985	Porter Novelli Inc.	65,924	4,028	94%
20	San Jose	CA	67,317	1985	MCI Worldcom Communications, Inc.	44,447	22,870	66%

	Subtotal 1985-2002		1,773,295		(20 buildings)	1,549,466	223,829	87%

1	Santa Ana	CA	52,133	1983	Nations Direct Lender & Ins.	45,938	6,195	88%
2	Portland	OR	56,934	1979	Anesthesiologists Assoc. Inc.	49,437	7,497	87%
3	Irving	TX	69,049	1978	General Motors Corporation	67,310	1,739	97%
4	Dallas	TX	473,090	1975	J. C. Penney Company, Inc.	434,582	38,508	92%
5	Dallas	TX	224,211	1975	J. C. Penney Company, Inc.	224,211	—	100%
6	Sacramento	CA	24,671	1975	Community Health Charities	9,931	14,740	40%
7	Sacramento	CA	11,542	1975	Cal Assoc. For Local Econ Dev.	11,542	—	100%
8	Sacramento	CA	7,987	1975	Law Offices Of W. Scott De Bie	5,946	2,041	74%
9	Sacramento	CA	53,696	1974	Volunteers Of America	41,173	12,523	77%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
10	Newport Beach	CA	24,018	1972	Express Capital Lending	21,815	2,204	91%
11	Newport Beach	CA	22,727	1972	United Auto Credit Corporation	20,524	2,204	90%
12	Chicago	IL	370,263	1903	Skidmore, Owings & Merrill LLP	325,357	44,906	88%

	Subtotal Pre-1985		1,390,321		(12 buildings)	1,257,765	132,556	90%

	Total Office		3,163,616		(32 buildings)	2,807,231	356,385	89%

	Retail Property:
1	Tucson	AZ	51,242	2002	Fleming Companies, Inc.	51,242	—	100%
2	Tucson	AZ	12,414	2002	Curves for Women	3,505	8,909	28%
3	Tucson	AZ	5,840	2002	Ole Mexican Grille	3,450	2,390	59%
4	Tucson	AZ	4,950	2002	Top 10 Nails	1,950	3,000	39%
5	Emeryville	CA	23,923	2001	Michaels Stores, Inc.	23,923	—	100%
6	Emeryville	CA	117,000	1994	Home Depot USA, Inc.	117,000	—	100%
7	Emeryville	CA	102,501	1994	Home Depot USA, Inc.	102,501	—	100%
8	Emeryville	CA	96,954	1994	Sportmart, Inc.	96,954	—	100%
9	Emeryville	CA	59,195	1994	Pak ‘N Save	59,195	—	100%
10	Emeryville	CA	4,897	1994	Mattress Discounters Corporation	4,897	—	100%
11	Emeryville	CA	3,561	1994	Designs CMAL Store Inc.	3,561	—	100%
12	Emeryville	CA	3,537	1994	Walker, Robin M. and Swarm, Ezel N.	3,537	—	100%
13	Anaheim	CA	12,307	1985	Auto Insurance Spclsts-L.B Inc	7,039	5,268	57%
14	Anaheim	CA	10,668	1985	Koosharem Corp	5,002	5,666	47%

	Subtotal 1985-2002		508,989		(14 buildings)	483,756	25,233	95%

1	Woodland Hills	CA	72,765	1973	Toys R Us Inc.	72,765	—	100%
2	Woodland Hills	CA	11,317	1973	Shelley’S Stereo	11,317	—	100%
3	Denver	CO	99,627	1971	King Soopers Inc.	91,672	7,955	92%
4	Livermore	CA	69,224	1970	Lucky Stores, Inc	59,412	9,812	86%
5	Tustin	CA	39,600	1968	Micro Center	39,600	—	100%
6	Portland	OR	25,284	1968	Bank Of The West	15,186	10,098	60%
7	Portland	OR	11,998	1968	Hollywood Video	10,610	1,388	88%
8	Woodland Hills	CA	29,071	1965	Strouds The Linen Experts	28,927	144	100%

	Subtotal Pre-1985		358,886		(8 buildings)	329,489	29,397	92%

	Total Retail		867,875		(22 buildings)	813,245	54,630	94%

	Grand Total		36,975,528		(250 buildings)	34,957,231	2,018,297	95%

Building Occupancy

The rental buildings were 94.5% leased as of December 31, 2002. Sixty-two percent of the total square footage of the rental buildings in our portfolio was constructed between 1995 and 2002, 15% between 1990 and 1994, 16% between 1985 and 1989, and the remaining 7% prior to 1985. Our goal is to continually upgrade the quality of our portfolio; correspondingly, certain older buildings and other properties are likely to be sold over time.

Leasing.    The following table summarizes our leasing statistics for our rental portfolio:

	As of December 31,
	2002	2001	2000
	(Square feet in thousands)
Industrial Buildings
Square feet owned	32,944	27,594	26,251
Square feet leased	31,337	26,103	25,143
Percent leased	95.1%	94.6%	95.8%
Office Buildings
Square feet owned	3,164	2,442	1,625
Square feet leased	2,807	2,260	1,513
Percent leased	88.7%	92.5%	93.1%
Retail Buildings
Square feet owned	868	864	880
Square feet leased	813	820	856
Percent leased	93.7%	94.9%	97.3%
Total
Square feet owned	36,976	30,900	28,756
Square feet leased	34,957	29,183	27,512
Percent leased	94.5%	94.4%	95.7%

Lease Expirations.    The following table summarizes our lease expirations in our rental portfolio as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	12.2%	10.5%	15.0%	9.0%	9.9%	2.5%	7.0%	6.5%	4.6%	22.8%
Square feet (in thousands)	4,252	3,673	5,249	3,156	3,461	874	2,430	2,270	1,602	7,990

Approximately 127,000 square feet of month-to-month leases are shown as expiring in 2003.

Rental Portfolio

Following is a discussion of our rental portfolio by property type:

Industrial Buildings

The following table summarizes the industrial buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)

Southern California	99	12,200	$62,952	$11,484	$51,468
Northern California	39	5,773	35,550	7,915	27,635
Illinois	18	5,921	25,799	6,873	18,926
Texas	11	3,264	11,995	2,872	9,123
Colorado	9	2,033	10,095	2,590	7,505
Arizona	9	1,123	4,042	1,901	2,141
Maryland	1	471	3,402	296	3,106
Ohio	3	966	2,960	567	2,393
Oregon	3	449	2,898	529	2,369
Kentucky	2	549	1,141	169	972
Other	2	195	302	196	106

Total	196	32,944	$161,136	$35,392	$125,744

The following table summarizes the lease expirations for our industrial buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter

Percent	12.2%	10.4%	14.6%	9.4%	9.4%	2.1%	7.0%	7.1%	4.6%	23.2%
Square feet (in thousands)	3,838	3,258	4,560	2,961	2,935	645	2,184	2,239	1,450	7,267

Of the 3.8 million square feet of leased industrial space that is scheduled to expire in 2003, 46% is located in Southern California, 16% in Northern California, 16% in Ohio, 13% in Illinois, and the remaining 9% in three other states. Approximately 116,000 square feet of month-to-month leases are shown as expiring in 2003.

In 2002, we completed and added to our rental portfolio 5.6 million square feet of industrial buildings. In addition, during the year, we purchased 0.4 million square feet and sold 0.7 million square feet of industrial buildings.

Office Buildings

The following table summarizes the office buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	11	808	$15,851	$4,550	$11,301
Southern California	11	574	9,250	4,273	4,977
Texas	4	868	11,153	5,337	5,816
Illinois	3	584	13,109	6,599	6,510
Colorado	2	273	4,486	1,860	2,626
Oregon	1	57	981	561	420

Totals	32	3,164	$54,830	$23,180	$31,650

The following table summarizes the lease expirations for our office buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	12.8%	10.8%	23.0%	4.6%	18.1%	6.4%	4.7%	0.0%	4.6%	15.0%
Square feet (in thousands)	359	304	644	130	508	181	132	1	128	420

Of the 359,000 square feet of leased office space scheduled to expire in 2003, 42% is located in Illinois, 32% in Northern California, and 18% in Southern California. Approximately 11,000 square feet of month-to-month leases are shown as expiring in 2003.

In 2002, we completed the development of and added to our rental portfolio four office buildings totaling 650,000 square feet and purchased one office building totaling 69,000 square feet.

Retail Buildings

The following table summarizes the retail buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	9	481	$8,981	$2,783	$6,198
Southern California	6	176	3,816	965	2,851
Arizona	4	74	446	84	362
Oregon	2	37	565	247	318
Colorado	1	100	1,480	484	996

Totals	22	868	$15,288	$4,563	$10,725

The following table summarizes the lease expirations for our retail buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	6.8%	13.6%	5.5%	8.0%	2.2%	5.9%	14.0%	3.7%	3.0%	37.3%
Square feet (in thousands)	55	111	45	65	18	48	114	30	24	303

Of the 55,000 square feet of leased retail space scheduled to expire in 2003, 85% is located in Southern California and 15% is in Colorado. In 2002, we completed and added to our portfolio 72,000 square feet of retail buildings and sold an older 70,000 square foot retail building.

Ground Leases and Other Properties

Ground Leases

We own approximately 8,000 acres of ground leases, of which approximately 1,200 acres are being marketed for sale.

The following table summarizes our ground leases for the year ended December 31, 2002:

	Revenues	Property Operating Costs	Property Operating Income
	(In thousands)
Southern California	$11,184	$1,279	$9,905
Northern California	8,121	633	7,488
Other states	5,800	1,922	3,878

Totals	$25,105	$3,834	$21,271

Other Properties

In addition to 37 million square feet of buildings in our rental portfolio, we also own other income generating properties at our Urban Group projects that we intend to convert to land development. As of December 31, 2002, our Other Property portfolio included 15 buildings aggregating approximately 755,000 square feet that were 84.8% leased, and several parking lots. We expect that the level of income generated from this category will decline as development occurs over the next several years.

The following table summarizes our other property portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet (1)	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	10	628	$5,409	$1,164	$4,245
Southern California	5	127	6,039	3,796	2,243

Totals	15	755	11,448	$4,960	$6,488

(1)	Other properties are not included in the total square feet of rental portfolio.

Operating Joint Venture Portfolio

The Asset Management Group had direct or indirect equity interests in four joint ventures that owned rental properties during the year. These joint ventures provided us with cash distributions of $6.1 million and earnings of $8.3 million for the year ended December 31, 2002.

We owned joint venture interests in the following operating properties for the years presented.

				Equity in Earnings Year Ended December 31,
	No. of Ventures	Size	Ownership Interest	2002	2001	2000
				(In thousands)
Hotel(1)	3	1,937 rooms	25-50%	$8,213	$8,570	$9,835
Office	1	202,000 sq. ft.	67%	64	263	(26)

Total	4			$8,277	$8,833	$9,809

(1)	Includes a hotel parking lot joint venture.

Sales of Rental Property

During 2002, we sold property from our rental portfolio. Of the sales revenue in 2002, approximately $11.7 million came from the sale to tenants of older buildings totaling 227,000 square feet; approximately $22.5 million from the sale to investors of buildings totaling 542,000 square feet that were built in the 1970s and 1980s; and approximately $9 million from the sale of approximately 1,100 acres of land subject to ground leases.

The following table summarizes the sales of our rental properties, before the adjustments for discontinued operations for the years presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Total sales:
Sales revenue	$43,184	$71,818	$89,323
Cost of sales	(14,256)	(30,744)	(46,410)

Gain on property sales	$28,928	$41,074	$42,913

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 86 for more information regarding our sales activity.

Other Land Holdings

As of March 31, 2003, we owned approximately 193,000 acres of land in the Southern California desert. The ownership of these desert properties is the result of historical land grants to our railroad predecessors. Because of its location, lack of contiguity among parcels, and other factors, much of this land is not currently suitable for traditional development activities. We have assessed the desert portfolio to explore the potential for agricultural, mineral, water, telecommunications, energy, and waste management uses for these properties and concluded that the land, although valuable, does not fit within our overall corporate strategy.

Since December 31, 1998, our portfolio of desert holdings has declined from approximately 784,000 to 193,000 acres, primarily as a result of sales activity. In 2000, we sold approximately 437,000 acres of desert holdings and 20,000 acres of severed mineral rights to the federal government, through an agreement with The Wildlands Conservancy (“TWC”), for $45.1 million. In late 2001, we amended our agreement with TWC to provide for additional, future sales of up to approximately 170,000 acres of desert land for approximately $13.6 million. We closed on the sale of approximately 94,000 acres of these lands to the federal government in 2002 at a price of $7.5 million. In March 2003, we closed on the sale of on approximately 62,000 acres at a price of $5.0 million. We anticipate closing on approximately 8,000 acres at a price of $0.7 million in June 2003. The closing of this sale would conclude our current agreement with TWC.

Upon completion of TWC related sales, we will own approximately 186,000 acres of desert land. We are currently in negotiations with the federal government regarding an option agreement that would cover the sale of up to 100,000 acres as mitigation for impacts on threatened and endangered species of the proposed expansion of a Department of Defense installation in the California desert. An additional 30,000 acres are contemplated for disposition through an exchange with the federal government. The remaining 56,000 acres are being marketed for sale to private parties on a portfolio and individual property basis.

We will continue to pursue sale, lease, and exchange opportunities involving public and private buyers, as well as other arrangements to maximize the value of this land. These transactions are often complicated and, therefore, may take a significant amount of time to complete. As of March 31, 2003, no binding agreements have been entered on any of the major dispositions of the remaining 186,000 acres and no assurance can be made that the dispositions will occur as outlined.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Gain on Non-Strategic Asset Sales” beginning on page 103 for information regarding the aggregate total of non-strategic asset sales.

Sales of Other Land Holdings

The following table summarizes our sales of other land holdings for the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$8,373	$4,161	$50,759
Cost of sales	(1,109)	(252)	(4,480)

Gain	$7,264	$3,909	$46,279

Suburban Commercial Group

The Suburban Commercial Group develops suburban commercial business parks comprised of predominantly industrial buildings on land we have acquired or that is included in our historic portfolio. Our suburban commercial development activities include: (1) the acquisition and entitlement of commercial land sites; (2) the construction of predominantly industrial pre-leased buildings and non pre-leased buildings to be added to our rental portfolio, some of which may be subject to tenant purchase options; (3) the construction of predominantly industrial buildings on land we own, for sale to users; (4) the construction of predominantly industrial buildings for sale to investors; and (5) the sale of land to third parties for their own development. In certain instances, we have generated development and management fees from design-build services and construction management services.

In 2002, the Suburban Commercial Group commenced construction on 3.3 million square feet of commercial development. It completed approximately 6.1 million square feet of construction, all of which were added to our rental portfolio. As of December 31, 2002, the group had approximately 3.3 million square feet under construction, 1.9 million square feet of which are scheduled to be added to our rental portfolio upon completion, although certain of these properties may be sold.

Sales of Suburban Commercial Developable Land

During 2002, we sold improved land capable of supporting 3.8 million square feet of commercial development.

The following table summarizes sales of our commercial development properties in the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$52,966	$75,686	$68,951
Cost of sales	(42,689)	(50,896)	(52,415)

Gain on property sales	10,277	24,790	16,536
Equity in earnings of development joint ventures	—	9	13

Total gain on property sales	$10,277	$24,799	$16,549

The 2002 gain came from land sales to developers and other users in our suburban business parks.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 86 for more information regarding our sales activity.

Suburban Commercial Developable Land Inventory

Our existing developable land can support an estimated 25.9 million square feet of new development based upon current entitlements.

In 2002, we invested approximately $8 million in the acquisition of land capable of supporting approximately 3 million square feet of commercial development.

The following table summarizes our commercial development land inventory activity by location as of, or for, the year ended December 31, 2002:

Region/State/City	Potential Development 12/31/01	Revisions/ Transfers (1)	Acquisitions	Ground Leases and Sales	Development	Potential Development 12/31/02		% of Total	Book Value
	(Square feet in thousands)								(000’s)
Southern California
Rancho Cucamonga	812	(2)	—	(24)	(468)	318			$3,560
Ontario	2,016	—	—	—	—	2,016			3,609
Anaheim	44	13	—	(13)	—	44			2,810
Northridge	44	—	—	(44)	—	—			—
Fontana (Kaiser)	7,563	(238)	—	(2,933)	(1,178)	3,214			29,997

Subtotal Southern California	10,479	(227)	—	(3,014)	(1,646)	5,592		21%	39,976

Northern California
Alameda	1,300	—	—	—	—	1,300	(2)		8,458
Richmond	89	—	—	—	—	89			833
Fremont	3,755	(84)	—	(37)	—	3,634			20,921
Stockton	—	—	2,000	—	—	2,000			2,571
Manteca	542	144	—	—	—	686			3,420

Subtotal Northern California	5,686	60	2,000	(37)	—	7,709		30%	36,203

Total in California	16,165	(167)	2,000	(3,051)	(1,646)	13,301		51%	76,179

Illinois
Woodridge	976	—	—	—	—	976			7,678
Glenview	680	—	—	(243)	—	437	(3)		(2,451)
Romeoville	448	—	—	—	(346)	102			(596)
Minooka	1,710	—	588	—	—	2,298	(4)		5,595
Joliet	370	—	—	—	—	370			85

Subtotal Illinois	4,184	—	588	(243)	346	4,183		16%	10,311

Texas
Coppell	1,120	—	—	—	—	1,120			12,914
Garland	983	—	—	(220)	—	763			2,312
Grand Prairie	814	—	—	—	—	814			2,599
Houston	1,969	—	—	—	—	1,969			1,254
Ft. Worth	—	—	356	—	(252)	104			1,425
Plano	368	—	35	—	—	403			1,171

Subtotal Texas	5,254	—	391	(220)	(252)	5,173		20%	21,675

Other
Denver, CO	925	—	—	(145)	(171)	609			23,690
Westminster, CO	685	—	—	—	—	685			21,649
Oklahoma, OK	300	—	—	—	—	300			46
Louisville, KY	545	—	—	—	—	545			1,633
Gresham/Portland, OR	1,459	—	—	(148)	(200)	1,111			7,554

Subtotal Other	3,914	—	—	(293)	(371)	3,250		13%	54,572

Total Outside of California	13,352	—	979	(756)	(969)	12,606		49%	86,559

Total Entitlements	29,517	(167)	2,979	(3,807)	(2,615)	25,907		100.0%	162,737

Approvals in progress (included in Total Entitlements)	1,327					1,327
Other									9,187
Total									$171,924

(1)	Includes revisions to estimates of potential development or transfers of property between commercial development and other categories of property.

(2)	See summary of Alameda, California, project following this table.

(3)	Included in the balance is 425,000 square feet that is under option.

(4)	Excluded from this balance is approximately 4.8 million square feet that is under option.

The following is a brief summary of some of the significant suburban commercial development projects and development activities.

Pacific Commons, Fremont, California.     This is one of our largest development projects and also one of the largest planned business parks in Silicon Valley. The project, which is adjacent to Interstate 880 sixteen miles north of San Jose, consists of 900 acres, of which approximately 375 acres are planned and an additional 8.3 million square feet have been designated for development. Since inception, we have developed, constructed, sold, or leased approximately 4.7 million square feet of R&D, light industrial, and warehouse properties at Pacific Commons. In 2002, we sold approximately 37,000 square feet, leaving 3.6 million square feet or 118.4 net acres available for future development.

Kaiser Commerce Center, Fontana, California.     In 2000, one of our wholly owned subsidiaries acquired this former steel mill site in Fontana, California, located in the heart of one of the nation’s most active distribution centers near the intersection of Interstates 15 and 10. The property is served by both Union Pacific and Burlington Northern Santa Fe railroads and is 6 miles from the Ontario International Airport. Plans for the development include a 9 million-square-foot industrial park. At, or as of, December 31, 2002, approximately 1.4 million square feet had been completed, 1.2 million square feet are under construction, and 2.9 million square feet had been sold, leaving approximately 3.2 million square feet, or 191.9 net acres, available for development.

Alameda, California.     In 1998, we were selected by the city of Alameda, California, as the master developer for the former 145-acre U.S. Navy Fleet Industrial Supply Center, Alameda Annex, and the adjacent 70-acre portion of the former Alameda Naval Air Station. In June 2000, we were granted entitlements to develop up to 1.3 million square feet of office commercial space and approximately 500 single-family homes. The commercial portion of the Alameda development is divided into six land purchase phases of approximately 14 acres each. Under the agreement, the city of Alameda must deliver the land with environmental remediation and demolition of existing structures completed, and the city of Alameda must build all backbone infrastructures. Until Alameda satisfies all of these obligations, we are not obligated to purchase the land. Purchases are staged every two years, but can be delayed by poor market conditions like the ones we are currently experiencing. As of December 31, 2002, we have not purchased any of the lots.

Robert Mueller Municipal Airport, Austin, Texas.     In April 2002, we were selected by the City Council of Austin, Texas, as the master developer for the redevelopment of the Robert Mueller Municipal Airport in Austin. The 709-acre former airport site is located adjacent to Interstate 35 near the campus of the University of Texas and is less than three miles from the state capitol in downtown Austin. The site was decommissioned as Austin’s primary passenger airport in May 1999.

The Redevelopment and Reuse Plan for the Mueller Airport includes plans for 5 million square feet of commercial development and 4,000 residential units. We are now engaged in exclusive negotiations with the city of Austin over a Development Agreement for the project.

Suburban Residential Group

The Suburban Residential Group develops large-scale suburban residential communities and sells finished lots to homebuilders. Property is either acquired directly or through a joint venture with a third party.

From 1996 through mid-2000, the Suburban Residential Group was actively involved in the merchant housing (homebuilding) business. Because of competitive forces and the high-volume, low-margin nature of the homebuilding industry, we determined that the homebuilding business was not part of our ongoing corporate strategy. As a result, we sold a majority of our merchant housing assets in July 2000 to a newly formed joint venture. In 2001, we sold our residual interest in the joint venture that bought the merchant housing assets.

The description of the business of the Suburban Residential Group below is as of December 31, 2002. See “—General” above for a discussion of the effect of the proposed REIT conversion on the business of the Suburban Residential Group.

Sales of Suburban Residential Development Property

The following table summarizes the sale of residential development property, which includes lots and housing units. The sales shown below are for properties that we own, as well as consolidated joint ventures for the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$59,107	$48,507	$292,822
Cost of sales	(28,862)	(30,202)	(238,930)

Gain	$30,245	$18,305	$53,892

Unconsolidated Joint Venture Sales

We also participate in development joint venture projects in which we do not own a controlling interest and for which we recognize income using the equity method. For the year ended December 31, 2002, our interests in these development joint ventures provided us with cash distributions of $80.1 million and earnings of $29.2 million. The following table summarizes sales of our residential development property in these unconsolidated joint venture projects:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$278,226	$215,402	$316,523
Cost of sales	(197,178)	(184,122)	(260,975)

Gain	81,048	31,280	55,548
Venture partners’ interest	(47,985)	(3,610)	(27,781)

Equity in earnings of unconsolidated joint ventures	$33,063	$27,670	$27,767

Suburban Residential Land Inventory

The following table summarizes our residential land inventory activity as of, or for, the year ended December 31, 2002:

	Total Lots/ Homes 1/1/02	Controlled/ Acquired	Home Closings	Lot Closings	Transfers & Adjustments	12/31/02	Ownership or Controlled Interest	Book Value
Land Development (lots)
Colorado
Commerce City	—	2,149	—	—	—	2,149	100%	$10,430
Northern California
Alameda	492	—	—	—	(7)	485	100%	2,260
Hercules	415	—	—	(456)	63	22	100%	1,997
Serrano—Sacramento	2,182	—	—	(940)	(52)	1,190	50%	15,619
Parkway—Sacramento	1,437	—	—	(822)	(77)	538	50%	11,570
Southern California
Talega—San Clemente	2,144	—	—	(772)	(146)	1,226	30%	6,896
West Bluffs—Playa del Rey (1)	114	—	—	—	—	114	100%	34,973
Other (2)	—	—	—	—	—	—	—	3,190
Subtotal Land Development	6,784	2,149	—	(2,990)	(219)	5,724		86,935

Home Building (units)
Southern California
Talega Village—San Clemente	183	—	(118)	—	—	65	50%	3,833

Subtotal Home Building Housing	183	—	(118)	—	—	65		3,833

Total Entitlements	6,967	2,149	(118)	(2,990)	(219)	5,789		$90,768

Approvals in progress (included in Total Entitlements) (1)	114					114

(1)	We have entitlements for this project; however, the entitlements are being challenged under the California Environmental Quality Act and the California Coastal Act.
(2)	Included in “Other” is a 5-block parcel of land, which has not been subdivided.

The following is a brief summary of our most significant residential projects:

Talega, San Clemente, California.    In 1997, we acquired an approximately one-third interest (later decreased to thirty percent) in a joint venture project that owns a 3,470-acre, 4,000-lot residential land development site in the Talega Valley in San Clemente, California. This master-planned project includes a variety of attached and detached homes; an 18-hole championship golf course; a seniors community; an elementary/middle school; community parks; and an 82-acre, 1.5 million-square-foot mixed-use commercial area. The partnership closed on the sale of 772 lots during 2002 leaving 1,226 lots to be developed and sold.

Serrano, El Dorado Hills, California.    In 1998, we acquired a two-thirds interest (later decreased to fifty percent) in a 3,500-acre, 4,000-lot master planned community in El Dorado Hills, California, which is located 30 miles east of Sacramento, California. A significant amount of infrastructure was in place and approximately 800 lots were sold or developed prior to the acquisition of our interest in the project. The project includes a variety of attached and detached homes; an 18-hole executive golf course; a private 18-hole Championship Golf Course and Country Club; elementary, intermediate, and high schools; and a retail commercial area. The partnership closed on the sale of 940 lots during 2002 leaving 1,190 lots to be developed and sold.

Victoria By the Bay, Hercules, California.    In 1997, Catellus participated in a joint venture that acquired the Pacific Refinery at Hercules, California. We entered into an agreement to provide entitlement services to the joint venture in return for an option to buy the property after defined environmental remediation work was completed. The development has received approval for up to 880 residential units, a school, commercial space, and public parks. In 2001, we received a “no further action” letter from the Regional Water Quality Control Board (“RWQCB”), clearing the last significant hurdle prior to the sale of the remaining lots of this project. During 2002, the partnership closed on the sale of 456 lots leaving 22 residential lots and one commercial space to be sold.

The Parkway, Folsom, California.    In June 2001, we acquired a 50% interest in the Parkway Venture, a 600-acre, master-planned community in Folsom, California, which is located 20 miles east of Sacramento, California. The development has received approvals for 1,600 lots that will include a variety of single and  multi-unit homes, a neighborhood retail commercial area, and wetlands. The partnership sold 822 lots during 2002 leaving approximately 538 multi-unit home lots to be developed and sold.

Alameda, California.    In 1998, we were selected by the city of Alameda, California, as the master developer for the former 145-acre U.S. Navy Fleet Industrial Supply Center, Alameda Annex, and the adjacent 70-acre portion (“East Housing”) of the former Alameda Naval Air Station. In June of 2000, we were granted entitlements to develop up to approximately 500 single-family homes and up to 1.3 million square feet of office and research and development space on the site.

The residential development acreage will be purchased in phases commencing in the second quarter of 2003. A minimum of 75 single-family lots must be purchased annually. Under the agreement, the city of Alameda must deliver the land with environmental remediation and demolition of existing structures completed, and must build all backbone infrastructure. Under a separate agreement with the city of Alameda, we are performing these required duties for a fee.

Demolition of the East Housing structures commenced in February 2002. Construction of the first phase of backbone infrastructure improvements is planned to begin in April 2003. We anticipate the start of construction of the homes and associated site improvements in the third quarter of 2003.

Urban Group

The Urban Group focuses exclusively on three large, urban mixed-use projects that include development potential for residential, office, biotech, retail, and hotel product types. In anticipation of the REIT conversion, we will take steps during 2003 to better position our businesses for operation as a REIT. This will include looking for ways to operate more efficiently, consistent with a focus of new development on industrial product. We plan to continue our Urban Group mixed-use projects that are underway, but do not plan to seek new ones. Since the Urban Group will no longer be pursuing new activities, and given the considerable progress made on existing projects, it is also anticipated that the scope of activities will be reduced, resulting in a reduction in work force over 2003 and 2004. It is anticipated that Doug Gardner, president, and Mark Schuh, executive vice president, both of the Urban Group, will continue to lead their group during the transition for the balance of 2003, after which they will leave Catellus. The Urban Group currently reports to the chief executive officer of Catellus and this reporting relationship will continue. The Urban Group projects will be operated in a taxable REIT subsidiary and we expect to recycle surplus capital from the Urban Group projects through continuing development with greater emphasis on third party parcel sales, land leases, and joint ventures.

The following description of the business of the Urban Group is as of December 31, 2002. As of  December 31, 2002, we had 773,000 square feet of development under construction at Mission Bay in San Francisco, California, including a 695,000 square-foot mixed-use project, through an agreement with an unconsolidated joint venture, containing 595 residential units that comprise 568,000 square feet and 127,000 square feet of retail/office building. In addition, we have under construction at Mission Bay a 78,000-square-foot mixed-use building containing 34 condominium units that comprise 45,000 square feet, and 33,000 square feet of office/retail space.

Sales of Urban Group Projects

During 2002, we sold a 1.6-acre, 275-unit condominium site in San Diego, California, for $14.5 million.

The following table summarizes our sales of property in the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$14,500	$49,793	$—
Cost of sales	(11,154)	(37,337)	—

Gain	$3,346	$12,456	$—

Urban Land Inventory

Our existing entitled Urban Group land inventory can support an estimated 12.2 million square feet of new development, more than 3,500 residential units, and a 500-room hotel. We will not seek to add land to our existing inventory. The chart below summarizes our estimated development potential of the current Urban Group land inventory as of December 31, 2002:

	Office	Retail	Residential	Hotel	Book Value
	(Net Rentable Sq. Ft.)		(Lots or units)	(Rooms)	(000s)
Mission Bay (San Francisco, California)	4,537,000	548,000	3,263	500	213,979
Union Station (Los Angeles, California)	5,175,000	675,000	—	—	55,344
Santa Fe Depot (San Diego, California)	1,021,000	270,000	285	—	10,172

Total	10,733,000	1,493,000	3,548	500	$279,495

The following is a summary of our three existing Urban Group projects:

Mission Bay, San Francisco, California.    This project encompasses approximately 300 acres adjacent to downtown San Francisco. Catellus is the primary owner of developable land in the project; other owners include the City and County of San Francisco (“the City”), the Port of San Francisco, and the Regents of the University of California for the benefit of the University of California, San Francisco (“UCSF”).

In the years leading up to 1999, we obtained entitlement and redevelopment plans for Mission Bay, and in 1999, we closed land transfers among the City, the Port of San Francisco, the California State Lands Commission, UCSF, and Catellus which resulted in the ownership described above. We also received regulatory approvals from the U.S. Army Corps of Engineers and the California Regional Water Quality Control Board in 2000. Additional permits and approvals are required for the development of individual projects at Mission Bay, including, for office projects, allocation (“Proposition M Allocation”) of square footage from a limited allowance of office space that the City permits to be developed at any given time.

The following table summarizes total development entitlements at Mission Bay. We retain ownership of a large portion of these entitlements, but portions of the entitlements belong to the City, a Catellus joint venture, or other third parties.

	Total Mission Bay Entitlements As of December 31, 2002
	Completed Construction		100% Catellus	JV/Owned
	Catellus	Others	Owned	by Others	Total
Residential (units):
Market Rate	—	229	3,110	961	4,300
Affordable	—	121	187	1,392	1,700

Total Residential	—	350	3,297	2,353	6,000

Commercial (rentable square feet):
R&D, Biotech, and Office	283,000	—	4,537,000	180,000	5,000,000
Retail and Entertainment	—	22,000	581,000	167,000	770,000

Total Commercial	283,000	22,000	5,118,000	347,000	5,770,000

Other
UCSF Campus (gross square feet) (1)	—	434,000	—	2,216,000	2,650,000
Hotel (rooms)	—	—	500	—	500

(1)	Total entitlements for UCSF Campus are available in gross square feet only.

Mission Bay North, the 65-acre portion of Mission Bay, north of Mission Creek, is being developed adjacent to Pacific Bell Park (home of the San Francisco Giants baseball team). The San Francisco Redevelopment Agency completed construction of a 100-unit affordable housing project in September 2002, and AvalonBay Communities, Inc. commenced phased occupancy of a 250-unit apartment project in November 2002. We are proceeding with construction of a mixed-use project directly across from Pacific Bell Park, which was started in December 2001 and includes approximately 33,000 square feet of office/retail space and 34 condominium units. The Signature/Riding Group started construction of a 100-unit condominium project in June 2002 on a 1.0-acre site, which we sold to Signature/Riding in April 2001. Third & King Investors, LLC (a joint venture between Catellus Development Corporation and Federal Street Operating, LLC) is proceeding with the construction of a mixed-use project, that broke ground in September 2001 and includes 595 apartments, 127,000 square feet of office/retail space, and approximately 945 parking stalls.

Mission Bay South, the 238-acre portion of Mission Bay, south of Mission Creek, will be developed around UCSF’s new 2.7 million-gross-square-foot biotech/research expansion campus. In accordance with agreements among Catellus, the Regents of the University of California, and the City, UCSF is locating its expansion campus on a portion of Mission Bay South. We donated approximately 18 acres and agreed to donate approximately 11 additional acres in the future for the campus, and the City has contributed or has agreed to contribute an additional 13.3 acres. Contractors selected by UCSF will build the UCSF campus. UCSF completed its first building, a 434,000-gross-square-foot research facility, in October 2002 and took occupancy of the building in January 2003. UCSF is proceeding on the construction of its second and third buildings, 172,000-gross-square-foot and 153,000-gross-square-foot biomedical research facilities, which broke ground in August 2001 and July 2002, respectively. Pile-driving activities for UCSF’s fourth building, a 167,000-gross-square-foot community center, began in September 2002. In October 2002, we completed construction of a 283,000-square-foot office building, which is fully leased to the Gap, Inc. In addition, construction of a 180,000-square-foot research facility by the Gladstone Institutes on a 1.37-acre site, which Catellus sold to Gladstone in March 2001, started in February 2003.

Approximately $63 million in Community Facility District bonds were issued in 2002 to finance the initial phases of public infrastructure at Mission Bay, and approximately $71 million of Community Facility District bonds were issued in 2001. Upon completion of the infrastructure improvements, the improvements will be transferred to the City. (See Note 15 to the consolidated financial statements accompanying Catellus’ Form 10-K for the year ended December 31, 2002).

The following table summarizes commercial and residential development activities at Mission Bay. Because these activities require participation of a number of private parties and public agencies, scheduled development activities are subject to change:

Mission Bay Project

Schedule of Activity

As of December 31, 2002

	Commercial Development (in rentable square feet)				Residential Development (in units)
Project	Completed	Under Construction	In Planning	Total	Completed	Under Construction	In Planning	Total
Catellus 100% Owned
Office	283,000	—	—	283,000	—	—	—	—
Condominiums/Retail	—	33,000	—	33,000	—	34	—	34

Total Catellus 100% Owned	283,000	33,000	—	316,000	—	34	—	34

Catellus Joint Venture
Apartments/Retail	—	127,000	—	127,000	—	568	—	568
Affordable Housing	—	—	—	—	—	27	—	27

Total Catellus Joint Venture	—	127,000	—	127,000	—	595	—	595

Development by Others:
UCSF:
Biotech	434,000	325,000	—	759,000	—	—	—	—
Campus Center	—	167,000	—	167,000	—	—	—	—

Total UCSF (1):	434,000	492,000	—	926,000	—	—	—	—
Apartments/Retail	12,000	—	10,000	22,000	229	—	293	522
Condominiums	—	—	—	—	—	100	—	100
Affordable Housing/Retail	10,000	—	—	10,000	121	—	160	281
Biotech	—	—	180,000	180,000	—	—	—	—

Total Development by Others:	456,000	492,000	190,000	1,138,000	350	100	453	903

Total Project	739,000	652,000	190,000	1,581,000	350	729	453	1,532

(1)	UCSF development activity square footage amounts reflect gross square feet.

Union Station, Los Angeles, California.    We own approximately 43 acres surrounding and including the historic Los Angeles Union Station. Located in downtown Los Angeles, Union Station is a transportation hub with commuter rail lines (Metrolink) serving the surrounding five-county region, Amtrak rail service, and Los Angeles’ subway and surface light rail systems operated by the Metropolitan Transportation Authority. In 1999, we completed a development plan intended to maximize the potential of the site given current and projected market conditions.

Santa Fe Depot, San Diego, California.    This project encompasses approximately 15 acres near the waterfront in downtown San Diego, California, including the Santa Fe Depot train station. Amtrak, a commuter rail line (Coaster), and San Diego’s expanding trolley system serve the site daily. In accordance with a development agreement executed with the City of San Diego, the site is currently entitled for a mixture of office, hotel, retail, and housing development. During 1999 we revised the plan to respond better to recovering markets in San Diego. In addition to development sites (each 1.4 acres in size) that were sold in 2001, a 1.6-acre, 275-unit condominium site was sold in November 2002 for $14.5 million.

Other Items

Competition

The real estate industry is generally fragmented and characterized by significant competition. Numerous developers, owners of industrial, office, and retail properties, and managers compete with us in seeking properties for acquisition, development, and management opportunities, tenants, and purchasers for homes, and for non-strategic assets. There are competitors in each area in which we operate that have greater capital resources than we. There can be no assurance that the existence of such competition will not have a material adverse effect on our business, operations, and cash flow.

Employees, Contractors, and Consultants

At December 31, 2002, we had 296 employees in our consolidated company. We engage third parties to manage multi-tenant properties and properties in locations that are not in close proximity to our regional or field offices. Our employees are not represented by a collective bargaining agreement, and management considers its relations with employees to be good. In addition, we engage outside consultants such as architects and design firms in connection with our pre-development activities. We also employ third-party contractors on development projects for infrastructure and building construction, and retain consultants to assist us in a variety of areas at the project and corporate levels.

Working with organized labor is a critical component of many of our projects. With the high volume of construction activity in many of our markets, labor shortages and costs could significantly influence the success of projects. In addition, organized labor often plays a key role in community organizations and discretionary land use decisions concerning entitlements.

Legal Proceedings

Following the REIT conversion and the merger, the Operating Partnership will assume all liability arising under legal proceedings filed against Catellus and will indemnify Catellus REIT as to all those matters.

Catellus and other related companies are named defendants in lawsuits arising from normal business activities, are named parties in certain governmental proceedings (including environmental actions), and are the subject of various environmental remediation orders of local governmental agencies arising in the ordinary course of business. Although the outcome of these lawsuits or other proceedings against us and the cost of compliance with any governmental order cannot be predicted with certainty, management does not expect any of these matters to have a material adverse effect on our business, financial condition, or liquidity.

Other than routine proceedings incidental to their business, neither we nor any of our subsidiaries are a party to, nor are our property subject of, any material pending legal proceeding, except as provided below.

On March 12, 2002, the Department of Toxics and Substance Control of the State of California (“DTSC”) notified Catellus of an investigation of Catellus, its general contractors, and sub-contractors working for such general contractors, concerning the Mission Bay project. The investigation, which is ongoing, focuses on whether individuals and companies hauling soil within and from Mission Bay satisfied certain hazardous waste license/certification hauling requirements. The DTSC issued notices of violation, without fines or penalties, to Catellus and one subcontractor on May 23, 2002, citing the subcontractor’s failure to qualify as a registered hazardous waste hauler. Catellus, including its subsidiaries, is cooperating fully with the investigation, which is still continuing. Catellus does not anticipate that this investigation or any proceeding that may result from this investigation will have a material adverse impact on the Mission Bay project.

Catellus owns approximately 47 acres located in the Westchester-Playa Del Rey area of Los Angeles, California adjacent to the Pacific Ocean and Ballona Wetlands (“West Bluffs”), which are entitled for the development of 114 single-family homes but subject to two legal actions. On October 6, 2000, a lawsuit (the “Coastal Act Lawsuit”) was filed by the Sierra Club et al. against the California Coastal Commission and Catellus as a real party in interest in San Francisco Superior Court challenging approvals issued by the California Coastal Commission for the development of the project. This suit was subsequently consolidated with an additional suit filed on February 9, 2001. On December 13, 2000, the trial court denied petitioner’s request for a preliminary injunction. On January 11, 2001, petitioners appealed the trial court’s ruling, which resulted in the Court of Appeal enjoining any construction activity in the portion of the project within the coastal zone. This stay was dissolved on October 10, 2001, when the case was remanded to the trial court. On June 7, 2002, the trial court ruled in favor of Catellus on the merits denying the petitioner’s request for writ of mandate and for injunction. The petitioners subsequently filed a motion to stay construction in the coastal zone pending petitioner’s filing of an appeal of the trial court’s decision, which was granted on August 13, 2002. The petitioners then filed an appeal to the First District Court of Appeals (“First District”) and sought and obtained a stay from that court pending resolution of the appeal. The appeal was fully briefed and a hearing was held on March 26, 2003. The First District issued its opinion affirming in full the San Francisco Superior Court finding in favor of Catellus and dissolving the stay on April 11, 2003.

On October 26, 2000, the Coalition for Concerned Communities, Inc. et al. (“Appellants”) filed a lawsuit (“CEQA Lawsuit”) against Catellus and The City of Los Angeles in the Los Angeles Superior Court alleging land use and California Environmental Quality Act violations. On January 18, 2001, the Los Angeles Superior Court denied Appellant’s petition. On March 23, 2001, Appellants filed a notice of appeal in the Second District Court of Appeal (“Second District”) . On July 15, 2002, the petitioners filed a motion in the Second District to stop the development of the West Bluffs project until the final decision, which was denied by the court on July 30, 2002. The Second District held a hearing on the merits on September 17, 2002 and submitted the matter. On March 17, 2003, the Second District vacated the submission and postponed rendering its decision until the First District issues its decision in the Coastal Act Lawsuit and issues remittitur (sends the case back to the San Francisco Superior Court) in that case.

The litigation process will delay the previously planned start of infrastructure construction, and Catellus is unable to predict the length of such delay at this time. Catellus does not believe that the litigation process will permanently prevent Catellus from completing the West Bluffs project; however, there can be no assurance in that regard or that further delays will not result.

See Note 15, “Commitments and Contingencies” to the consolidated financial statements accompanying Catellus’ Form 10-K for the year ended December 31, 2002.

PRO FORMA FINANCIAL INFORMATION

The following tables present selected financial data from the unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 and from the unaudited pro forma consolidated balance sheet as of December 31, 2002. The unaudited pro forma consolidated statement of operations and balance sheet are presented as if the REIT conversion, including the special E&P distribution, and the stock option exchange offer had occurred on January 1, 2002. The unaudited pro forma consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion, including the special E&P distribution, and the stock option exchange offer been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of Catellus included in or incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma consolidated statement of operations and balance sheet do not reflect the following estimated one-time items:

•	transaction costs estimated at $15 million.

•	the reversal of net deferred tax liabilities for assets no longer subject to income taxes. The amount is estimated to be $234 million as of January 1, 2004, the projected date of actual REIT election.

•	compensation expense associated with dividends paid on issued but unvested restricted stock.

The pro forma financial results assume that all relevant REIT qualifying tests, as dictated by Internal Revenue Service rules, were met for the entire year. Catellus has not performed these calculations and it is unlikely that certain tests would have been met.

The payment of a quarterly dividend has not been reflected in the pro forma financial results. To qualify as a REIT, at least 90% of taxable income (determined without regard to the dividends paid, deductions and by excluding any net capital gain) is required to be distributed to stockholders.

The effects of lower cash balances attributable to these transactions have not been reflected in interest income, higher financings or foregone development opportunities. These amounts would not be material.

CATELLUS DEVELOPMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Actual	Adjustments		Pro Forma
	(in thousands, except per share data)
Rental properties
Net operating income	$195,392	$—		$195,392
Equity in earnings of operating joint ventures, net	8,277	—		8,277

	203,669	—		203,669

Property sales and fee services
Revenue	139,604	—		139,604
Cost of sales	(89,661)	—		(89,661)

Gain on property sales	49,943	—		49,943
Equity in earnings of development joint ventures, net	29,232	—		29,232

Total gain on property sales	79,175	—		79,175
Management and development fees	7,088	—		7,088
Selling, general and administrative expenses	(25,990)	—		(25,990)
Other, net	16,087	—		16,087

	76,360	—		76,360

Interest expense	(60,188)	—		(60,188)
Depreciation and amortization	(63,149)	—		(63,149)
Corporate administrative costs	(17,705)	—		(17,705)
Gain on non-strategic asset sales	7,264	—		7,264
Other, net	957	(11,653	)(5)	(10,696)

Income before minority interests and income taxes	147,208	(11,653)		135,555
Minority interest	(6,106)	—		(6,106)
Income tax expense	(53,952)	26,648	(3)
		4,661	(5)	(22,643)

Income from continuing operations	87,150	19,656		106,806

Discontinued operations, net of tax	13,506	9,004	(3)	22,510

Net income	$100,656	$28,660		$129,316

Net income per share
Basic	$1.16			$1.41
Assuming dilution	$1.13			$1.38

Average shares outstanding
Basic	86,987	5,024	(1)	92,011
Diluted	89,463	5,024	(1)	93,547
		(170	)(2)
		(770	)(4)

See accompanying notes to unaudited pro forma consolidated financial statements

CATELLUS DEVELOPMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002

	Actual	Adjustments		Pro Forma
	(in thousands)
Assets
Properties, net of accumulated depreciation	$2,048,158	$—		$2,048,158
Other assets and deferred charges, net	273,853	—		273,853
Notes receivable	44,947	—		44,947
Accounts receivable, less allowance	14,211	—		14,211
Assets held for sale	2,760	—		2,760
Restricted cash and investments	36,593	—		36,593
Cash and cash equivalents	274,927	(43,000	)(1)
		35,652	(3)	267,579

Total assets	$2,695,449	$(7,348)		$2,688,101

Liabilities and Stockholders’ Equity
Mortgage and other debt	$1,500,955	$—		$1,500,955
Accounts payable and accrued expenses	117,493	—		117,493
Deferred credits and other liabilities	151,466	11,653	(5)	163,119
Liabilities of assets held for sale	3,233	—		3,233
Deferred income taxes	318,970	(4,661	)(5)	314,309

Total liabilities	2,092,117	6,992		2,099,109

Minority interests	57,363	—		57,363

Stockholders’ Equity
Common stock	1,108	50	(1)	1,158
Paid-in capital	531,362	84,950	(1)	616,312
Treasury stock	(401,082)	—		(401,082)
Accumulated earnings	414,581	(128,000	)(1)
		(6,992	)(5)
		35,652	(3)	315,241

	545,969	(14,340)		531,629

Total liabilities and stockholders’ equity	$2,695,449	$(7,348)		$2,688,101

See accompanying notes to unaudited pro forma consolidated financial statement

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Consolidated Statement of Operations and Balance Sheet

(in thousands, except per share data)

(1)	Special E&P Distribution

The special E&P distribution is presented using Catellus’ estimate of the amount which would have been required to have been made if REIT status were elected as of January 1, 2002, which is $128 million, or $1.48 per share:

		Amount		Per Share*
Cash portion of special E&P distribution—33%		$43,000		$0.50
Stock portion of special E&P distribution—66%		85,000		0.98

		$128,000	**	$1.48

Stock price at 1/1/02	$18.40
Special E&P distribution	(1.48)

Assumed ex-dividend stock price at 1/1/02	$16.92
New shares issued for stock portion ($85,000)	5,024
* Shares outstanding at 1/1/02 equals 86,562
** Estimated E&P distribution at 12/31/03 $ 300,000
Less:2002 and 2003 additions (172,000)
$ 128,000

The effect of the stock portion of the special E&P distribution has been reflected as a decrease in accumulated earnings and an increase to common stock and paid-in capital and is accomplished via new shares issued versus using existing shares held in treasury stock. The new shares issued are added to the weighted number of shares outstanding for the year.

(2)	Adjustment to Remaining Options Outstanding due to Special E&P Distribution

The special E&P distribution noted above will cause an adjustment to the exercise price and number of remaining options outstanding calculated in accordance with FIN 44 to achieve equal intrinsic values to option holders and the same ratio of exercise price to fair market value before and after the transaction. The effect of this change in exercise price and number of options would have an effect on the diluted weighted average shares outstanding as follows:

Options outstanding as of 1/1/02	8,867
Converted to restricted shares (see note (4))	(4,200)

Remaining options outstanding at 1/1/02 subject to FIN 44 adjustment	4,667

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Unaudited Pro Forma Consolidated Statement of Operations and Balance Sheet

(in thousands, except per share data)

	Share Dilution of FIN 44 Adjustment
	Before	After
Average exercise price	$11.85	$10.92	*
1/1/02 remaining options	4,667	4,667
Post option exchange—options outstanding	—	5,095	**
Treasury Method
Hypothetical cash proceeds	$55,304	$55,637
Shares ‘purchased’ at 2002 average market value of $19.23/$17.75***	2,876	3,134
Dilutive shares	1,791	1,961
Change in dilutive effect	—	(170)

*	FMV/average exercise price: before $18.40/11.85 = 1.55; after: $16.92 ($18.40-1.48)/1.55 = $10.92
**	[($18.40—$11.85)/($16.92—$10.92)] x 4667
***	Average 2002 market value of $19.23 less $1.48 special E&P distribution, see note (1) above.

(3)	Income Taxes

As a result of the assumed REIT election on January 1, 2002, income taxes would no longer be payable on certain of our activities. The following activities were considered to be part of the non-taxable activities of a REIT and hence no tax liability was assumed:

•	Rental property operating income;

•	Earnings from operating joint ventures;

•	Sales of rental property assets;

•	Construction of build-to-suit retained in portfolio;

•	Certain lease termination fees;

•	General and administrative costs associated with the above activities;

•	Interest costs associated with the above activity, primarily interest expense on mortgages held;

•	An allocation of interest income on cash balances held; and

•	An allocation of Corporate Administrative costs.

The following activities were considered to be part of a taxable REIT subsidiary. The income from these activities was assumed taxed at 40%:

•	Land sales and built-to-suit-for-sale transactions of the Suburban Commercial, Suburban Residential and Urban groups;

•	Construction of infrastructure;

•	Construction and management fees;

•	Gains on sale of non-strategic (desert) assets;

•	Certain rental operations from interim use and for sale property;

•	Sales, Marketing and Construction management associated with the above activities;

•	General and administrative costs associated with the above activities;

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Unaudited Pro Forma Consolidated Statement of Operations and Balance Sheet

(in thousands, except per share data)

•	An allocation of interest income on cash balances held; and

•	An allocation of Corporate Administrative costs.

The result is a reduction in income tax expense from continuing operations of $26,648 and an elimination of income tax expenses associated with discontinued operations resulting in an increase from discontinued operations of $9,004. The total increase in net income resulting from the income tax reduction would have been $35,652.

(4)	Stock Option Exchange Offer—Effect on share dilution

The effects of the proposed 2000 Plan Amendment described in Proposal 3 in this proxy statement/prospectus have been presented as if 100% of the 4,200 unvested options existing on January 1, 2002 were converted to restricted shares on that date. Using similar methodology to the conversion ratio proposed by Catellus for the shares unvested as of December 1, 2002, this would have resulted in 1,900 restricted shares being issued as replacement awards. The effect on weighted average shares outstanding for 2002 has been calculated as follows using the treasury method of accounting:

Options cancelled
1/1/02 unvested options cancelled	4,200
Average exercise price	$15.33
Cash proceeds	$64,386
Average per share market value in 2002	$19.23
Hypothetical shares ‘purchased’	3,348
Change in dilutive weighted shares(a)	(852)

New restricted shares issued
Unvested restricted shares at 12/31/02	1,900
Market value at 1/1/02	$18.40
Value of unvested shares at 12/31/02	$34,960
Average per share market value in 2002	$19.23
Hypothetical shares ‘purchased’	1,818
Change in dilutive weighted shares(b)	82
Net change in dilutive weighted shares(a) + (b)	(770)

(5)	Stock Option Exchange Offer—Effect on compensation expense

Compensation expense accrued on restricted shares issued is calculated using three-year vesting:

Restricted shares issued on 1/1/02	1,900
Per share market value at 1/1/02	$18.40

Total value of restricted shares	$34,960

Per year compensation expense	$11,653

Income tax expense at 40%	$4,661

SELECTED FINANCIAL DATA

The following table presents a summary of Catellus’ historical consolidated financial data as of the dates and for the periods indicated.

The selected statement of operations presented below for the fiscal years ended December 31, 2000, 2001 and 2002 and the selected balance sheets data as of December 31, 2001 and 2002 have been derived from Catellus’ audited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The statement of operations data presented below for the fiscal years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from Catellus’ audited consolidated financial statements and related notes thereto, which are not incorporated by reference into this proxy statement/prospectus. The information in the following table is not comparable to the operations of Catellus REIT on a going-forward basis following the REIT conversion and thus may not be indicative of Catellus REIT’s future performance.

It is important for you to read the following summary of selected financial data together with Catellus’  “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 86 and with Catellus’ consolidated financial statements and accompanying notes in Catellus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and subsequent Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission, all of which are incorporated by reference into this proxy statement/prospectus.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except per share data)
Statement of Operations Data
Rental properties
Rental revenue	$266,951	$232,106	$203,691	$169,286	$146,011
Property operating costs	(71,559)	(61,704)	(54,468)	(46,054)	(41,071)
Equity in earnings of operating joint ventures, net	8,277	8,833	9,809	10,668	9,368

	203,669	179,235	159,032	133,900	114,308

Property sales and fee services
Sales revenue	139,604	245,804	451,096	347,005	206,441
Cost of sales	(89,661)	(149,698)	(337,755)	(259,157)	(154,903)

Gain on property sales	49,943	96,106	113,341	87,848	51,538
Equity in earnings of development joint ventures, net	29,232	25,978	27,780	10,152	6,627

Total gain on property sales	79,175	122,084	141,121	98,000	58,165
Management and development fees	7,088	6,000	15,460	14,968	16,792
Selling, general and administrative expenses	(25,990)	(26,570)	(45,801)	(31,727)	(22,232)
Other, net	16,087	6,211	(9,351)	(5,495)	(662)

	76,360	107,725	101,429	75,746	52,063

Interest expense	(60,188)	(56,753)	(49,975)	(38,246)	(36,109)
Depreciation and amortization	(63,149)	(51,891)	(45,939)	(38,639)	(33,464)
Corporate administrative costs	(17,705)	(19,256)	(15,675)	(14,760)	(15,303)
Gain on non-strategic asset sales	7,264	3,909	46,279	6,803	18,929
Other, net	957	5,660	940	(4,253)	(184)

Income before minority interests, income taxes, discontinued operations, and extraordinary items.	147,208	168,629	196,091	120,551	100,240
Minority interests	(6,106)	(6,142)	(10,701)	(3,247)	(674)

Income before income taxes, discontinued operations, and extraordinary items	141,102	162,487	185,390	117,304	99,566

Income tax expense
Current	(32,567)	(16,367)	(12,254)	(17,097)	(11,739)
Deferred	(21,385)	(49,499)	(62,556)	(30,351)	(28,366)

	(53,952)	(65,866)	(74,810)	(47,448)	(40,105)

Income from continuing operations	87,150	96,621	110,580	69,856	59,461

Discontinued operations, net of tax
Gain from disposal of discontinued operations	13,748	—	—	—	—
Loss (gain) from discontinued operations	(242)	(100)	427	364	442

Gain (loss) from discontinued operations	13,506	(100)	427	364	442

Income before extraordinary items	100,656	96,521	111,007	70,220	59,903
Extraordinary items	—	—	—	26,652	(25,165)

Net income	$100,656	$96,521	$111,007	$96,872	$34,738

Net income per share—assuming dilution:
Income from continuing operations	$0.97	$0.94	$1.02	$0.64	$0.55
Income from discontinued operations	0.16	—	—	—	—

Before extraordinary items	1.13	0.94	1.02	0.64	0.55
Extraordinary items	—	—	—	0.25	(0.23)

Net income per share after extraordinary items—assuming dilution	$1.13	$0.94	$1.02	$0.89	$0.32

Average number of common shares outstanding—assuming dilution	89,463	102,685	109,017	109,146	109,420

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except percentages)
Balance Sheet Data
Total properties, net	$2,048,158	$1,921,951	$1,705,538	$1,649,171	$1,402,496
Total assets	$2,695,449	$2,415,515	$2,274,416	$1,853,106	$1,623,719
Mortgage and other debt	$1,500,955	$1,310,457	$1,134,563	$875,564	$873,207
Total stockholders’ equity	$545,969	$435,257	$683,245	$590,972	$490,229

Cash Flow Data
Net cash provided by operating activities	$187,146	$341,764	$296,013	$183,864	$120,706
Net cash used in investing activities	$(333,285)	$(267,553)	$(224,161)	$(238,388)	$(275,342)
Net cash provided by (used in) financing activities	$198,371	$(188,074)	$229,296	$36,959	$190,317

Other Operating Data
Buildings owned (square feet)	36,976	30,900	28,756	24,743	19,657
Leased percentage	94.5%	94.4%	95.7%	93.6%	94.9%
Debt to total market capitalization(1)	46.5%	45.1%	37.9%	38.9%	36.4%
Capital investments(2)	$391,411	$448,676	$450,040	$540,024	$459,783

Other Data
Total market capitalization(3)	$3,231,000	$2,903,000	$2,991,000	$2,249,000	$2,402,000

(1)	Represents the ratio of total debt to equity market capitalization (based on the number of common shares outstanding at the end of the period indicated multiplied by the closing stock price for each respective period) plus total debt.
(2)	Represents expenditures for commercial and residential development for projects to be developed and sold or held for rental. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows From Investing Activities” on page 107.
(3)	Represents the number of common shares outstanding multiplied by the closing stock price at the end of the period indicated plus mortgage and other debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Company

Catellus is a publicly traded real estate operating company with a significant portfolio of rental properties and developable land. Catellus specializes in developing, managing, and investing in a broad range of product types including industrial, office, residential, retail, and major urban development projects. Catellus owns a portfolio of rental properties totaling 37.0 million square feet and one of the largest supplies of developable land in the western United States capable of supporting more than 38 million square feet of new commercial development and an estimated 9,300 residential lots and units.

The following is a brief summary of fourth quarter and year-end 2002 activity:

•	Construction completions during the quarter totaled 501,000 square feet in three buildings, at a cost of $115.8 million and a projected return on cost, when the buildings are fully leased, of 12.4 percent. The three buildings, all of which have been added to Catellus’ rental portfolio, are currently 68 percent leased.

•	Construction completions during the year totaled 6.4 million square feet in 21 buildings, at a cost of $345.5 million and a projected return on cost, when the buildings are fully leased, of 11.3 percent. The 21 buildings, all of which have been added to Catellus’ rental portfolio, are currently 86 percent leased.

•	At December 31, 2002, the rental portfolio totaled 37.0 million square feet, which represents a net increase of 6.1 million square feet from December 31, 2001. The net increase to the portfolio during 2002 reflects 6.4 million square feet of development that was completed, 488,000 square feet that was acquired, and 771,000 square feet that was sold during 2002.

•	At December 31, 2002, the rental portfolio occupancy was 94.5 percent, as compared to 94.4 percent at the end of the third quarter 2002, and 94.4 percent at December 31, 2001.

•	For the fourth quarter of 2002, net operating income from the rental portfolio, including equity in earnings of operating joint ventures, increased 14.2 percent to $53.9 million, from $47.2 million for the same period in 2001. For the year 2002, net operating income from the rental portfolio, including equity in earnings of operating joint ventures, increased 13.7 percent to $203.7 million, from $179.2 million for the year 2001.

•	During the fourth quarter of 2002, Catellus completed lease transactions on 556,000 square feet of second-generation space. For the year 2002, Catellus completed lease transactions on 4.1 million square feet of second-generation space at an average rental rate increase of 6.6 percent on a GAAP basis.

•	Construction starts during the fourth quarter of 2002 totaled 1.4 million square feet in three buildings: a 578,000 square foot building in Fontana, California, that will be added to Catellus’ rental portfolio and is leased to Exel Logistics, a 600,000 square foot build-to-suit-for-sale, also in Fontana, for CB Richard Ellis Investors, and a 200,000 square foot build-to-suit-for-sale in Gresham, Oregon, for Staples, Inc.

•	At December 31, 2002, total construction in progress was 4.1 million square feet, of which 1.9 million square feet will be added to the rental portfolio; 1 million square feet will be owned in joint ventures; 845,000 square feet will be sold upon completion; and 330,000 square feet is being developed for a fee on land sold to others.

•	For the 1.9 million square feet that is currently under construction and will be added to Catellus’ rental portfolio upon completion, the projected total cost is $79.3 million. These buildings are 82 percent preleased and, when fully leased, are projected to yield a return on cost of approximately 10.4 percent.

•

Residential lot and home closings during the quarter, in direct sales and through joint ventures, totaled 952. This included 132 lots at Victoria by the Bay in Hercules, California; 175 lots at Serrano in

El Dorado Hills, a suburb of Sacramento, California; 252 lots at The Parkway in Folsom, California, also a suburb of Sacramento; 328 lots at Talega and 65 homes at Talega Village in San Clemente, California.

•	At December 31, 2002, cash of $311.5 million, including $36.6 million of restricted cash.

•	At December 31, 2002, debt to total market capitalization ratio of 46.5 percent.

Lack of Comparability Following the Merger and the REIT Conversion

Because of the impact of taxes, dividends and the change in business focus following the merger and the REIT conversion, we do not believe that the historical results of operations will be comparable to the results of our operations following the REIT conversion. See “—Pro Forma Funds from Operations” on page 114.

Historical Results of Operations

General

Our reportable segments are based on our method of internal reporting, which disaggregates our business by type and before the adjustments for discontinued operations. We have five reportable segments: Asset Management; Suburban, which includes two reportable segments, Commercial and Residential; Urban; and Corporate.

Business Segment Descriptions:

Asset Management:

The Asset Management segment consists of the rental activities of our assets, our share of income from operating joint ventures, and activity related to our desert portfolio. Growth in this segment is attributed primarily to the transfer of property developed by the Suburban-Commercial and Urban segments that we intend to hold and operate. Revenue consists of rental property operations and gains from the sale of rental properties (see  Note 17 of the consolidated financial statements in Catellus’ Form 10-K for the period ended December 31, 2002 for a discussion of discontinued operations).

	Year Ended December 31,			Difference 2002/2001	Difference 2001/2000
	2002	2001	2000
Rental building occupancy (In thousands of square feet, except percentages)
Owned (1)	36,976	30,900	28,756	6,076	2,144
Occupied (1)	34,957	29,183	27,512	5,774	1,671
Occupancy percentage	94.5%	94.4%	95.7%	0.1%	(1.3%)

(1)	New buildings are added to our rental portfolio at the earlier of twelve months after completion of the shell, or commencement of rent on 50% of the space. Space is considered “Occupied” upon commencement of rent.

The table below provides the rental portfolio rental revenue less property operating costs for the year ended December 31, 2002, and square feet by state at December 31, 2002:

Rental Revenue less Property Operating Cost by State

	Industrial		Office		Retail		Total
	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total
	(In thousands, except percentages)
Southern California	$51,468	25.2%	$4,977	2.5%	$2,851	1.3%	$59,296	29.0%
Northern California	27,635	13.5%	11,301	5.5%	6,198	3.0%	45,134	22.0%
Illinois	18,926	9.3%	6,510	3.2%	—	—	25,436	12.5%
Texas	9,123	4.5%	5,816	2.8%	—	—	14,939	7.3%
Colorado	7,505	3.7%	2,626	1.3%	996	0.5%	11,127	5.5%
Maryland	3,106	1.5%	—	—	—	—	3,106	1.5%
Oregon	2,369	1.1%	420	0.2%	318	0.2%	3,107	1.5%
Arizona	2,141	1.0%	—	—	362	0.2%	2,503	1.2%
Ohio	2,393	1.2%	—	—	—	—	2,393	1.2%
Kentucky	972	0.5%	—	—	—	—	972	0.5%
Oklahoma	110	0.1%	—	—	—	—	110	0.1%
Kansas	(4)	—	—	—	—	—	(4)	—

Subtotal	$125,744	61.6%	$31,650	15.5%	$10,725	5.2%	$168,119	82.3%

Ground Leases							21,271	10.4%
Other Properties							6,488	3.2%
Equity in Earnings of Operating Joint Ventures							8,277	4.1%

Total (1)							$204,155	100%

(1) Includes discontinued operations

Square Feet by State
	Industrial		Office		Retail		Total
	Square Feet	% of Total	Square Feet	% of Total	Square Feet	% of Total	Square Feet	% of Total
	(In thousands, except percentages)
Southern California	12,200	33.0%	574	1.5%	176	0.5%	12,950	35.0%
Northern California	5,773	15.6%	808	2.4%	481	1.3%	7,062	19.1%
Illinois	5,921	16.0%	584	1.6%	—	—	6,505	17.6%
Texas	3,264	8.8%	868	2.3%	—	—	4,132	11.2%
Colorado	2,033	5.6%	273	0.7%	100	0.2%	2,406	6.5%
Arizona	1,123	3.0%	—	—	74	0.2%	1,197	3.2%
Ohio	966	2.6%	—	—	—	—	966	2.6%
Kentucky	549	1.5%	—	—	—	—	549	1.5%
Oregon	449	1.2%	57	0.2%	37	0.1%	543	1.5%
Maryland	471	1.3%	—	—	—	—	471	1.3%
Oklahoma	125	0.3%	—	—	—	—	125	0.3%
Kansas	70	0.2%	—	—	—	—	70	0.2%

Total	32,944	89.1%	3,164	8.6%	868	2.3%	36,976	100%

Suburban-Commercial:

The Suburban-Commercial segment acquires and develops suburban commercial business parks for our own account and the account of others. Net income consists primarily of sales gains from development properties sold and construction management, developer, and loan guarantee fees.

The table below provides the development potential, by square feet, of our Suburban-Commercial land portfolio at December 31, 2002:

Project Name	City	December 31, 2002
		Square Feet (in thousands)
Southern California
Kaiser Commerce Center	Fontana	3,214
Crossroads Business Park	Ontario	2,016
Rancho Pacific Distribution Centre	Rancho Cucamonga	318
Pacific Center	Anaheim	44

Subtotal Southern Calif.		5,592

Northern California
Pacific Commons	Fremont	3,634
Duck Creek	Stockton	2,000
Alameda FISC (controlled)	Alameda	1,300	(1)
Spreckels Business Park	Manteca	686
Regatta Business Park	Richmond	89

Subtotal Northern Calif.		7,709

Total California		13,301

Illinois
Minooka	Minooka	2,298	(2)
Internationale Centre	Woodridge	976
Prairie Glen Corporate Campus	Glenview	437	(3)
Joliet	Joliet	370
International Centre West	Romeoville	102

Subtotal Illinois		4,183

Texas
Hobby Business Park	Houston	1,969
Gateway Corporate Center	Coppell	1,120
Stellar Way Business Park	Grand Prairie	814
Gateway East Business Park	Garland	763
Plano	Plano	403
Ft. Worth	Ft. Worth	104

Subtotal Texas		5,173

Other
South Shore Corp. Park	Gresham/Portland, OR	1,111
Circle Point Corporate Center	Westminster, CO	685
Stapleton Business Park	Denver, CO	609
Cedar Grove Business Park	Louisville, KY	545
Santa Fe Industrial Center	Oklahoma, OK	300

Subtotal Other		3,250

Total Outside California		12,606

Total Suburban Commercial Inventory		25,907

(1)	See summary of Alameda, California project under “—Business and Properties—Suburban Commercial Group.”

(2)	Excluded from this balance is approximately 4.8 million square feet under option.

(3)	Included in this balance is 425,000 square feet that is under option.

Suburban-Residential:

The Suburban-Residential segment acquires and develops land primarily for single-family residential property, via direct investment or through joint ventures, and sells lots to homebuilders. This segment also owns an interest in a joint venture that develops senior housing.

The table below provides the development potential, by lots/homes, of our Suburban-Residential land portfolio at December 31, 2002:

	Ownership Interest	Lots/Units at December 31, 2002
Colorado
Vista Range, Commerce City	100%	2,149

Northern California
Alameda—(controlled)	100%	485
Hercules	100%	22
Serrano, Sacramento	50%	1,190
Parkway, Sacramento (multi-family)	50%	538

		2,235

Southern California
Talega Seniors, San Clemente	50%	65
Talega, San Clemente	30%	1,226
West Bluffs, Playa del Rey(1)	100%	114

		1,405

Total		5,789

(1)	We have entitlements for this project; however, the entitlements are being challenged under the California Environmental Quality Act and the California Coastal Act (see “—Business and Properties—Other Items—Legal Proceedings” beginning on page 75).

Urban:

The Urban segment entitles and develops urban mixed-use sites in San Francisco, Los Angeles, and San Diego. The principal active project of the segment is Mission Bay in San Francisco. See “—Business and Properties—General” above for a discussion of the effect of the proposed REIT conversion on the Urban segment.

The table below provides the development potential of our Urban land portfolio as of December 31, 2002:

	R&D, Biotech & Office	CBD Office	Retail/ Entertainment	Residential	Hotel
		(Net Rentable Sq. Ft.)		(Units)	(Rooms)
Mission Bay (SF, CA)	4,537,000	—	548,000	3,263	500
Union Station (LA, CA)	—	5,175,000	675,000	—	—
Santa Fe Depot (SD, CA)	—	1,021,000	270,000	285	—

Total	4,537,000	6,196,000	1,493,000	3,548	500

Corporate:

Corporate consists primarily of administrative costs and interest contra-expense. Corporate interest (contra-expense) represents required capitalized interest, on qualifying assets in the Suburban and Urban segments, in excess of interest directly incurred by these segments. As these qualifying assets are sold, the corresponding capitalized interest is reflected as cost of sales in the Corporate segment or, for those assets transferred to Asset Management, as the assets are placed in service the corresponding interest capitalized is added to the cost basis of the asset and depreciated over the life of the building.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, allowances for doubtful accounts, environmental and legal reserves, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue recognition

Our revenue is primarily derived from two sources: rental revenue from our rental portfolio and property sales.

Rental revenue is recognized when due from tenants. Revenue from leases with rent concessions or fixed escalations is recognized on a straight-line basis over the initial term of the related lease. The financial terms of leases are contractually defined. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

Revenue from sales of properties is recognized using the accrual method. If a sale does not qualify for the accrual method of recognition, other deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, we retain the right to repurchase property from the buyer at a specified price. These sales are not recognized until our right to repurchase expires. In other instances, when we receive an inadequate cash down payment and take a promissory note for the balance of the sale price, sale is deferred until such time as sufficient cash is received to meet minimum down payment requirements. Also, in general, specific identification and relative sales value methods are used to determine the cost of sales. Management estimates of future costs to complete infrastructure are included in cost of sales. A change in circumstances that causes the estimate of future costs to increase or decrease significantly would affect the gain or loss recognized on future sales.

Impairment of real estate assets

We assess the impairment of a real estate asset when events or changes in circumstances indicate that the net book value may not be recoverable. Indicators we consider important which could trigger an impairment review include the following:

•	significant negative industry or economic trend;

•	a significant underperformance relative to historical or projected future operating results;

•	a significant change in the manner in which an asset is used; and

•	an accumulation of costs significantly in excess of the amount originally expected to construct an asset.

Real estate is stated at the lower of cost or estimated fair value using the methodology described as follows: (a) for operating properties and properties held for investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its net book value; and (b) for properties held for sale, a write-down to estimated fair value is recorded when we determine that the net book value exceeds the estimated selling price less cost to sell. These evaluations are made on a property-by-property basis. When we determine that the net book value of an asset may not be recoverable based upon the estimated undiscounted cash flow, we measure any impairment write-down based on a projected discounted cash flow method using an estimated market discount rate. When performing impairment review, we consider capitalized interest and other expenses as costs of development in costs projections; value from comparable property sales will also be considered. The evaluation of future cash flows, discount rates, and fair value of individual properties requires significant judgment and assumptions, including estimates of market value, lease terms, development absorption, development costs, lease up costs, and financings. Significant adverse changes in circumstances affecting these judgments and assumptions in future periods could cause a significant impairment adjustment to be recorded.

Capitalization of costs

We capitalize direct construction and development costs, including predevelopment costs, property taxes, insurance, and certain indirect project costs, including a portion of our general and administrative costs that are associated with the acquisition, development, or construction of a project. Interest is capitalized in accordance with Financial Accounting Standards Board Statement No. 34. Costs previously capitalized related to any abandoned development opportunities are written off, if we determine such costs will not provide any future benefits. Should development activity decrease, a portion of interest, property taxes, insurance, and certain general and administrative costs would no longer be eligible for capitalization and would be expensed as incurred.

Allowance for doubtful accounts

We make estimates with respect to the collectability of our receivables and provide for doubtful accounts based on several factors, including our estimate of collectability and the age of the outstanding balances. Our estimate of collectability is based on our contacts with the debtors, collection agencies, our knowledge of the debtors’ credit and financial condition, debtors’ payment terms, and current economic trends. If a debtor becomes insolvent or files for bankruptcy, we provide an allowance for the entire outstanding amount of the debtors receivable. Significant judgments and estimates must be made and used in connection with establishing allowances in any accounting period. Material differences may result in the amount and timing of our allowances for any period if adverse general economic conditions cause widespread financial difficulties among our tenants.

Environmental and legal reserves

We incur ongoing environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties. We maintain a reserve for estimated costs of environmental remediation to be incurred in connection with operating properties and properties previously sold; these reserves, when established, are expensed. Costs relating to undeveloped land are capitalized as part of development costs, and costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold; these costs are anticipated to be incurred over a period of twenty years. Our estimates are developed based on reviews that took place over many years based upon then-prevailing law and identified site conditions. Because of the breadth of our portfolio, and past sales, we are unable to review each property extensively on a regular basis. Such estimates are not precise and are always subject to the availability of further information about the prevailing conditions at the site, the future requirements of regulatory agencies, and the availability and ability of other parties to pay some or all of such costs. Should a previously undetected, substantial environmental hazard be found on our properties, significant liquidity could be consumed by the resulting clean up requirements, and a material expense may be recorded.

We are a party to a number of legal actions arising in the ordinary course of business. We cannot predict with certainty the final outcome of the proceedings. Where appropriate, we have established reserves for potential liabilities related to legal actions or threatened legal actions. Environmental and legal reserves are established based on estimates and probabilities of the occurrence of events and therefore are subject to revision from time to time. Should the circumstances affecting these estimates change significantly, a material expense would be recognized.

Income taxes

As part of the process of preparing our consolidated financial statements, significant management judgment is required to estimate our income taxes. Our estimates are based on interpretation of tax laws. We estimate our actual current tax due and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Adjustments may be required by a change in assessment of our deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period we would include the adjustments within the tax provision in the statement of operations and/or balance sheet. Any applicable interest charges would be recorded as an expense. These adjustments could materially impact our statement of operations and liquidity.

New Accounting Standards

Effective January 1, 2002, we adopted Financial Accounting Standards Board, or FASB, Statement No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” which addresses financial accounting and reporting for the impairment and disposal of long-lived assets. In general, sales of rental property (a) not sold subject to an initial tenant purchase option or (b) explicitly built with the intention of selling, but not sold within two years of completion, are referred to as “Investment Properties” and classified as discontinued operations. Therefore, as required, gain or loss attributed to the operations and sale of Investment Properties sold or held for sale is presented in the statement of operations as discontinued operations, net of applicable income tax. Prior period statements of operations have been reclassified to reflect as discontinued operations the gain or loss related to Investment Properties that were sold or held for sale and presented as discontinued operations during the year ended December 31, 2002. Additionally, all periods presented will likely require further reclassification in future periods as additional, similar sales of Investment Properties occur.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (see Note 15, Commitments and Contingencies, to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002, for required disclosure).

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure—An Amendment of Statement of Financial Accounting Standards No. 123. As of December 31, 2002, the Company has not elected the fair value recognition provisions of SFAS No. 123 (see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002, for required disclosure).

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires that any entity meeting certain rules relating to a company’s equity investment risk and level of financial control be consolidated as a variable interest entity. The statement is applicable to all variable interest entities created or acquired after January 31, 2003, and the first interim period beginning after June 15, 2003, for variable interest entities in which the Company holds a variable interest that is acquired before February 1, 2003. We plan on adopting FIN 46 in the time frames as required by the statement. Management expects no significant effect on our financial position, results of operations or cash flows as a result of the initial adoption of this standard in regard to existing variable interest entities; however, newly formed entities in 2003 could meet these requirements and will be recorded as appropriate.

Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes accompanying Catellus’ Form 10-K for the period ended December 31, 2002. This discussion and analysis covers our five business segments: Asset Management; Suburban, which includes a Commercial and Residential division; Urban; and Corporate.

Below is a summary of Net income by segment for the Year Ended December 31, 2002:

	Asset Management	Suburban
		Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$267,807	$—	$—	$—	$—	$267,807
Property operating costs	(71,929)	—	—	—	—	(71,929)
Equity in earnings of operating joint ventures, net	8,277	—	—	—	—	8,277

	204,155	—	—	—	—	204,155

Property sales and fee services:
Gain on property sales	28,928	10,277	30,245	3,346	(601)	72,195
Equity in earnings of development joint ventures, net	—	—	33,063	—	(3,831)	29,232
Management and development fees	42	2,973	1,516	2,557	—	7,088
Selling, general and administrative expenses	(1,185)	(9,576)	(8,316)	(6,913)	—	(25,990)
Other, net	10,691	(550)	6,075	(129)	—	16,087

	38,476	3,124	62,583	(1,139)	(4,432)	98,612

Interest expense	(78,831)	—	—	—	18,055	(60,776)
Depreciation and amortization	(59,170)	(673)	(182)	(1,065)	(2,349)	(63,439)
Corporate administrative costs	—	—	—	—	(17,705)	(17,705)
Gain on non-strategic asset sales	7,264	—	—	—	—	7,264
Other, net	—	—	—	—	957	957
Minority interests	(6,106)	—	—	—	—	(6,106)
Income taxes	(40,455)	(937)	(23,848)	842	2,092	(62,306)

Net income (loss)	$65,333	$1,514	$38,553	$(1,362)	$(3,382)	$100,656

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

Below is a summary of Net income by segment for the Year Ended December 31, 2001:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$234,881	$—	$—	$—	$—	$234,881
Property operating costs	(62,663)	—	—	—	—	(62,663)
Equity in earnings of operating joint ventures, net	8,833	—	—	—	—	8,833

	181,051	—	—	—	—	181,051

Property sales and fee services:
Gain on property sales	41,074	24,790	18,305	12,456	(519)	96,106
Equity in earnings of development joint ventures, net	—	9	27,670	—	(1,701)	25,978
Management and development fees	145	3,679	1,394	782	—	6,000
Selling, general and administrative expenses	(1,235)	(9,607)	(11,379)	(4,349)	—	(26,570)
Other, net	5,518	(179)	(3,868)	4,716	—	6,187

	45,502	18,692	32,122	13,605	(2,220)	107,701

Interest expense	(75,110)	(7)	—	(684)	17,656	(58,145)
Depreciation and amortization	(47,925)	(514)	(311)	(1,853)	(1,855)	(52,458)
Corporate administrative costs	—	—	—	—	(19,256)	(19,256)
Gain on non-strategic asset sales	3,909	—	—	—	—	3,909
Other, net	—	—	—	—	5,660	5,660
Minority interests	(6,059)	—	(83)	—	—	(6,142)
Income taxes	(41,091)	(7,366)	(12,861)	(4,487)	6	(65,799)

Net income (loss)	$60,277	$10,805	$18,867	$6,581	$(9)	$96,521

Below is a summary of Net income by segment for the Year Ended December 31, 2000:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$206,762	$—	$—	$—	$—	$206,762
Property operating costs	(55,272)	—	—	—	—	(55,272)
Equity in earnings of operating joint ventures, net	9,809	—	—	—	—	9,809

	161,299	—	—	—	—	161,299

Property sales and fee services:
Gain on property sales	42,913	16,536	53,892	—	—	113,341
Equity in earnings of development joint ventures, net	—	13	27,767	—	—	27,780
Management and development fees	11,814	999	1,498	1,149	—	15,460
Selling, general and administrative expenses	(8,903)	(9,643)	(25,007)	(2,248)	—	(45,801)
Other, net	2,353	524	(12,209)	(19)	—	(9,351)

	48,177	8,429	45,941	(1,118)	—	101,429

Interest expense	(57,832)	(4)	(546)	(1,153)	8,571	(50,964)
Depreciation and amortization	(42,090)	(747)	(108)	(1,684)	(1,876)	(46,505)
Corporate administrative costs	—	—	—	—	(15,675)	(15,675)
Gain on non-strategic asset sales	46,279	—	—	—	—	46,279
Other, net	—	—	—	—	940	940
Minority interests	(6,347)	—	(4,354)	—	—	(10,701)
Income tax expense	(60,320)	(3,098)	(16,517)	1,596	3,244	(75,095)

Net income (loss)	$89,166	$4,580	$24,416	$(2,359)	$(4,796)	$111,007

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

Variance Year Ended December 31, 2002 vs. Year Ended December 31, 2001:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$32,926	$—	$—	$—	$—	$32,926
Property operating costs	(9,266)	—	—	—	—	(9,266)
Equity in earnings of operating joint ventures, net	(556)	—	—	—	—	(556)

	23,104	—	—	—	—	23,104

Property sales and fee services:
Gain on property sales	(12,146)	(14,513)	11,940	(9,110)	(82)	(23,911)
Equity in earnings of development joint ventures, net	—	(9)	5,393	—	(2,130)	3,254
Management and development fees	(103)	(706)	122	1,775	—	1,088
Selling, general and administrative expenses	50	31	3,063	(2,564)	—	580
Other, net	5,173	(371)	9,943	(4,845)	—	9,900

	(7,026)	(15,568)	30,461	(14,744)	(2,212)	(9,089)

Interest expense	(3,721)	7	—	684	399	(2,631)
Depreciation and amortization	(11,245)	(159)	129	788	(494)	(10,981)
Corporate administrative costs	—	—	—	—	1,551	1,551
Gain on non-strategic asset sales	3,355	—	—	—	—	3,355
Other, net	—	—	—	—	(4,703)	(4,703)
Minority interests	(47)	—	83	—	—	36
Income taxes	636	6,429	(10,987)	5,329	2,086	3,493

Net income (loss)	$5,056	$(9,291)	$19,686	$(7,943)	$(3,373)	$4,135

Variance Year Ended December 31, 2001 vs. Year Ended December 31, 2000:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$28,119	$—	$—	$—	$—	$28,119
Property operating costs	(7,391)	—	—	—	—	(7,391)
Equity in earnings of operating joint ventures, net	(976)	—	—	—	—	(976)

	19,752	—	—	—	—	19,752

Property sales and fee services:
Gain on property sales	(1,839)	8,254	(35,587)	12,456	(519)	(17,235)
Equity in earnings of development joint ventures, net	—	(4)	(97)	—	(1,701)	(1,802)
Management and development fees	(11,669)	2,680	(104)	(367)	—	(9,460)
Selling, general and administrative expenses	7,668	36	13,628	(2,101)	—	19,231
Other, net	3,165	(703)	8,341	4,735	—	15,538

	(2,675)	10,263	(13,819)	14,723	(2,220)	6,272

Interest expense	(17,278)	(3)	546	469	9,085	(7,181)
Depreciation and amortization	(5,835)	233	(203)	(169)	21	(5,953)
Corporate administrative costs	—	—	—	—	(3,581)	(3,581)
Gain on non-strategic asset sales	(42,370)	—	—	—	—	(42,370)
Other, net	—	—	—	—	4,720	4,720
Minority interests	288	—	4,271	—	—	4,559
Income tax expense	19,229	(4,268)	3,656	(6,083)	(3,238)	9,296

Net income (loss)	$(28,889)	$6,225	$(5,549)	$8,940	$4,787	$(14,486)

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

The following is a schedule of the largest ten tenants of our rental portfolio, based on GAAP rents, at December 31, 2002:

Customer Name	State	Type of Product Leased	% of Total Base Rent as of December 31, 2002
The Gap	CA	Office	6.8%
APL Logistics, Inc	CA, IL, KY, TX	Industrial	4.7%
Ford Motor Company	CA, CO, TX	Industrial	2.2%
Kellogg’s USA, Inc.	CA, IL, CO	Industrial	2.0%
J.C. Penney Company	TX	Office	2.0%
Exel Corporation	CA	Industrial	1.9%
Home Depot USA, Inc.	CA	Industrial/Retail	1.6%
Gillette Company	CA, IL	Industrial	1.4%
MCI Telecommunications(1)	CA, WA, IL, MN, TX, OK, OR	Office/Ground Leases	1.4%
Office Depot, Inc.	CA	Industrial/Retail	1.3%

(1)	Catellus has ten leases with MCI WORLDCOM Communications, Inc. or its affiliates (“MCI”). On July 21, 2002, a group of MCI Companies filed for Chapter 11 reorganization. Pursuant to an order of the United States Bankruptcy Court, the MCI Companies have until September 22, 2003, to assume or reject the leases, but they remain obligated under the Bankruptcy Code to continue to perform their obligations under each lease in a timely manner pending the assumption or rejection of that lease. MCI has stated its intention to file a Chapter 11 plan by April 15, 2003, and will reduce some of the leased space.

Rental Revenue less Property Operating Costs

Rental revenue less property operating costs has increased since 2000 primarily because of additions of buildings, new ground leases, and rental increases from renewals on Same Space (as defined below), partially offset by properties sold. We added a net 6.1 million square feet in 2002, 2.1 million square feet in 2001, and 4.0 million square feet in 2000 to our rental portfolio. Rental revenue less operating costs for 2002, 2001, and 2000, are summarized as follows:

	Year Ended December 31,		Difference 2002/2001	Year Ended December 31,		Difference 2001/2000
	2002	2001		2001	2000
	(In thousands)
Rental revenue less operating costs:
Same space(1)	$136,494	$132,212	$4,282	$110,760	$110,007	$753
Properties added to portfolio	31,768	13,458	18,310	34,084	14,144	19,940
Properties sold from portfolio	591	3,852	(3,261)	1,784	6,599	(4,815)
Ground leases	27,025	22,696	4,329	25,590	20,740	4,850

Total(2)(3)	$195,878	$172,218	$23,660	$172,218	$151,490	$20,728

(1)	Same Space properties were owned and operated for the entire current year and the entire immediate preceding year.

(2)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

(3)	Generally accepted accounting principles require rental revenue to be recognized in a straight-line basis over the initial term of the related lease. Revenue recognized may differ from cash collected from the related lease.

Although we do not expect substantial changes in rental income from our Same Space rental portfolio, we expect growth in overall portfolio rental income will result primarily from new properties we will add to our rental portfolio over time.

The increase in rental revenue less operating costs of $23.7 million in 2002 is primarily attributable to $22.6 million from the additions of buildings and new ground leases and $4.3 million from Same Space, due to higher average rental rates from renewals, partially offset by a $3.3 million decrease from properties sold.

The increase in rental revenue less operating costs of $20.7 million in 2001 is primarily attributable to $24.8 million from the additions of buildings and new ground leases and $0.8 million from Same Space, due to higher average rental rates from renewals, partially offset by a $4.8 million decrease from properties sold.

Equity in Earnings of Operating Joint Ventures

Equity in earnings of operating joint ventures, net, decreased by $0.6 million and $1 million in 2002, and 2001, respectively. The decrease in 2002 was primarily because of lower occupancies in hotels owned by two joint ventures. The decrease in 2001 was primarily because of higher interest expense due to a refinancing at a joint venture in 2000 and lower occupancies in hotels owned by two joint ventures in 2001 (see section entitled “—Variability in Results”).

Gain on Property Sales

Year Ended December 31, 2002

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building Sales
Sales Proceeds	$34,211	$—	$—	$—	$—	$34,211
Cost of Sales	(12,534)	—	—	—	—	(12,534)

Gain	21,677	—	—	—	—	21,677

Land/Lot Sales
Sales Proceeds	—	52,563	57,054	14,500	—	124,117
Cost of Sales	—	(42,932)	(28,113)	(11,154)	—	(82,199)

Gain	—	9,631	28,941	3,346	—	41,918

Ground Lease and Other Sales
Sales Proceeds	8,973	403	2,053	—	—	11,429
Cost of Sales	(1,722)	243	(749)	—	(601)	(2,829)

Gain (loss)	7,251	646	1,304	—	(601)	8,600

Total sales proceeds	43,184	52,966	59,107	14,500	—	169,757
Total cost of sales	(14,256)	(42,689)	(28,862)	(11,154)	(601)	(97,562)

Total gain (loss) on property sales	$28,928	$10,277	$30,245	$3,346	$(601)	$72,195

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

Year Ended December 31, 2001

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$37,898	$40,697	$9,621	$—	$—	$88,216
Cost of Sales	(13,388)	(29,846)	(8,078)	—	—	(51,312)

Gain	24,510	10,851	1,543	—	—	36,904

Land/Lot Sales
Sales Proceeds	—	34,989	38,886	49,793	—	123,668
Cost of Sales	—	(21,050)	(22,297)	(37,337)	—	(80,684)

Gain	—	13,939	16,589	12,456	—	42,984

Ground Lease and Other sales
Sales Proceeds	33,920	—	—	—	—	33,920
Cost of Sales	(17,356)	—	173	—	(519)	(17,702)

Gain (loss)	16,564	—	173	—	(519)	16,218

Total sales proceeds	71,818	75,686	48,507	49,793	—	245,804
Total cost of sales	(30,744)	(50,896)	(30,202)	(37,337)	(519)	(149,698)

Total gain (loss) on property sales	$41,074	$24,790	$18,305	$12,456	$(519)	$96,106

Year Ended December 31, 2000

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$72,057	$33,741	$254,864	$—	$—	$360,662
Cost of Sales	(35,743)	(31,546)	(217,171)	—	—	(284,460)

Gain	36,314	2,195	37,693	—	—	76,202

Land/Lot Sales
Sales Proceeds	—	35,210	37,958	—	—	73,168
Cost of Sales	—	(20,869)	(21,759)	—	—	(42,628)

Gain	—	14,341	16,199	—	—	30,540

Ground Lease and Other Sales
Sales Proceeds	17,266	—	—	—	—	17,266
Cost of Sales	(10,667)	—	—	—	—	(10,667)

Gain	6,599	—	—	—	—	6,599

Total sales proceeds	89,323	68,951	292,822	—	—	451,096
Total cost of sales	(46,410)	(52,415)	(238,930)	—	—	(337,755)

Total gain on property sales	$42,913	$16,536	$53,892	$—	$—	$113,341

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 for reconciliation to Statement of Operations format.

Variance Year Ended December 31, 2002 vs. Year Ended December 31, 2001

	Asset Management	Suburban		Urban	Corporate	Total
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$(3,687)	$(40,697)	$(9,621)	$—	$—	$(54,005)
Cost of Sales	854	29,846	8,078	—	—	38,778

Gain	(2,833)	(10,851)	(1,543)	—	—	(15,227)

Land/Lot Sales
Sales Proceeds	—	17,574	18,168	(35,293)	—	449
Cost of Sales	—	(21,882)	(5,816)	26,183	—	(1,515)

Gain	—	(4,308)	12,352	(9,110)	—	(1,066)

Ground Lease and Other Sales
Sales Proceeds	(24,947)	403	2,053	—	—	(22,491)
Cost of Sales	15,634	243	(922)	—	(82)	14,873

Gain (loss)	(9,313)	646	1,131	—	(82)	(7,618)

Total sales proceeds	(28,634)	(22,720)	10,600	(35,293)	—	(76,047)
Total cost of sales	16,488	8,207	1,340	26,183	(82)	52,316

Total gain (loss) on property sales	$(12,146)	$(14,513)	$11,940	$(9,110)	$(82)	$(23,911)

Variance Year Ended December 31, 2001 vs. Year Ended December 31, 2000

	Asset Management	Suburban		Urban	Corporate	Total
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$(34,159)	$6,956	$(245,243)	$—	$—	$(272,446)
Cost of Sales	22,355	1,700	209,093	—	—	233,148

Gain	(11,804)	8,656	(36,150)	—	—	(39,298)

Land/Lot Sales
Sales Proceeds	—	(221)	928	49,793	—	50,500
Cost of Sales	—	(181)	(538)	(37,337)	—	(38,056)

Gain	—	(402)	390	12,456	—	12,444

Ground Lease and Other Sales
Sales Proceeds	16,654	—	—	—	—	16,654
Cost of Sales	(6,689)	—	173	—	(519)	(7,035)

Gain	9,965	—	173	—	(519)	9,619

Total sales proceeds	(17,505)	6,735	(244,315)	49,793	—	(205,292)
Total cost of sales	15,666	1,519	208,728	(37,337)	(519)	188,057

Total gain (loss) on property sales	$(1,839)	$8,254	$(35,587)	$12,456	$(519)	$(17,235)

During 2002, we sold six operating properties totaling 769,000 square feet of building space, closed on the sale of improved land capable of supporting 3.8 million square feet of commercial development, and sold 1,038.7 acres of ground leases. During 2001, we sold seven existing operating properties and four newly completed commercial buildings totaling 1.1 million square feet, sold improved land capable of supporting 6.8 million square feet of commercial development, sold 1,108.2 acres of ground leases, and sold 5.1 acres of Urban land. During 2000, we sold eleven existing operating properties and three newly completed commercial buildings totaling 2.1 million square feet, closed on the sale of improved land capable of supporting 8.5 million square feet of commercial development, and sold 1,035 acres of ground leases (see “—Variability in Results”).

For the year ended December 31, 2002, we also closed on the sales of 456 residential lots, as compared to 396 residential lots and 55 homes during the same period in 2001. For the year ended December 31, 2000, the gain from Suburban-Residential segment included $13.4 million from the sale of our home-building assets to a limited liability company formed in 2000 managed by Brookfield Homes of California, Inc. (“BHC, LLC”), $10.2 million from the closing of an 80-lot site in San Francisco, and $30.3 million resulting primarily from the closings of 512 lots and 347 homes (see “—Variability in Results”).

In addition, the gain for 2002 and 2001 from Suburban-Residential segment included $2.1 million and $1.1 million, respectively, of our portion of profit participation related to certain properties that were sold in the prior year (see “—Variability in Results”).

Equity in Earnings of Development Joint Ventures, Net

Our Equity in Earnings of Development Joint Ventures, net is generated from our Suburban-Residential investments. The tables below summarize our share of the activities of joint ventures for the years ended December 31, 2002, 2001, and 2000. The increase in 2002, as compared to 2001, in our gain from sales is primarily because of an increase in sales volume, partially offset by the sale of our investment interest in Brookfield joint venture during 2001. The decrease in 2001 as compared to 2000, in our gain from sales is primarily because of lower sales volumes from Serrano and Talega, partially offset by gain from new joint ventures Parkway and Talega Village (see “—Variability in Results”). As we have not entered into any significant new joint ventures in 2002, nor are many new investments anticipated, the Equity in Earnings of Development Joint Ventures, net will likely decline beyond 2003.

	Year ended December 31, 2002				Year Ended December 31, 2001				Year ended December 31, 2000
Projects	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)
Brookfield	—	$—	$—	$—	524	$77,013	$(62,611)	$14,402	306	$130,383	$(120,253)	$10,130
Talega Village	118	64,973	(60,538)	4,435	100	51,359	(48,566	2,793	—	—	—	—
Serrano	940	73,852	(66,955)	6,897	53	35,915	(34,389)	1,526	874	87,297	(74,969)	12,328
Talega	772	78,143	(73,111)	5,032	109	34,855	(30,945)	3,910	867	98,843	(93,534)	5,309
Parkway	822	61,259	(48,391)	12,868	190	16,260	(12,922)	3,338	—	—	—	—
Other	—	—	—	—	—	9	—	9	—	13	—	13

Total	2,652	$278,227	$(248,995)	$29,232	976	$215,411	$(189,433)	$25,978	2,047	$316,536	$(288,756)	$27,780

Management and Development Fees

Management and development fees primarily consist of fees earned related to development and construction management services provided to third parties as well as our joint venture projects. The increase in 2002 was primarily because of new fees included in 2002 from development management activities commenced in September 30, 2001, related to a new joint venture development at the Mission Bay project of $2.6 million, management fees related to two build-to-suit construction management contracts of $1.4 million, construction management fees related to investments in three unconsolidated joint ventures in Colorado of $1 million, and management fees from a joint venture project of $0.7 million. The decrease in management fees of $9.5 million in 2001, as compared to 2000, was primarily due to the expiration of the contract to manage and sell the non-railroad real estate assets of a major railroad company, partially offset by an increase in development and management fees related to a construction management contract with a ground lease lessee.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.6 million in 2002 primarily due to employee-related expenses and legal expenses. Selling, general and administrative expenses decreased $19.2 million in 2001 primarily due to the decreased number of employees related to the sale of our home-building assets to BHC, LLC, in 2000.

Other

“Other” consists primarily of interest income, lease termination fees, expense of previously capitalized costs, and other miscellaneous expenses. For the year ended December 31, 2002, “Other” included interest income of $9.4 million, which is $1 million lower than 2001, because of lower short-term investments and lower interest rates; also included in 2002, were $8.3 million in lease termination fees. For the year ended December 31, 2001, “Other” included interest income of $10.4 million, which is $3.8 million higher than that of the same periods in 2000, because of higher short-term investments and higher interest rates; also included in 2001, were $3.4 million in lease termination fees, the expense of certain predevelopment costs previously capitalized of $2.5 million, and expenses related to costs overruns on a fixed price construction contract of $5.1 million. For the year ended December 31, 2000, “Other” included $11.8 million of expenses related to costs overruns on a fixed price construction contract and $2 million from a note receivable write-off; also included in 2000 was $6.6 million of interest income from short-term investments.

Interest

Following is a summary of interest:

	Year Ended December 31,			Difference	Difference
	2002	2001	2000	2002/2001	2001/2000
	(In thousands)
Total interest incurred	$85,156	$83,623	$69,620	$1,533	$14,003
Interest capitalized	(24,380)	(25,478)	(18,656)	1,098	(6,822)

Interest expensed	60,776	58,145	50,964	2,631	7,181
Less discontinued operations	(588)	(1,392)	(989)	804	(403)

Total interest expense	$60,188	$56,753	$49,975	$3,435	$6,778

Interest incurred increased $1.5 million and $14 million for the years ended December 31, 2002 and 2001, respectively, primarily because of higher average debt balance as a result of additional debt placed on the newly completed operating rental properties. The changes in capitalized interest in 2002 and 2001, were because of changes in development activities.

Depreciation and Amortization Expense

The increases in depreciation and amortization expense of $11 million and $6 million in 2002 and 2001, respectively, are primarily attributable to the new buildings added to the portfolio. In 2002 and 2001, we added 6.1 million net square feet and 2.1 million net square feet of building space, respectively, to our portfolio. The added buildings resulted in incremental depreciation expense of $8.1 million and $4.1 million in 2002 and 2001, respectively. In addition, in 2002 we recorded a charge of $2.1 million related to assets placed in service in prior periods but not depreciated.

Corporate Administrative Costs

        Corporate administrative costs consist primarily of general and administrative expenses. General and administrative expenses decreased by $1.6 million in 2002 but increased $3.6 million in 2001. The decrease in 2002 was primarily because of decreases in employee related expenses and marketing expenses. The increase in 2001 was primarily because of increases in employee related expenses.

Gain on Non-Strategic Asset Sales

Gain on sales of non-strategic assets increased $3.4 million in 2002 but decreased $42.4 million in 2001, primarily because of higher sales of remaining desert property in 2002. The decrease in 2001 was primarily because of a significant sale of desert land that was ultimately transferred to the federal government in 2000. We estimate the gain on non-strategic asset sales in 2003 to increase slightly over that of 2002; however, because the non-strategic asset inventory is depleting, we expect future gain on non-strategic asset sales to decrease over time (see section entitled “—Variability in Results”).

Other

“Other” consists primarily of interest income, consulting fees, legal reserve, and other miscellaneous expenses. For the year ended December 31, 2002, “Other” included interest income of $0.4 million, which is $12.8 million lower than that of the same periods in 2001 because of lower short-term investments as well as lower interest rates; “Other” also included a reduction in legal reserve of $0.9 million in 2002. For the year ended December 31, 2001, “Other” included interest income of $13.2 million, which is $8.6 million higher than that of the same periods in 2000 because of higher short-term investments as well as higher interest rates.

Minority Interests

In 1999, we formed a subsidiary REIT for financing purposes and sold 10% of this subsidiary’s stock to minority investors. This subsidiary is consolidated for financial reporting purposes. Subsequently to December 31, 2002, the subsidiary REIT acquired the 10% interest of the minority investors, and accordingly the subsidiary REIT became a wholly owned subsidiary.

Income taxes

Income taxes decreased $3.5 million and $9.3 million in 2002 and 2001, respectively. These changes are the results of property donations at fair market value in 2002, changes in pre-tax income primarily attributed to rental income, gains from property sales, and gains on non-strategic asset sales in 2001. Property donation at fair value reflects property conveyances that qualify as charitable contributions for tax purposes. The difference between the fair value and book basis of the properties conveyed represents a tax deduction that results in a permanent reduction in income tax. The effect of deducting the excess of fair value of property over the book basis was a reduction in the effective tax rate of approximately 2% for the year ended December 31, 2002.

	Year Ended December 31,			Difference		Difference
	2002	2001	2000	2002/2001		2001/2000
	(In thousands)
Income before income taxes and discontinued operations	$162,962	$162,320	$186,102	$642		$(23,782)

Income taxes:
Current taxes	$32,417	$16,300	$12,539	$16,117		$3,761
Deferred taxes	29,889	49,499	62,556	(19,610)		(13,057)

Income tax expense	$62,306	$65,799	$75,095	$(3,493)		$(9,296)

Total tax:
Current tax rate	19.9%	10.0%	6.7%	9.9%		3.3%
Deferred tax rate	18.3%	30.5%	33.6%	(12.2%	)	(3.1% )

Tax rate	38.2%	40.5%	40.3%	(2.3%	)	0.2%

        Current tax rates increased in 2002, as compared to 2001, primarily due to fewer tax-deferred property exchanges, a decrease in the amount of stock options exercised and lower interest rates. Current tax rates increased in 2001, as compared to 2000, primarily due to fewer tax-deferred property exchanges and fewer tax credits in 2001. Gains from tax-deferred exchange property sales are recognized for financial reporting purposes but the associated tax liability is not incurred for tax purposes until the replacement property is sold. All of our net operating loss carry forwards have been used. We estimate current tax rates to be above 2002 levels; however, we anticipate that the overall tax rate in 2003 will be lower than the overall tax rate in 2002.

Accordingly, deferred taxes decreased in 2002, as compared to 2001, and in 2001, as compared to 2000, primarily due to decreases in the number of tax-deferred property exchanges. The decrease in 2002 also reflects fewer stock options exercised in 2002 compared to 2001.

The calculation of current taxes due involves the use of many estimates that are not finalized and adjusted until our final tax returns are filed, usually in September of the following year. Consequently, actual taxes paid in regard to any given year will differ from the amounts shown above; however, the differences have historically not been material, and are not expected to be material in the future.

Variability in Results

Although our rental properties provide relatively stable operating results, our earnings from period to period will be affected by the nature and timing of acquisitions and sales of property. Many of our projects require a lengthy process to complete the development cycle before they are sold. Also, sales of assets are difficult to predict given fluctuating economic conditions and are generally subject to lengthy negotiations and contingencies that need to be resolved before closing. These factors may tend to “bunch” income in particular periods rather than producing a more even pattern throughout the year or from year to year. In addition, gross margins may vary significantly as the mix of property varies. The cost basis of the properties sold varies because (i) properties have been owned for varying periods of time; (ii) properties are owned in various geographical locations; and (iii) development projects have varying infrastructure costs and build-out periods.

Liqui dity and Capital Resources

Off-balance sheet arrangements, contractual obligations and commitments

We have the following off-balance sheet arrangements, contractual obligations, and commitments, which are disclosed in various sections of the consolidated financial statements (and accompanying notes) in Catellus’ Form 10-K for the period ended December 31, 2002, and elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. They exist in the following areas:

•	Unconsolidated real estate joint ventures:

Capital contribution requirements

Debt and debt service guarantees

•	Surety bonds, standby letters of credit and commitments

•	Executed contracts for construction and development activity

Unconsolidated real estate joint ventures—capital contribution requirements

We have investments in twelve unconsolidated real estate joint ventures. Four of the joint ventures are development for investment or sale. We use the equity method of accounting for all of our investments in unconsolidated joint ventures.

        We are required to make additional capital contributions to two of the unconsolidated joint ventures should additional capital contributions be necessary to fund excess costs or operating shortfall. One of the joint ventures requires capital contributions if actual development costs exceed the approved project development budget. The development budget is approximately $252.5 million and will be funded as follows: $165 million from a construction loan, which was closed in September 2002, $62.5 million from our partners, and the remaining $25 million from us. As of December 31, 2002, we had contributed $19.4 million of the $25 million. Subsequent to December 31, 2002, we contributed an additional $2.6 million, but we do not expect to fund any additional capital contributions beyond the $25 million. The second joint venture requires capital contributions to fund operating shortfall upon written notice from the joint venture’s management committee. As of December 31, 2002, no such notice has been received.

We have also agreed with another of our unconsolidated joint ventures to fund up to $5.7 million for certain construction costs, if necessary. As of December 31, 2002, no additional funding is required.

Unconsolidated real estate joint ventures- debt and debt service guarantees

We have made certain debt service guarantees for six of our unconsolidated joint ventures. At December 31, 2002, based on the joint ventures’ outstanding debt balance, these debt service guarantees totaled $44.6 million. Of the total guarantees, $14.5 million relates to three unconsolidated residential development joint ventures, $22.3 million relates to two unconsolidated commercial development joint ventures, and the remaining $7.8 million relates to an unconsolidated urban development joint venture. These debt service guarantees are typical business arrangements commonly required of developers in real estate development. Examples of events that would require us to provide a cash payment pursuant to a guarantee include a loan default, which would result from failure of the primary borrower to service the debt when due, or non-compliance of the primary borrower with financial covenants and inadequacy of asset collateral. Our guarantee exposure is generally limited to situations in which the value of the collateral is not sufficient to satisfy the outstanding indebtedness. At December 31, 2002, we have not been required to satisfy any amounts pursuant to these debt and debt service guarantees.

Surety bonds, standby letters of credit and commitments

As of December 31, 2002, we have $379.6 million in surety bonds, outstanding standby letters of credit in favor of local municipalities or financial institutions, and commitments to guarantee leases, the construction of real property improvements or financial obligations. Surety bonds and commitments are to guarantee the construction of public improvements and infrastructure such as sewer, streets, traffic signals, grading, and wildlife preservations, in connection with our various development projects. Surety bonds are often required by public agencies from developers in real estate development. The surety bonds and standby letters of credit are renewable and expire upon completion of the required improvements. Standby letters of credit are a form of credit enhancement commonly required in real estate development when bonds are issued to finance public improvements.

Executed contracts for construction and development activity

At December 31, 2002, we have open construction and development contracts with vendors totaling $224.6 million related to our various projects, as compared to $273.3 million at December 31, 2001.

The following table summarizes our outstanding contractual obligations as of December 31, 2002 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
			Due within	Due in	Due in	Due
Contractual Obligations	Total		2003	2004-2006	2007-2008	Thereafter
	(In thousands)
Mortgage and Other Debt	$1,504,102	(1)	$154,152	$389,176	$381,918	$578,856
Operating Leases	6,954		2,510	4,204	30	210
Contracts	224,610	(2)	181,429	19,736	13,874	9,571

Total Contractual Obligations	$1,735,666		$338,091	$413,116	$395,822	$588,637

(1)	Includes approximately $3.1 million of mortgage notes associated with assets held for sale that is presented as “Liabilities associated with assets held for sale” on our consolidated balance sheet.

(2)	A portion of these obligations is expected to be reimbursed by third parties, including bond proceeds.

The following table summarizes our outstanding commitments as of December 31, 2002 and the effect such commitments may have on liquidity and cash flow in future periods:

			Amount of Commitment Expiration Per Period
Commitments	Total Amounts Committed		Expire within 2003	Expire in 2004-2006	Expire in 2007-2008	Expire Thereafter
	(In thousands)
Standby Letters of Credit, Surety Bonds and Commitments	$379,628	(3)	$304,032	$75,596	$—	$—
Debt Guarantees of Unconsolidated JVs	44,624		5,000	39,624	—	—

Total Commitments	$424,252		$309,032	$115,220	$—	$—

(3)	Includes approximately $42.4 million of commitments that have no specific expiration dates, which we have assumed to expire within one year for purposes of this table.

Note: The above tables do not include certain obligations made in the ordinary course of business (receivables, payables, etc.)

Cash flows from operating activities

Cash provided by operating activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $187.1 million, $341.8 million, and $296.0 million, respectively.

The decrease of $154.7 million in 2002 was primarily attributable to the following: (1) a decrease due to the receipt of a $104.8 million prepayment of rent associated with a 34-year ground lease in 2001; (2) a decrease of $37.2 million resulting from payments made in 2002 for accrued construction costs; (3) $26.4 million due to an increase in prepayments for various expenses; (4) a decrease of $24.3 million due to higher income taxes paid in 2002; and (5) a decrease of $22.5 million in cash received from sales proceeds, partially offset by (6) an increase of $42.4 million from operating distributions, primarily from four of our unconsolidated residential joint ventures due to more lots sold; (7) $37 million due to an increase in payments received for our notes receivable; and (8) $25.4 million due to lower capital expenditures on our development property. The remaining decrease of $44.3 million was primarily due to the timing of receipts and payments from our ordinary course of business (accounts receivable, accounts payable, etc).

The increase of $45.8 million in 2001 was primarily attributable to the following: (1) the receipt of $106.8 million prepayment of rent, of which approximately $104.8 million was associated with a 34-year ground lease; (2) an increase of $84.5 million due to lower capital expenditures on our development property; (3) an increase of $17.1 million due to higher distributions from our joint ventures, primarily from our unconsolidated residential joint ventures in which more homes were sold; (4) an increase of $12.6 million due to lower income taxes paid in 2001 as compared to 2000; and (5) an increase of $9.4 million due to an increase in payments received for our notes receivable, partially offset by (6) a decrease of $223.2 million in cash received from sales proceeds. The remaining increase of $38.6 million was primarily due to the timing of receipts and payments from our ordinary course of business (accounts receivable, accounts payable, etc.).

Cash flows from investing activities

Net cash used in investing activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $333.3 million, $267.6 million, and $224.2 million, respectively.

The increase in use of $65.7 million in 2002 was attributed to the following: (1) $66.9 million in increased short-term investments and restricted cash at December 31, 2002; (2) $38.3 million due to higher reimbursable predevelopment and infrastructure costs incurred in 2002; (3) $20.7 million due to lower proceeds from the sale of investment properties; (4) $15.3 million due to higher capital contributions made to our unconsolidated joint ventures in 2002; and (5) $7 million due to higher costs incurred for tenant improvements partially offset by (6) $55.3 million due to lower property acquisitions and (7) $27.2 million due to lower capital expenditures for investment properties in 2002.

The increase in use of $43.4 million between 2001 and 2000 was attributed to the following: (1) $44.3 million due to higher property acquisitions; (2) $28.4 million due to higher capital expenditures for investment properties; (3) $16.8 million due to lower proceeds from the sale of investment properties; (4) $15.6 million of distributions in 2000 from the refinancing of one of our joint ventures; (5) $2.9 million due to higher reimbursable predevelopment and infrastructure costs incurred; and (6) $2 million due to the contributions made in 2001 to our joint ventures offset by (7) $63.8 million in reduced short-term investments and restricted cash and (8) $2.8 million due to lower tenant improvements.

Capital Expenditures

Capital expenditures reflected in the statement of cash flows include the following:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Capital Expenditures from Operating Activities(1)
Capital expenditures for development properties	$21,693	$32,246	$46,356
Predevelopment	4,641	1,047	98
Infrastructure and other	22,814	31,135	86,864
Residential property acquisitions	7,139	—	26,464
Capitalized interest and property tax	668	1,849	7,738

Capital expenditures in cash flows for operating activities	56,955	66,277	167,520
Other property acquisitions	738	16,785	—
Seller-financed acquisitions	—	10,000	—

Total capital expenditures in operating activities	57,693	93,062	167,520

Capital Expenditures from Investing Activities(2)
Construction and building improvements	148,508	156,566	149,895
Predevelopment	16,149	6,326	21,698
Infrastructure and other	25,635	62,591	37,657
Other property acquisitions	9,649	1,788	2,748
Capitalized interest and property tax	27,592	27,536	14,426

Capital expenditures for investment properties	227,533	254,807	226,424
Commercial property acquisitions	24,449	79,782	35,471
Tenant improvements	9,945	2,893	5,767
Reimbursable construction costs	54,426	16,097	13,156
Contribution to joint ventures	17,365	2,035	—

Capital expenditures in cash flows for investing activities	333,718	355,614	280,818
Seller-financed acquisitions	—	—	1,702

Total capital expenditures in investing activities	333,718	355,614	282,520

Total capital expenditures(3)	$391,411	$448,676	$450,040

(1)	This category primarily includes capital expenditures for properties we intend to build and sell.

(2)	This category primarily includes capital expenditures for properties we intend to hold for our own account.

(3)	Total capital expenditures include capitalized general and administrative expenses of $14.7 million, $21.6 million, and $17.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Capital expenditures for development properties—This item relates to the development of residential, urban, and commercial for-sale development properties. The decrease in 2002 and 2001 was primarily because of the decrease in commercial and urban development activities for properties that we intend to build and sell.

Construction and building improvements—This item relates primarily to development of new properties held for lease. This development activity is summarized below (in square feet):

	Year Ended December 31,
	2002	2001
	(In thousands)
Commercial Development
Wholly owned:
Under construction, beginning of period	6,143	3,474
Construction starts	2,945	4,735
Completed—retained in portfolio	(6,066)	(1,465)
Completed—design/build or sold	—	(601)

Subtotal under construction, end of period	3,022	6,143

Joint Venture Projects:
Under construction, beginning of period	—	—
Construction starts	305	—

Subtotal under construction, end of period	305	—

Total commercial development under construction, end of period	3,327	6,143

Urban Development
Wholly owned:
Under construction, beginning of period	361	283
Construction starts	—	78
Completed-retained in portfolio	(283)	—

Subtotal under construction, end of period (1)	78	361

Joint Venture Projects:
Under construction, beginning of period	695	—
Construction starts	—	695

Subtotal under construction, end of period	695	695

Total urban development under construction, end of period	773	1,056

Total under construction, end of period	4,100	7,199

(1)	Includes approximately 45,000 square feet of residential units, which we intend to sell; excludes approximately 280,000 square feet of commercial space on which construction was started but stopped during 2001.

Predevelopment—This item relates to amounts incurred for our commercial, urban, and residential development projects, primarily the Mission Bay project in San Francisco, California, the Santa Fe Depot project in San Diego, California, the Vista Range residential project in Commerce City, Colorado, and the West Bluffs residential project in Playa Del Rey, California. The increase in 2002 primarily resulted from the activity for the projects in San Francisco, California; Commerce City, Colorado; and Playa Del Rey, California. For the years ended December 31, 2002, 2001, and 2000, approximately $2 million, $8.7 million, and $4.9 million, respectively, of predevelopment costs incurred at Mission Bay are reimbursable, as discussed in “Reimbursable construction costs” below.

Infrastructure and other—This item primarily represents infrastructure costs incurred in connection with our commercial, urban, and residential projects. Infrastructure costs relate primarily to the projects at San Diego, California; Woodridge, Illinois; Denver, Colorado; Ontario, California; Hercules, California; Fremont, California; and Mission Bay, San Francisco, California.

In 2002, approximately $54.2 million, $25.1 million, $1.2 million, and $14.5 million of infrastructure and other costs incurred at Mission Bay, Pacific Commons, Denver, and Ontario, respectively, are reimbursable, as discussed in “Reimbursable construction costs” below. In 2001, approximately $22 million, $4.4 million, and $0.5 million of infrastructure and other costs incurred at Mission Bay, Ontario, and Denver, respectively, are reimbursable. In 2000, approximately $7.3 million, $0.3 million, and $0.7 million of infrastructure and other costs incurred at Mission Bay, Ontario, and Denver, respectively, are reimbursable.

Operating property acquisitions—For the year ended December 31, 2002, we invested approximately $7.8 million in operating property acquisitions, of which, $7.1 million was for the acquisition of land capable of supporting an estimated 2,149 residential units and $0.7 million for land to be sold.

In 2001, we invested approximately $26.8 million in property and other acquisitions; $3.8 million for the acquisition of commercial land with the intent to sell and $23 million, including a $10 million seller-financed note, for the acquisition of an ownership interest in a joint venture in Folsom, California.

In 2000, we invested approximately $26.5 million for the acquisitions of residential development property in California, directly or through joint ventures; these acquisitions would support up to 479 homes/lots.

Investing property acquisitions—For the year ended December 31, 2002, we invested approximately $34.1 million in investing property acquisitions; $16.4 million for the acquisition of commercial buildings, which added approximately 488,000 square feet to our rental portfolio; $8 million for the acquisition of commercial land, which added 3 million square feet of potential development; and $9.7 million for the acquisition of furniture, fixtures, and equipment, primarily consisting of a corporate aircraft.

In 2001, we invested approximately $81.6 million in property and other acquisitions; $66.6 million for the acquisition of commercial buildings, which added approximately 1.2 million square feet to our rental portfolio; $13.2 million for the acquisition of commercial land, which added about 4.2 million square feet of potential development; and $1.7 million for the acquisition of furniture, fixtures, and equipment.

In 2000, we invested approximately $39.9 million in property acquisitions, including a $1.7 million seller-financed note, for the acquisition of commercial and mixed-used development land which added approximately 10.2 million square feet of potential development and $2.7 million for the acquisition of furniture, fixtures, and equipment.

Reimbursable construction costs—For the years ended December 31, 2002, 2001, and 2000, approximately $97 million, $35.6 million, and $13.2 million, respectively, of total predevelopment and infrastructure costs incurred are reimbursable, pursuant to various Community Facility District (“CFD”) bonds issued in 2002 and 2001, various assessment district bonds, and third parties.

During 2002, approximately $44.7 million was reimbursed, of which, approximately $42.8 million was from CFD bonds and approximately $1.9 million was from third parties. During 2001, approximately $17.4 million was reimbursed, of which, $13.3 million was from CFD bonds and $4.1 million was from third parties. During 2000, we did not receive any reimbursements for reimbursable costs incurred.

Subsequent to December 31, 2002, an additional $5.7 million was reimbursed, of which, approximately $1.7 million was from CFD bonds, approximately $2.6 million was from assessment district bonds, and approximately $1.4 million was from third parties.

Cash flows from financing activities

Net cash provided by (used in) financing activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $198.4 million, ($188.1) million, and $229.3 million, respectively.

The increase of $386.5 million in 2002 was attributed to the following: (1) an increase of $372.4 million due to no treasury stock purchases in 2002, as compared to $372.4 million expended for the purchase of 21,649,797 shares of our treasury stock under the share repurchase program during the same period in 2001; (2) an increase of $24.4 million primarily attributable to higher net borrowings; and (3) an increase of $0.6 million due to a decrease in distributions to minority partners offset by (4) a decrease of $10.9 million due to lower proceeds from the issuance of common stock primarily attributable to exercise of stock options.

The decrease of $417.4 million between 2001 and 2000 was primarily due to the following: (1) a decrease of $343.7 million due to $372.4 million expended for the purchase of 21,649,797 shares of our treasury stock in 2001 as compared to $28.7 million expended for the purchase of 1,997,300 shares in 2000 and (2) a decrease of $87.6 million due to lower net borrowings offset by (3) an increase of $11.9 million due to higher proceeds from the issuance of common stock attributable to exercise of stock options and (4) an increase of $2.0 million due to lower distributions to minority partners.

Capital commitments

As of December 31, 2002, we had outstanding standby letters of credit, surety bonds and commitments in the amount of $379.6 million to guarantee performance on real property improvements or financial obligations.

As of December 31, 2002, we had approximately $224.6 million in total contractual obligations for capital expenditures to vendors. These commitments are primarily contracts to construct commercial, residential, and urban development projects, predevelopment costs, and re-leasing costs.

As a partner in certain joint ventures, we have made certain debt guarantees totaling $44.6 million at December 31, 2002 (see Note 15 to the Consolidated Financial Statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002).

REIT-related Distribution and Quarterly Dividends—If the merger, which will effect the REIT conversion, is approved by stockholders, we intend to pay regular quarterly dividends and a one-time special E&P distribution. See discussion under “—Dividend and Distribution Policy” and “—The Special E&P Distribution.”

Cash balances, available borrowings, and capital resources

As of December 31, 2002, we had total cash of $311.5 million, of which $36.6 million is restricted cash. In addition to the $311.5 million cash balance, we had $46.6 million in borrowing capacity under our commercial construction facilities, available upon satisfaction of certain conditions.

Our short-term and long-term liquidity and capital resources requirements will be provided primarily from four sources: (1) cash on hand, (2) ongoing income from our rental portfolio, (3) proceeds from sales of developed properties, land and non-strategic assets, and (4) additional debt. As noted above, existing construction loan facilities are available for meeting certain short-term liquidity requirements. Our ability to meet our mid- and long-term capital requirements is, in part, dependent upon the ability to obtain additional financing for new construction, completed buildings, acquisitions, and currently unencumbered properties. There is no assurance that we can obtain this financing or obtain this financing on favorable terms.

Stock Repurchases—From October 1999 through July 2001, our board of directors authorized five separate stock repurchase programs; each had a limit of $50 million. Share purchases under these programs were made on the open market. We purchased a total of 13,047,097 shares at a total cost of $218 million under these programs. The remaining $32 million authorized expired or was terminated.

In December 2001, we purchased 10.6 million shares of our common stock from the California Public Employees’ Retirement System (“CalPERS”) for $183.1 million in a privately negotiated transaction. An independent third party provided our board of directors with a written opinion confirming that the terms and conditions of this transaction were fair, from a financial point of view, to our stockholders other than CalPERS. Immediately prior to the transaction, CalPERS was the beneficial owner of 18.8 million shares, or approximately 19.3% of our issued and outstanding common stock. As a result of the transaction, CalPERS’ beneficial ownership was reduced to 8.2 million shares, or approximately 9.5% of our issued and outstanding common stock.

Debt covenants—Three of our credit agreements, totaling $135 million, contain corporate financial covenants including a minimum debt service coverage ratio of 1.6 to 1, a maximum leverage ratio of 60%, and a minimum tangible net worth of $435.2 million (subject to adjustment for stock buybacks), all terms as defined in those credit agreements. As of or for the period ending December 31, 2002, the actual results, were 1.97; 54.1%; and $546 million, respectively. Our partial guarantee of one of our joint venture’s construction loans of $165 million has the same debt service and tangible net worth covenants, but a different maximum leverage covenant definition. Under this definition our leverage ratio is 57.3% versus a covenant of 65% at a maximum. Our performance against these covenants is measured on a quarterly basis, with debt service coverage being measured on a four-quarter trailing basis. In the event we were to breach any of these covenants and were unable to negotiate satisfactory waivers or amendments, our lenders in these credit facilities could declare amounts outstanding due and payable.

Bonds—At December 31, 2002, we have $103.9 million of assessment district bonds recorded as part of “Mortgage and other debt” in the accompanying Consolidated Balance Sheet. Approximately $35.6 million of bonds with an estimated weighted average variable interest rate of 3.5% were issued by Traer Creek Metropolitan District to fund one of our unconsolidated joint venture investments in Avon, Colorado; $23.1 million with an estimated weighted average variable interest rate of 4.0% were issued by Stapleton Business Center Metropolitan District to fund our development project in Denver, Colorado; $15.8 million with an estimated weighted average variable interest rate of 5.3% were issued by the County of San Bernardino to fund our development project in Ontario, California; $8.6 million with an estimated weighted average variable interest rate of 6.42% were issued by Northwestern Business Center Metropolitan District to fund our development project in Westminster, Colorado; $6.8 million with an estimated weighted average variable interest rate of 6.1% were issued by the City of Rancho Cucamonga to fund our development project in Rancho Cucamonga, California; and the remaining $14 million with estimated weighted average variable interest rates ranging from 5.44% to 8.7% were issued by various districts to fund other development projects (for details, see Note 3 to the Consolidated Financial Statements in Catellus’ Form 10-K for the period ended December 31, 2002).

In addition to the above bonds, $163.3 million of Community Facility District bonds were issued as of December 31, 2002, to finance public infrastructure improvements at Mission Bay in San Francisco and Pacific Commons in Fremont, California. The bonds related to the Mission Bay and Pacific Commons were not required to be recorded in the consolidated balance sheet accompanying Catellus’ Form 10-K for the period ended December 31, 2002. These bonds have a series of maturities up to thirty years. Bonds totaling $133.3 million were issued for Mission Bay, of which $16.6 million have a floating rate of interest initially set at 2.85% and at December 31, 2002, 1.35%; $23.4 million have a floating interest rate initially set at 1.85% and at December 31, 2002, 1.4%; $54 million at a fixed rate of 6.02%; and $39.3 million at an average coupon rate of 6.28%. We provided a letter of credit totaling $40 million in support of the floating rate bonds issued for Mission Bay. At Pacific Commons, $30 million of bonds were issued and have a weighted average fixed interest rate of 6.2%. Upon completion of the infrastructure improvements at Mission Bay and Pacific Commons, for which the $133.3 million and $30 million CFD bonds were issued, respectively, the improvements will be transferred to the respective cities. The expected reimbursement of the infrastructure costs from the bonds is reflected in Other Assets (for details, see Note 15 to the Consolidated Financial Statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002).

At December 31, 2002, for Mission Bay, $6.6 million of the $16.6 million floating rate bonds and $40.4 million of the $54 million fixed rate bonds were used to reimburse costs we incurred on behalf of the district. For Pacific Commons, approximately $9.1 million of the bonds were used to reimburse costs we incurred on the district’s behalf as of December 31, 2002. As of December 31, 2002, we have incurred costs of $46.1 million for Mission Bay, $16 million for Pacific Commons, $2.4 million for Denver, and $19.2 million for Ontario that have not been reimbursed from bond proceeds nor from other third parties. These costs are recorded as Other Assets in the consolidated balance sheet accompanying Catellus’ Form 10-K for the period ended December 31, 2002. Subsequent to December 31, 2002, we received reimbursements of approximately $1.7 million from CFD bonds, approximately $2.6 million from assessment district bonds, and approximately $1.4 million from third parties.

At Mission Bay, the landowners must satisfy any shortfall in annual debt service obligations for the CFD bonds, if incremental tax revenues generated by the projects are insufficient. At Pacific Commons, developed and designated developed property is taxed first, and any shortfall in annual debt service is paid by a tax on vacant land.

Insurance—Changes in the insurance industry over the last year have caused the availability of certain types of coverage to decrease and the cost of available coverage to increase. In renewing our policies, we were able to essentially obtain all of our historical levels and types of insurance (although at a higher cost and, in certain instances, a higher deductible level and/or more restrictive conditions), except: (1) liability coverage for our residential business, which now has a higher deductible and a much lower policy limit and (2) terrorism insurance, which was initially excluded from our property coverage placed on October 1, 2002. However, under the United States Terrorism Risk Insurance Act of 2002, carriers are now required to offer us terrorism coverage and are allowed to charge an incremental premium for such coverage. We have elected to obtain coverage that matches the risk profile for our portfolio of properties, primarily consisting of distribution/warehouse and suburban office and retail that we consider to be relatively low-risk. It is estimated that this coverage will be in place sometime in the second quarter of 2003. We have placed a stand-alone terrorism policy for a single asset located near downtown San Francisco and expect that we may place additional, similar stand-alone policies if circumstances warrant. There can be no assurance that significant losses in excess of insurance proceeds will not occur.

Catellus has entered into various loan documents containing customary covenants requiring Catellus to maintain insurance. One or more of our lenders may take the position that the levels of terrorism coverage obtained are not adequate and is a breach of these loans and require Catellus to obtain additional terrorism insurance. We do not believe such a demand would be reasonable because of the inability to obtain coverage at economically justifiable prices, and we would vigorously defend our position. If any of our lenders insist on coverage for these risks, Catellus could be required to obtain additional terrorism insurance on certain assets or it could adversely affect Catellus’ ability to refinance certain loans.

Tax Audit—In 2002, the State of California Franchise Tax Board (“FTB”) began auditing two of our joint ventures for the years 1999 and 2000. Both audits are in process and no audit adjustments have yet been proposed. In early July of 2002, the FTB notified us that it would audit Catellus’ tax returns for the years 1999 and 2000. The audit has commenced and no audit adjustments have been proposed.

On March 24, 2003, we received notice from the Internal Revenue Service that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus.

At this time, we do not know whether any audit will result in adjustments to the income tax returns that would require us to pay additional taxes, interest and/or penalties. If required, any such adjustments could adversely impact our liquidity, statement of operations and/or balance sheet.

Pro Forma Funds from Operations

After the REIT conversion, we will use Funds From Operations (“FFO”) as a supplemental measure of performance. FFO is defined as: net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring, sales or write-down of certain assets, cumulative effect of change in accounting principle, items relating to the REIT conversion, compensation expense associated with the stock option exchange offer (initial exchange only, any charge associated with subsequent issuances will be included in FFO), gain from sales of the desert land, and all activities associated with the Residential and Urban groups (reflected as ‘non-FFO operations’), plus depreciation and amortization (excluding depreciation on personal property) and after adjustments for unconsolidated entities. Adjustments for unconsolidated entities are calculated on the same basis. FFO does not represent cash flow from operations, as defined by GAAP, and is not indicative of cash available to fund all cash flow needs. We believe the above calculation of FFO is consistent with the definition of FFO of the National Association of Real Estate Investment Trusts (NAREIT). While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by other REITs may not be comparable to FFO as used by us.

The following tables present unaudited pro forma FFO, reconciled to net income, and selected financial data from the unaudited pro forma consolidated balance sheet for the year ended December 31, 2002 as if the REIT conversion, including the special E&P distribution, and stock option exchange offer had occurred on January 1, 2002. The unaudited pro forma FFO and balance sheet data are based on the estimates and assumptions set forth in the notes to the pro forma financial information included in this proxy statement/prospectus, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma FFO and balance sheet data are not necessarily indicative of the operating results that would have been achieved had the REIT conversion, including the special E&P distribution, and stock option exchange offer been consummated as of the dates indicated, nor are they necessarily indicative of future operating results. This information should be read in conjunction with the unaudited pro forma consolidated financial statements and related notes and the historical financial statements and related notes of Catellus included in or incorporated by reference into this proxy statement/prospectus.

Catellus Development Corporation

Pro Forma Funds From Operations

For the Year Ended December 31, 2002

	Core Operations	Non-FFO Operations(1)	Total
	(in thousands)
Rental properties
Net operating income	$195,392	$—	$195,392
Equity in earnings of operating joint ventures, net	8,277	—	8,277

	203,669	—	203,669

Property sales and fee services
Revenue	60,854	78,750	139,604
Cost of sales	(47,748)	(41,913)	(89,661)

Gain on property sales	13,106	36,837	49,943
Equity in earnings of development joint ventures, net.	—	29,232	29,232

Total gain on property sales	13,106	66,069	79,175
Management and development fees	3,015	4,073	7,088
Selling, general and administrative expenses	(10,761)	(15,229)	(25,990)
Other, net	10,141	5,946	16,087

	15,501	60,859	76,360

Interest expense	(60,188)	—	(60,188)
Depreciation and amortization	(61,642)	(1,507)	(63,149)
Corporate administrative costs	(15,492)	(2,213)	(17,705)
Gain on non-strategic asset sales	—	7,264	7,264
Other, net	911	(11,607)	(10,696)

Income before minority interests and income taxes	82,759	52,796	135,555
Minority interest	(6,106)	—	(6,106)
Income tax expense	(1,523)	(21,120)	(22,643)

Income from continuing operations	75,130	31,676	106,806

Discontinued operations, net of tax	22,510	—	22,510

Pro forma net income	$97,640	$31,676	$129,316

Adjustments to arrive at FFO:
Depreciation adjustments:
Add gross depreciation	61,932
Add depreciation from operating joint ventures	3,451
Less depreciation on FF&E	(2,503)
Less gain on property sales	(25,742)

Funds From Operations	$134,778

(1)	Primarily Residential and Urban Group activities

See “—Pro Forma Financial Information” beginning on page 77 for further details and explanations of the calculation of 2002 pro forma amounts.

Catellus Development Corporation

Pro Forma Funds From Operations Summary Quarterly Results

(in thousands)

	Q1	Q2	Q3	Q4	2002 Total
Pro Forma Net income	$43,644	$44,317	$18,967	$22,388	$129,316
Adjustments to arrive at FFO:
Less non-FFO operations	(7,774)	(12,986)	(3,833)	(7,083)	(31,676)
Depreciation adjustments
Add gross depreciation	13,218	14,755	17,067	16,892	61,932
Add depreciation from operating joint ventures	808	818	855	970	3,451
Less depreciation on FF&E	(514)	(393)	(1,005)	(591)	(2,503)
Less gain on property sales	(7,415)	(14,897)	(2,789)	(641)	(25,742)

Funds From Operations	$41,967	$31,614	$29,262	$31,935	$134,778

See “—Pro Forma Financial Information” beginning on page 77 for further details and explanations of the calculation of 2002 pro forma amounts.

Catellus Development Corporation

Pro Forma Consolidated Balance Sheet

For the Year Ended December 31, 2002

	Core Operations	Non-FFO Operations(1)	Total
	(in thousands)
Assets
Properties, net of accumulated depreciation	$1,652,184	$395,974	$2,048,158
Other assets and deferred charges, net	204,625	69,588	273,853
Notes receivable	7,792	37,155	44,947
Accounts receivable, less allowance	13,088	1,123	14,211
Assets held for sale	2,760	—	2,760
Restricted cash and investments	36,593	—	36,593
Cash and cash equivalents	267,579	—	267,579

Total assets	$2,184,261	$503,840	$2,688,101

Liabilities and Stockholders’ Equity
Mortgage and other debt	$1,486,849	$14,106	$1,500,955
Accounts payable and accrued expenses	81,238	36,255	117,493
Deferred credits and other liabilities	158,204	4,915	163,119
Liabilities of assets held for sale	3,233	—	3,233
Deferred income taxes	266,645	47,664	314,309

Total liabilities	1,996,169	102,940	2,099,109

Minority interests	57,363	—	57,363

Stockholders’ Equity	130,729	400,900	531,629

Total liabilities and stockholders’ equity	$2,184,261	$503,840	$2,688,101

(1)	Primarily Residental and Urban Group activities

See “—Pro Forma Financial Information” beginning on page 77 for further details and explanations of the calculation of 2002 pro forma amounts.

Related Party Transactions

In 2001, we formed Third and King Investors, LLC, an unconsolidated joint venture. The joint venture is building a large mixed-use project at Mission Bay in San Francisco, California, consisting of approximately 595 apartments, 127,000 square feet of commercial space, and 945 parking stalls. As part of the transaction, a subsidiary entered into a 99-year ground lease with the venture, and we recognized $3.7 million and $1.8 million in rental income from this ground lease for the years ended December 31, 2002 and 2001, respectively. In September 2002, the joint venture closed and secured a $165 million construction loan for the project. We have also agreed with the venture to fund, on a pro-rata basis, the balance of equity capital required and certain excess costs, if actual development costs exceed the approved development budget as set forth in the joint venture agreement. As of December 31, 2002, we had contributed $19.4 million of the $25 million to be funded from us. Subsequent to December 31, 2002, we contributed an additional $2.6 million and we do not expect to fund any additional capital contribution beyond the $25 million.

We also provide development and management services to several of our unconsolidated joint venture investments. Fees earned were $4.2 million, $1.2 million, and $0.6 million in 2002, 2001, and 2000, respectively. The increase in 2002 was primarily due to management service fees from Traer Creek and development fees from Third and King Investors, LLC. The increase in 2001 was primarily attributed to development fees from Third and King Investors, LLC.

We have a $4.7 million note receivable from an unconsolidated joint venture for project costs plus accrued interest at 9.0%. This note is collateralized by property owned by the venture and matures in October 2028. We also have entered into various lease agreements with this unconsolidated joint venture. We incurred rent expense of $0.1 million in each of the years 2002, 2001, and 2000; this lease will expire in November 2011.

As lessor, we also entered into a ground lease, which will expire in August 2054, with this unconsolidated joint venture. We recognized rental income of $0.2 million in each of the three years 2002, 2001, and 2000, and recorded a $1.8 million receivable associated with this lease. The venture’s current projection reflects approximately $0.6 million available funds, per year, from its operations to pay down our receivables.

Trading

Our executives from time to time in the future may enter into so-called “Rule 10b5-1 Plans.” Under an appropriate Rule 10b5-1 Plan, an executive may instruct a third party, such as a brokerage firm, to engage in specified securities transactions in the future based on a formula without further action by the executive, provided that the plan satisfies the legal requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 as amended.

Environmental Matters

Many of our properties and our subsidiaries’ properties are in urban and industrial areas and may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We and our subsidiaries incur ongoing environmental remediation and disposal costs and legal costs relating to clean up, defense of litigation, and the pursuit of responsible third parties. Costs incurred by the consolidated group in connection with operating properties and with properties previously sold are expensed. Costs incurred for properties to be sold by us or our subsidiaries are capitalized and will be charged to cost of sales when the properties are sold (For further discussion, see Notes 2 and 15 to the Consolidated Financial Statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002).

In recent years, certain of our subsidiaries have acquired properties with known environmental problems for cleanup and redevelopment, and we expect that we may continue to form subsidiaries to acquire such properties (or that existing subsidiaries will acquire such properties) when the potential benefits of development warrant. When our subsidiaries acquire such properties, they undertake due diligence to determine the nature of the environmental problems and the likely cost of remediation, and they manage the risk with undertakings from third parties, including the sellers and their affiliates, remediation contractors, third party sureties, or insurers. The costs associated with environmental remediation are included in the costs estimates for properties to be developed.

DESCRIPTION OF CATELLUS REIT CAPITAL STOCK

The following is a summary description of the material terms of Catellus REIT common stock and undesignated preferred stock as will be set forth in the amended and restated certificate of incorporation of Catellus REIT, which we refer to as the Catellus REIT Charter and which will govern the rights of Catellus REIT common stock if the merger agreement is approved by Catellus’ stockholders and the merger is consummated. A copy of the form of the Catellus REIT Charter is attached as Annex B-1 to this proxy statement/prospectus. While we believe that the following description covers the material terms of Catellus REIT’s capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, the Catellus REIT Charter and the other documents we refer to for a more complete understanding of Catellus REIT’s capital stock following the merger.

Authorized Capital

The Catellus REIT Charter authorizes Catellus REIT to issue 250,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, $0.01 par value per share, 50,000,000 shares of preferred stock, $0.01 par value per share, and 50,000,000 shares of excess stock, $0.01 par value per share.

Catellus REIT Common Stock

When issued as contemplated in the merger agreement, the Catellus REIT common stock will be validly issued, fully paid and non-assessable. Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Dividends.    Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors, as a holder of Catellus REIT common stock, you will be entitled to receive dividends on shares of Catellus REIT common stock, when and as declared by the board of directors of Catellus REIT out of any funds legally available therefore. In addition, you will be entitled to share ratably in the assets of Catellus REIT legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of such preferential amounts, if any, to which the holders of preferred stock at the time outstanding shall be entitled. If the merger is approved by our stockholders, we currently intend to commence payment of regular quarterly distributions. See “—Dividend and Distribution Policy.”

Voting Rights.    As a holder of Catellus REIT common stock, you will have the exclusive power to vote on all matters presented to Catellus REIT’s stockholders except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock. As a holder of Catellus REIT common stock, you are entitled to one vote per share, including the election of directors. There is no cumulative voting in the election of directors which means that directors then standing for election will be elected by a plurality of all votes cast.

Other Rights.    Subject to the provisions of the Catellus REIT Charter regarding excess stock, each share of Catellus REIT common stock has equal dividend, distribution, liquidation and other rights, and has no preference, appraisal (except as provided by Delaware law) or exchange rights. As a holder of Catellus REIT common stock, you will have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of Catellus REIT’s securities.

Transfer Agent.    The transfer agent and registrar for Catellus REIT’s common stock is [            ].

Preferred Stock

Pursuant to the Catellus REIT Charter, the board of directors is empowered, without any approval of the stockholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series, and to fix the relative rights, preferences, powers, qualifications, limitations and restrictions of each such series. The specific matters that may be determined by the board of directors include: dividends payable with respect to each series; the terms of redemption, if any; the terms of any sinking or purchase fund; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Catellus REIT; and conversion rights, if any. Currently, there are no shares of Catellus REIT preferred stock issued and outstanding.

The board of directors cannot issue any preferred stock which has voting rights, other than the right to elect directors in the event of a default in the payment of dividends, or as required by law or by any national securities exchange on which the preferred stock is or may be listed for trading. Because the board of directors will have the power to establish the preferences and rights of each series of preferred stock, it may afford the stockholders of any series of preferred stock preferences, powers and rights senior to the rights of holders of shares of Catellus REIT common stock which could have the effect of delaying, deferring or preventing a change in control of Catellus REIT.

For a description of additional provisions of the Catellus REIT Charter that may have the effect of delaying, deferring or preventing a change in control of Catellus REIT, see “—Comparison of Rights of Stockholders of Catellus Common Stock and Catellus REIT Common Stock—Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Bylaws.”

Restrictions on Ownership and Transfer

Ownership Limit.    Among the requirements that Catellus REIT must meet to qualify as a REIT under the Internal Revenue Code is that not more than 50% in value of Catellus REIT’s outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year and Catellus REIT capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. See “—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion—Requirements for Qualification as a REIT.” To satisfy these ownership requirements and other requirements for qualification as a REIT and to otherwise protect us from the consequences of a concentration of ownership among Catellus REIT’s stockholders, the Catellus REIT Charter contains provisions restricting the ownership or acquisition of shares of Catellus REIT capital stock.

The ownership limit provisions provide, subject to certain exceptions, that no person (defined as an individual or an entity) may “beneficially own” more than 9.8% of the aggregate number of outstanding shares of any class or series of Catellus REIT capital stock. Under the Catellus REIT Charter, a person generally beneficially owns shares if (a) such person has direct ownership of such shares or (b) such person has indirect ownership of such shares by virtue of the attribution provisions of the Internal Revenue Code. We refer to this limitation as the “ownership limit.”

Look-Through Ownership Limit.    The Catellus REIT Charter provides an exception for pension plans described in Section 401(a) of the Internal Revenue Code, mutual funds registered under the Investment Company Act of 1940, and a government plan as described in Section 414(d) of the Internal Revenue Code. These “look-through entities” may beneficially own up to 15% of the aggregate number of outstanding shares of any class or series of Catellus REIT capital stock. We refer to this limitation as the “look-through ownership limit.”

Waiver Of Ownership Limits By The Board Of Directors.    The ownership limitation provisions will not apply if the board of directors determines that it is no longer in the best interests of Catellus REIT to attempt to qualify, or to continue to qualify, as a REIT. In addition, the board of directors may, in its sole discretion, waive the ownership limit and the look-through ownership limit in any particular instance if evidence satisfactory to the board of directors is presented that the waiver of the ownership limit or look-through ownership limit, as the case may be, will not jeopardize Catellus REIT’s status as a REIT. As a condition to the waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the status of Catellus REIT as a REIT. The board of directors may impose on the applicant at the time of such waiver other restrictions or conditions as the board may establish at the time of the waiver.

Transfers In Violation Of Our Transfer Restrictions Will Be Null And Void.    Any purported transfer of shares of capital stock or of any security convertible into shares of capital stock that would result in a person beneficially owning shares in excess of the ownership limit or the look-through ownership limit, as applicable, or that would result in Catellus REIT’s disqualification as a REIT, will be null and void and of no force or effect with respect to the intended transferee as to that number of shares in excess of the applicable limit. Any such “excess shares” described above will be converted automatically into an equal number of shares of excess stock. These excess shares will not be entitled to vote, will not be considered for the purposes of any stockholder vote or the determination of any quorum for that vote and dividends on those shares will be accumulated by Catellus REIT and deposited in escrow for the benefit of the beneficiary of the trust.

These excess shares will be transferred automatically to a trust, the beneficiary of which will be a qualified charitable organization selected by Catellus REIT. Such automatic transfer will be deemed to be effective as of the close of business on the trading day prior to the date of such violative transfer. As soon as practical after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable limit. The trustee, upon a sale of these shares, would then distribute to the intended transferee an amount equal to the lesser of the price paid by the intended transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the “prohibited owner” an amount equal to the lesser of the fair market value of the excess shares as of the date of such event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the intended transferee or prohibited owner, as applicable, will be distributed to the beneficiary. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive in trust for the beneficiary all dividends and other distributions paid by Catellus REIT with respect to the excess shares.

In addition, shares of stock of Catellus REIT held in the trust will be deemed to have been offered for sale to Catellus REIT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date Catellus REIT, or its designee, accepts the offer. Catellus REIT will have the right to accept such offer for a period of 90 days. Upon the sale to Catellus REIT, the interest of the beneficiary in the shares sold will terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee (or, in the case of a devise or gift, the prohibited owner).

These restrictions do not preclude settlement of transactions through the New York Stock Exchange.

Disclosure Of Stock Ownership By Our Stockholders.    All persons who own at least a specified percentage of Catellus REIT stock must provide to us a written statement or affidavit containing information regarding their ownership of stock, as set forth in the United States Treasury regulations. Under current Treasury regulations, the percentage will be set between 0.5% and 5%, depending on the number of record holders of stock. In addition, each stockholder will be required to disclose to us in writing that information with respect to the direct, indirect and constructive ownership of shares of stock as the board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs or to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CATELLUS AND CATELLUS REIT

The following section of the proxy statement/prospectus describes some of the differences between the current rights of Catellus common stock and the rights of holders of Catellus REIT common stock after the merger and also summarizes certain provisions of Delaware law, the Catellus REIT Charter and the amended and restated bylaws of Catellus REIT, which we refer to as the “Catellus REIT Bylaws.” While we believe that the following description covers the material differences between the rights of the holders, this summary may not contain all the information that is important to you. We encourage you to read carefully the charter and bylaws of Catellus and Catellus REIT. For information on how to obtain the charter and bylaws of Catellus, see “Where You Can Find More Information.” A copy of the forms of the Catellus REIT Charter and the Catellus REIT Bylaws are attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus. This discussion is qualified in its entirety by reference to Delaware law, the common law thereunder and the full texts of the documents referenced below.

General

If the merger is completed, you will receive one share of Catellus REIT common stock in exchange for each share of Catellus common stock you currently own. As a holder of Catellus REIT common stock, your rights will be governed by Delaware law, the Catellus REIT Charter and the Catellus REIT Bylaws. Generally, the Catellus REIT Charter and the Catellus REIT Bylaws will be the same in all material respects as the current restated certificate of incorporation of Catellus, as amended, and the current amended and restated bylaws of Catellus, which currently govern your rights as a Catellus stockholder, except that the Catellus REIT Charter will authorize the issuance of excess stock and include restrictions on ownership and transfer. See “—Description of Catellus REIT Capital Stock—Restrictions on Ownership and Transfer.”

The Catellus REIT Charter and Catellus REIT Bylaws will contain provisions that could have the effect of delaying, deferring or preventing a transaction or a change in control of Catellus REIT by means of a tender offer, proxy contest or otherwise that might involve a premium price for holders of shares of Catellus REIT common stock or otherwise be in our stockholders’ best interests. See “—Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Catellus REIT Bylaws.”

Amendment of Certificate and Bylaws

The Catellus REIT Charter may be amended in the manner prescribed by Delaware Corporate Law, provided, however, that the affirmative vote of not less than a majority of the votes entitled to be cast by “unaffiliated stockholders” will be required to alter, amend or repeal, provisions inconsistent with provisions in the Catellus REIT Charter relating to the voting requirements for certain interested party transactions. In addition, the provisions contained in the Catellus REIT Charter relating to the ownership limit or the look-through ownership limit may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the stockholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. The Catellus REIT Charter provides that the board of directors is authorized to make, alter, amend or repeal the Catellus REIT Bylaws. The Catellus REIT Bylaws provide that the Catellus REIT Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire board of directors, provided however, that a vote of a majority of the shares outstanding and entitled to vote shall be required to effect any such amendment by the stockholders.

Meeting of Stockholders; Right to Call Special Meetings; Action by Written Consent

Under the Catellus REIT Bylaws, annual meetings of stockholders are to be held at a date and time as determined by the board of directors. The Catellus REIT Bylaws establish an advance notice procedure for stockholders to make nominations for directors or bring other business before an annual meeting of stockholders. Special meetings of the stockholders may only be called by resolution of the board of directors or by the chairman of the board of directors, the chief executive officer, or the president, and not by the stockholders. Only business related to the purposes set forth in the notice of the meeting may be transacted at the special meeting. The Catellus REIT Bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by the written consent by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter were present and voting.

Advance Notice Requirement of Stockholder Proposals and Director Nominations

The Catellus REIT Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting. Nominations of persons for election as directors may only be made by or at the direction of the board of directors or by any stockholder who is a stockholder of record at the time of giving of notice who is entitled to vote in the election of directors. Stockholder proposals, other than nominations of persons for election as directors, must be made by a stockholder of the corporation (i) who is a stockholder of record at the time of the giving of notice for the annual meeting provided for in the bylaws, (ii) who is entitled to vote at the annual meeting, (iii) who has given timely notice of the business in writing to the secretary of the corporation and (iv) who presents the matter at the meeting unless it is presented on the stockholder’s behalf by or at the direction of the board. All nominations and proposals by stockholders must be made pursuant to timely notice and in proper written form to the secretary of the corporation.

The stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder. To be timely, a stockholder’s notice as described above must be delivered to or mailed and received at the principal executive offices of the corporation not less than 120 calendar days in advance of the anniversary of the date on which the corporation’s proxy statement was released to stockholders in connection with the previous year’s annual meeting. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days, notice by the stockholder to be timely must be so received not later than the close of business on the later of 120 calendar days in advance of such annual meeting or 10 calendar days following the day on which public announcement is first made of the annual meeting.

Number and Election of Directors; Vacancies; Removal

The Catellus REIT Bylaws provide that the business of the corporation shall be managed by the board of directors, which shall consist of eleven directors. The number of directors may only be changed by resolution of a majority of the entire board of directors, and not by the stockholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of stockholders by a plurality of the votes cast and shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors. Election of directors need not be by written ballot. Any vacancy on the board of directors will be filled, including one created by an increase in the number of directors, by a majority of the remaining directors, though less than a quorum, and not by the stockholders.

Stockholder Rights Plan

Catellus currently has in effect a stockholder rights plan pursuant to the Stockholder Rights Agreement and it has preferred stock purchase rights attached to the Catellus common stock pursuant to such rights plan. If the merger is approved, this rights plan will be terminated at the completion of the merger. Catellus REIT will not adopt a stockholder rights plan in connection with the REIT conversion.

Interested Party Transactions

The Catellus REIT Charter provides that an “interested party transaction” requires either (i) the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, voting together as a single class, excluding voting stock beneficially owned by the “interested party” involved in the “interested party transaction” or (ii) approval of at least a majority of the directors of Catellus REIT who are not the “interested party,” its designee, or an officer, director, employee, advisor or other representative or agent of the interested party. An “interested party transaction” means any of the following:

•	any merger or consolidation of Catellus REIT or any subsidiary with any “affiliated stockholder,” or any other company which is, or after such merger, would be an affiliate of an “affiliated stockholder;”

•	any reclassification of securities, recapitalization, merger or consolidation of Catellus REIT with any of its subsidiaries that has the effect, directly or indirectly, of increasing on a disproportionate basis the share of any class or series of capital stock, or any securities convertible into capital stock or into equity securities of any subsidiary, that is beneficially owned by any “affiliated stockholder” or any affiliate of any “affiliated stockholder;” or

•	any purchase, sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to pay, extension of credit or joint venture participation between Catellus REIT or a subsidiary and any “affiliated stockholder” or its affiliate which involves assets, securities, obligations or commitments aggregating more than the greater of (x) $5,000,000 and (y) an amount equal to ½ of 1% of the market value of the outstanding common stock of Catellus REIT.

An “affiliated stockholder” is a person (other than Catellus REIT or any of its subsidiaries and other than any employee benefit plans of Catellus REIT or any of its subsidiaries) who is, or has announced publicly a plan or intention to become, the beneficial owner of voting stock representing 10% or more of the outstanding voting stock of Catellus REIT. An “interested party” is an “affiliated stockholder” which proposes or is proposed to engage in an “interested party transaction” or whose affiliate proposes or is proposed to engage in an “interested party transaction.”

Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Bylaws

Certain provisions of the Catellus REIT Charter and Catellus REIT Bylaws, including the provisions fixing the size of the board of directors within a specified range, the provisions related to “interested party transactions,” the provisions for amending certain provisions of the Catellus REIT Charter, the advance notice provisions of the Catellus REIT Bylaws and the limitations on the ability of stockholders to call special meetings could delay, defer or prevent a transaction or a change of control of Catellus REIT that might involve a premium price for holders of Catellus REIT common stock or otherwise be in their best interests. The stock transfer restrictions and ownership limitations that will be contained in the Catellus REIT Charter, which are intended to help Catellus REIT satisfy certain requirements under the Internal Revenue Code to qualify as a REIT for federal income tax purposes, could also delay, defer or prevent a transaction or change of control of Catellus REIT that might involve a premium price for holders of Catellus REIT common stock or otherwise be in their best interests.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

The following is a summary of the material terms and provisions of the amended and restated agreement of limited partnership of the Operating Partnership, which we refer to as the Partnership Agreement. This summary is not complete and is qualified in its entirety by reference to the Partnership Agreement. For a complete description of the Partnership Agreement, you should refer to the copy of the Partnership Agreement that is attached as Annex C to this proxy statement/prospectus. The Partnership Agreement will only be adopted if the merger is approved by Catellus stockholders, subject to final approval by the board of directors.

Management of the Operating Partnership

The Operating Partnership, Catellus Operating Limited Partnership, is a Delaware limited partnership that was formed on April 10, 2003. Catellus REIT is the sole general partner of the Operating Partnership and, after the REIT conversion, will conduct substantially all of our business in or through it. As sole general partner of the Operating Partnership, Catellus REIT exercises exclusive and complete responsibility and discretion in its day-to-day management and control. Catellus REIT can cause the Operating Partnership to enter into certain major transactions including acquisitions, developments and dispositions of properties and refinancings of existing indebtedness. Limited partners may not transact business for, or participate in the management activities or decisions of, the Operating Partnership, except as provided in the Partnership Agreement and as required by applicable law. Certain restrictions under the Partnership Agreement restrict Catellus REIT’s ability to engage in a business combination as more fully described in “—Extraordinary Transactions” below.

The limited partners of the Operating Partnership have agreed that in the event of any conflict in the fiduciary duties owed by Catellus REIT to its stockholders and by Catellus REIT, as general partner of the Operating Partnership, to the limited partners, Catellus REIT may act in the best interests of its stockholders without violating its fiduciary duties to the limited partners or being liable for any resulting breach of its duties to the limited partners.

The Partnership Agreement provides that the Operating Partnership is empowered to do any and all acts and things for the furtherance and accomplishment of our business, including all activities pertaining to the acquisition and operation of our properties, provided that the Operating Partnership shall not take, or refrain from taking, any action which, in Catellus REIT’s judgment could adversely affect its ability to qualify as a REIT.

Removal of the General Partners; Transfer of the General Partner’s Interest

The Operating Partnership provides that the limited partners may not remove Catellus REIT as general partner of the Operating Partnership. Catellus REIT may not transfer any of its interests as a general or limited partner in the Operating Partnership except (i) in connection with a merger or sale of all or substantially all of its assets pursuant to a transaction for which Catellus REIT has obtained the requisite approval in accordance with the terms of the Partnership Agreement; (ii) if the limited partners holding more than 50% of the units held by limited partners (other than limited partnership interests held by Catellus REIT) consent to such transfer; or (iii) to certain of Catellus REIT’s affiliates.

Amendments of the Partnership Agreement

Amendments to the Partnership Agreement may only be proposed by Catellus REIT. Generally, the Partnership Agreement may be amended with Catellus REIT’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (including limited partner units held by Catellus REIT). Certain amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner in a manner adverse to such limited partner, alter the rights of a partner to receive distributions or allocations, alter or modify the redemption right of a partner in a manner adverse to such partner, or cause the termination of the partnership prior to the time set forth in the Partnership Agreement must be approved by each partner that would be adversely affected by such amendment.

Notwithstanding the foregoing, Catellus REIT, as general partner, will have the power, without the consent of the limited partners, to amend the Partnership Agreement as may be required to:

•	add to its obligations or surrender any right or power granted to it or any of its affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, termination or withdrawal of partners in accordance with the Partnership Agreement;

•	set forth and reflect in the Partnership Agreement the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued pursuant to the Partnership Agreement;

•	reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the Partnership Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the Partnership Agreement that will not be inconsistent with law or with the provisions of the Partnership Agreement; or

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

Certain provisions affecting Catellus REIT’s rights and duties as general partner (e.g., restrictions relating to certain extraordinary transactions involving it or the Operating Partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by Catellus REIT).

Redemption/Exchange Rights

Limited partners have the right, commencing on or after the first anniversary of the issuance of the units to the Limited Partners, to require the Operating Partnership to redeem all or a portion of their units for cash based upon the average of the daily market price of shares of Catellus REIT common stock for the ten (10) consecutive trading days immediately preceding the date upon which Catellus REIT receives a notice of redemption from a limited partner. Alternatively, Catellus REIT may elect to acquire those units in exchange for shares of its common stock. Catellus REIT’s acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. We presently anticipate that Catellus REIT will elect to issue shares of its common stock in exchange for units in connection with each redemption request, rather than having the Operating Partnership redeem the units for cash. With each redemption or exchange, Catellus REIT will increase its percentage ownership interest in the Operating Partnership. Limited partners who hold units may exercise this redemption right from time to time, in whole or in part, unless delivery of shares of Catellus REIT common stock to a limited partner pursuant to the redemption right would be prohibited by the Catellus REIT Charter or prohibited by federal or state securities laws or regulations.

Issuance of Additional Units, Common Stock or Convertible Securities

As sole general partner, Catellus REIT has the ability to cause the Operating Partnership to issue additional partnership units to the partners (including to Catellus REIT). These additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, rights, powers and duties Catellus REIT may determine in its sole and absolute discretion. In addition, Catellus REIT may issue additional shares of its common stock or rights, options, warrants or convertible or exchangeable securities, but only if it causes the Operating Partnership to issue, to Catellus REIT, partnership interests or rights, options, warrants or convertible or exchangeable securities of the Operating Partnership having designations, preferences and other rights, so that the economic interests of the Operating Partnership’s interests issued are substantially similar to the securities that Catellus REIT has issued. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any partnership units.

Tax Matters

Catellus REIT is the tax matters partner of the Operating Partnership and, as such, has authority to make tax elections under the Internal Revenue Code on behalf of the Operating Partnership.

Extraordinary Transactions

The Operating Partnership provides that Catellus REIT may not generally engage in any merger, consolidation, or other combination with any other person or sale of all or substantially all of its assets, or any reclassification, or any recapitalization or change of outstanding shares of its common stock (an “extraordinary transaction”) unless the holders of units will receive, or have the opportunity to receive, the same consideration per unit as holders of Catellus REIT common stock receive per share of common stock in the transaction. If holders of units will not be treated in this manner in connection with a proposed extraordinary transaction, Catellus REIT cannot engage in such a transaction unless limited partners (other than Catellus REIT) holding more than 50% of the units held by limited partners vote to approve the extraordinary transaction.

Catellus REIT may also engage in an extraordinary transaction without the consent or approval of the limited partners if it engages in a merger, or other combination of assets with another entity and:

•	substantially all of the assets of the surviving entity are held directly or indirectly by the Operating Partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with the Operating Partnership;

•	the holders of units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable to those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the same consideration per unit as holders of Catellus REIT common stock receive per share of common stock in the transaction, or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and Catellus REIT common stock.

Term

The Operating Partnership will continue in full force and effect until December 31, 2103, or until sooner dissolved in accordance with the terms of the Partnership Agreement or as otherwise provided by law.

Exculpation and Indemnification of the General Partner

The Partnership Agreement generally provides that Catellus REIT, as the general partner of the Operating Partnership, will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if Catellus REIT carried out its duties in good faith. In addition, Catellus REIT is not responsible for any misconduct or negligence on the part of its agents, provided Catellus REIT appointed its agents in good faith. Catellus REIT may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action Catellus REIT may take or omit to take in reliance upon the opinion of such persons, as to matters that Catellus REIT reasonably believe to be within its professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The Partnership Agreement also provides for indemnification of Catellus REIT, its directors and officers and such other persons as Catellus REIT may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, Catellus REIT, as general partner of the Operating Partnership, and its officers and directors are not liable for monetary damages or accountable to the Operating Partnership, partners or assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission so long as Catellus REIT acted in good faith.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware Corporate Law. Under Delaware Corporate Law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware Corporate Law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware Corporate Law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware Corporate Law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware Corporate Law states expressly that the indemnification provided by or granted pursuant to Delaware Corporate Law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Catellus REIT Charter.    The Catellus REIT Charter will provide that no director shall be liable to Catellus REIT or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under section 174 of Delaware Corporate Law (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or (d) for any transaction from which the directors derived an improper personal benefit. If Delaware Corporate Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of Catellus REIT shall be eliminated or limited to the fullest extent permitted by Delaware Corporate Law, as so amended. No amendment of the Catellus REIT Charter or repeal of its provisions will limit the benefits provided to directors under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

Catellus REIT Bylaws.    The amended and restated bylaws of Catellus REIT will provide that Catellus REIT will indemnify any present or former director and officer, whether serving or having served Catellus REIT, or at its request, any other entity, to the fullest extent permitted under Delaware law, against expenses (including attorneys’ fees) reasonably incurred or suffered by such person in connection any action, suit or proceeding. However, any such person seeking indemnification in connection with a proceeding initiated by such person shall be indemnified only if such proceeding was authorized by the board of directors of Catellus REIT. The amended and restated bylaws also provides that Catellus REIT will pay incurred expenses in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Catellus REIT. The amended and restated bylaws will also provide that Catellus REIT may enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Delaware law.

Partnership Agreement.    The Partnership Agreement provides for indemnification of Catellus REIT, its sole general partner, its directors and officers and such other persons as the general partner may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the preceding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Catellus REIT has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND RELATED REIT CONVERSION

Introduction

The following discussion summarizes the material federal income tax considerations and consequences of the merger, the special E&P distribution, and the ownership and disposition of Catellus REIT common stock. This summary is for informational purposes only and is not tax advice.

This summary does not deal with all tax aspects or consequences that might be relevant to you in light of your specific circumstances. Except as indicated otherwise, this summary does not deal with holders of Catellus common stock subject to special treatment under the federal income tax laws, including insurance companies, financial institutions, broker-dealers, tax-exempt organizations, former U.S. citizens, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and stockholders holding Catellus common stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Except as indicated otherwise, this discussion applies only to U.S. persons. A U.S. person is a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or of any state or under the laws of the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate which is required to pay U.S. federal income tax regardless of the source of its income; or

•	a trust whose administration is under the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or which otherwise qualifies as a U.S. person.

A U.S. stockholder is a U.S. person who beneficially owns shares of Catellus common stock or Catellus REIT common stock, as applicable. A non-U.S. stockholder is a person who beneficially owns shares of Catellus common stock or Catellus REIT common stock, as applicable, who is not a U.S. person.

This discussion assumes that the shares of Catellus common stock and Catellus REIT common stock are or will be, as applicable, held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

If a partnership holds Catellus common stock or Catellus REIT common stock, as applicable, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Catellus common stock or Catellus REIT stock, you should consult your tax advisors.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service (including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service), and court decisions, all as of the date hereof. We cannot assure you that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. We cannot assure you the statements set forth herein will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

This summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER AND THE REIT CONVERSION, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE MERGER AND THE REIT CONVERSION AND OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Federal Income Tax Consequences of the Merger

The merger of Catellus with and into the Operating Partnership (which, for federal income tax purposes, is an entity disregarded as separate from Catellus REIT) is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code, and the federal income tax consequences summarized below assume that the merger will so qualify. Goodwin Procter LLP, special counsel to Catellus and to Catellus REIT, will deliver to us an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code. The opinion will be based on (i) certain assumptions and representations made by Catellus and Catellus REIT, and (ii) the Internal Revenue Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In additional, any such change could apply retroactively to transactions preceding the date of change. Opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the Internal Revenue Service or the courts.

Neither Catellus nor Catellus REIT will recognize any gain or loss as a result of the merger. You will not recognize any gain or loss upon the conversion of your shares of Catellus common stock into Catellus REIT common stock pursuant to the merger (other than if you are a non-U.S. person who owns or has owned in excess of 5% of Catellus’ common stock). The initial tax basis of the Catellus REIT common stock received by you pursuant to the merger will be the same as your adjusted tax basis in the shares of Catellus common stock being converted pursuant to the merger. The holding period of the Catellus REIT common stock received by you pursuant to the merger will include your holding period with respect to the shares of Catellus common stock being converted pursuant to the merger.

Certain Catellus stockholders who are non-U.S. persons could recognize gain or loss pursuant to the merger. Catellus is a “U.S. real property holding company” for the purposes of the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Additionally, we believe that Catellus REIT will qualify as a “domestically controlled REIT” for purposes of FIRPTA. A non-U.S. person who at any time during the five-year period ending on the effective date of the merger owned more than 5% of the Catellus common stock would recognize gain to the extent that the fair market value of the Catellus REIT common stock received in the merger exceeds his adjusted tax basis in his Catellus common stock. Any such non-U.S. person would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. person for purposes of the Internal Revenue Code (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of a 30% branch profits tax in the case of foreign corporations). See “—Taxation of Non-U.S. Stockholders—Sales of Catellus REIT Common Stock” for a related discussion of the impact of the application of FIRPTA.

Catellus REIT will acquire all of the assets of Catellus as a result of the merger. Catellus REIT will own substantially all of such assets indirectly through its interest as the sole general partner in the Operating Partnership and as the sole owner of Catellus REIT, LLC, a single member limited liability company, owning all of the limited partnership interests in the Operating Partnership. Catellus REIT, LLC and the Operating Partnership each is an entity disregarded as separate from Catellus REIT for federal income tax purposes. Consequently, for federal income tax purposes, Catellus REIT will be treated as owning directly all of the assets owned by Catellus immediately prior to the merger and acquired by the Operating Partnership through the merger. Catellus REIT will be treated as the direct owner of assets held by the Operating Partnership until the Operating Partnership ceases to be a disregarded entity by, for example, admitting an unrelated third party as a limited partner. The remainder of this section, consistent with the federal income tax treatment of the Operating Partnership as a disregarded entity, generally disregards the separate existence of the Operating Partnership.

Federal Income Tax Consequences of the Special E&P Distribution

You will receive in the special E&P distribution shares of Catellus REIT common stock or cash or both, at your election. The special E&P distribution will assist Catellus REIT in meeting the requirement that it distribute to its stockholders its accumulated non-REIT earnings and profits. For a detailed discussion of this requirement, see “—Federal Income Taxation of Catellus REIT Following the Merger—Requirements for Qualification as a REIT” below.

We may, at our discretion, limit the aggregate amount of cash distributed as part of the special E&P distribution. Under a technical reading of the applicable Treasury Regulations, the imposition of this limit could potentially cause a portion of the special E&P distribution to be treated as a non-taxable stock dividend by virtue of Section 305(a) of the Internal Revenue Code. This treatment would reduce the amount of our non-REIT earnings and profits distributed through the special E&P distribution and not otherwise designated as a distribution of capital gain. We have requested but not yet received from the Internal Revenue Service a private letter ruling confirming that any limit on the amount of cash paid would not reduce the amount of our non-REIT earnings and profits distributed through the special E&P distribution. The receipt of a favorable tax ruling cannot be assured. If we receive such a private letter ruling, we presently intend to impose a limit on the amount of cash distributed in the special E&P distribution to a maximum of $100 million, though no final determination has been made.

You will include the sum of the fair market value of the shares of Catellus REIT common stock and the amount of cash received in your gross income as ordinary income to the extent that the special E&P distribution to you is made out of your share of the portion of the current and accumulated earnings and profits of Catellus REIT allocable to the special E&P distribution. Any excess will be treated first as a tax-free return of capital, reducing your adjusted basis in your shares of Catellus REIT common stock, but not below zero, then as capital gain. The allocation of Catellus REIT’s current and accumulated earnings and profits to the special E&P distribution will be made pursuant to complex rules under the Internal Revenue Code in the following order: first, Catellus REIT’s remaining accumulated earnings and profits to the extent thereof, and second Catellus REIT’s 2004 current earnings and profits. The amount of Catellus REIT’s 2004 current earnings and profits allocated to the special E&P distribution will be reduced in the event that distributions by Catellus REIT during or relating to 2004, less distribution out of Catellus REIT’s accumulated 2004 earnings and profits, exceed its current earnings and profits. Catellus REIT’s regular quarterly dividend for the fourth quarter, 2003, currently anticipated to be declared in December and paid in January, will be deemed made out of Catellus REIT’s accumulated non-REIT earnings and profits, thereby reducing such earnings and profits, and will not be eligible for the dividends paid deduction normally available to REITs.

We currently estimate that the aggregate value of the special E&P distribution will be approximately $300 million. We believe that the substantial majority, if not all, of the special E&P distribution will consist of the portion of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution. The calculation of such earnings and profits, however, is very complicated, and depends upon facts with respect to which we may have less than complete information or the application of the law governing the determination of earnings and profits which is subject to differing interpretations, or both. There can be no assurances that the Internal Revenue Service will agree with our determination of Catellus REIT’s current and accumulated earnings and profits, and there are uncertainties regarding the amount of such earnings and profits. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the accumulated earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003, that it intends to audit the 1999 income tax return of Catellus and the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Any increase in Catellus REIT’s current or accumulated earnings and profits would increase the amount of the special E&P distribution constituting a dividend taxable as ordinary income.

A U.S. stockholder who elects to receive Catellus REIT common stock pursuant to the special E&P distribution would have a basis in such stock equal to the fair market value of such stock on the day we pay the special E&P distribution and the holding period in such stock would begin on that day.

Backup Withholding for the Special E&P Distribution

Under the backup withholding rules, a holder of Catellus REIT common stock may be subject to backup withholding at a rate of 29% with respect to the special E&P distribution paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Tax Consequences of the Special E&P Distribution to Tax-Exempt Catellus REIT Stockholders

Provided that a tax-exempt Catellus REIT stockholder (except certain tax-exempt Catellus stockholders described in the following sentence) has not held its Catellus REIT common stock as “debt financed property” within the meaning of the Internal Revenue Code and such Catellus REIT common stock is not otherwise used in a trade or business, the special E&P distribution will generally not constitute unrelated business taxable income or “UBTI.” For a tax-exempt Catellus REIT stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) or (c)(20), respectively, all or a portion of the special E&P distribution may constitute UBTI unless the organization is properly able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in Catellus REIT. Such Catellus REIT stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Tax Consequences of the Special E&P Distribution to Non-U.S. Stockholders

A non-U.S. stockholder will treat the fair market value of the special E&P distribution as ordinary income to the extent of the non-U.S. stockholder’s share of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution.

For non-U.S. stockholders, the special E&P distribution will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. If the special E&P distribution is effectively connected with such a trade or business, a non-U.S. stockholder will be subject to tax on the special E&P distribution on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the special E&P distribution, and generally will not be subject to withholding. A non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax on the special E&P distribution at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

To the extent that the sum of the fair market value of the special E&P distribution received by a non-U.S. stockholder exceeds the non-U.S. stockholder’s share of the portion of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution, it will be treated first as a tax-free return of capital to such non-U.S. stockholder, reducing the adjusted basis in the non-U.S. stockholder’s Catellus REIT common stock by the amount of such excess (but not below zero). If such basis is reduced to zero and there is remaining excess, the special E&P distribution will give rise to gain from the sale or exchange of such stock. For a discussion of the federal income tax consequences of a sale or exchange of Catellus REIT common stock by a non-U.S. stockholder, see “—Taxation of Non-U.S. Stockholders—Sales of Catellus REIT Common Stock” below.

Catellus REIT will withhold 10% of any distribution in excess of Catellus REIT’s current and accumulated earnings and profits. Consequently, although Catellus REIT currently intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that Catellus REIT does not do so, any portion of the special E&P distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, a non-U.S. stockholder may seek a refund of such amounts from the Internal Revenue Service if it subsequently determined that the special E&P distribution was, in fact, in excess of such earnings and profits, and the amount withheld exceeded the non-U.S. stockholder’s United States tax liability, if any, with respect to the special E&P distribution.

Federal Income Taxation of Catellus REIT Following the Merger

General.    Catellus REIT plans to make an election to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code, effective for 2004. Catellus REIT makes the election by filing its federal income tax return for the year in which it wishes to become a REIT on form 1120-REIT. Catellus REIT intends that, commencing with such first taxable year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and Catellus REIT intends to continue to operate in such a manner, but no assurance can be given that it in fact will continue to operate in such a manner so as to qualify or remain qualified.

Goodwin Procter LLP has acted as special counsel to Catellus and Catellus REIT in connection with the REIT conversion and Catellus REIT’s election to be taxed as a REIT. Goodwin Procter LLP will provide to Catellus REIT an opinion to the effect that, beginning with Catellus REIT’s first taxable year for which Catellus REIT elects to be a REIT, Catellus REIT will be organized and will operate in conformity with the requirements for qualification and taxation as a REIT, and its proposed method of organization and operation will enable it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion is conditioned upon completion of the REIT conversion and upon certain assumptions and representations made by Catellus and Catellus REIT as to matters relating to the organization and operation of Catellus REIT and its subsidiary partnerships, joint ventures, and other entities.

Qualification and taxation as a REIT depends upon Catellus REIT’s ability to meet on an ongoing basis through actual annual (and in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Goodwin Procter LLP will not review these results on an ongoing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Catellus REIT, Catellus REIT cannot provide any assurance that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.

So long as Catellus REIT qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. However, Catellus REIT will be subject to federal income tax as follows:

•	Catellus REIT will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid and excluding net capital gain;

•	Under some circumstances, Catellus REIT may be subject to the “alternative minimum tax” on its items of tax preference;

•	If Catellus REIT has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

•	Catellus REIT’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If Catellus REIT fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect Catellus REIT’s profitability;

•	Catellus REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Catellus REIT fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

•

Catellus REIT will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among Catellus REIT, its tenants and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties; and

•	If Catellus REIT acquires any asset from a taxable “C” corporation in a carry-over basis transaction, it could become subject to a corporate-level tax on a subsequent taxable disposition of the asset. Specifically, if Catellus REIT disposes of a built-in-gain asset in a taxable transaction prior to the expiration of the applicable 10-year recognition period, Catellus REIT would be subject to the highest regular corporate rate of tax (currently 35%) on the lesser of the gain recognized and the assets’ built- in-gain. Built-in-gain is the amount by which an asset’s fair market value exceeds Catellus REIT’s adjusted basis in the asset immediately after Catellus REIT acquires the asset in a carry-over basis transaction, and a built-in-gain asset is an asset with built-in-gain potentially subject to this corporate-level tax. The 10-year recognition period ends, on the tenth anniversary of the date Catellus REIT acquires the built-in-gain asset. We sometimes refer to the corporate level tax that Catellus REIT would be required to pay upon a taxable disposition of a built-in-gain asset as the “sting tax.”

The assets held by Catellus REIT, including any assets acquired by Catellus REIT from Catellus pursuant to the merger, on the effective date of its election to be a REIT will become built-in-gain assets if, with respect to each asset, the fair market value of the asset on such date exceeds Catellus REIT’s adjusted basis in the asset.

Catellus REIT’s assets, including the assets acquired from Catellus in the merger, will have significant built-in-gain, and Catellus REIT could be subject to a significant sting tax liability if Catellus REIT were to sell a built-in-gain asset prior to December 31, 2013 (assuming a REIT election as of January 1, 2004). Any sting tax paid by Catellus REIT would likely reduce the amount that we would otherwise distribute to you as an ordinary or capital gain dividend. Additionally, the potential sting tax liability may cause Catellus REIT to engage in like-kind exchanges or other tax deferred transactions, rather than taxable transactions, in which it would not otherwise engage. Catellus REIT does not currently expect to dispose of any asset that would result in a material liability for the sting tax. We cannot assure you, however, that our plans might not change and that we will not dispose of an asset subject to the sting tax.

Catellus REIT will conduct a substantial portion of its business, consisting of Catellus’ third-party development business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are subject to regular corporate income tax and cannot avail themselves of the dividends paid deduction available to REITs. Catellus REIT’s taxable REIT subsidiaries will therefore pay corporate level tax on their net taxable income from their conduct of Catellus REIT’s third-party development business. Additionally, Catellus REIT’s taxable REIT subsidiaries will be limited in their ability to deduct interest paid to Catellus REIT.

Certain “deferred gains” on assets owned by Catellus REIT are subject to special gain recognition rules as the result of prior asset transfers between members of the Catellus consolidated group in pre-REIT years. The maximum “deferred gains” associated with these assets is estimated to be $40 million. Certain of these assets will be in the Catellus REIT with the remainder in the Operating Partnership. The special gain recognition rules require Catellus REIT to include in taxable income the previously “deferred gain” on assets upon the occurrence of certain events. Such gains would be taxable, for example, if the assets were contributed to a taxable REIT subsidiary or sold, or if the Operating Partnership admits a new partner and therefore becomes a separate entity for federal income tax purposes.

Requirements for Qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for federal income tax purposes and complies with the record-keeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally are considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. Conditions (5) and (6) need not be satisfied during a REIT’s first year as a REIT.

Catellus REIT believes that it currently satisfies or will satisfy immediately after the merger the diversity of ownership standards contained in conditions (5) and (6) above, even though such tests will not apply to Catellus REIT until its second full year as a REIT. In addition, Catellus REIT’s certificate of incorporation contains restrictions regarding the transfer of shares of common stock that are intended to assist Catellus REIT in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Catellus REIT will be able to satisfy these share ownership requirements. If Catellus REIT fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If Catellus REIT complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

To qualify as a REIT, Catellus REIT cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Catellus REIT will succeed to the earnings and profits of Catellus as a result of the merger. Catellus REIT, as a newly organized subsidiary of Catellus, itself does not have any non-REIT earnings and profits. Catellus REIT’s non-REIT earnings and profits will include any earnings and profits accumulated by Catellus through the date of the merger and any accumulated earnings and profits from the date of the merger through the effective date of the REIT election.

Catellus REIT expects the special E&P distribution to eliminate the non-REIT earnings and profits of Catellus to which Catellus REIT will succeed as a result of the merger. Notwithstanding, if the Internal Revenue Service determines that Catellus REIT inherited undistributed non-REIT earnings and profits and Catellus REIT did not distribute the non-REIT earnings and profits by the end of 2004, Catellus REIT could avoid disqualification as a REIT by using “deficiency dividend” procedures to distribute the non-REIT earnings and profits. The deficiency dividend procedures would require Catellus REIT to make a distribution to stockholders, in addition to the regularly required REIT distributions, within 90 days of the Internal Revenue Service determination. In addition, Catellus REIT would have to pay to the Internal Revenue Service interest on 50% of the non-REIT earnings and profits that were not distributed prior to the end of Catellus REIT’s first taxable year as a REIT.

Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Catellus REIT will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries.    A taxable REIT subsidiary of Catellus REIT is a corporation in which Catellus REIT directly or indirectly owns stock and that elects, together with Catellus REIT, to be treated as a taxable REIT subsidiary under Section 856(1) of the Internal Revenue Code. In addition, if a taxable REIT subsidiary of Catellus REIT owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Catellus REIT.  A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

A taxable REIT subsidiary is not subject to the 100% tax on “prohibited transactions,” need not comply with the REIT income tests, and can generally perform some impermissible tenant services without causing Catellus REIT to receive impermissible tenant services income under the REIT income tests. The taxable REIT subsidiaries of Catellus REIT will hold land to be developed for sale to third parties and other property potentially subject to the prohibited transactions tax if directly owned by Catellus REIT. Catellus REIT’s taxable REIT subsidiaries will also conduct business activities the income from which could cause Catellus REIT to fail to satisfy the REIT income tests, such as the development of real property for third parties, and to a lesser extent to provide services that would otherwise give rise to impermissible tenant service income under the REIT income tests if performed by Catellus REIT.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary of Catellus REIT is limited in its ability to deduct interest payments in excess of  a certain amount made to Catellus REIT. In addition, Catellus REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between Catellus REIT, its tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Catellus REIT’s taxable REIT subsidiaries will make interest and other payments to Catellus REIT and to third parties. There can be no assurance that Catellus REIT’s taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to Catellus REIT.  In addition, there can be no assurance that the Internal Revenue Service might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Ownership of Partnership Interests by a REIT.    A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below.

The Operating Partnership will be an entity disregarded as separate from Catellus REIT for federal income tax purposes immediately after the merger. Consequently, all assets, liabilities and items of income, deduction and credit of the Operating Partnership will be treated as assets, liabilities and items of income, deduction and credit of Catellus REIT itself.

If and when the Operating Partnership becomes a partnership for federal income tax purposes, because, for example, the Operating Partnership issues units therein to a third party in connection with the acquisition of real property, Catellus REIT’s proportionate share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of assets and items of income of any subsidiaries that are partnerships or limited liability companies taxed as partnerships, will be treated as assets and items of income of Catellus REIT for purposes of applying the asset and income tests. Catellus REIT has control over the Operating Partnership and substantially all of the partnership and limited liability company subsidiaries of the Operating Partnership and intends to operate the Operating Partnership in a manner that is consistent with the requirements for qualification of Catellus REIT as a REIT.

        Income Tests Applicable to REITs.    To qualify as a REIT, Catellus REIT must satisfy two gross income tests. First, at least 75% of Catellus REIT’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of Catellus REIT’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by Catellus REIT will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, Catellus REIT may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, Catellus REIT may not provide “impermissible services” to tenants (except through an independent contractor from whom Catellus REIT derives no revenue and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of Catellus REIT’s direct cost of providing the service. If the impermissible tenant service income exceeds 1% of Catellus REIT’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of Catellus REIT’s total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

Unless Catellus REIT determines that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by Catellus REIT in the taxable year, will not jeopardize Catellus REIT’s status as a REIT, Catellus REIT does not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be noncustomary or rendered to the occupant of the property.

        Catellus currently provides services and provides access to third party service providers at some or all of its properties. However, based upon Catellus’ experience in the rental markets where the properties are located, Catellus believes that all access to service providers and services provided to tenants by Catellus (and which will be provided by Catellus REIT) either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible tenant service income that will cause Catellus REIT to fail to meet the income test requirements. However, Catellus REIT cannot provide any assurance that the Internal Revenue Service will agree with these positions. Catellus REIT will monitor the activities at its properties and believes that it will not provide services that will cause it to fail to meet the income tests.

Catellus REIT will earn a small amount of nonqualifying income relative to Catellus REIT’s total gross income in any relevant taxable year. For example, Catellus REIT will earn fees related to the management of properties that are not wholly owned by Catellus REIT. Catellus REIT believes that the amount of nonqualifying income generated from these activities will not affect Catellus REIT’s ability to meet the 95% gross income test.

“Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. Catellus REIT does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Catellus REIT’s share of any dividends received from its taxable REIT subsidiaries (and from other corporations in which Catellus REIT owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Catellus REIT does not anticipate that it will receive sufficient dividends to cause it to exceed the limit on nonqualifying income under the 75% gross income test.

If Catellus REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code.  These relief provisions generally will be available if Catellus REITs failure to meet the tests is due to reasonable cause and not due to willful neglect, Catellus REIT attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Catellus REIT would be entitled to the benefit of these relief provisions. For example, if Catellus REIT fails to satisfy the gross income tests because nonqualifying income that Catellus REIT intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause.  If these relief provisions are inapplicable to a particular set of circumstances involving Catellus REIT, Catellus REIT will fail to qualify as a REIT. As discussed under “Federal Income Taxation of Catellus REIT Following the Merger—General” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Any gain realized by Catellus REIT on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (i.e., “dealer property”), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. Catellus REIT intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with Catellus REIT’s investment objectives. Catellus REIT intends to hold any dealer property only indirectly through taxable REIT subsidiaries of Catellus REIT. Catellus REIT cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of properties held directly by Catellus REIT and not through a taxable REIT subsidiary is dealer property subject to the 100% penalty tax.

Asset Tests Applicable to REITs.    At the close of each quarter of its taxable year, Catellus REIT must satisfy four tests relating to the nature of its assets:

(1)	at least 75% of the value of Catellus REIT’s total assets must be represented by real estate assets, cash, cash items and government securities. Catellus REIT’s real estate assets include, for this purpose, its allocable share of real estate assets held by non-corporate subsidiaries of the Operating Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of Catellus REIT;

(2)	not more than 25% of Catellus REIT’s total assets may be represented by securities other than those in the 75% asset class;

(3)	except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the test described in clause (1):

•	the value of any one issuer’s securities owned by Catellus REIT may not exceed 5% of the value of Catellus REIT’s total assets;

•	Catellus REIT may not own more than 10% of any one issuer’s outstanding voting securities; and

•	Catellus REIT may not own more than l0% of the value of the outstanding securities of any one issuer; and

(4)	not more than 20% of Catellus REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

Catellus REIT believes that the aggregate value of its taxable REIT subsidiaries will not exceed 20% of the aggregate value of its gross assets. With respect to each issuer in which Catellus REIT will own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, Catellus REIT believes that its pro rata share of the value of the securities, including debt, of any such issuer will not exceed 5% of the total value of Catellus REIT’s assets and that it will comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, Catellus REIT cannot provide any assurance that the Internal Revenue Service might not disagree with Catellus REIT’s determinations.

After initially meeting the asset tests at the close of any quarter, Catellus REIT will not lose its status as a REIT if it fails to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25%, 20% or 5%

asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Catellus REIT intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If Catellus REIT were to fail to cure noncompliance with the asset tests within this time period, Catellus REIT would cease to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, Catellus REIT is required to distribute dividends, other than capital gain dividends, to its stockholders each year in an amount at least equal to (1) the sum of (a) 90% of Catellus REIT’s REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if Catellus REIT recognizes any built-in gain, Catellus REIT could be required, under Treasury regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. See “ Federal Income Taxation of Catellus REIT Following the Merger – General” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before Catellus REIT timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

Catellus REIT intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that Catellus REIT’s REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, Catellus REIT anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that Catellus REIT, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, Catellus REIT may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of Catellus REIT shares.

Under some circumstances, Catellus REIT may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in Catellus REIT’s deduction for dividends paid for the earlier year. Thus, Catellus REIT may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Catellus REIT will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that Catellus REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

Catellus REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Catellus REIT fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements.    Catellus REIT will be required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of Catellus REIT to Qualify as a REIT.    If Catellus REIT fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, Catellus REIT will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If Catellus REIT fails to qualify as a REIT, Catellus REIT will not be required to make any distributions to stockholders and any distributions that are made to stockholders will not be deductible by Catellus REIT. As a result, Catellus REIT’s failure to qualify as a REIT would significantly reduce the cash available for distributions by Catellus REIT to its stockholders. In addition, if Catellus REIT fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of Catellus REIT’s current and accumulated earnings and profits, whether or not attributable to capital gains of Catellus REIT, and corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Catellus REIT also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that Catellus REIT would be entitled to any statutory relief.

Taxation of U.S. Stockholders

Distributions by Catellus REIT. So long as Catellus REIT qualifies as a REIT, distributions to U.S. stockholders out of its current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted tax basis of the stockholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. stockholder’s adjusted basis in its shares will be taxable as capital gains in the amount of such access if the shares are held as a capital asset. If Catellus REIT declares a dividend in October, November or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, Catellus REIT will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Catellus REIT may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. stockholder has held its shares. Designations made by Catellus REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If Catellus REIT designates any portion of a dividend as a capital gain dividend, a U.S. Stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, Catellus REIT may designate all or part of its net capital gain as “undistributed capital gain.” Catellus REIT will be subject to tax at regular corporate rates on any undistributed capital gain.

A U.S. stockholder:

(1)	will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; and

(2)	will be deemed to have paid its proportionate share of the tax paid by Catellus REIT on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by Catellus REIT exceeds the U.S. stockholder’s tax liability on the undistributed capital gain.

A U.S. stockholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of Catellus REIT will be adjusted appropriately.

Catellus REIT will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1)	a 20% rate gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%; or

(2)	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

        Catellus REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate in excess of 25%.

Distributions made by Catellus REIT and gain arising from the sale or exchange by a U.S. stockholder of shares will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from Catellus REIT generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. Catellus REIT will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any net operating losses or capital losses of Catellus REIT. Catellus REIT’s operating or capital losses would be carried over by Catellus REIT for potential offset against future income, subject to applicable limitations.

Sales of Shares.    Upon any taxable sale or other disposition of shares, a U.S. stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

(1)	the amount of cash and the fair market value of any property received on the sale or other disposition; and

(2)	the holder’s adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Stockholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Catellus REIT shares held for more than 12 months. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. stockholder from Catellus REIT that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Stockholders

Provided that a tax-exempt stockholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from Catellus REIT will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt stockholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Catellus REIT will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests:

(1)	it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2)	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its articles of incorporation, Catellus REIT does not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Stockholders

Distributions by Catellus REIT.    Distributions by Catellus REIT to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by Catellus REIT of “U.S. real property interests” nor designated by Catellus REIT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of Catellus REIT’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. stockholder’s basis in its Catellus REIT common shares will be taxable to a non-U.S. stockholder as gain from the sale of common shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of Catellus REIT that do not exceed the adjusted basis of the non-U.S. stockholder in its common shares will reduce the non-U.S. stockholder’s adjusted basis in its common shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

Catellus REIT expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with Catellus REIT; or

(2)	the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with Catellus REIT claiming that the distribution is income effectively connected with non-U.S. stockholder’s trade or business.

Catellus REIT may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. stockholder that are designated by Catellus REIT at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1)	the investment in the common shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by Catellus REIT of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

Catellus REIT will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of Catellus REIT’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts designated by Catellus REIT as undistributed capital gains in respect of the common shares held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by Catellus REIT of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United

States federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by Catellus REIT on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by Catellus REIT were to exceed their actual United States federal income tax liability.

Sale of Catellus REIT Common Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of Catellus REIT common shares generally would not be subject to United States taxation unless:

(1)	the investment in the Catellus REIT common shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3)	the Catellus REIT common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Catellus REIT common shares will not constitute a United States real property interest if Catellus REIT is a domestically controlled REIT. Catellus REIT will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders.

Catellus REIT believes that it will be a domestically controlled REIT and, therefore, that the sale of Catellus REIT common shares would not be subject to taxation under FIRPTA. Because the Catellus REIT common shares will be publicly traded, however, Catellus REIT cannot guarantee it will be a domestically controlled REIT.

Even if Catellus REIT does not qualify as a domestically controlled REIT at the time a non-U.S. stockholder sells its Catellus REIT common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

(1)	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2)	the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of Catellus REIT common shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders.    In general, information reporting requirements will apply to payments of distributions on Catellus REIT common shares and payments of the proceeds of the sale of Catellus REIT common shares to some stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 29% for 2004 and 2005 (currently scheduled to be reduced to 28% by 2006) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3906(c) of the Internal Revenue Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some stockholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Stockholders.    Generally, information reporting will apply to payments of distributions on Catellus REIT common shares, and backup withholding at a rate of 29% (scheduled to be reduced to 28% by 2006) may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Catellus REIT common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of Catellus REIT common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Other Tax Consequences for Catellus REIT and Its Stockholders

Catellus REIT and its stockholders will be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Catellus REIT and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders of Catellus REIT should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Catellus REIT.

A portion of Catellus REIT’s income will be earned through Catellus REIT’s taxable REIT subsidiaries.  The taxable REIT subsidiaries will be subject to federal and state income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made to Catellus REIT.

To the extent that Catellus REIT and the taxable REIT subsidiaries are required to pay federal, state or local taxes, Catellus REIT will have less cash available for distribution to stockholders.

PROPOSAL 2

ELECTION OF DIRECTORS

There are eleven nominees for election to our board of directors. Each director is elected to serve annually until our next annual stockholders meeting and until his or her successor is elected and qualified. Each nominee has indicated a willingness to serve if elected. However, if any nominee should become unable to serve before the annual meeting, proxies voted for such nominees will be voted for the election of the replacement chosen by the board of directors. Management of Catellus has no reason to believe that any of the nominees will be unable or unwilling to serve if elected a director. Set forth below is certain information concerning the nominees, which is based on data furnished by them.

Following the merger, the directors of Catellus will become the directors of Catellus REIT.

NOMINEES TO THE BOARD OF DIRECTORS

Name of Nominee	Business Experience	Age	Year First Elected a Director

Joseph F. Alibrandi	Mr. Alibrandi has served as Chairman and Chief Executive Officer of Alibrandi Associates, L.L.C., a money management firm, since 2001. From 1985 until his retirement in 1999, Mr. Alibrandi served as Chairman of Whittaker Corporation, a diversified company with business activities in the aerospace and communications fields. From 1974 to 1994 and from 1996 to 1999, he also served as Chief Executive Officer of Whittaker Corporation. Mr. Alibrandi is currently a director of AeroVironment, Inc.	74	1989

Stephen F. Bollenbach	Mr. Bollenbach has served as President and Chief Executive Officer of Hilton Hotels Corporation since 1996. From 1995 to 1996, Mr. Bollenbach was Executive Vice President and Chief Financial Officer of The Walt Disney Company. From 1993 to 1995, he was President and Chief Executive Officer of Host Marriott Corporation. Mr. Bollenbach is currently Chairman of Park Place Entertainment Corporation, a gaming spin-off from Hilton, and a director of Hilton Group PLC and AOL/Time Warner, Inc.	60	1999

Daryl J. Carter	Mr. Carter has served as Co-Chairman of Capri Capital, L.P., a real estate investment company, since 1992.	47	1995

Richard D. Farman

Mr. Farman has served as Chairman Emeritus of Sempra Energy, an energy services holding company, since September 2000. From 1998 to 1999, he served as Chairman and CEO of Sempra Energy. From 1993 to 1998, he served as President, Chief Operating Officer, and Director of Pacific Enterprises, an energy services company. From 1993 to 1995, he was Chief Executive Officer of Southern California Gas Company, a subsidiary of Pacific Enterprises. Mr. Farman is currently a director of UnionBanCal; KCET, a nonprofit public service television station; and Executive Service Corps of Southern California, a nonprofit organization that provides management consulting to the nonprofit community.

		67	1997

Name of Nominee	Business Experience	Age	Year First Elected a Director

Christine Garvey	Ms. Garvey has served as Global Head of Corporate Real Estate Services at Deutsche Bank AG London since May 2001. From December 1999 until April 2001, Ms. Garvey served as Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. From 1997 to 1998, Ms. Garvey served as Group Executive Vice President, Commercial Real Estate Services Group of Bank of America NT&SA. From 1992 to 1997, Ms. Garvey served as Executive Vice President, Corporate Real Estate, Other Real Estate Owned, Sales and Property Management of Bank of America NT&SA.	57	1995

William M. Kahane

Mr. Kahane served as Non-Executive Chairman of our board of directors from May 1998 until May 2000. Since April 2000, he has served as Chief Executive Officer and as a director of Peracon, Inc., an Internet platform that facilitates the purchase and sale of commercial real estate. Mr. Kahane also serves as managing director of GF Capital Management, a financial advisory, real estate and wealth management firm providing services to entrepreneurial-oriented clients worldwide. In April 2003, Mr. Kahane was appointed as an independent trustee of American Financial Realty Trust, a self-administered, self-managed real estate investment trust. From 1981 until 1992, Mr. Kahane was in the investment banking department of Morgan Stanley & Co. Mr. Kahane has also served as Chairman of Milestone Partners Limited, a real estate investment banking company, since 1992.

		55	1997

Leslie D. Michelson

Mr. Michelson has served as Vice Chairman and Chief Executive Officer of CaP CURE, the world’s largest private source of prostate cancer research funding, since December 2002. From May 2002 until December 2002, he served as President and Chief Executive Officer of CaP CURE. From August 2001 to May 2002, Mr. Michelson served as an investor, advisor and/or director for a portfolio of entrepreneurial health care, technology and real estate companies. From March 2000 to August 2001, Mr. Michelson served as Chief Executive Officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as Managing Director of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as Chairman and Co-Chief Executive Officer of Protocare, a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, Mr. Michelson served as Chairman and Chief Executive Officer of Value Health Sciences, Inc., an applied health services research firm.

		52	1997

Name of Nominee	Business Experience	Age	Year First Elected a Director

Deanna W. Oppenheimer	Ms. Oppenheimer has served as President, Banking and Financial Services of Washington Mutual, Inc., a financial services company, since December 1999. Prior to that time, she served as President, Consumer Banking of the company from July 1999 to December 1999 and Executive Vice President, Consumer Banking from 1995 to July 1999. Ms. Oppenheimer is also a trustee and Chair-Elect of the Board of Trustees of the University of Puget Sound.	45	2001

Nelson C. Rising	Mr. Rising has served as our Chairman of the Board of Directors and Chief Executive Officer since May 2000. From 1994 through May 2000, Mr. Rising served as our President and Chief Executive Officer and as a Director.	61	1994

Thomas M. Steinberg	Mr. Steinberg has served as President of Tisch Family Interests since 1997. In this capacity, he manages and supervises investments for members of the Laurence A. Tisch and Preston R. Tisch families. From 1991 until 1997, he served as Managing Director of Tisch Family Interests. Formerly, he was a Vice President of Goldman Sachs & Co. Mr. Steinberg is currently Chairman of the Board of Directors of Gunther International, Ltd., and a director of Infonxx, Inc. and Ableco.	46	1994

Cora M. Tellez

Ms. Tellez served as President of the Health Plans Division of Health Net, Inc., a managed health care company, from January 2001 to April 2002. In 2000, she served as President of the Western Division of Health Net, Inc., and from 1998 to 1999, she served as President and Chief Executive Officer of Health Net of California, a division of Health Net, Inc. From 1997 to 1998, Ms. Tellez served as President and Chairman of Prudential HealthCare Plan of California, Inc., a health care company, and from 1994 to 1997, she served as Senior Vice President and Regional Chief Executive of the Bay Region for Blue Shield of California, a health insurance provider. Ms. Tellez is currently Chair of the Asian Pacific Fund, a non-profit organization, and a director of the S.H. Cowell Foundation and Mills College. She is also a director of the Institute for the Future, Holy Names College, and Philippine International Aid.

		53	2001

The board of directors recommends a vote “FOR” the election as a director of each of the nominees listed above.

Arrangements Regarding Nominees

Under the terms of Mr. Rising’s employment agreement, the board of directors is required to use its best efforts to cause Mr. Rising to continue to be elected as a member of the board of directors through December 31, 2006. See “—Employment Agreements—Employment Agreement with Mr. Rising.”

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors Meetings

The board of directors held 7 meetings in 2002. Each director attended at least 75% of the total number of meetings in 2002 of the board and of the committees of which that director was a member.

Board Committees

The board of directors has established an Audit Committee, a Compensation and Benefits Committee, a Corporate Governance Committee, and a Finance Committee. No member of these committees, other than the

Finance Committee, may be an employee of Catellus or any subsidiary. The current membership of each Committee and the number of meetings each Committee held in 2002, are as follows:

Name of Director	Audit	Compensation and Benefits	Corporate Governance	Finance
Joseph F. Alibrandi		Member	Member
Stephen F. Bollenbach		Member		Chairman
Daryl J. Carter	Chairman			Member
Richard D. Farman, Lead Independent Director	Ex Officio	Member	Chairman	Ex Officio
Christine Garvey			Member	Member
William M. Kahane	Member	Chairman
Leslie D. Michelson	Member	Member
Deanna W. Oppenheimer			Member	Member
Nelson C. Rising, Chairman				Member
Thomas M. Steinberg	Member			Member
Cora M. Tellez	Member		Member

Number of Meetings in 2002	4*	4	2	4

*	Members of the Audit Committee also participated in quarterly conference calls to review Catellus’ financial results. Beginning in the third quarter, these quarterly conference calls were noticed as formal meetings of the Audit Committee.

A copy of the Audit Committee’s charter, as amended, is attached as Annex E. Among other things, the Audit Committee:

•	Is directly responsible for the appointment, compensation and oversight of our independent accountants that we engage to audit our financial statements.

•	Pre-approves all non-audit services provided by our independent accountants but only to the extent such services are not prohibited under applicable law and do not impair the independence of our independent accountants.

•	Reviews the results of each audit by our independent accountants and discusses with them any factors, including, without limitation, the provision of any non-audit services, that may affect their independence.

•	Reviews our interim and year-end financial statements with management and our independent accountants.

•	Reviews our general policies and procedures regarding audits, accounting and financial controls, the scope and results of the auditing engagement, and the extent to which we have implemented changes suggested by our independent accountants.

The Compensation and Benefits Committee:

•	Sets the compensation of the chief executive officer and, based on the recommendations of the chief executive officer, of members of senior management reporting directly to the chief executive officer.

•	Exercises general review authority over compensation levels of all other corporate officers and key management personnel.

•	Reviews annually our compensation practices and salary administration procedures.

•	Reviews and approves changes in existing employment practices and employee benefit programs and approves new programs.

•	Administers performance award and stock option plans.

The Corporate Governance Committee:

•	Reviews and recommends changes to documents and practices relating to the governance of Catellus, the board, and its committees.

•	Sets guidelines for governance of Catellus and for performance of directors.

•	Reviews and recommends director nominations to the board.

•	Reviews and recommends committee and committee chair assignments to the board.

•	Reviews the performance of the chairman, lead independent director, and board.

The Finance Committee:

•	Reviews and approves financing arrangements and other transactions within a specified size range.

•	Recommends to the board larger financing arrangements and other transactions.

Directors’ Compensation

Each director who is not an employee of Catellus receives an annual retainer of $30,000, except Mr. Farman, our lead independent director, who receives $100,000. The chair of each committee also receives an annual retainer of $3,000. In addition, each non-employee director receives fees of: (i) $1,250 for attendance at each meeting of the board of directors, (ii) $1,200 for attendance by members of the Audit Committee at each meeting of the Audit Committee, and (iii) $1,000 for attendance at each meeting of any other board committee of which that director is a member, and, in Mr. Farman’s case, an ex officio member. Directors are also reimbursed for their out-of-pocket expenses for each board or committee meeting attended.

Each non-employee director also receives an automatic grant of an option to purchase 5,000 shares of common stock following each annual meeting of stockholders. The exercise price of each option is the closing stock price on the date of grant. Each option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive director stock units (“Director Stock Units”) in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

These option grants and Director Stock Unit grants have been made pursuant to our amended and restated 1996 Performance Award Plan and our 2000 Performance Award Plan. If the 2000 Plan Amendment and the 2003 Performance Award Plan are approved by stockholders, future automatic stock option grants to non-employee directors will be made and Director Stock Units will be credited pursuant to the 2003 Performance Award Plan. See “Proposal 4—Approval of the 2003 Performance Award Plan.”

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers of the Company

Our executive officers are listed below. There were no family relationships between any executive officers and directors. All executive officers serve at the pleasure of the Board of Directors, subject to compliance with various employment agreements to which the Company and the officers are parties.

Name and Position	Business Experience	Age

Nelson C. Rising Chairman of the Board and Chief Executive Officer	See description under Board of Directors for Mr. Rising’s business experience.	61

Timothy J. Beaudin Executive Vice President	Mr. Beaudin was elected as Executive Vice President in September 2001. Before this election, Mr. Beaudin served as President of our Commercial Group, where he was responsible for managing our commercial development activities, asset management, property sales, and the property tax group. From January 1996 to early 1999, Mr. Beaudin served as our Senior Vice President, Property Operations.	44

C. William Hosler Senior Vice President and Chief Financial Officer	Mr. Hosler joined us as Senior Vice President and Chief Financial Officer in July 1999. From January 1998 to March 1999, Mr. Hosler served as the Chief Financial Officer for Capital Company of America, LLC. From 1995 to 1998, Mr. Hosler served as the Chief Financial Officer for Morgan Stanley & Co.—Morgan Stanley Real Estate Funds.	40

Vanessa L. Washington Senior Vice President and General Counsel	Ms. Washington joined the Company in December 2001 and has served as Senior Vice President and General Counsel since January 2002. Before joining the Company, Ms. Washington was associated with California Federal Bank from 1992 to 2001, and served as Senior Vice President, Corporate Secretary and Counsel from 1996 to 2001.	43

Paul A. Lockie Vice President and Controller	Mr. Lockie has served as Vice President and Controller since he joined us in February 1996.	44

Jaime L. Gertmenian Vice President, Human Resources and Administration	Ms. Gertmenian has been with us since October 1995 as Vice President of Human Resources and Administration.	36

Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Annual Bonus (1)	Other Annual Compensation (2)	Securities Underlying Option Awards	All Other Compensation(3)
Nelson C. Rising Chairman and Chief Executive Officer	2002 2001 2000	$716,625 682,512 650,000	$1,885,000 1,919,530 1,491,750	— — —	— 500,000 1,000,000	$131,485 60,634 60,634

Timothy J. Beaudin Executive Vice President	2002 2001 2000	450,000 374,554 325,000	1,094,667 841,500 737,754	$16,403 12,930 13,972	— — 300,000	9,515 8,664 8,264

C. William Hosler Senior Vice President and Chief Financial Officer	2002 2001 2000	281,190 272,999 260,000	663,000 484,575 507,003	— — —	— — 240,000	9,515 8,664 8,264

Vanessa L. Washington(4) Senior Vice President and General Counsel	2002 2001 2000	250,000 13,302 —	410,000 — —	58 — —	— 100,000 —	9,515 — —

Paul A. Lockie Vice President and Controller	2002 2001 2000	179,812 172,917 148,750	93,009 90,000 75,000	336 331 309	10,000 10,000 40,000	9,107 8,664 8,239

(1)	Bonus includes (a) performance-based annual awards earned in that year, whether or not paid in a subsequent year; (b) a special bonus of $166,667 paid to Mr. Beaudin in April 2002 pursuant to his memorandum of understanding discussed in “—Employment Agreements” below; and (c) a hiring bonus of $130,000 paid to Ms. Washington in April 2002.

(2)	Perquisites did not, in the aggregate, exceed the lesser of $50,000 or 10% of the total of salary and bonus for each named executive. The amounts listed represent earnings in 2002 in excess of 120% of the applicable federal rate on amounts deferred by the named executive into a Declared Rate subaccount (as described below) under Catellus’ Deferred Compensation Program (as described below). Each of the named executives is eligible to participate in a non-qualified deferred compensation program (the “Deferred Compensation Program”). Under this program, an executive may elect to defer a portion of his or her base salary, and a portion or all of his or her bonus. Amounts deferred are credited to a bookkeeping account for the executive, together with the investment returns or losses (“Earnings”) that would have accrued to the account if it were invested in various investment options selected by the executive. An executive who retires at age 59½ or who has more than ten years of service will be vested in an additional 25% of positive Earnings. Amounts deferred under the program into the Declared Rate subaccount are credited with a rate (the “Declared Rate”) based on the 120 month rolling average of ten-year U.S. Treasury Notes as of August 31 of the preceding year (rate is enhanced after age 59½ or ten years of service). Amounts deferred into the other subaccounts in the Deferred Compensation Program are subject to fluctuations in value, depending on the performance of the simulated financial investments selected by the executive.

(3)	The amounts listed for 2002 represent (a) our contributions to the executives’ Profit Sharing & Savings Plan and Trust of $4,000 for each of the named executives, except Mr. Lockie who received $3,592; (b) a $5,515 matching 401(k) contribution for each named executive; and (c) for Mr. Rising, a life insurance premium of $51,970 and a one-time payment of $70,000 awarded by the Compensation and Benefits Committee, which was deferred until Mr. Rising’s retirement.

(4)	Ms. Washington joined Catellus in December 2001 and was elected as Senior Vice President and General Counsel effective as of January 14, 2002.

Option Grants in 2002

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees In 2002	Per Share Exercise or Base Price	Expiration Date	5%	10%
Nelson C. Rising	—	—	—	—	—	—
Timothy J. Beaudin	—	—	—	—	—	—
C. William Hosler	—	—	—	—	—	—
Vanessa L. Washington	—	—	—	—	—	—
Paul A. Lockie	10,000	2.23%	$18.05	11/24/2012	$113,515	$287,671

(1)	The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future price of our common stock. We do not endorse the accuracy of this model, or any other model, for valuing options. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions, and the option holders’ continued employment through the vesting period. The potential realizable value calculation assumes that the optionholder waits until the end of the option term to exercise the entire option. This table does not take into account any actual change in the price of our common stock from the date of grant to the current date. If the market price of our common stock does not appreciate over the option term, no value will be realized from the option grants made to the named officers.

Aggregated Option Exercises and Fiscal Year-End Option Holdings

			Number of Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Nelson C. Rising	—	—	2,250,000	900,000	$22,246,250	$3,400,000
Timothy J. Beaudin	—	—	589,800	160,200	6,005,230	1,017,270
C. William Hosler	—	—	336,840	203,160	1,576,434	1,102,566
Vanessa L. Washington	—	—	25,000	75,000	60,000	180,000
Paul A. Lockie	—	—	22,500	37,500	133,100	163,300

The table above gives information on the value (stock price less exercise price) of the options held by the named executive officers at year-end using the closing trading price ($19.85) of our common stock on December 31, 2002. An option is “in the money” if the market value of the common stock exceeds the exercise price of the options. This value does not reflect the actual value of the options using a Black-Scholes option pricing model.

Certain Relationships and Related Transactions

Mr. Bollenbach, a director, is President and Chief Executive Officer of Hilton Hotels Corporation (“Hilton”), which has common investments with Catellus in two hotels: the New Orleans Riverside Hilton Hotel, located in New Orleans, Louisiana, and the Embassy Suites Hotel located in San Diego, California. These investments pre-date both Mr. Bollenbach’s tenure as an officer of Hilton Hotels Corporation and his tenure as a member of our board of directors. Our share of the partnership distributions from these properties in 2002 totaled approximately $6.1 million.

•

The New Orleans Riverside Hilton Hotel is owned by International Rivercenter, a limited partnership, and managed by Hilton under a management contract with the partnership. Catellus owns a 25.2% general partnership interest in International Rivercenter and Hilton owns a 67.4% general partnership interest. Catellus and Hilton also each own a 38.75% partnership interest in New Orleans Rivercenter, a general partnership that owns an eight-acre parcel of land adjacent to the New Orleans Riverside Hilton Hotel. The remaining 22.5% partnership interest in this land parcel is held by New Orleans International Hotel, a limited partnership, in which Catellus owns a 15.9% limited partnership interest and Hilton owns a 29.5% limited partnership interest. All remaining interests in the foregoing partnerships are held by unrelated parties.

•	The Embassy Suites Hotel in San Diego, California is owned by Pacific Market Investment Company, a general partnership, equally owned by Catellus and Embassy Suites, Inc. Embassy Suites, Inc. manages that hotel under a management agreement with the partnership, and Embassy Suites, Inc. has been a subsidiary of Hilton since November 1999.

Under the REIT conversion, the owner of the New Orleans Riverside Hilton Hotel and the Embassy Suites Hotel, respectively, will continue to exist as the property owner, or Owner, and the current Catellus entity having the ownership interest in the Owner will become part of Catellus REIT. The respective Owner in turn will lease the hotel to a new entity, or Tenant, and the Tenant will assume the responsibility to pay Hilton under the management agreement. Each respective joint venture partner (or its designee) will have the same ownership interest in Tenant as it does in the Owner, with Catellus’ ownership interest in the Tenant being held by a taxable REIT subsidiary.

Ms. Oppenheimer, a director since May 2001, is President of Banking and Financial Services of Washington Mutual, Inc., a financial services company. Washington Mutual Bank, FA, a subsidiary of Washington Mutual, Inc., made a construction loan to us on April 5, 2001, in the principal amount of $9.9 million, payable at an interest rate of 30-day LIBOR plus 2.0%. The balance outstanding on that loan as of March 11, 2003 was $6.3 million. In addition, Washington Mutual, Inc. has merged with Bank United Corp., which made a construction loan to us on September 15, 2000 in the principal amount of $9.75 million, payable at an interest rate of 30-day LIBOR plus 2.5%. That loan was paid in full on July 23, 2002. Catellus believes that the terms of each of the foregoing transactions are no less favorable to Catellus than the terms obtainable in an arm’s length transaction with an independent third party.

In the normal course of business, we build buildings for and lease space to businesses similar to those with which some of our directors are affiliated. We have entered into two five-year leases with Washington Mutual Bank for premises of approximately 40,000 square feet and 25,947 square feet, respectively, owned by a subsidiary of Catellus in Northridge, California. In addition, we have entered into a ten-year lease with Washington Mutual Bank for premises of approximately 50,922 square feet located in a building owned by Catellus located in Coppell, Texas. Catellus believes that the proposed terms of each of the foregoing transactions are no less favorable to Catellus than the terms obtainable in an arm’s length transaction with an independent third party. We may, in the future, discuss other transactions of these types with businesses with which our directors are affiliated. Any such transactions will be approved by a majority of the disinterested directors.

On December 22, 2000, we made an unsecured loan of $1,000,000 to Mr. Rising, Chairman of our board of directors and Chief Executive Officer, pursuant to the terms of his employment agreement. Principal is payable in three equal installments on the first three anniversaries of the termination of Mr. Rising’s employment. Interest on the unpaid principal at the rate of 5.87% per annum is payable on February 28 of each year until all principal and interest amounts are paid in full.

In April 1999, we made an interest-free loan of $500,000 to Mr. Beaudin, our Executive Vice President, for the purchase or construction of a residence in connection with his relocation to the Denver, Colorado area, pursuant to the terms of his employment agreement. The loan is secured by a junior deed of trust on the residence. Principal is payable in installments of $166,666 on each April 6th of 2002 and 2003, and $166,667 on April 6, 2004. The balance outstanding on this loan as of March 11, 2003 is $333,333. In conjunction with the loan, Mr. Beaudin agreed to pledge certain of his stock options in Catellus as additional collateral for the loan, and further agreed not to conduct a cashless exercise of such options until the loan is paid in full. On October 26, 2001, we agreed to allow Mr. Beaudin to exercise an option to purchase 50,000 shares of common stock which, unless exercised, would have expired on February 10, 2002. In consideration for being permitted to exercise the expiring stock options, Mr. Beaudin agreed to sell only as many shares as were necessary to pay the exercise price and applicable taxes. Mr. Beaudin further agreed to hold the remaining shares until such time as the loan is paid in full or he has received advance written clearance from Catellus to sell the shares.

Compensation Committee Interlocks and Insider Participation

During 2002, Messrs. Alibrandi, Bollenbach, Farman, Kahane, and Michelson served as members of the Compensation and Benefits Committee. None of the members of the Compensation and Benefits Committee has ever been an employee or officer of Catellus. However, Mr. Bollenbach, a director, is President and Chief Executive Officer of Hilton Hotels Corporation, which has two hotel investments with Catellus. See “—Certain Relationships and Related Transactions.”

EMPLOYMENT AGREEMENTS

Summarized below are the employment agreements or memoranda of understanding with our named executive officers. The Compensation and Benefits Committee may award different or additional compensation from that which is described below. See “—Report of the Compensation and Benefits Committee” below.

Employment Agreement With Mr. Rising

We have an employment agreement with Mr. Rising that provides that he will serve as Chairman and Chief Executive Officer until December 31, 2006, and that the board of directors will use its best efforts to cause him to continue to be elected as a member of the board throughout the term of his employment. The employment agreement provides for a minimum base salary which will be increased by 5% each year, stock option awards, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below.

Mr. Rising’s current employment agreement also provides for a retirement benefit comprised of an annual contribution (“Annual Credit”) to his account in Catellus’ Deferred Compensation Plan, to be made after the determination of his bonus for each calendar year, in an amount equal to the present value of an annuity that would (i) pay to Mr. Rising, during his lifetime, an amount equal to 5% of the sum of his average annual salary and bonus earned for the three calendar years completed immediately prior to the date on which the Annual Credit is determined and (ii) pay to Mr. Rising’s wife after his death, if she survives him, for her lifetime, one-half of the annual amount payable to Mr. Rising. In the event that Mr. Rising’s employment with Catellus terminates by reason of death, disability, constructive discharge (such as reduction in his salary or maximum bonus potential or a failure to elect him as a member of the board) or without cause, Catellus will credit Mr. Rising’s Deferred Compensation Plan account with an amount equal to the product of the Annual Credit and the number of years between January 1 of the year in which termination occurs and December 31, 2006. The agreement provides that the Annual Credit in any year will not exceed $1,000,000 and the total Annual Credits will not exceed $7,000,000. On January 1, 2002, Catellus credited Mr. Rising’s Deferred Compensation Plan account with $2,000,000 as a replacement for, and in full satisfaction of, Catellus’ obligations to provide a retirement benefit under Mr. Rising’s prior employment agreement.

Mr. Rising’s employment can be terminated by either party at any time, with or without cause. If Mr. Rising’s agreement is terminated for any reason other than for cause or his voluntary resignation, he will receive a pro rata share of that year’s target bonus payment. In addition, if we terminate his employment for any reason other than for cause, or in the event of his death, disability or constructive discharge, Mr. Rising is entitled to receive, over a period of up to 24 months, payments in the aggregate equal to two times his average annual salary and bonus for the three preceding years, and all of his stock options become immediately exercisable.

If, however, Mr. Rising is constructively discharged or terminated without cause within 12 months after a change of control of Catellus, then he will, instead, receive a lump sum payment of three times his average annual salary and bonus for the three preceding years. In addition, all of his stock options will become immediately exercisable. If Mr. Rising incurs an excise tax under Section 4999 of the Internal Revenue Code (relating to “excess parachute payments”) with respect to any payments he receives from Catellus and the acceleration of the vesting of his options, and if his “excess parachute payments” are at least 110% of the amount of the parachute payments that he could have received without being subject to any excise tax under Section 4999, we will make a “gross-up” payment to Mr. Rising to make him whole for this excise tax and any income and employment taxes which apply to the gross-up payment.

For these purposes, a change of control generally includes:

•	Acquisitions of 25% or more of our voting stock by one person or group;

•	Changes in membership on our board of directors such that directors who are currently on the board of directors, and those nominated by the then-current directors, are no longer a majority of the board;

•	Consummation by our stockholders of any reorganization in which our stockholders before the reorganization do not own at least 50% of the voting stock of Catellus or the surviving entity after the reorganization; or

•	Consummation by our stockholders of any complete liquidation or dissolution of Catellus, or of any sale of substantially all of our assets.

Pursuant to the terms of Mr. Rising’s prior employment agreement, Catellus provided him with an unsecured loan of $1,000,000 on December 22, 2000. For more information regarding this loan, see “—Certain Relationships and Related Transactions” above.

Memorandum of Understanding With Mr. Beaudin

We have a Memorandum of Understanding (“MOU”) with Mr. Beaudin dated as of February 7, 2001. Mr. Beaudin was elected Executive Vice President on September 26, 2001. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. In addition, the MOU provides that Mr. Beaudin is entitled to receive a special bonus of $166,667 on each April 6th of 2002, 2003, and 2004, if he has (i) remained continuously employed by Catellus throughout the period ending on the date the special bonus payment is otherwise due, and (ii) not sold any common stock of Catellus on or before the date the special bonus payment is otherwise due, unless that stock was acquired pursuant to the exercise of an option that was scheduled to expire by its terms within one year of the date of exercise.

Pursuant to the terms of his prior employment agreement, Mr. Beaudin received an interest-free loan from Catellus of $500,000 on April 6, 1999. For more information regarding this loan, see “—Certain Relationships and Related Transactions” above.

Mr. Beaudin’s employment may be terminated by either party at any time, with or without cause. If we terminate his employment for any reason other than for cause, or in the event of his death or disability, or if he resigns for “good reason” (such as reduction in his salary or reduction in his responsibilities), Mr. Beaudin is entitled to receive, over a 24-month period, payments in the aggregate equal to two times his average annual salary and bonus for the three preceding years, and all of his stock options will become immediately exercisable.

If, however, Mr. Beaudin is terminated without cause or resigns for “good reason” within 12 months after a change of control, then he will, instead, receive a lump sum payment of three times his average annual salary and bonus for the three preceding years, and all of his stock options will become immediately exercisable. Mr. Beaudin is entitled to receive a gross-up payment for any excise tax liability he may incur, on the same terms and conditions as Mr. Rising. A change of control here has the same meaning as in Mr. Rising’s employment agreement, described above.

Memorandum of Understanding With Mr. Hosler

We have a Memorandum of Understanding with Mr. Hosler that provides that he will serve as Senior Vice President and Chief Financial Officer. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. Mr. Hosler is subject to the same termination provisions as are described with respect to Mr. Beaudin’s agreement, above.

Employment Letter Agreement With Mr. Lockie

We have a letter agreement regarding employment with Mr. Lockie that provides that he will serve as Vice President—Controller. The letter agreement provides for a minimum base salary, stock option awards, as well as an annual target bonus as may be made available under Catellus’ bonus program. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below.

Memorandum of Understanding With Ms. Washington

We have a Memorandum of Understanding with Ms. Washington that provides that she will serve as Senior Vice President and General Counsel. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. Ms. Washington’s employment may be terminated by either party at any time, with or without cause. If we terminate her employment for any reason other than for cause, or if she resigns for “good reason” (such as reduction in her salary or reduction in her responsibilities), Ms. Washington is entitled to receive payments in the aggregate equal to her then one year base salary and 100% of her targeted annual bonus for the calendar year, prorated for actual months of service during such year, and all of her stock options will become immediately exercisable. If, however, Ms. Washington is terminated without cause or resigns for “good reason” within 12 months after a change of control, then she will, instead, receive a lump sum payment of two times her average annual salary and bonus for the two preceding years (or, in the event of a change in control that occurs prior to December 31, 2003, two times her then annual salary and the then current annual maximum cash bonus potential for the year), and all of her stock options will become immediately exercisable. A change of control here has the same meaning as in Mr. Rising’s employment agreement, described above.

REPORT OF THE COMPENSATION AND BENEFITS COMMITTEE

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following report of the Compensation and Benefits Committee of our board of directors shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

This report is presented by the Compensation and Benefits Committee (“Compensation Committee”) of the board of directors of Catellus Development Corporation (“Company”). In this report, we will describe:

•	The process for setting compensation policy

•	The compensation policy for the executive officers of the Company and certain key executives of its operating subsidiaries

•	Compensation of the Chairman and Chief Executive Officer for 2002

•	Certain tax matters

Process for Setting Compensation Policy

The Compensation Committee, which is composed entirely of independent outside directors, sets the Company’s compensation policies. The Compensation Committee makes all material decisions regarding the compensation of the Chairman and Chief Executive Officer, Nelson C. Rising. Based on the recommendations of Mr. Rising, the Compensation Committee also reviews and approves the compensation of the executive officers of the Company and certain key executives of the Company’s operating subsidiaries (“Senior Executives”).

The Compensation Committee has retained Mercer Human Resource Consulting to advise it on the development and implementation of incentive compensation programs and to assess compensation practices of comparable real estate companies. As part of the assessment, Mercer considers a composite of companies that reflects the unusual breadth of the Company’s activities within the real estate industry and examines the Company’s ability to attract and retain outstanding employees in light of their alternative opportunities. The list of companies considered in this analysis is reevaluated and updated periodically. The Compensation Committee has also retained FPL Associates L.P. to advise it in connection with the effect of the proposed REIT conversion on stock options held by executives and key employees of Catellus and its operating subsidiaries.

The Compensation Committee integrates the Company’s compensation policy with its business plan and goals. The Compensation Committee believes that the Company’s compensation program has contributed materially to stockholder value because it has made the compensation of Senior Executives substantially dependent upon the accomplishment of the Company’s goals to enhance stockholder value. The Compensation Committee continuously monitors the Company’s executive compensation program, and makes modifications when it believes that these modifications will improve the program and will further enhance stockholder value. The Compensation Committee expects to make changes to the compensation program, as needed, to reflect the Company’s evolving needs.

Compensation Policy for Senior Executives

It is the policy of this Compensation Committee to establish specific compensation programs that:

•	Provide a competitive total compensation opportunity, the actual level of which is commensurate with performance, to attract, retain, and motivate highly talented executives.

•	Emphasize achievement of important financial, operational, and strategic objectives.

•	Link compensation to performance by establishing meaningful performance objectives tied to the Company’s annual operating plan.

The compensation program for Senior Executives consists of base salary, cash bonuses, and long-term incentive compensation in the form of stock options, with a major proportion of the total compensation opportunity in cash bonuses and long-term incentive compensation. The Compensation Committee believes that having a substantial portion of compensation contingent upon performance aligns the interests of Senior Executives with those of stockholders and enhances value to stockholders. In the view of the Compensation Committee, the program fully satisfied these goals in 2002.

Base salaries for Senior Executives are determined by evaluating the Senior Executive’s responsibilities, experience, and skills, and by reference to the competitive marketplace for executives, including a comparison to base salaries for comparable positions at comparable businesses with some executives above the median and some below. Base salaries of the Senior Executive group, on average, approximated the median of base salaries of executives with similar responsibilities at comparable businesses. With the addition of performance-based bonuses, the total cash compensation of some of the Company’s Senior Executives reached or exceeded the 75th percentile, commensurate with performance, compared to total cash compensation at comparable businesses.

In 2001, the Compensation Committee established for each Senior Executive a set of goals that was required to be met to attain various levels of bonus, up to 312.5% of base salary for Mr. Rising and up to 250% of base salary for other Senior Executives. The actual award amount for each Senior Executive is determined by evaluating the performance of the Senior Executive in comparison to these goals. The most heavily-weighted goals for Senior Executives have historically been goals relating to the growth of the Company, as measured by earnings before depreciation and deferred taxes (EBDDT) per share, both in actual terms and relative to the performance of peer companies, and planned growth of EBDDT per share for the coming year, as approved by the board of directors. Recently the board of directors decided to convert the Company to a Real Estate Investment Trust (“REIT”), subject to stockholder and final board approval. As such, EBDDT ceases to be an appropriate measure on a going-forward basis. For the 2002 bonus, the Compensation Committee chose not to provide the portion of the award attributable to planned EBDDT growth per share. Instead, the Committee chose to make a special, one-time, cash award based principally upon a subjective assessment of management’s success in positioning the Company for enhancing stockholder value in the future.

Consistent with the provisions of the 2000 Performance Award Plan, the Company makes periodic grants of stock options to executives, senior managers, and other key employees. In 2000, the Company made grants of stock options to several Senior Executives designed to cover three years of long-term incentives, and a grant to Mr. Rising designed to cover five years of long-term incentives.

Compensation of the Chairman and Chief Executive Officer for 2002

In accordance with his existing employment agreement and the bonus plan for Senior Executives adopted for 2002, Mr. Rising received a base salary of $716,625 in 2002 and was eligible for a target bonus of 125% of his base salary and a maximum bonus of 312.5% of his base salary. For 2002, the Compensation Committee awarded Mr. Rising a cash bonus of $1,885,000, which represents 263% of his salary ($1,163,000 based on the actual and relative growth of the Company’s EBDDT and $272,000 based on his contribution to positioning the Company for future growth and the proposed REIT conversion. Additionally, the Compensation Committee awarded Mr. Rising a one-time payment of $70,000 that was deferred until Mr. Rising’s retirement. The bonus award and one-time payment were made in recognition of his effective leadership of the Company, as demonstrated by:

•	The successful completion of an assessment of our strategic direction.

•	The outstanding results of the Company’s operations in 2002, with a 12.4% increase in earnings before depreciation and deferred taxes over 2001.

•	The recruiting, motivation, and retention of an exceptional management team.

•	Successfully managing the Company during challenging economic times.

•	Positioning the Company for future growth through strategic property acquisitions and financing strategies and the entitlement of the Company’s existing properties.

Certain Tax Matters

U.S. tax law limits the deductibility for federal income tax purposes of certain compensation paid to the Chief Executive Officer or any of the four other most highly compensated executive officers. The Company intends to structure the compensation program to maximize the deductibility of compensation to the extent feasible, consistent with the goals for its executive compensation programs.

Compensation and Benefits Committee

William M. Kahane, Chairman

Joseph F. Alibrandi

Stephen F. Bollenbach

Richard D. Farman

Leslie D. Michelson

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table provides information about stockholders that beneficially own more than 5% of our common stock, based on documents filed under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class(1)

Harris Associates, L.P(2).	8,206,177	9.4%
Two North LaSalle Street, Suite 500
Chicago, Illinois 60602

California Public Employees’ Retirement System (CalPERS)(3)	8,182,276	9.4%
Lincoln Plaza, 400 P Street
Sacramento, California 95814

Third Avenue Management LLC(4)	5,683,511	6.5%
707 Third Avenue
New York, New York 10017-2023

Southeastern Asset Management, Inc.(5)	4,989,700	5.7%
6410 Poplar, Suite 900
Memphis, Tennessee 38119

(1)	Percentage ownership is calculated using Catellus’ total issued and outstanding common stock as of March 10, 2003.

(2)	Based upon information in a Schedule 13G/A filed by Harris Associates, L.P. on February 14, 2003.

(3)	Based upon information in a Schedule 13D filed by CalPERS on December 17, 2001.

(4)	Based upon information in a Schedule 13G/A filed by Third Avenue Management LLC on January 29, 2003.

(5)	Based upon information in a Schedule 13G/A filed by Southeastern Asset Management, Inc. on January 10, 2003.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows how much of our common stock each director and named executive officer beneficially owned, and the amount owned by all current directors and executive officers as a group, as of March 11, 2003. Each person has sole voting and investment power over the shares shown unless otherwise indicated.

Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Owned
Joseph F. Alibrandi (2)	36,995	*
Stephen F. Bollenbach (3)	26,190	*
Daryl J. Carter (4)	40,643	*
Richard D. Farman (5)	33,643	*
Christine Garvey (6)	31,121	*
William M. Kahane (7)	40,758	*
Leslie D. Michelson (8)	21,744	*
Deanna W. Oppenheimer (9)	5,893	*
Nelson C. Rising (10)	2,338,673	2.7%
Thomas M. Steinberg (11)	37,951	*
Cora M. Tellez (12)	12,384	*
Timothy J. Beaudin (13)	688,433	*
C. William Hosler (14)	396,097	*
Vanessa L. Washington (15)	25,000	*
Paul A. Lockie (16)	32,500	*
All current directors and executive officers as a group (15 persons)	3,768,025	4.3%

*	Less than one percent.

(1)	In addition to shares held directly, the number of shares shown as beneficially owned includes (i) shares subject to options that are exercisable within 60 days of March 11, 2003, and (ii) non-voting Director Stock Units which have been credited as described under “Directors’ Compensation.” All Director Stock Units have vested, unless otherwise noted below.

(2)	Mr. Alibrandi. Includes 14,971 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; 384 shares held in a revocable trust of which Mr. Alibrandi is trustor, trustee, and beneficiary; and 17,500 shares subject to options.

(3)	Mr. Bollenbach. Includes 13,690 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 12,500 shares subject to options.

(4)	Mr. Carter. Includes 18,143 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 22,500 shares subject to options.

(5)	Mr. Farman. Includes 5,704 Director Stock Units and 12,500 shares subject to options.

(6)	Ms. Garvey. Includes 8,621 Director Stock Units, 420 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 22,500 shares subject to options.

(7)	Mr. Kahane. Includes 28,258 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 12,500 shares subject to options.

(8)	Mr. Michelson. Includes 9,244 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 12,500 shares subject to options.

(9)	Ms. Oppenheimer. Includes 2,143 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 3,750 shares subject to options.

(10)	Mr. Rising. Includes 2,250,000 shares subject to options. This figure does not include 35,000 shares held by the Rising Family Foundation, a nonprofit charitable foundation of which Mr. Rising and his wife are the sole directors, and 4,375 shares held by a trust of which Mr. Rising’s adult son, Christopher Rising, is trustee. Mr. Rising disclaims beneficial ownership of the shares held by the Rising Family Foundation and the shares held in trust by his son.

(11)	Mr. Steinberg. Includes 7,312 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 22,500 shares subject to options.

(12)	Ms. Tellez. Includes 6,834 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 3,750 shares subject to options.

(13)	Mr. Beaudin. Includes 659,700 shares subject to options.

(14)	Mr. Hosler. Includes 392,760 shares subject to options.

(15)	Ms. Washington. All shares are subject to options.

(16)	Mr. Lockie. All shares are subject to options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Securities Exchange Act requires our executive officers, directors, and stockholders who own more than 10% of our stock to file reports of ownership and any changes in ownership with the Securities and Exchange Commission. Due to a courier error, a Form 5 for Christine Garvey was filed one day after the required deadline. In addition, a Form 4 for Jaime Gertmenian was filed after the required deadline, and an amended Form 5 and Form 3 was filed for Paul Lockie and Vanessa Washington, respectively, each to reflect one previously unreported option grant. Based solely on our review of copies of the Section 16(a) reports, and on written statements from our executive officers and directors, we believe that all other required reports of executive officers and directors were filed on time in 2002.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following report of the Audit Committee of our board of directors shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

The Audit Committee of the Catellus Development Corporation (“Company”) board of directors is composed of five independent Directors and operates under a written charter adopted by the board of directors. Each member of the Audit Committee is “independent” as defined under the New York Stock Exchange listing standards. The current members of the Audit Committee are Daryl J. Carter (Chairman), William M. Kahane, Leslie D. Michelson, Thomas M. Steinberg, and Cora M. Tellez.

Management is responsible for internal accounting and financial controls, the financial reporting process, the internal audit function, and compliance with legal and ethics programs. The Company’s independent accountants, PricewaterhouseCoopers LLP, are responsible for performing an independent audit of consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report on that audit. The Audit Committee’s responsibility is to monitor and oversee these processes and report its findings to the Board. In addition, the Audit Committee is responsible for the appointment and compensation of our independent accountants.

In this context, the Audit Committee has met and held discussions with management and PricewaterhouseCoopers LLP. Management represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) and other relevant auditing standards.

PricewaterhouseCoopers LLP has also provided to the Audit Committee the written disclosures and letter regarding auditor independence required by the American Institute of Certified Public Accountants, and the Audit Committee has discussed with PricewaterhouseCoopers LLP its independence from the Company.

Based on the Audit Committee’s discussion with management and PricewaterhouseCoopers LLP and its review of management’s representations and the report of PricewaterhouseCoopers LLP to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Audit Committee

Daryl J. Carter, Chairman

William M. Kahane

Leslie D. Michelson

Thomas M. Steinberg

Cora M. Tellez

AUDITOR FEES AND INDEPENDENCE

Audit Fees

The following table shows the aggregate fees billed or expected to be billed for professional services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001, for (i) the audit of our annual consolidated financial statements and reviews of the financial statements included in our Forms 10-Q and 10-K; (ii) audits of consolidated subsidiaries; and (iii) extended audit procedures requested by management or the Audit Committee.

	2002	2001
Audit Fees	$533,250	$563,544

Audit-Related Fees

The following table shows the aggregate fees billed or expected to be billed for assurance and related services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for the following services: (i) employee benefit plan audits, (ii) audits of joint ventures and other equity method investments; and (iii) consultation concerning financial accounting and reporting standards.

	2002	2001
Audit-Related Fees	$145,500	$177,960

Tax Fees

The following table shows the aggregate fees billed or expected to be billed for tax services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for the following services: (i) tax compliance, including the preparation of original and amended tax returns; and (ii) tax consultation and planning.

	2002	2001
Tax Fees	$220,550	$136,700

All Other Fees

The following table shows the aggregate fees billed or expected to be billed for services rendered by PricewaterhouseCoopers LLP, other than the services covered in “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” above, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for services relating to information technology consulting.

	2002	2001
All Other Fees	$11,699	$37,473

Determinations by Audit Committee

The Audit Committee of the board of directors determined in early 2002 that the provision of certain non-audit services in 2002 was compatible with maintaining the independent accountants’ independence. The Audit Committee pre-approves all non-audit services provided by our independent accountants, but only to the extent that the non-audit services are not prohibited under applicable law and the Committee reasonably determines that the non-audit services do not impair the independence of the independent accountants.

COMPARISON OF CUMULATIVE TOTAL RETURNS

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following performance graph shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

The following graph compares the five-year return on a $100 investment in our common stock with the return on a similar investment in the Standard & Poor’s MidCap 400 Stock Index and the NAREIT Total Return Equity Index, assuming reinvestment of dividends. In addition to the five-year graph, we are providing a similar performance graph covering an eight-year period. The returns shown below are not necessarily indicative of future performance.

Total Return Analysis

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Catellus Development Corp	$100.0	$71.6	$64.1	$87.5	$92.0	$99.3
S&P MidCap 400	$100.0	$118.9	$136.2	$159.9	$158.9	$136.0
NAREIT Total Return Equity Index	$100.0	$82.5	$78.7	$99.4	$113.3	$117.6

Total Return Analysis

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Catellus Development Corp	$100	$100	$194	$340	$244	$218	$298	$313	$338
S&P MidCap 400	$100	$131	$156	$205	$244	$280	$329	$326	$279
NAREIT Total Return Equity Index	$100	$115	$156	$188	$155	$148	$186	$212	$221

PROPOSAL 3

APPROVAL OF THE AMENDMENT TO THE 2000 PERFORMANCE AWARD PLAN

General Description of Proposed Stock Option Exchange Offer*

If Catellus stockholders approve Proposal 1 and this Proposal 3, which are both conditions to Catellus converting to a REIT, each stockholder will receive his or her share of the one-time special E&P distribution and one share of stock of Catellus REIT for every share of Catellus stock. In addition, each stockholder will be entitled to receive all future dividend payments, including the quarterly dividends beginning for the third quarter of 2003. Holders of vested options to acquire Catellus stock (“Vested Options”), however, would not be entitled to receive either the special E&P distribution or future dividends unless they exercised their options in which case they would give up the future value of the options. Holders of unvested options to acquire Catellus stock (“Unvested Options”) would not be eligible to exercise their options and, therefore, could not receive either the special E&P distribution or future dividends. Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that such a conversion could affect stock options in place for the Company’s executives and key employees. The board was concerned that adjustments be made to such options so that holders of options would have equity-based incentives after the conversion that approximated the value of their options before the conversion. This would assist in keeping the interests of management and the stockholders aligned.

In November 2002, the Compensation and Benefits Committee (the “Compensation Committee”) of the board of directors retained FPL Associates L.P. (“FPL”) to advise it as to the effect of a REIT conversion on existing long-term incentives if Catellus were to convert to a REIT. FPL met with members of the Compensation Committee and of management several times between November 2002 and early March 2003. FPL reviewed Catellus’ incentive compensation plans, materials prepared by management with respect to outstanding options, and various materials prepared by Morgan Stanley for the board of directors with respect to the REIT conversion, which included estimated ranges of the post-conversion value of Catellus common stock. FPL determined the current Black-Scholes value of the options and then calculated estimated Black-Scholes values for the options post-conversion, utilizing estimates of the post-conversion value of Catellus’ common stock from the Morgan Stanley materials and estimates of the magnitude of the cash portion of the special E&P distribution from management. These calculations indicated a decline in the Black-Scholes value of the options following the conversion. FPL then calculated the change in current value of the options as a result of the conversion using estimates of the post-conversion value of Catellus’ common stock contained in the Morgan Stanley materials and assuming that the options were exercised shortly after the conversion. These calculations, which were done on a pre-tax basis (not taking into account any taxes that might be incurred by the option holders in exercising the options or selling the shares), indicated increases in current values that, in the aggregate, partially offset the declines indicated by the Black-Scholes calculations. FPL then discussed its analysis and alternative approaches to the treatment of the options with the Compensation Committee. These included (a) issuing new options,  (b) issuing dividend equivalent rights in conjunction with existing and future options, (c) accelerating the vesting of Unvested Options, and (d) the approach described below that the Compensation Committee and the board of directors ultimately adopted that entailed different treatment for Unvested Options and Vested Options.

For Unvested Options, FPL recommended that the holders of these options be offered the opportunity to exchange their Unvested Options for restricted stock of Catellus in connection with the REIT conversion.  We refer to this exchange offer as the “stock option exchange offer.” Upon consummation of the Merger, the restricted stock would be converted into restricted stock of Catellus REIT.

*	Information contained in this proxy statement/prospectus is not a substitute for the tender offer statement and the offer circular that Catellus intends to file with the SEC in connection with the stock option exchange offer. Holders of Catellus stock options that were unvested on December 1, 2002 are urged to read the tender offer statement and the offer circular when it becomes available because it will contain important information about the stock option exchange offer. The tender offer statement and offer circular and other documents that will be filed by Catellus will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

The Compensation Committee, working with FPL and management, devoted significant attention to determining the most appropriate methodology for converting unvested options into restricted stock through an exchange offer. Recognizing the different characteristics associated with Unvested Options versus restricted stock, FPL provided the Compensation Committee with several financial models that compared the value of Unvested Options in a non-dividend-paying C-corporation to the value of restricted stock in a dividend-paying REIT. In an effort to arrive at a conversion methodology that provided option holders with approximately equivalent value on a risk-adjusted basis before and after the stock option exchange offer, FPL provided models examining both historical and hypothetical future scenarios. Based on the results of these models and scenarios, FPL recommended that tendered Unvested Options be exchanged for restricted stock based upon a conversion formula that applies a 15% discount to a Black-Scholes value of the tendered option. The appropriate input variables used to calculate this Black-Scholes value were also given careful consideration.

As used in connection with the proposed stock option exchange offer, the calculation of the Black-Scholes value of the Unvested Options is based on assumptions deemed appropriate for a non-dividend-paying  C-corporation. One of the input factors in the Black-Scholes valuation model is current share price. In attempting to determine the pre-REIT conversion current share price, FPL suggested that the appropriate current share price for this purpose should theoretically not reflect the value attributable to the announcement of the REIT conversion. After significant discussion among FPL, the Compensation Committee and management, it was collectively agreed that $18.42 was a reasonable current share price to use in the Black-Scholes model.

As an example of the application of this methodology, if the Black-Scholes value of a tendered Unvested Option is determined to be $10,000, that amount is multiplied by 85%, and the product ($8,500) is divided by $18.42 to determine the number of shares of restricted Catellus common stock to be issued to the option holder. In this example, 461 restricted shares would be awarded in accordance with the terms of the proposed stock option exchange offer ($8,500 divided by $18.42, rounded to the nearest whole number, equals 461).

For Vested Options, FPL calculated the potential impact of the conversion on each option holder, using the methodology described above and including an analysis of the enhanced value of receiving restricted stock in exchange for Unvested Options. In general, FPL concluded that no adjustment was required to provide most holders of Vested Options approximately equivalent value before and after the conversion and did not recommend that any adjustment be made for most holders of Vested Options. For a number of option holders, it did recommend the issuance of additional shares of restricted stock to “make up” for an indicated loss in value.

In April 2003, the Compensation Committee and the board of directors determined that the value of the options would be impacted by Catellus converting to a REIT primarily due to the fact that, unlike stockholders, option holders would not be entitled to receive dividends and the cash portion of the special E&P distribution and by the anticipated lower volatility of the stock price of Catellus REIT, partially offset, in the aggregate, by the anticipated increase in value of the stock as a result of the conversion. Consequently, the Compensation Committee and the board of directors approved the recommended exchange offer of restricted stock for Unvested Options and the proposed treatment of Vested Options. It also decided to offer certain option holders the opportunity to exchange their Unvested Options for restricted stock units (which would permit a tax deferral) instead of restricted stock of equivalent value.

The stock option exchange offer is expected to commence as soon as practicable following stockholder approval of the Merger and the 2000 Plan Amendment and to end approximately 30 days later. The persons eligible to participate in the stock option exchange offer will be directors and certain officers and employees of Catellus holding Unvested Options at December 1, 2002. Each replacement grant will generally be in the form of restricted stock or restricted stock units, vesting ratably over three years, for the relevant number of shares.  A restricted stock unit will represent Catellus’ promise to deliver a share of common stock, subject to vesting, three years after the grant date and will cover the same number of shares that the employee would have received had he or she been granted a replacement restricted stock award. Restricted stock and restricted stock units will be entitled to received dividends currently. Each option that is not tendered in the stock option exchange offer will remain outstanding in accordance with its existing terms and will be converted into an option to acquire shares of Catellus REIT if the merger is consummated.

With respect to the Vested Options, the Compensation Committee and board of directors decided that no special provision should be made other than to convert them into options to acquire shares of Catellus REIT and to make them equivalent from an “in the money” standpoint for the special E&P Distribution in accordance with their terms and FASB Interpretation No. 44 (“FIN 44”). Under FIN 44, because the option holders would not receive the special E&P distribution, the number of shares would increase and the strike price would be reduced in order to maintain the same “in the money” value of the options and the same ratio of strike price to fair market value after the special E&P distribution as before the distribution. Under FIN 44, the adjustment would result in no charge to earnings. No adjustments will be made for regular dividends, nor are option holders entitled to receive regular dividends.

The following table prepared by Catellus, sets forth certain information, using Black-Scholes and In the Money values, concerning the options and the hypothetical impact of the REIT conversion and proposed stock option exchange offer with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003, assuming that all eligible stock options are exchanged for shares of restricted stock. Black-Scholes is a widely accepted methodology for valuing stock options. However, Black-Scholes valuations are subject to various assumptions and may not reflect the true values of the options. Moreover, the table does not reflect all of the factors discussed above that were considered by the Compensation Committee, the board of directors and FPL in determining the most appropriate methodology for treating outstanding stock options.

	Total Number of Options Before Conversion (a)	Black-Scholes Value of Options Before Conversion (b)	Projected Number of Options After Conversion (c)	In the Money Value of Options After Conversion (d)	Number of Restricted Shares After Conversion (e)		Value of Restricted Shares After Conversion (f)	Restricted Stock Value and In the Money Option Value After Conversion
Nelson C. Rising	3,150,000	$34,341,245	2,050,000	$22,411,250	443,827		$9,120,645	$31,531,895
Timothy J. Beaudin	750,000	8,559,780	589,800	6,418,090	70,081		1,440,165	7,858,255
C. William Hosler	540,000	4,883,691	336,840	1,812,222	103,332	(g)	2,123,473	3,935,695
Vanessa L. Washington	100,000	893,365	–	–	37,516		770,954	770,954
Paul A. Lockie	60,000	586,084	20,000	141,000	16,363		332,260	477,260
All directors and executive officers as a group (15 persons)	4,885,000	51,762,155	3,094,140	31,521,717	735,686		15,118,347	46,640,064
All other option holders	3,194,844	28,566,347	1,557,733	8,602,800	694,559	(g)	14,273,187	22,875,987

Totals	8,079,844	$80,328,502	4,651,873	$40,124,517	1,430,245	(g)	$29,391,535	$69,516,051

(a)	Includes Vested Options and Unvested Options outstanding as of March 31, 2003.

(b)	Black-Scholes valuation based on a C-Corporation structure with no dividend payments, a 3.70% risk free rate, the strike price and remaining life of each option grant for the named individuals and directors, a weighted average strike price of $15.58 and an average remaining life of 7.03 years for all other holders, 25% volatility of Catellus stock, and a share price of $19.69 based on the average closing price of the stock for the 20 trading days before the March 3, 2003 announcement of the REIT conversion.

(c)	Number of Vested Options after the stock option exchange offer but prior to the FIN 44 adjustment for the special E&P distribution.

(d)	The In the Money Value of Vested Options is calculated as the number of Vested Options times the difference between $20.55 and each Vested Option strike price, where $20.55 is the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(e)	Number of restricted stock shares exchanged from Unvested Options.

(f)	The calculated value of the restricted stock shares is based on the average closing price of $20.55 for Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(g)	Includes 68,097 additional shares that would be issued to “make-up” value lost in the REIT conversion, including 20,376 shares to Mr. Hosler and 47,721 shares to 60 other option holders.

The following table prepared by Catellus sets forth the number of Vested Options and weighted average strike prices before and after the FIN 44 adjustment with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003:

	Total Number of Vested Options Before E&P Distribution (h)	Weighted Average Strike Price Before E&P Distribution (h)	In the Money Value Before E&P Distribution (i)	Projected Number of Vested Options After E&P Distribution (j)	Weighted Average Strike Price After E&P Distribution (j)	In the Money Value After E&P Distribution (k)
Nelson C. Rising	2,050,000	$9.62	$22,411,250	2,462,157	$8.01	$22,411,250
Timothy J. Beaudin	589,800	9.67	6,418,090	708,380	8.05	6,418,090
C. William Hosler	336,840	15.17	1,812,222	404,562	12.63	1,812,222
Vanessa L. Washington	–	–	–	–	–	–
Paul A. Lockie	20,000	13.50	141,000	24,021	11.24	141,000
All directors and executive officers as a group (15 persons)	3,094,140	10.36	31,521,717	3,716,223	8.63	31,521,717
All other option holders	1,557,733	15.03	8,602,800	1,870,918	12.51	8,602,800

Totals	4,651,873	$11.92	$40,124,517	5,587,141	$9.93	$40,124,517

(h)	The number of Vested Options and weighted average strike prices before the FIN 44 adjustment.

(i)	The In the Money Value of Vested Options is calculated as the number of Vested Options times the difference between $20.55 and each Vested Option strike price, where $20.55 is the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(j)	The number of Vested Options and weighted average strike price after reflecting the FIN 44 adjustment estimated to be a share increase of 20.1% and a reduction in strike price of 16.7% based on (a) a pre-special E&P distribution stock price equal to $20.55 based on the average closing price for Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement, (b) a $300 million special E&P distribution, or $3.44 per share based on 87.2 million shares outstanding, and (c) a post-special E&P distribution stock price of $17.11.

(k)	The In the Money Value After E&P Distribution is calculated as the number of option shares as adjusted per FIN 44 times the difference between $17.11 and the strike price as adjusted per FIN 44, where $17.11 reflects the hypothetical price of the stock after the special E&P distribution by taking the closing price of $20.55 based on the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement, and subtracting the $3.44 special E&P distribution.

Approval of Amendment to 2000 Performance Award Plan

The 2000 Performance Award Plan (the “2000 Plan”) was originally adopted by our board of directors and was approved by our stockholders at our annual meeting held on May 2, 2000. At the annual meeting, you will be asked to approve an amendment to the 2000 Plan. Acting on the recommendation of the Compensation Committee, the board of directors recommends that you approve the amendment to the 2000 Plan.

The 2000 Plan limits the aggregate number of shares of common stock that may be issued pursuant to certain share-based awards, including restricted stock and certain restricted stock units, to 850,000 shares. The 2000 Plan Amendment, if approved by stockholders, will remove this internal limitation. In addition, if both the 2000 Plan Amendment and the 2003 Performance Award Plan are approved by stockholders, the director stock unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account for each non-employee director under the 2003 Plan, and will be governed by the terms of the 2003 Plan.

As of April 1, 2003, 4,344,677 shares of common stock were subject to awards outstanding under the 2000 Plan and an additional 1,107,959 shares remained available for grant purposes under the 2000 Plan.

The board of directors approved the 2000 Plan Amendment, subject to stockholder approval, principally to enable the grant of replacement restricted stock and stock units under the 2000 Plan in connection with the stock option exchange offer. The stock option exchange offer will occur, and replacement restricted stock and stock unit awards granted, only if stockholders approve the merger, which affects the REIT conversion (Proposal 1) and the 2000 Plan Amendment (Proposal 3). Stockholder approval of each of these two proposals is a condition to the occurrence of the stock option exchange offer. Therefore, if stockholders do not approve each of these proposals, the stock option exchange offer will not occur.

In addition to the 2000 Plan, Catellus currently maintains the 1991 Stock Option Plan, the 1995 Stock Option Plan and the Amended and Restated 1996 Performance Award Plan (together with the 2000 Plan, the “Current Plans”). We also maintain the Amended and Restated Executive Stock Option Plan (the “Executive Plan”), however, pursuant to its terms no additional awards may be granted under the Executive Plan. If the proposed amendment is approved by our stockholders and our stockholders also approve the 2003 Performance Award Plan (Proposal 4), we will not grant any additional awards under the Current Plans after the annual meeting other than the shares of restricted stock and stock units to be granted under the 2000 Plan to participants who elect to tender their qualifying stock options in the stock option exchange offer. If stockholders approve the 2000 Plan Amendment but do not approve the 2003 Performance Award Plan (Proposal 4), we will continue to have the flexibility to grant awards under the Current Plans in addition to those contemplated under the 2000 Plan in connection with the stock option exchange offer, and the crediting of Director Stock Units under the 2000 Plan will continue according to the terms of the 2000 Plan.

The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion, and has included the approval of the 2000 Plan Amendment by Catellus stockholders as a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

The principal terms of the 2000 Plan, as modified by the amendment, are summarized below. The following summary is qualified in its entirety by reference to the full text of the 2000 Plan, which is attached to this Proxy Statement as Annex F, as modified by the proposed amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the 2000 Plan.

Summary Description of the 2000 Plan

Purpose.    The purpose of the 2000 Plan is to encourage high levels of performance by individuals who contribute to the success of Catellus and our subsidiaries and to attract, motivate, retain and reward talented and experienced individuals through the grant of stock-based incentives and other awards. In addition, the 2000 Plan includes award features to attract, motivate and retain experienced and knowledgeable independent directors through the automatic grant of stock options and the opportunity to defer compensation in director stock unit awards.

Administration.    The 2000 Plan is administered by the Compensation Committee and the Special Committee. The Compensation Committee consists of two or more non-employee directors, each of whom meets certain standards of disinterestedness. The Special Committee consists of one or more directors that may be appointed by the board from time to time, and currently Mr. Rising is the sole member. To the extent that the Special Committee does not meet certain standards of disinterestedness, the Compensation Committee will act as the administrator with respect to the administration of the 2000 Plan. The appropriate acting body is referred to as the “Committee.” It is contemplated that the Compensation Committee will make awards to executive officers, and that the Special Committee will make awards to other employees.

The 2000 Plan grants the Committee broad administrative powers. Subject to the express terms and limitations of the 2000 Plan, the Committee may designate the recipients of awards, determine or modify the types of awards, and determine the amounts, terms, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates, and the treatment of awards in the event of the retirement, disability, death, or other termination of a participant’s employment, or in the event of a change in control of Catellus and may make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award. The Committee may accelerate and extend outstanding awards, but may not reduce the exercise or purchase price of an outstanding award, other than as a result of antidilution or other adjustments under the 2000 Plan incident to certain events such as a stock split, recapitalization, reorganization, or similar transaction affecting the underlying securities. The Committee also may grant awards under the 2000 Plan in substitution for or in assumption of similar awards held by employees of other entities who become our employees as a result of a merger or acquisition.

The automatic grant of options to non-employee directors (described below) is to the maximum extent practicable, self-effectuating. Although the Committee’s discretion generally extends to those options, Board approval or ratification is required for any material amendment to any option granted under this program.

Eligibility.    Every full-time employee of Catellus or its subsidiaries is eligible to receive cash-based and share-based awards under the 2000 Plan. Awards may be granted to employees at the discretion of the Committee.

In addition, non-employee members of the board of directors are eligible to receive automatic stock option grants and may elect to defer their compensation in director stock units under the non-employee director award program described below. Non-employee directors are not eligible to receive discretionary awards under the 2000 Plan except with respect to deferred retainers or meeting fees as described under the non-employee director award program.

As of April 15, 2003, approximately 273 eligible employees, including executive officers (including all of the named executive officers) were considered eligible under the 2000 Plan, subject to the power of the Committee to determine eligible employees to whom awards will be granted, and ten non-employee members of the Board of Directors were considered eligible for awards under the non-employee director award program.

Share Limits.    The aggregate number of shares that may be delivered pursuant to all share-based awards under the 2000 Plan is 5,750,000 shares of our common stock, subject to adjustment. In addition, the 2000 Plan provides that if shares of restricted stock should be issued under the 2000 Plan, the number of shares available for future awards will be reduced by 1.589 shares for every share of restricted stock or other share-based award except for stock options, stock appraisal rights, director stock units, or awards that are granted in lieu of cash compensation otherwise payable to a participant and that have a value equal to the cash compensation. Share-based awards intended to qualify as “performance based awards” under Section 162(m) of the Internal Revenue Code (the “Code”) granted to a participant in any calendar year may not exceed 2,000,000 shares in the aggregate, and no employee may receive more than $2,500,000 in cash-based awards intended to qualify as “performance based awards” under Section 162(m) in any one calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2000 Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2000 Plan does not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards.    The 2000 Plan authorizes both share-based award and cash-based awards. Share-based awards include the grant of stock options, stock appreciation rights (“SARs”), restricted stock, phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. Cash-based awards are awards that provide participants with an opportunity to earn a cash payment based on the achievement of pre-established performance goals, as described below. Except with respect to director stock units, the maximum term of any share-based award is ten years after the date of grant.

The 2000 Plan permits participants to pay the exercise price of an option or the cash purchase price (if any) of any shares in cash or, subject to Committee’s authorization and restrictions, by one or a combination of the following methods: (1) in cash; (2) by check payable to the order of Catellus; (3) by notice and third party payment in a manner authorized by the Committee; (4) by the delivery of shares of common stock already owned by the participant; and (5) to the extent permissible by applicable law, by a promissory note on terms and conditions established by the Committee.

The Committee in making or amending an award may determine the effect of termination of service (including retirement) on the rights and benefits under awards and in doing so may make distinctions based upon the cause of termination or other factors.

Options.    An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). The per share exercise price of an option granted under the 2000 Plan may not be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant nonqualified and incentive stock options under the 2000 Plan. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2000 Plan.

Each employee stock option will vest and become exercisable in accordance with a vesting schedule selected by Committee. In general, the 2000 Plan does not impose any minimum vesting periods on options or other awards. Nevertheless, shares of stock acquired after exercise of an option may not be sold earlier than six months after the date of grant.

Stock Appreciation Rights.    In its discretion, the Committee may grant an SAR concurrently with or after the grant of an option, and with reference to all or a portion of the shares covered by such options, or on a stand-alone basis. An SAR granted in connection with an option is typically the right to receive payment of an amount equal to the excess of the fair market value of common stock on the date the SAR is exercised over the exercise price of the related option (the “spread value”). The base price of a stand-alone SAR must be at least the fair market value of the common stock on the grant date. The base price of an SAR granted with reference to an outstanding option may be less than the fair market value of common stock on the date of grant, but if so, may not be less than the option exercise price. An SAR granted in connection with an option is only exercisable if and to the extent that the related option is exercisable. Upon exercise of an SAR, the holder receives the spread value in shares of common stock (valued at fair market value at date of exercise), in cash, or in a combination of common stock and cash other property.

Restricted Stock.    A restricted stock award is an award typically for a fixed number of shares of common stock, which is subject to vesting or other restrictions. The Committee will specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares.

Stock Units.    A stock unit represents a bookkeeping entry which serves as a unit of measurement relative to a share for purposes of determining the payment, in shares or cash, of a deferred benefit or right. Stock units may be granted for services rendered, in lieu of other compensation, or in lieu of, in exchange for or in addition to any other award under the 2000 Plan. The Committee will specify the terms relating to the stock units, the conditions on vesting and any other restrictions imposed on the units in making the award.

Other Share-Based Awards.    Other share-based awards that are permitted under the 2000 Plan include phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. These awards may be contingent in some manner upon the continued employment of a participant or upon the attainment of specified corporate or individual performance goals (as in the case of performance stock or units).

Cash-Based Awards.    The 2000 Plan also provides for cash-based awards, which do not depend on the value of our stock. These awards provide participants with the opportunity to earn a cash payment based upon the achievement of certain performance goals established by the Committee for an award cycle of up to five years. For each award cycle, the Committee will establish the size of awards, the performance goals and targets, and other terms and conditions of the awards.

Performance-Based Awards.    The Compensation Committee may also grant to employees and officers of Catellus and our subsidiaries share-based awards and cash-based awards that are designed to satisfy the requirements for deducibility under Section 162(m) of the Code. These awards are referred to as “Performance-Based Awards” and are designated as such at the time that they are granted. These Performance-Based Awards are in addition to options or stock appreciation rights that may also qualify as performance-based awards for Section 162(m) purposes.

Performance-Based Awards are earned and payable only if performance reaches specific, pre-established target goals related to one or more performance goals approved by the Compensation Committee. The specific performance targets must be approved by the Compensation Committee in advance of applicable deadlines under the Code and while the performance relating to the performance goals remains substantially uncertain. The performance targets may be established based on one or a combination of the following performance goals:

•	Corporate earnings before depreciation and deferred taxes (EBDDT), group contributions to EBDDT, or estimated EBDDT used for the following year’s annual operating plan

•	Earnings per share

•	Economic value added

•	Return on equity

•	Total stockholder return

•	Net cash flow

•	Any individual quantity that is used to determine any of the foregoing criteria

•	Progress toward receipt of entitlements or natural resource permits

•	Completion or closing of transactions

•	Construction or inventory activity

•	Bringing assets to market

•	Resolution of administrative or judicial proceedings or disputes

•	Hiring targets

•	New clients, customers, or relationships

The performance of Catellus, any of our subsidiaries, or any of their divisions or other business units, or any combination of the foregoing may be measured against these performance goals over an award cycle consisting of any period up to five years. Appropriate adjustments to the performance targets for performance-based awards will be made by the Compensation Committee based upon objective criteria in the case of significant acquisitions or dispositions by Catellus, or any extraordinary gains or losses, material changes in accounting principles or practices, or other events that were not anticipated (or the effects of which were not anticipated) at the time targets were established, if necessary to neutralize the effect of those events on the performance-based awards.

The Compensation Committee must certify to the achievement of the specific performance targets before we will pay any performance-based award that is intended to comply with Section 162(m). The Committee may retain discretion to reduce, but not increase, the amount payable under a performance-based award to any participant, notwithstanding the achievement of specific performance targets. Performance-based awards may be accelerated in the event of a change in control of Catellus.

Performance-Based Awards may be share-based or may be cash-based. The maximum number of shares of common stock that may be delivered pursuant to all share-based awards that are granted as Performance-Based Awards to any participant under the 2000 Plan individually or in the aggregate in any calendar year may not exceed 2,000,000 shares (subject to adjustment). The annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted to any participant under the 2000 Plan in any calendar year may not exceed $2,500,000.

Transferability Restrictions.    Participants generally may not transfer 2000 Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

Effect of a Change of Control on Awards.    The Committee may, in the Award Agreement, provide for the effect, if any, a “change of control” will have on an award. In addition to any provision in the Award Agreement, the Committee may take any other action it deems appropriate to ensure equitable treatment of participants if a change of control occurs, which may include acceleration of vesting or exercisability of an award, providing for a cash settlement of an award or other modifications.

A “change of control” under the 2000 Plan generally includes (subject to identified exceptions) selected changes in a majority of the board of directors, stockholder approval of the dissolution or liquidation of Catellus, certain mergers, consolidations or reorganizations in which stockholders before the transaction do not continue to own more than 50% of Catellus following the transaction, a sale of all or substantially all of Catellus’ business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 25% of the combined outstanding shares or voting power of Catellus by any person.

Awards to Non-Employee Directors.    Our board of directors currently includes ten non-employee members. Non-employee directors are not eligible to receive discretionary grants, but each non-employee director will automatically receive an option to purchase 5,000 shares of common stock under the terms of the 2000 Plan immediately following each annual meeting of stockholders. Any new non-employee member of the board will receive an option to purchase a portion of 5,000 shares that corresponds to the number of months until the next annual meeting. The exercise price of each automatic stock option grant is 100% of the fair market value of a share of common stock on the date of grant. Subject to earlier termination, each automatic stock option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

If a non-employee director’s service as a member of the board of directors is terminated because of death or disability, then the automatic option will immediately become exercisable and will remain exercisable for one year after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the Board of Directors is terminated by reason of retirement, then the automatic option will immediately become exercisable and will remain exercisable for three years after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the board of directors is terminated for any other reason, then the option, only if it has become exercisable, will remain exercisable for three months after his or her service terminates, and if not, it will terminate. Automatic options become fully exercisable immediately prior to the occurrence of a change of control (as defined above) and remain exercisable for one year after the change of control occurs. Options will terminate to the extent that they are not exercised before a dissolution of Catellus or, unless provision is made for the assumption or substitution of the options, upon a merger or other corporate event in which Catellus does not survive.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive Director Stock Units in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

If the 2003 Plan is approved by stockholders at the annual meeting, the Director Stock Unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account established for each such person under the 2003 Plan, effective as of the date of the 2003 annual meeting, and will be governed by the terms of the 2003 Plan. However, all deferral elections, distribution elections and beneficiary designations made by the non-employee director will continue unless and until changed in accordance with the 2003 Plan. The Director Stock Units credited to each Director Stock Unit account under the 2000 Plan before the date the account is transferred and merged into the 2003 Plan account will count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to each Director Stock Unit account under the 2003 Plan thereafter, either with respect to deferral elections or as dividend equivalents, will count against the share limit under the 2003 Plan.

Termination of or Changes to the 2000 Plan.    Our board of directors has the authority to amend, suspend, and discontinue the 2000 Plan subject to any stockholder approval that is required by applicable law or listing agency rule. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, no awards may be granted after May 2, 2020. The applicable provisions of the 2000 Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards.    The closing price of a share of common stock as of April 15, 2003 was $21.51 per share.

Tax Consequences

The federal income tax consequences of the 2000 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2000 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income, either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2000 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of cash or stock; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2000 Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of 162(m) of the Code, we may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

Specific Benefits

The stock option exchange offer, and the grant of any replacement awards, will not be made unless stockholders approve Proposal 1 and this Proposal 3 at the annual meeting. If the 2000 Plan Amendment is not approved at that meeting, then stock option exchange offer will not occur and we will not convert to a REIT as described in Proposal 1 above.

Please see “—General Description of Proposed Stock Option Exchange Offer” above for a discussion of information concerning the stock option exchange offer with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003 assuming that all eligible stock options are exchanged for shares of restricted stock. The exact amounts and benefits that may be granted under the stock option exchange offer are indeterminable as of the date of this proxy statement/prospectus because the number of replacement grants depends on future elections by eligible participants to tender qualifying stock options in the stock option exchange offer.

If stockholders approve the 2000 Plan Amendment and also approve the 2003 Performance Award Plan, the only awards that will be granted under the 2000 Plan after the date of the annual meeting will be replacement grants made pursuant to the stock option exchange offer.

All members of the board of directors are eligible to receive awards under the 2000 Plan and thus have a personal interest in the approval of the amendment.

The board of directors unanimously recommends a vote “FOR” approval of the 2000 Plan Amendment.

Equity Compensation Plan Information

We currently maintain the 1991 Stock Option Plan, the 1995 Stock Option Plan, the Amended and Restated 1996 Performance Award Plan and the 2000 Plan. We also maintain the Executive Plan, however, pursuant to its terms no additional awards may be granted under the Executive Plan. All of these plans have been approved by our stockholders.

This section does not include our 2003 Performance Award Plan, which is a new plan that is being submitted to stockholder approval at the annual meeting and, if approved, other than replacement grants that may be made under the 2000 Plan in connection with the stock option exchange offer, will replace all five of the existing plans, prospectively. See “Proposal 4—Approval of the 2003 Performance Award Plan” for a description of the terms of the 2003 Performance Award Plan.

Summary Table.    The following table sets forth, for each of our equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2002.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity Compensation Plans approved by stockholders	8,454,398	(1)	$13.68	1,224,744	(2)
Equity Compensation Plans not approved by stockholders	0		0	0

Total	8,454,398		$13.68	1,224,744

(1)	Represents 4,336,179 shares subject to outstanding options and 45,734 shares underlying Director Stock Units, payable on a one-for-one basis, credited to stock unit accounts under the 2000 Plan; 2,642,609 shares subject to outstanding options and 69,157 shares underlying Director Stock Units, payable on a one-for-one basis, credited to stock unit accounts under the Amended and Restated 1996 Performance Award Plan; 47,769 shares subject to outstanding options under the 1991 Stock Option Plan; 1,296,002 shares subject to outstanding options under the Amended and Restated Executive Stock Option Plan; and 16,948 shares subject to outstanding options under the 1995 Stock Option Plan.

(2)	Of these shares, 1,105,313 were available for options, stock appreciation rights, restricted stock, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, or other share-based awards under the 2000 Plan; 10,218 were available for options, stock appreciation rights, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, or other share-based awards under the 1996 Plan; 49,902 were available for options under the 1995 Stock Option Plan; and 59,311 were available for options under the 1991 Stock Option Plan.

If the 2000 Plan Amendment is approved by our stockholders and our stockholders also approve the 2003 Performance Award Plan (Proposal 4), we will not grant any additional awards under the Current Plans after the annual meeting other than the shares of restricted stock and stock units to be granted under the 2000 Plan to participants who elect to tender their qualifying stock options in the stock option exchange offer. If stockholders approve the 2000 Plan Amendment but do not approve the 2003 Performance Award Plan (Proposal 4), we will continue to have the flexibility to grant awards under the Current Plans in addition to those contemplated under the 2000 Plan in connection with the stock option exchange offer and the crediting of Director Stock Units under the 2000 Plan will continue according to the terms of the 2000 Plan.

PROPOSAL 4

APPROVAL OF THE 2003 PERFORMANCE AWARD PLAN

General

At the annual meeting, you will be asked to approve Catellus’ new 2003 Performance Award Plan (the “2003 Plan”). Acting on the recommendation of the Compensation Committee, the board of directors unanimously recommends that you approve the 2003 Plan.

The board of directors adopted the 2003 Plan, subject to stockholder approval, to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business on a prospective basis following the REIT conversion. The 2003 Plan is substantially similar to the 2000 Plan, described in Proposal 3 to this proxy statement/prospectus, with some modifications to reflect the change in our corporate structure after the REIT conversion. These changes include, for example, changes to the applicable performance goals for awards intended to qualify as “performance based” under Section 162(m) of the Code. If stockholders approve the 2003 Plan, an aggregate of 2,000,000 shares of common stock will be available for grant purposes under the 2003 Plan.

If the 2003 Plan is approved by our stockholders at the annual meeting, no additional awards, other than those grants made in connection with the stock option exchange offer under the 2000 Plan, as described in Proposal 3, will be made under the Current Plans.

Summary Description of the 2003 Plan

The following is a summary of the material terms of the 2003 Plan. For a complete description of the 2003 Plan, you should refer to the copy of the 2003 Plan that is attached as Annex G to this proxy statement/prospectus. This summary is not complete and is qualified in its entirety by reference to the 2003 Plan. Capitalized terms not otherwise defined herein have the meanings given to them in the 2003 Plan.

Purpose.    The purpose of the 2003 Plan is to encourage high levels of performance by individuals who contribute to the success of Catellus and our subsidiaries and to attract, motivate, retain and reward talented and experienced individuals through the grant of stock-based incentives and other awards. In addition, the 2003 Plan includes award features to attract, motivate and retain experienced and knowledgeable independent directors through the automatic grant of stock options and the opportunity to defer compensation in director stock unit awards.

Administration.    The 2003 Plan is administered by the Compensation Committee and the Special Committee. The Compensation Committee consists of two or more non-employee directors, each of whom meets certain standards of disinterestedness. The Special Committee consists of one or more directors that may be appointed by the board from time to time, and currently Mr. Rising is the sole member. To the extent that the Special Committee does not meet certain standards of disinterestedness, the Compensation Committee will act as the administrator with respect to the administration of the 2003 Plan. The appropriate acting body is referred to as the “Committee.” It is contemplated that the Compensation Committee will make awards to executive officers, and that the Special Committee will make awards to other employees.

The 2003 Plan grants the Committee broad administrative powers. Subject to the express terms and limitations of the 2003 Plan, the Committee may designate the recipients of awards, determine or modify the types of awards, and determine the amounts, terms, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates, and the treatment of awards in the event of the retirement, disability, death, or other termination of a participant’s employment, or in the event of a change in control of Catellus and may make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award. The Committee may accelerate and extend outstanding awards, but may not reduce the exercise or purchase price of an outstanding award, other than as a result of antidilution or other adjustments under the 2003

Plan incident to certain events such as a stock split, recapitalization, reorganization, or similar transaction affecting the underlying securities. The Committee also may grant awards under the 2003 Plan in substitution for or in assumption of similar awards held by employees of other entities who become our employees as a result of a merger or acquisition.

The automatic grant of options to non-employee directors (described below) is to the maximum extent practicable, self-effectuating. Although the Committee’s discretion generally extends to those options, Board approval or ratification is required for any material amendment to any option granted under this program.

Eligibility.    Every full-time employee of Catellus or its subsidiaries will be eligible to receive cash-based and share-based awards under the 2003 Plan. Awards may be granted to employees at the discretion of the Committee.

In addition, non-employee members of the board of directors are eligible to receive automatic stock option grants and may elect to defer their compensation in director stock units under the non-employee director award program described below. Non-employee directors are not eligible to receive discretionary awards under the 2003 Plan except with respect to deferred retainers or meeting fees as described under the non-employee director award program.

As of April 15, 2003, approximately 273 eligible employees, including executive officers (including all of the named executive officers) were considered eligible under the 2003 Plan, subject to the power of the Committee to determine eligible employees to whom awards will be granted, and ten non-employee members of the Board of Directors were considered eligible for awards under the non-employee director award program.

Share Limits.    The aggregate number of shares that may be delivered pursuant to all share-based awards under the 2003 Plan is 2,000,000 shares of our common stock, subject to adjustment. Various additional share limits are imposed. A maximum of:

•	1,500,000 shares may be issued pursuant to all awards (including restricted stock, stock bonuses and stock units) other than options, stock appreciation rights (“SARs”) director stock units or awards granted in lieu of cash compensation that would otherwise be payable to a participant and have a value equal to such cash compensation;

•	1,000,000 shares may be issued to a participant pursuant to share-based awards intended to qualify as “performance based awards” under Section 162(m) of the Internal Revenue Code (the “Code”) individually or in the aggregate in any calendar year

In addition, no employee may receive more than $2,500,000 in cash-based awards intended to qualify as “performance based awards” under Section 162(m) in any one calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2003 Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2003 Plan will not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards.    The 2003 Plan authorizes both share-based award and cash-based awards. Share-based awards include the grant of stock options, SARs, restricted stock, phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. Cash-based awards are awards that provide participants with an opportunity to earn a cash payment based on the achievement of pre-established performance goals, as described below. Except with respect to director stock units, the maximum term of any award is ten years.

The 2003 Plan permits participants to pay the exercise price of an option or the cash purchase price (if any) of any shares in cash or, subject to Committee’s authorization and restrictions, by one or a combination of the following methods: (1) in cash; (2) by check payable to the order of Catellus; (3) by notice and third party payment in a manner authorized by the Committee; (4) by the delivery of shares of common stock already owned by the participant; and (5) to the extent permissible by applicable law, by a promissory note on terms and conditions established by the Committee.

The Committee in making or amending an award may determine the effect of termination of service (including retirement) on the rights and benefits under awards and in doing so may make distinctions based upon the cause of termination or other factors.

Options.    An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). The per share exercise price of an option granted under the 2003 Plan may not be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant nonqualified and incentive stock options under the 2003 Plan. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2003 Plan.

Each employee stock option will vest and become exercisable in accordance with a vesting schedule selected by Committee. In general, the 2003 Plan does not impose any minimum vesting periods on options or other awards. Nevertheless, shares of stock acquired after exercise of an option may not be sold earlier than six months after the date of grant.

Stock Appreciation Rights.    In its discretion, the Committee may grant an SAR concurrently with or after the grant of an option, and with reference to all or a portion of the shares covered by such options, or on a stand-alone basis. An SAR granted in connection with an option is typically the right to receive payment of an amount equal to the excess of the fair market value of common stock on the date the SAR is exercised over the exercise price of the related option (the “spread value”). The base price of a stand-alone SAR must be at least the fair market value of the common stock on the grant date. The base price of an SAR granted with reference to an outstanding option may be less than the fair market value of common stock on the date of grant, but if so, may not be less than the option exercise price. An SAR granted in connection with an option is only exercisable if and to the extent that the related option is exercisable. Upon exercise of an SAR, the holder receives the spread value in shares of common stock (valued at fair market value at date of exercise), in cash, or in a combination of common stock and cash other property.

Restricted Stock.    A restricted stock award is an award typically for a fixed number of shares of common stock, which is subject to vesting or other restrictions. The Committee will specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares.

Stock Units.    A stock unit represents a bookkeeping entry which serves as a unit of measurement relative to a share for purposes of determining the payment, in shares or cash, of a deferred benefit or right. Stock units may be granted for services rendered, in lieu of other compensation, or in lieu of, in exchange for or in addition to any other award under the 2003 Plan. The Committee will specify the terms relating to the stock units, the conditions on vesting and any other restrictions imposed on the units in making the award.

Other Share-Based Awards.    Other share-based awards that are permitted under the 2003 Plan include phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, partnership profits interest convertible to stock, convertible preferred stock, convertible debentures, exchangeable securities or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock, as well as awards valued by reference to subsidiary performance. These awards may be contingent in some manner upon the continued employment of a participant or upon the attainment of specified corporate or individual performance goals (as in the case of performance stock or units).

Cash-Based Awards.    The 2003 Plan also provides for cash-based awards, which do not depend on the value of our stock. These awards provide participants with the opportunity to earn a cash payment based upon the achievement of certain performance goals established by the Committee for an award cycle of up to five years. For each award cycle, the Committee will establish the size of awards, the performance goals and targets, and other terms and conditions of the awards.

Performance-Based Awards.    The Compensation Committee may also grant to employees and officers of Catellus and our subsidiaries share-based awards and cash-based awards that are designed to satisfy the requirements for deducibility under Section 162(m) of the Code. These awards are referred to as “Performance-Based Awards” and are designated as such at the time that they are granted. These Performance-Based Awards are in addition to options or stock appreciation rights that may also qualify as performance-based awards for Section 162(m) purposes.

Performance-Based Awards are earned and payable only if performance reaches specific, pre-established target levels related to one or more performance goals approved by the Compensation Committee. The specific performance targets must be approved by the Compensation Committee in advance of applicable deadlines under the Code and while the performance relating to the performance goals remains substantially uncertain. The Compensation Committee will provide, in terms of an objective formula or standard for each participant, the method of computing the maximum amount payable or maximum number of shares of stock or share units issuable to the participant if the specific targets are attained, subject to the other provisions of the 2003 Plan. The objective formula or standard will not, however, provide the Compensation Committee with discretion to increase the amount of any cash or shares of stock or stock units earned pursuant to the terms of an award.

The performance targets may be established based on one or a combination of the following performance goals:

•	Funds from operations

•	EBITDA (earnings before interest, taxes, depreciation and amortization)

•	Earnings per share

•	Economic value added

•	Return on equity

•	Total stockholder return

•	Net cash flow

•	Any individual quantity that is used to determine any of the foregoing criteria

•	Progress toward receipt of entitlements or natural resource permits

•	Completion or closing of transactions

•	Construction or inventory or investment activity

•	Bringing assets to market

•	Resolution of administrative or judicial proceedings or disputes

•	Hiring or other staffing targets

•	New clients, customers, or relationships

•	Budget or projections for any of the preceding items for future expenses

The performance of Catellus, any of our subsidiaries, or any of their divisions or other business units, or any combination of the foregoing may be measured against these performance goals over an award cycle consisting of any period up to five years. Appropriate adjustments to the performance targets for performance-based awards will be made by the Compensation Committee based upon objective criteria in the case of significant acquisitions or dispositions by Catellus, or any extraordinary gains or losses, material changes in accounting principles or practices, or other events that were not anticipated (or the effects of which were not anticipated) at the time targets were established, if necessary to neutralize the effect of those events on the performance-based awards. In addition, the Compensation Committee may determine at the time the specific performance targets are established that adjustments will apply to the objective formula or standard with respect to the applicable performance target to take into account significant acquisitions or dispositions by Catellus, extraordinary gains or losses, or material changes in accounting principles or practices that are anticipated to occur during the performance period. Unless the Compensation Committee designates another objective method of measurement, these adjustments will be determined in accordance with generally accepted accounting principles and standards.

The Committee must certify to the achievement of the specific performance targets before we will pay any performance-based award that is intended to comply with Section 162(m). The Committee may retain discretion to reduce, but not increase, the amount payable under a performance-based award to any participant, notwithstanding the achievement of specific performance targets. Performance-based awards may be accelerated in the event of a change in control of Catellus.

Performance-Based Awards may be share-based or may be cash-based. The maximum number of shares of common stock that may be delivered pursuant to all share-based awards that are granted as Performance-Based Awards to any participant under the 2003 Plan individually or in the aggregate in any calendar year may not exceed 1,000,000 shares (subject to adjustment). The annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted to any participant under the 2003 Plan in any calendar year may not exceed $2,500,000.

Transferability Restrictions.    Participants generally may not transfer 2003 Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

Effect of a Change of Control on Awards.    The Committee may, in the Award Agreement, provide for the effect, if any, a “change of control” will have on an award. In addition to any provision in the Award Agreement, the Committee may take any other action it deems appropriate to ensure equitable treatment of participants if a change of control occurs, which may include acceleration of vesting or exercisability of an award, providing for a cash settlement of an award or other modifications.

A “change of control” under the 2003 Plan generally includes (subject to identified exceptions) selected changes in a majority of the board of directors, stockholder approval of the dissolution or liquidation of Catellus, certain mergers, consolidations or reorganizations in which stockholders before the transaction do not continue to own more than 50% of Catellus following the transaction, a sale of all or substantially all of Catellus’ business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 25% of the combined outstanding shares or voting power of Catellus by any person.

Awards to Non-Employee Directors

Our board of directors currently includes ten non-employee members. Non-employee directors are not eligible to receive discretionary grants, but each non-employee director will automatically receive an option to purchase 5,000 shares of common stock under the terms of the 2003 Plan immediately following each annual meeting of stockholders. Any new non-employee member of the board will receive an option to purchase a portion of 5,000 shares that corresponds to the number of months until the next annual meeting. The exercise price of each automatic stock option grant is 100% of the fair market value of a share of common stock on the date of grant. Subject to earlier termination, each automatic stock option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

If a non-employee director’s service as a member of the board of directors is terminated because of death or disability, then the automatic option will immediately become exercisable and will remain exercisable for one year after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the Board of Directors is terminated by reason of retirement, then the automatic option will immediately become exercisable and will remain exercisable for three years after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the board of directors is terminated for any other reason, then the option, only if it has become exercisable, will remain exercisable for three months after his or her service terminates, and if not, it will terminate. Automatic options become fully exercisable immediately prior to the occurrence of a change of control (as defined above) and remain exercisable for one year after the change of control occurs. Options will terminate to the extent that they are not exercised before a dissolution of Catellus or, unless provision is made for the assumption or substitution of the options, upon a merger or other corporate event in which Catellus does not survive.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive director stock units (“Director Stock Units”) in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

If the 2003 Plan is approved by stockholders at the annual meeting, the Director Stock Unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account established for each such person under the 2003 Plan, effective as of the date of the 2003 annual meeting, and will be governed by the terms of the 2003 Plan. However, all deferral elections, distribution elections and beneficiary designations made by the non-employee director will continue unless and until changed in accordance with the 2003 Plan. The Director Stock Units credited to each Director Stock Unit account under the 2000 Plan before the date the account is transferred and merged into the 2003 Plan account will count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to each Director Stock Unit account under the 2003 Plan thereafter, either with respect to deferral elections or as dividend equivalents, will count against the share limit under the 2003 Plan.

Termination of or Changes to the 2003 Plan.    Our board of directors has the authority to amend, suspend, and discontinue the 2003 Plan subject to any stockholder approval that is required by applicable law or listing agency rules. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, the 2003 Plan will terminate on April 30, 2013. The applicable provisions of the 2003 Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards.    The closing price of a share of common stock as of April 15, 2003 was $21.51 per share. If the 2003 Plan is approved by stockholders, we plan to register the 2,000,000 shares of common stock available for issuance under the 2003 Plan under the Securities Act of 1933, as amended.

Tax Consequences

The federal income tax consequences of the 2003 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2003 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2003 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of stock or cash; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2003 Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of 162(m) of the Code, the Company may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

New Plan Benefits

The following chart presents the benefits or amounts that will be received by or allocated to each of the following groups for the calendar year 2003, and to the extent that these benefits or amounts are determinable, based on stock options that will be allocated, based on the stated assumptions, to non-employee directors pursuant to the formulaic annual option grants under the 2003 Plan, and elections as to annual retainer fees under Director Stock Units (not taking into account meeting fees), subject to any future amendments to the 2003 Plan.

2003 Performance Award Plan

(Annual Non-Employee Director Awards)

Name and Position	Number of Shares Underlying Stock Options	Number of Shares Underlying Director Stock Units
Nelson C. Rising, Chairman and Chief Executive Officer	Not applicable	Not applicable
Timothy J. Beaudin, Executive Vice President	Not applicable	Not applicable
C. William Hosler, Senior Vice President and Chief Financial Officer	Not applicable	Not applicable
Vanessa L. Washington, Senior Vice President and General Counsel	Not applicable	Not applicable
Paul A. Lockie, Vice President and Controller	Not applicable	Not applicable
Executive Group	Not applicable	Not applicable
Non-Executive Director Group (10 persons)	50,000 x 10(1)	11,508(2)
Non-Executive Officer Employee Group (267 persons)	Not applicable	Not applicable

(1)	Represents the aggregate number of shares subject to grants of stock options for calendar years 2003 through 2013, assuming, among other future variables, that there are no new eligible directors, there continues to be 10 eligible directors seated and that the number of shares subject to each annual grant is not increased or decreased. The actual number of shares that will be subject to stock options for initial one-time grants to new directors under this program and the number of other awards to any of the foregoing persons or groups is not determinable.

(2)	Based on current elections for fiscal year 2003 under the 2000 Plan by eligible continuing directors with respect to the annual retainer and, when applicable, a portion of the Committee Chair retainer. This number does not include meeting fees and dividend equivalents, which are indeterminable at this time. The number of shares to be issued and stock units to be credited to stock unit accounts under the 2003 Plan for calendar year 2003 (for Director Stock Units to be granted with respect to meeting fees on December 31, 2003) and thereafter will depend on future variable such as stock prices, the number of board and committee meetings, and any increases in compensation of directors from time to time, whether payable in cash or shares, and is thus not currently determinable.

Except for the above features of the 2003 Plan, Catellus has not approved any awards under the 2003 Plan that are conditioned upon stockholder approval of this 2003 Plan and is not currently considering any specific award grants under the 2003 Plan. If the 2003 Plan had been in existence during 2002, we expect that award grants would not have been substantially different from those actually made under the 2000 Plan. For information regarding awards granted to our executive officers in fiscal 2002, see “Proposal 2—Executive Compensation” and “Proposal 2—Option Grants and Exercises.”

All members of the board of directors are eligible to receive awards under the 2003 Plan and thus have a personal interest in the approval of the amendment.

For a discussion of our equity compensation plan information, please see page 181 of this proxy statement/prospectus.

The board of directors unanimously recommends a vote “FOR” approval of the 2003 Performance Award Plan.

PROPOSAL 5

STOCKHOLDER PROPOSAL

Catellus was notified that Mr. Emil Rossi, P.O. Box 249, Boonville, California 95415, beneficial owner of 196 shares of Catellus’ common stock, intends to have his designee, Mr. John Chevedden, present the following proposal at our annual meeting. Following Securities and Exchange Commission rules, we are reprinting the proposal and supporting statements as they were submitted to us, other than minor formatting and the renumbering of the proposal number to be consistent with the ordering of proposals in this proxy statement/prospectus. We take no responsibility for the content of the proposal and supporting statements:

“5—Shareholder Vote on Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania’s Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors, www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills

Yes on 5”

The board of directors recommends that you vote “AGAINST” this stockholder proposal for the following reasons:

Your board of directors believes that the stockholder proposal is not in the best interest of the Company or you, the stockholders, and recommends that you vote against it.

The term “poison pill” is not defined in the stockholder proposal, but is commonly used to mean stockholder rights plans. Generally, the purpose of such plans is to require potential acquirers of a company to negotiate with the company’s board of directors.

Although we currently have a stockholder rights plan that we adopted in 1999, we currently have no plans for Catellus REIT to adopt a stockholder rights plan after the completion of the merger and the REIT conversion and our current stockholder rights plan will be cancelled in connection with the merger.

Your board of directors reserves its right, however, to adopt a stockholder rights plan in the future, with or without stockholder approval. We strongly believe that it is ill advised and dangerous for corporate governance matters to be predetermined in the abstract. The stockholder proposal, if enacted, limits the ability of our board of directors to engage in a thoughtful analysis of the merits of adopting a rights plan at a time when having a rights plan may be advantageous to the Company and stockholders. Unexpected events can and do occur. In some situations, due to timing constraints or other reasons we believe to be in the best interests of stockholders, circumstances might demand that a stockholder rights plan be adopted without stockholder approval. If, as a result of circumstances we do not presently foresee, we were to adopt a rights plan, we would only do so if the board of directors determined that the plan was likely to assist in the board’s efforts to create additional stockholder value.

Your board of directors’ commitment has always been, and will always be, to serve the best interests of the Company. The board, as your legal representatives, has responsibilities and fiduciary duties that require it to act in the best interests of the Company in the event of a takeover bid for the Company, including the adoption of a stockholders rights plan if it is determined that such a plan would help to deliver full value to the Company and its stockholders. To protect and maximize stockholder value, however, the board of directors must retain the flexibility to act expeditiously in unexpected circumstances.

FOR ALL THESE REASONS, THE BOARD RECOMMENDS THAT YOU VOTE “AGAINST” THIS STOCKHOLDER PROPOSAL.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for Catellus and Catellus REIT by O’Melveny & Myers LLP, Los Angeles, California and Goodwin Procter LLP, Boston, Massachusetts.

INDEPENDENT ACCOUNTANTS

The financial statements of Catellus and subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference into this proxy statement/prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers LLP has been selected as our independent accountants by the Audit Committee of our board of directors, and has audited our financial statements for 2002. A representative of PricewaterhouseCoopers will be present at our 2003 annual meeting and will be available to answer questions. The representative will have an opportunity to make a statement if he or she decides to do so.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Under our bylaws, and as permitted by the rules of the Securities and Exchange Commission, a stockholder must follow certain procedures to submit a proposal nominating persons for election as directors or introducing an item of business at our annual meeting of stockholders. A copy of these procedures, including specific information that must be contained in a notice of proposal, may be obtained by contacting our Corporate Secretary at 201 Mission Street, Second Floor, San Francisco, California 94105.

If you would like to have your proposal included in our proxy statement and form of proxy voting card for presentation at our 2004 annual meeting of stockholders, it must be received by our Corporate Secretary by             , 2003. If you would like to introduce your proposal at the 2004 annual meeting, we must receive notice of your proposal at least 60 days before the 2004 annual meeting, or, if a public announcement of the annual meeting is not made at least 75 days before such annual meeting, no later than 10 days following such public announcement.

OTHER MATTERS

The board of directors of Catellus knows of no other business to be presented at the annual meeting. In the event that other matters properly come before the annual meeting, the persons named as proxies will vote on them in accordance with their best judgment.

ANNEX A

[To be filed by amendment.]

ANNEX B-1

[To be filed by amendment.]

ANNEX B-2

[To be filed by amendment.]

ANNEX C

[To be filed by amendment.]

ANNEX D

28 February 2003

Board of Directors

Catellus Development Corporation

201 Mission Street, 2nd Floor

San Francisco, California 94105

Members of the Board:

We understand that Catellus Development Corporation (the “Company”) will be implementing a plan to convert to and be taxed as a Real Estate Investment Trust (a “REIT”) in accordance with Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “REIT Rules”). In connection with the implementation of Company’s plan to elect REIT status, the Company will engage in certain corporate restructuring transactions which, if consummated, will conclude with the Company notifying the Internal Revenue Service of its decision to operate and be treated as a REIT for federal income tax purposes (such transactions collectively, the “REIT Conversion”), as described to us by the management of the Company and in the Company’s Board of Directors presentation dated December 10, 2002, and as will be further disclosed in the Company’s Proxy Statement to be distributed to the Company’s shareholders (the “Proxy Statement”), a draft of which was reviewed by us dated December 20, 2002, and the Company’s investor presentation (the “Investor Presentation”), a draft of which was reviewed by us dated February 25, 2003. The REIT Conversion will include, among other things, the merger of the Company with and into Catellus Operating Partnership (the “Catellus Operating Partnership”), pursuant to a merger agreement (the “Merger Agreement”). Catellus Operating Partnership will be controlled by Catellus SubCo, Inc. (“Catellus REIT”), a wholly-owned subsidiary of the Company to be formed for the purposes of effectuating the REIT conversion. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will hold all of the assets currently held by the Company and continue to operate all of the existing businesses of the Company through the Catellus Operating Partnership and pursuant to the Merger Agreement, the holders of shares of common stock of the Company will receive one share of Catellus REIT common stock for each share of the Company’s common stock that they own. Pursuant to the Proxy Statement, holders of the Company’s common stock will be asked to approve, among other things, the Merger Agreement and by doing so they will indirectly approve the Certificate of Incorporation and Bylaws of Catellus REIT relating to the REIT Conversion.

You have asked for our opinion as to whether the REIT Conversion, if consummated, in the aggregate, is fair from a financial point of view to holders of shares of the Company’s common stock.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and certain of its subsidiaries;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	analyzed certain internal financial forecasts prepared by the management of the Company;

(iv)	reviewed information relating to certain strategic financial and operational benefits anticipated from the REIT Conversion;

(v)	discussed the past and current operations and financial condition and the prospects of the Company and certain of its subsidiaries, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, with senior executives of the Company;

(vi)	reviewed the pro forma impact of the REIT Conversion on the Company’s earnings, cash flow, consolidated capitalization and financial ratios;

(vii)	reviewed the reported prices and trading activity for the Company common stock;

(viii)	discussed with management of the Company the rationale for and anticipated benefits of implementing the REIT Conversion;

(ix)	compared the financial performance of the Company and the historical market prices and trading activity of the Company’s common stock with that of certain other publicly-traded companies that we deemed relevant or comparable with the Company, both currently and pro forma (after giving effect to the REIT Conversion), and their securities;

(x)	reviewed and discussed with management of the Company the proposed earnings and profits distribution and the proposed dividend policy of the Company;

(xi)	participated in discussions among representatives of the Company and its financial, tax and legal advisors;

(xii)	reviewed information provided by the Company concerning certain tax attributes and tax matters relating to the REIT Conversion;

(xiii)	discussed with management of the Company the proposed division of the assets of the Company between the REIT and those of its subsidiaries that the Company plans to elect to be taxable REIT subsidiaries;

(xiv)	reviewed the Board of Directors presentation dated December 10, 2002, the draft Board of Directors resolution for REIT Conversion dated February 18, 2003, the draft Investor Presentation dated February 25, 2003, the draft Proxy Statement dated December 20, 2002, and certain related documents;

(xv)	reviewed such other corporate, industry and financial market information as we have deemed appropriate; and

(xvi)	considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the internal financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the REIT Conversion will be implemented as contemplated and described to us by the management of the Company, and in the Board of Directors presentation reviewed by Morgan Stanley dated December 10, 2002, and as will be further disclosed in the Company’s Proxy Statement, a draft of which was reviewed by us dated December 20, 2002, and the Company’s Investor Presentation, a draft of which was reviewed by us dated February 25, 2003, under the circumstances and with the effects described to us, and that all conditions precedent will be satisfied or waived. We have assumed that the REIT Conversion will take place in a manner that will permit the Company to qualify as a REIT under the REIT Rules and that the Company, after the REIT Conversion, will operate in accordance with the REIT Rules. We have also assumed that all material federal, state, local and other approvals and consents required in connection with the REIT Conversion will be obtained and that in connection with obtaining any necessary federal, state, local and other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company. Furthermore, we are not experts in accounting, legal or tax matters and make no representations nor do we opine upon the advice to be rendered by the Company’s accountants, legal counsel or tax advisors with respect to the REIT Conversion.

We have not been furnished with any third party independent valuations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also assumed that upon consummation of the REIT Conversion, the Company will qualify for treatment as a REIT under the REIT Rules no later than the full year beginning January 1, 2004.

We have acted as financial advisor to the Board of Directors of the Company in connection with the REIT Conversion and will receive a fee for our services, including an opinion fee that will be paid upon the date hereof and a transaction fee, contingent upon the Company’s election to be taxed as a REIT, that will be paid in part upon the announcement of the REIT Conversion with the remaining portion payable in installments. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the debt and equity securities or senior loans of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of our written opinion may be included in its entirety, if required, in any filing that the Company is required to file with the Securities and Exchange Commission in connection with the REIT Conversion.

In addition, this opinion does not in any manner address the prices at which the Company’s common stock will trade following the consummation of the REIT Conversion, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders’ meetings held in connection with the REIT Conversion. Furthermore, our opinion does not address the relative merits of the underlying decision by the Company to implement the REIT Conversion compared to other business strategies being considered by, or available to, the Company’s Board of Directors, nor does it address the Board’s decision to proceed with the adoption of the REIT Conversion.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the REIT Conversion, if consummated, in the aggregate, is fair from a financial point of view to the holders of the Company’s common stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ DEVIN I. MURPHY
Devin I. Murphy Managing Director

ANNEX E

[To be filed by amendment.]

ANNEX F

[To be filed by amendment.]

ANNEX G

[To be filed by amendment.]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Corporate Law. Under Delaware General Corporation Law, which we refer to as Delaware Corporate Law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware Corporate Law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware Corporate Law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware Corporate Law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware Corporate Law states expressly that the indemnification provided by or granted pursuant to Delaware Corporate Law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise

Catellus REIT Charter.    The amended and restated certificate of incorporation of Catellus REIT (which we refer to as the Catellus REIT Charter) will provide that no director shall be liable to Catellus REIT or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under section 174 of Delaware Corporate Law (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or (d) for any transaction from which the directors derived an improper personal benefit. If Delaware Corporate Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of Catellus REIT shall be eliminated or limited to the fullest extent permitted by Delaware Corporate Law, as so amended. No amendment of the Catellus REIT Charter or repeal of its provisions will limit the benefits provided to directors under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

Catellus REIT Bylaws.    The amended and restated bylaws of Catellus REIT will provide that Catellus REIT will indemnify any present or former director and officer, whether serving or having served Catellus REIT, or at its request, any other entity, to the fullest extent permitted under Delaware law, against expenses (including attorneys’ fees) reasonably incurred or suffered by such person in connection any action, suit or proceeding. However, any such person seeking indemnification in connection with a proceeding initiated by such person shall be indemnified only if such proceeding was authorized by the board of directors of Catellus REIT. The amended and restated bylaws also provides that Catellus REIT will pay incurred expenses in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Catellus REIT. The amended and restated bylaws will also provide that Catellus REIT may enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Delaware law.

Partnership Agreement of the Operating Partnership.    The amended and restated agreement of limited partnership of the Operating Partnership will provide for indemnification of Catellus REIT, its sole general partner, its directors and officers and such other persons as the general partner may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the preceding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Catellus REIT will maintain directors and officers liability insurance coverage for its directors and officers providing coverage for damages, judgments, settlements, defense costs, charges and expenses incurred by reason of any actual or alleged breach of duty, error, misstatement, misleading statement or omission done or made in their capacities as directors and/or officers of Catellus REIT.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
2.1*

Agreement and Plan of Merger dated                     , 2003, by and among Catellus, Registrant and Catellus Operating Limited Partnership (“Merger Agreement”) is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

3.1*	Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) dated March 28, 2003.

3.2*

Form of Amended and Restated Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) is included as Annex B-1 to this proxy statement/prospectus that is part of this Registration Statement.

3.3*	Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion).

3.4*

Form of Amended and Restated Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) are included as Annex B-2 to this proxy statement/prospectus that is part of this Registration Statement.

4.1*	Form of Common Stock Certificate.

4.2	Registration Rights Agreement, dated as of December 29, 1989, among Catellus, BAREIA, O&Y and Itel. (Incorporated by reference to the exhibits to Catellus’ Form 10.)

4.3

First Amendment to Registration Rights Agreement among Catellus, BAREIA, O&Y and Itel. (Incorporated by reference to the exhibits to Amendment No. 2 to Catellus’ Form S-3, filed with the SEC on February 4, 1993.)

4.4

Letter Agreement dated November 14, 1995, between Catellus and California Public Employees’ Retirement System (“CalPERS”). (Incorporated by reference to Exhibit 10.4A to Catellus’ Form 10-K for the year ended December 31, 1995.)

4.5	Purchase and Sale Agreement dated December 12, 2001 between Catellus and CalPERS. (Incorporated by reference to Exhibit 99.1 to Catellus’ Form 8-K filed with the SEC on December 13, 2001.)

5.1*	Form of Opinion of O’Melveny & Myers LLP regarding legality of the securities being registered.

8.1*	Form of Opinion of Goodwin Procter LLP regarding certain tax matters.

8.2*

Form of Opinion of Goodwin Procter LLP regarding the qualification of Registrant as a REIT is part of the Merger Agreement which is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

10.1*	Agreement of Limited Partnership of Catellus Operating Limited Partnership dated April 10, 2003.

10.2*

Form of Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership is included as Annex C to this proxy statement/prospectus that is part of this Registration Statement.

10.3

Loan Agreement by and between Catellus Finance 1, L.L.C. (“Catellus Finance”), and Prudential Mortgage Capital Company, Inc., dated as of October 26, 1998 (the “Loan Agreement”). (Incorporated by reference to Exhibit 4.3 to Catellus’ Form 10-K for the year ended December 31, 1998.)

10.4

First Amendment to Loan Agreement, dated as of January 11, 2001, by and among Catellus Finance, LaSalle Bank National Association, as trustee (“LaSalle”), certain certificate holders and Prudential Insurance Company of America, as servicer (“Prudential”). (Incorporated by reference to Exhibit 10.2 to Catellus’ Form 10-K for the year ended December 31, 2002 (the “2002 10-K”).)

Exhibit Number	Description
10.5

Second Amendment to Loan Agreement, dated as of February 8, 2001, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.3 to the 2002 10-K.)

10.6

Third Amendment to Loan Agreement, dated as of August 27, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.4 to the 2002 10-K.)

10.7

Fourth Amendment to Loan Agreement, dated as of December 23, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.5 to the 2002 10-K.)

10.8

Loan Agreement (Pool A), dated as of March 28, 2002, by and between Catellus and Teachers Insurance and Annuity Association of America (“Teachers”). (Incorporated by reference to Exhibit 10.6 to the 2002 10-K.)

10.9	First Amendment to Loan Agreement (Pool A), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.7 to the 2002 10-K.)

10.10	Second Amendment to Loan Agreement (Pool A), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.8 to the 2002 10-K.)

10.11	Loan Agreement (Pool B), dated as of March 28, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.9 to the 2002 10-K.)

10.12	First Amendment to Loan Agreement (Pool B), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.10 to the 2002 10-K.)

10.13	Second Amendment to Loan Agreement (Pool B), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.11 to the 2002 10-K.)

10.14

Restated Tax Allocation and Indemnity Agreement dated December 29, 1989, by and among Catellus and certain of its subsidiaries and Santa Fe Pacific Corporation. (Incorporated by reference to the exhibits to Form 10.)

EXECUTIVE COMPENSATION PLANS OR ARRANGEMENTS (Exhibits 10.15 – 10.35)

10.15	The Amended and Restated 1991 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to Catellus’ Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).)

10.16

Amendment to Amended and Restated 1991 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.4 to Catellus’ Form 10-Q for the quarter ended September 30, 2001 (the “2001 third quarter 10-Q”).)

10.17	The Amended and Restated 1995 Stock Option Plan. (Incorporated by reference to Exhibit 10.13 to the 1997 Form 10-K.)

10.18	Amendment to Amended and Restated 1995 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.5 to the 2001 third quarter 10-Q.)

10.19	The Amended and Restated Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K.)

10.20	Amendment to Amended and Restated Executive Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.6 to the 2001 third quarter 10-Q.)

10.21	The Amended and Restated 1996 Performance Award Plan. (Incorporated by reference to Exhibit 10.14 to Catellus’ Form 10-Q for the quarter ended March 31, 1999.)

Exhibit Number	Description
10.22	Amendment to Amended and Restated 1996 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.7 to the 2001 third quarter 10-Q.)

10.23	The 2000 Performance Award Plan. (Incorporated by reference to Appendix A to Catellus’ proxy statement filed with the SEC on Schedule 14A on March 31, 2000.)

10.24	Amendment to 2000 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.8 to 2001 third quarter 10-Q.)

10.25*	Form of Second Amendment to 2000 Performance Award Plan is included as Annex F to this proxy statement/prospectus that is part of this Registration Statement.

10.26*	Form of 2003 Performance Plan is included as Annex G to this proxy statement/prospectus that is part of this Registration Statement.

10.27	Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.21 to the 1997 Form 10-K.)

10.28	First Amendment to Deferred Compensation Plan, effective as of January 1, 2002. (Incorporated by reference to Exhibit 10.8B to Catellus’ Form 10-Q for the quarter ended March 31, 2002.)

10.29	Second Amendment to Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.1 to Catellus’ Form 10-Q for the quarter ended June 30, 2002.)

10.30

Third Amended and Restated Employment Agreement between Catellus and Nelson C. Rising, dated as of December 24, 2001. (Incorporated by reference to Exhibit 10.10 to Catellus’ Form 10-K for the year ended December 31, 2001.)

10.31	Memorandum of Understanding regarding Employment between Catellus and Timothy J. Beaudin, dated February 7, 2001. (Incorporated by reference to Exhibit 10.14 to the 2001 third quarter 10-Q.)

10.32	Memorandum of Understanding regarding Employment between Catellus and C. William Hosler, dated February 7, 2001. (Incorporated by reference to Exhibit 10.11 to the 2000 Form 10-K.)

10.33	Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of December 12, 2001. (Incorporated by reference to Exhibit 10.29 to the 2002 10-K.)

10.34	Amendment to Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of October 4, 2002. (Incorporated by reference to Exhibit 10.30 to the 2002 10-K.)

10.35	Letter Agreement regarding Employment between Catellus and Paul A. Lockie, dated January 29, 1996.

11.1*	Statement regarding Computation of Per Share Earnings.

21.1*	Schedule of Subsidiaries and Joint Ventures of the Registrant.

23.1*	Consent of O’Melveny & Myers LLP is included in Exhibit 5.1 above.

23.2*	Consent of Goodwin Procter LLP is included in Exhibits 8.1 and 8.2 above.

23.3	Consent of PricewaterhouseCoopers LLP.

23.4	Consent of Morgan Stanley & Co. Incorporated.

24.1	Power of Attorney is included on the signature page to this Registration Statement.

99.1*	Form of Fairness Opinion of Morgan Stanley & Co. Incorporated is included as Annex D to the proxy statement/prospectus that is part of this Registration Statement.

*	To be filed by amendment.

The Registrant has omitted instruments entered into by Catellus with respect to long-term debt where the total amount of the securities authorized thereunder does not exceed 10 percent of the assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of such instruments to the Commission upon request.

ITEM 22.    UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  The undersigned registrant hereby undertakes as follows:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)  The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Catellus SubCo, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on April 30, 2003.

CATELLUS SUBCO, INC.

By:	/s/ NELSON C. RISING
Nelson C. Rising Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nelson C. Rising, C. William Hosler, Vanessa L. Washington and Paul A. Lockie, and each or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of Catellus SubCo, Inc. and in the capacities and on the date indicated.

Signature	Title	Date

/s/ NELSON C. RISING Nelson C. Rising	Chief Executive Officer (Principal Executive Officer)	April 30, 2003

/s/ C. WILLIAM HOSLER C. William Hosler	Vice President of Finance (Principal Financial Officer)	April 30, 2003

/s/ PAUL A. LOCKIE Paul A. Lockie	Vice President and Controller (Principal Accounting Officer)	April 30, 2003

/s/ JOSEPH F. ALIBRANDI Joseph F. Alibrandi	Director	April 30, 2003

/s/ STEPHEN F. BOLLENBACH Stephen F. Bollenbach	Director	April 30, 2003

/s/ DARYL J. CARTER Daryl J. Carter	Director	April 30, 2003

/s/ RICHARD D. FARMAN Richard D. Farman	Director	April 30, 2003

/s/ CHRISTINE GARVEY Christine Garvey	Director	April 30, 2003

/s/ WILLIAM M. KAHANE William M. Kahane	Director	April 30, 2003

Signature	Title	Date

/s/ LESLIE D. MICHELSON Leslie D. Michelson	Director	April 30, 2003

/s/ DEANNA W. OPPENHEIMER Deanna W. Oppenheimer	Director	April 30, 2003

/s/ NELSON C. RISING Nelson C. Rising	Director	April 30, 2003

/s/ THOMAS M. STEINBERG Thomas M. Steinberg	Director	April 30, 2003

/s/ CORA M. TELLEZ Cora M. Tellez	Director	April 30, 2003

EXHIBIT INDEX

Exhibit Number	Description
2.1*

Agreement and Plan of Merger dated                     , 2003, by and among Catellus, Registrant and Catellus Operating Limited Partnership (“Merger Agreement”) is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

3.1*	Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) dated March 28, 2003.

3.2*

Form of Amended and Restated Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) is included as Annex B-1 to this proxy statement/prospectus that is part of this Registration Statement.

3.3*	Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion).

3.4*

Form of Amended and Restated Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) are included as Annex B-2 to this proxy statement/prospectus that is part of this Registration Statement.

4.1*	Form of Common Stock Certificate.

4.2	Registration Rights Agreement, dated as of December 29, 1989, among Catellus, BAREIA, O&Y and Itel. (Incorporated by reference to the exhibits to Catellus’ Form 10.)

4.3

First Amendment to Registration Rights Agreement among Catellus, BAREIA, O&Y and Itel. (Incorporated by reference to the exhibits to Amendment No. 2 to Catellus’ Form S-3, filed with the SEC on February 4, 1993.)

4.4

Letter Agreement dated November 14, 1995, between Catellus and California Public Employees’ Retirement System (“CalPERS”). (Incorporated by reference to Exhibit 10.4A to Catellus’ Form 10-K for the year ended December 31, 1995.)

4.5	Purchase and Sale Agreement dated December 12, 2001 between Catellus and CalPERS. (Incorporated by reference to Exhibit 99.1 to Catellus’ Form 8-K filed with the SEC on December 13, 2001.)

5.1*	Form of Opinion of O’Melveny & Myers LLP regarding legality of the securities being registered.

8.1*	Form of Opinion of Goodwin Procter LLP regarding certain tax matters.

8.2*

Form of Opinion of Goodwin Procter LLP regarding the qualification of Registrant as a REIT is part of the Merger Agreement which is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

10.1*	Agreement of Limited Partnership of Catellus Operating Limited Partnership dated April 10, 2003.

10.2*

Form of Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership is included as Annex C to this proxy statement/prospectus that is part of this Registration Statement.

10.3

Loan Agreement by and between Catellus Finance 1, L.L.C. (“Catellus Finance”), and Prudential Mortgage Capital Company, Inc., dated as of October 26, 1998 (the “Loan Agreement”). (Incorporated by reference to Exhibit 4.3 to Catellus’ Form 10-K for the year ended December 31, 1998.)

10.4

First Amendment to Loan Agreement, dated as of January 11, 2001, by and among Catellus Finance, LaSalle Bank National Association, as trustee (“LaSalle”), certain certificate holders and Prudential Insurance Company of America, as servicer (“Prudential”). (Incorporated by reference to Exhibit 10.2 to Catellus’ Form 10-K for the year ended December 31, 2002 (the “2002 10-K”).)

Exhibit Number	Description
10.5

Second Amendment to Loan Agreement, dated as of February 8, 2001, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.3 to the 2002 10-K.)

10.6

Third Amendment to Loan Agreement, dated as of August 27, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.4 to the 2002 10-K.)

10.7

Fourth Amendment to Loan Agreement, dated as of December 23, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.5 to the 2002 10-K.)

10.8

Loan Agreement (Pool A), dated as of March 28, 2002, by and between Catellus and Teachers Insurance and Annuity Association of America (“Teachers”). (Incorporated by reference to Exhibit 10.6 to the 2002 10-K.)

10.9	First Amendment to Loan Agreement (Pool A), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.7 to the 2002 10-K.)

10.10	Second Amendment to Loan Agreement (Pool A), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.8 to the 2002 10-K.)

10.11	Loan Agreement (Pool B), dated as of March 28, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.9 to the 2002 10-K.)

10.12	First Amendment to Loan Agreement (Pool B), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.10 to the 2002 10-K.)

10.13	Second Amendment to Loan Agreement (Pool B), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.11 to the 2002 10-K.)

10.14

Restated Tax Allocation and Indemnity Agreement dated December 29, 1989, by and among Catellus and certain of its subsidiaries and Santa Fe Pacific Corporation. (Incorporated by reference to the exhibits to Form 10.)

EXECUTIVE COMPENSATION PLANS OR ARRANGEMENTS (Exhibits 10.15 – 10.35)

10.15	The Amended and Restated 1991 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to Catellus’ Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).)

10.16

Amendment to Amended and Restated 1991 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.4 to Catellus’ Form 10-Q for the quarter ended September 30, 2001 (the “2001 third quarter 10-Q”).)

10.17	The Amended and Restated 1995 Stock Option Plan. (Incorporated by reference to Exhibit 10.13 to the 1997 Form 10-K.)

10.18	Amendment to Amended and Restated 1995 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.5 to the 2001 third quarter 10-Q.)

10.19	The Amended and Restated Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K.)

10.20	Amendment to Amended and Restated Executive Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.6 to the 2001 third quarter 10-Q.)

10.21	The Amended and Restated 1996 Performance Award Plan. (Incorporated by reference to Exhibit 10.14 to Catellus’ Form 10-Q for the quarter ended March 31, 1999.)

Exhibit Number	Description
10.22	Amendment to Amended and Restated 1996 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.7 to the 2001 third quarter 10-Q.)

10.23	The 2000 Performance Award Plan. (Incorporated by reference to Appendix A to Catellus’ proxy statement filed with the SEC on Schedule 14A on March 31, 2000.)

10.24	Amendment to 2000 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.8 to 2001 third quarter 10-Q.)

10.25*	Form of Second Amendment to 2000 Performance Award Plan is included as Annex F to this proxy statement/prospectus that is part of this Registration Statement.

10.26*	Form of 2003 Performance Plan is included as Annex G to this proxy statement/prospectus that is part of this Registration Statement.

10.27	Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.21 to the 1997 Form 10-K.)

10.28	First Amendment to Deferred Compensation Plan, effective as of January 1, 2002. (Incorporated by reference to Exhibit 10.8B to Catellus’ Form 10-Q for the quarter ended March 31, 2002.)

10.29	Second Amendment to Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.1 to Catellus’ Form 10-Q for the quarter ended June 30, 2002.)

10.30

Third Amended and Restated Employment Agreement between Catellus and Nelson C. Rising, dated as of December 24, 2001. (Incorporated by reference to Exhibit 10.10 to Catellus’ Form 10-K for the year ended December 31, 2001.)

10.31	Memorandum of Understanding regarding Employment between Catellus and Timothy J. Beaudin, dated February 7, 2001. (Incorporated by reference to Exhibit 10.14 to the 2001 third quarter 10-Q.)

10.32	Memorandum of Understanding regarding Employment between Catellus and C. William Hosler, dated February 7, 2001. (Incorporated by reference to Exhibit 10.11 to the 2000 Form 10-K.)

10.33	Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of December 12, 2001. (Incorporated by reference to Exhibit 10.29 to the 2002 10-K.)

10.34	Amendment to Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of October 4, 2002. (Incorporated by reference to Exhibit 10.30 to the 2002 10-K.)

10.35	Letter Agreement regarding Employment between Catellus and Paul A. Lockie, dated January 29, 1996.

11.1*	Statement regarding Computation of Per Share Earnings.

21.1*	Schedule of Subsidiaries and Joint Ventures of the Registrant.

23.1*	Consent of O’Melveny & Myers LLP is included in Exhibit 5.1 above.

23.2*	Consent of Goodwin Procter LLP is included in Exhibits 8.1 and 8.2 above.

23.3	Consent of PricewaterhouseCoopers LLP.

23.4	Consent of Morgan Stanley & Co. Incorporated.

24.1	Power of Attorney is included on the signature page to this Registration Statement.

99.1*	Form of Fairness Opinion of Morgan Stanley & Co. Incorporated is included as Annex D to the proxy statement/prospectus that is part of this Registration Statement.

*	To be filed by amendment.